4/28

08002193

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orbis Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

FILE NO. 82- 05025

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/28/08

Orbis Group

CONSOLIDATED FINANCIAL STATEMENTS

as at December 31, 2007

12-31-07
AR/S

Orbis

Orbis Group

President's letter

Orbis

Warsaw, April 17th 2007.

Ladies and Gentlemen,

2007 was, in my opinion, exceptionally successful for Orbis Capital Group as we have generated a net profit of PLN 154 Millions, our best ever profit, which means a growth of 73,4% in comparison to 2006. Results were solid also in terms of operations. The Orbis Group reported a 29,3% rise in its EBITDA which amounted to PLN 362 631 thousands. Our new strategy and organizational changes are paying off.

This result is attributable, first and foremost, to the operational performance of Orbis Grupa Hotelowa, especially due to the organizational changes and yield management technique. This allowed to generate, despite the closing of few hotels, which weren't significantly profitable, to generate higher sales by 8,5% . For year 2007, Orbis Grupa Hotelowa achieved a higher average room rate by 6,9% and an increase of the RevPar (revenue per available room) by 12,3% in comparison to the year 2006. The 2007 EBITDA of Orbis Grupa Hotelowa ended higher by 27,4% in comparison to 2006.

Thanks to the new Sales & Marketing organization, market performances of Orbis Grupa Hotelowa have increased and will surely grow further as we are still optimizing it. Moreover, we are pushing forward the restructuring and strong development of our hotel portfolio: we sold the real estate of Grand hotel in Łódź (still operating) and we closed down the Arkona in Szczecin, Vera in Warsaw, Petropol in Plock and Kosmos in Toruń so that constructions of new Etap, Ibis hotels and Mercure (Szczecin) may begin.

We are also continually making improvements to our existing hotels – last year we upgraded our hotels in Warsaw, Gdańsk, Karpacz, Katowice and Kraków. In May 2008, we will be welcoming our first guests to the Grand Hotel in Warsaw, which after a complete renovation , will join the four-star Mercure chain. Our financial results for 2007 confirm that our strategy: "Orbis – 21st Century Company" has helped us strengthen our position in an increasingly competitive hotel and tourist market in Poland. Focusing our development on economic brands, Orbis Grupa Hotelowa will be even more resilient to economic cycles in the future.

Orbis Travel and Orbis Transport have seen an increase in the number of customers, especially in foreign tourism and car leasing. Over 61 thousand Poles were travelling abroad with Orbis Travel and almost 80 thousand foreign tourists came to visit Poland using our in-coming services. In order to strengthen our position in the market, last year we modernised Orbis Travel agencies in the largest cities: Warsaw, Kraków and Poznań.

Orbis Capital Group excellent financial results have meant that the company was able to pay out in 2007 a dividend to shareholders for the sixth year in a row. I would like to take this opportunity to thank them for their confidence in us. Orbis shares have been listed on the Warsaw Stock Exchange since 1997. 10 years on, we can proudly endorse our decision to issue a public offering, while our listing on the Warsaw trading floor encourages us to work hard and increases our responsibilities to our shareholders.

I believe that 2007 was also a successful year for our employees – the company's most precious resource. Without their dedication and commitment, it would not have been possible to achieve those excellent financial results, so we are ensuring that they too share in the

company's success. Following an agreement with trade unions, average salaries have been increased last year by about 12%. We are maintaining and expanding training programs to raise the qualifications of our workforce. We want to have staff members that are better qualified and loyal to the company. Our commitment to them will be one of our most important tasks over the coming years as well.
I would like to thank our guests for their support over the years.

As a responsible player in the tourism industry, Orbis is committed in sustainable development projects. Our Environmental Charter, initialized by Accor – our strategic investor, is not only reducing negative impact of hotels on the environment but also ties relations with local communities. Showing also our concern for children, within our Partnership with Unicef Poland, Orbis employees have raised over 180 thousand USD for the rebuilding schools in Angola.

I am optimistic about our prospects for 2008 as Orbis Capital Group achievements are in line with strategic objectives. Positive indicators for the Polish economy and growth of infrastructure planned for the Euro 2012 football championship will bring benefits to our company as well and will encourage long term development plans.

Yours sincerely

Jean-Philippe Savoye
President of the
Management Board,
Chief Executive Officer

Orbis Group

Independent registered auditor's report on the audit of the consolidated financial statements

as at December 31, 2007

Orbis

Independent Registered Auditor's Opinion

To the Shareholders and the Supervisory Board of Orbis S.A.

TRANSLATORS' EXPLANATORY NOTE
The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. Certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have audited the accompanying consolidated financial statements of Orbis Group (hereinafter called the "Group"), prepared by the Management Board of Orbis S.A. (hereinafter called the "Parent Company"), Warsaw, ul. Bracka 16, which comprise:

(a) the consolidated balance sheet as at 31 December 2007, showing total assets and total equity and liabilities of PLN 2,367,300 thousand;

(b) the consolidated income statement for the year ended 31 December 2007, showing a net profit of PLN 154,119 thousand;

(c) the statement of changes in consolidated equity for the year ended 31 December 2007, showing an increase in equity of PLN 138,607 thousand;

(d) the consolidated cash flow statement for the year ended 31 December 2007, showing a net cash outflow of PLN 895 thousand;

(e) additional information regarding the adopted accounting policies and other explanatory notes.

The Parent Company's Management Board is responsible for the preparation of the Group's consolidated financial statements and Directors' Report in accordance with applicable regulations. Our responsibility was to express an opinion on the consolidated financial statements based on our audit.

We have performed our audit in accordance with the following regulations applicable in the Republic of Poland:

(a) the provisions of Chapter 7 of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694, with further amendments hereinafter called *the Act*);

(b) auditing standards issued by the National Council of Registered Auditors in Poland.

Our audit was planned and performed to obtain reasonable assurance that the consolidated financial statements were free of material misstatements and omissions. The audit included examining, on a test basis, accounting documents and entries supporting the amounts and disclosures in the consolidated financial statements. The audit also included an assessment of the accounting policies applied by the Group and significant estimates made in the preparation of the consolidated financial statements as well as an evaluation of the overall presentation thereof. We believe that our audit provides a reasonable basis for our opinion.

The information in the Directors' Report for the year ended 31 December 2007 has been prepared in accordance with the provisions of the Decree of the Minister of Finance dated 19 October 2005 concerning the publication of current and periodic information by issuers of securities and is consistent with the information presented in the audited consolidated financial statements.

Our opinion on the audit of financial statements for the year ended 31 December 2006 was qualified in respect of the recognition of perpetual usufruct rights in the balance sheet and classification of leased assets. The current status of those issues is presented below.

As set out in note 1.2., Management considered different interpretations of IAS 17 and concluded that the rights to perpetual usufructs of land received during the Group's privatisation in 1990, as part of the hotel properties, should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 31 December 2007, the value of these amounted to PLN 373 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as the title to their ownership does not pass to the Group after the lease agreements expire. Had these rights to the perpetual usufruct of land not been recognised in the balance sheet, the consolidated profit, net of deferred tax, for the years ended 31 December 2006 and 31 December 2007, would have been higher by PLN 6 million and PLN 4 million respectively. Moreover, the Group recognized the rights to the perpetual usufructs of land acquired for consideration, with a value of PLN 48 million, as property, plant and equipment. In our opinion, these rights should also be classified as operating leases in accordance with IAS 17 and the value of the consideration paid should be presented as long-term prepayments and amortized over the lease term.

In 2002 the Group sold hotels with a net book value of PLN 99 million to a financial institution, recognising a profit on the transaction of approximately PLN 30 million. These hotels were then leased back from the legal owner based on agreements which the Group classified as operating leases. Management took this decision after performing a number of tests, as set out in IAS 17. In our opinion these agreements meet the definition of finance leases and therefore the hotels, together with the liabilities to the lessor, should be presented in the consolidated balance sheet. In addition, the profit on sale of the hotels should have been deferred and amortised over the lease term. Consequently, the value of fixed assets, goodwill, liabilities, deferred income and deferred tax asset have been understated. This however does not significantly affect the consolidated results for the years ended 31 December 2006 and 31 December 2007.

Independent Registered Auditor's Opinion

To the Shareholders and the Supervisory Board of Orbis S.A. (cont.)

In our opinion, except for the impact of the matters described above, the accompanying consolidated financial statements, in all material respects:

(a) have been prepared on the basis of properly maintained consolidation documentation;

(b) comply in terms of form and content with the applicable laws;

(c) give a true and fair view of the Group's financial position as at 31 December 2007 and its financial result for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki
Board Member
Registered Auditor
No. 1750/287

Registered Audit
Company
No. 144

Warsaw, 17 April 2008

TRANSLATION ONLY

The Orbis Group

Independent registered auditor's report on the consolidated financial statements as at and for the year ended 31 December 2007

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish Company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

Independent registered auditor's report
on the audit of consolidated financial statements
To the Shareholders and the Supervisory Board of Orbis S.A.

This report contains 16 consecutively numbered pages and consists of:

I. General information about the Group

(a) The Parent Company began operating on 17 December 1990 as a result of a transformation of a state-owned company called Orbis into a joint stock company called Orbis S.A. (the Notarial Deed registered in *Repetytorium A* with the number reference 1882/1990).

On 9 January 1991, the Parent Company was registered with the District Court in Warsaw, the 16th Business Department, with the reference number RHB 25134.

At present, the Parent Company is entered in the Register of Businesses maintained by the District Court in Warsaw, the 12th Business Department, with the reference number KRS 000022622.

(b) The Parent Company was assigned a tax identification number (NIP) 526-025-04-69 for making tax settlements. For statistical purposes, the Parent Company was assigned a REGON number 006239529.

(c) As at 31 December 2007, the Parent Company's registered share capital amounted to PLN 92,154,016 and consisted of 46,077,008 shares, each of PLN 2 par value.

(d) In the audited period, the Group's business activities comprised:

- provision of hotel and catering services, including accompanying services;
- organization and services related to tourism in Poland and abroad, conventions, meetings, and conferences, and intermediation in reservation and sale of shipping documents of Polish and foreign carriers in communication in Poland and abroad;
- transport services in Poland and abroad, passenger transport, rental and lease of cars and intermediation in tourist, hotel and transport services, car service and parking services.

(e) During the audited period, the following people were on the Parent Company's Management Board:

Jean-Philippe Savoye	Chairman of the Board;	
Krzysztof Gerula	Deputy Chairman of the Board;	
Ireneusz Węgłowski	Deputy Chairman of the Board;	
Yannick Yvon Rouvrais	Board Member;	
Alain Billy	Board Member	until 30 June 2007;
Marcin Wit Szewczykowski	Board Member	since 12 September 2007.

I. General information about the Group (cont.)

(f) As at 31 December 2007, the consolidated financial statements of the Orbis Group comprised the following entities:

Entity name	Nature of equity relationship (% shareholding)	Consolidation method	Auditor	Type of opinion	Balance sheet date
Orbis S.A.	parent company	not applicable	PricewaterhouseCoopers Sp. z o.o.	qualified	31 December 2007
Hekon - Hotele Ekonomiczne S.A.	subsidiary (100%)	acquisition accounting method	PricewaterhouseCoopers Sp. z o.o.	qualified	31 December 2007
UAB Hekon	subsidiary (100%)	acquisition accounting method	UAB Deloitte Lietuva	unqualified	31 December 2007
Orbis Kontrakty Sp. z o.o.	subsidiary (100%)	acquisition accounting method	financial statements not audited	not applicable	31 December 2007
Orbis Transport Sp. z o.o.	subsidiary (99.05%)	acquisition accounting method	PricewaterhouseCoopers Sp. z o.o.	qualified	31 December 2007
Polskie Biuro Podróży Orbis Sp. z o.o.	subsidiary (95.08%)	acquisition accounting method	PricewaterhouseCoopers Sp. z o.o.	unqualified	31 December 2007
PKS Tarnobrzeg Sp. z o.o.	subsidiary (95.08%)	acquisition accounting method	PKF Consult Sp. z o.o.	unqualified	31 December 2007
PKS Gdańsk Sp. z o.o.	subsidiary (95.08%)	acquisition accounting method	PKF Consult Sp. z o.o.	unqualified	31 December 2007
Inter Bus Sp. o.o.	subsidiary (95.08%)	acquisition accounting method	PTE-Profit Sp. z o.o.	unqualified	31 December 2007
Capital Parking Sp. z o.o.	subsidiary (95.08%)	acquisition accounting method	PTE-Profit Sp. z o.o.	unqualified	31 December 2007
Orbis Polish Travel Bureau	subsidiary (83.67%)	acquisition accounting method	financial statements not audited	not applicable	31 December 2007
Orbis Casino Sp. z o.o.	associate (33.33%)	equity method	Finans-Servis Zespół Doradców Finansowo-Księgowych Sp. z o.o.	unqualified	31 December 2007

(g) The Parent Company issues securities admitted to trading on the Warsaw Stock Exchange and, as required by the Accounting Act, prepares the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (hereinafter called *IFRS*).

II. Information about the audit

(a) PricewaterhouseCoopers Sp. z o.o. was appointed auditor to the Group by resolution of the Supervisory Board of Orbis S.A. adopted on 18 May 2005 on the basis of § 20 of the Company's Memorandum of Association.

(b) PricewaterhouseCoopers Sp. z o.o. and the registered auditor conducting the audit are independent of the Group's constituent entities in the meaning of Article 66.2 of the Accounting Act.

(c) The audit was conducted in accordance with the agreement signed on 1 June 2005 in the period from 5 November 2007 to 17 April 2008 (with intervals).

III. The Group's results and financial position

The observations below are based on knowledge obtained during the audit of the consolidated financial statements.

The registered auditor's opinion on the Group's consolidated financial statements contains two qualifications concerning:

- recognition of rights to perpetual usufruct of land;
- classification of sale and lease transactions in respect of four hotels.

The above issues may have a material effect on the amount, presentation and discussion of selected consolidated financial statement items, including the ratios characterizing the Group's financial position and results.

The consolidated financial statements do not take account of inflation. The consumer price index (on a December to December basis) amounted to 4.0% in the audited period (1.4% in 2006).

Orbis S.A. is the Parent Company of the Group which, in the audited year, as well as in the previous one, comprised twelve subordinated entities (including ten fully consolidated subsidiaries); the data of associated entity was presented in the consolidated financial statements using the equity method.

As at the end of the audited year, the Group's assets amounted to PLN 2,367,300 thousand. During the year, total assets increased by PLN 102,248 thousand, i.e. by 4.5%. The increase resulted mainly from the increase in property, plant and equipment by PLN 71,563 thousand (3.8%), other short-term receivables by PLN 16,774 thousand (36.4%) and financial assets measured at fair value through profit and loss by PLN 6,850 thousand. On the equity and liabilities side, the biggest changes were recorded in retained earnings – an increase by PLN 138,701 thousand (13.7%) – and in long-term loans and borrowings – a decrease by PLN 41,401 thousand (18.0%).

Total sales amounted to PLN 1,164,361 thousand and increased by 9.4% compared with the prior year. The highest sales revenues were generated on sales of hotel and catering services. The highest operating expense item was the cost of sales which amounted to PLN 841,658 thousand, accounting for 78.5% of total operating expenses. Cost of sales increased by 7.3% compared with the prior year. The higher growth dynamic of sales compared with cost of sales of 2.1 percentage point, resulted in an improvement of the margin calculated as profit on sales to 27.7% in 2007, from 26.3% in 2006.

Net profitability of sales amounted to 13.2% and was by 4.8 percentage points higher than in the prior year, while gross return on sales amounted to 8.9%, i.e. was by 3.4 percentage points higher. The key contributing factor was the increase in gain on sale of property, plant and equipment (by PLN 54,406 thousand; 138.9%).

The gearing ratio decreased from 26.6% at the end of the previous year to 24.0% at the end of the audited year. The payables turnover ratio increased from 29 to 31 days.

The increase in current assets resulted in a rise in both of the liquidity ratios (current and quick) from 0.8 in the prior year to 0.9 in the audited year.

IV. Discussion of financial statement components

CONSOLIDATED BALANCE SHEET as at 31 December 2007

ASSETS	Note	31.12.2007 PLN'000	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Non-current (long-term) assets							
Property, plant and equipment	1	1,946,060	1,874,497	71,563	3.8	82.2	82.8
Intangible assets		110,640	110,041	599	0.5	4.7	4.9
Investments in the associated entity consolidated using the equity method		8,067	7,989	78	1.0	0.3	0.4
Available-for-sale financial assets		547	662	(115)	(17.4)	0.0	0.0
Other financial assets		3,640	3,612	28	0.8	0.2	0.2
Investment property		39,736	41,882	(2,146)	(5.1)	1.7	1.8
Other long-term investments		552	552	0	0.0	0.0	0.0
Deferred income tax assets		416	720	(304)	(42.2)	0.0	0.0
Total non-current (long-term) assets		**2,109,658**	**2,039,955**	**69,703**	**3.4**	**89.1**	**90.1**

IV. Discussion of financial statement components (cont.)

CONSOLIDATED BALANCE SHEET as at 31 December 2007 (cont.)

ASSETS (cont.)	Note	31.12.2007	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Current assets							
Inventories		9,403	9,188	215	2.3	0.4	0.4
Trade receivables		60,625	55,263	5,362	9.7	2.6	2.5
Other income tax receivables		692	55	637	1,158.2	0.0	0.0
Other short-term receivables	2	62,839	46,065	16,774	36.4	2.7	2.0
Financial assets measured at fair value through profit and loss		6,986	136	6,850	5,036.8	0.3	0.0
Cash and cash equivalents		106,352	107,247	(895)	(0.8)	4.5	4.7
Total current (short-term) assets		**246,897**	**217,954**	**28,943**	**13.3**	**10.4**	**9.6**
Non-current assets held for sale		**10,745**	**7,143**	**3,602**	**50.4**	**0.5**	**0.3**
TOTAL ASSETS		**2,367,300**	**2,265,052**	**102,248**	**4.5**	**100.0**	**100.0**

IV. Discussion of financial statement components (cont.)

CONSOLIDATED BALANCE SHEET as at 31 December 2007 (cont.)

EQUITY AND LIABILITIES	Note	31.12.2007 PLN'000	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Equity							
Share capital	3	517,754	517,754	0	0.0	21.9	22.9
Other reserves		133,333	133,333	0	0.0	5.6	5.9
Foreign exchange differences on consolidation		(848)	(628)	(220)	35.0	0.0	0.0
Retained earnings		1,148,245	1,009,544	138,701	13.7	48.5	44.5
Minority interests		1,843	1,717	126	7.3	0.1	0.1
Total equity		**1,800,327**	**1,661,720**	**138,607**	**8.3**	**76.1**	**73.4**
Liabilities							
Non-current (long-term) liabilities							
Borrowings		188,904	230,305	(41,401)	(18.0)	8.0	10.1
Deferred income tax liability		66,827	70,169	(3,342)	(4.8)	2.8	3.1
Other long-term liabilities		5,994	10,168	(4,174)	(41.1)	0.3	0.4
Provision for pensions and similar benefits		36,111	33,120	2,991	9.0	1.5	1.5
Provisions for liabilities		21	51	(30)	(58.8)	0.0	0.0
Total non-current (long-term) liabilities		**297,857**	**343,813**	**(45,956)**	**(13.4)**	**12.6**	**15.1**

IV. Discussion of financial statement components (cont.)

CONSOLIDATED BALANCE SHEET as at 31 December 2007 (cont.)

LIABILITIES (cont.)	Note	31.12.2007 PLN'000	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Current (short-term) liabilities							
Borrowings		87,315	85,565	1,750	2.0	3.7	3.8
Trade payables		93,002	89,323	3,679	4.1	3.9	3.9
Other income tax liabilities		7,981	219	7,762	3,544.3	0.3	0.0
Other short-term liabilities		71,284	71,699	(415)	(0.6)	3.0	3.2
Provision for pensions and similar benefits		6,906	5,863	1,043	17.8	0.3	0.3
Provisions for liabilities		2,628	6,850	(4,222)	(61.6)	0.1	0.3
Total current (short-term) liabilities		**269,116**	**259,519**	**9,597**	**3.7**	**11.3**	**11.5**
TOTAL EQUITY AND LIABILITIES		**2,367,300**	**2,265,052**	**102,248**	**4.5**	**100.0**	**100.0**

IV. Discussion of financial statement components (cont.)

CONSOLIDATED INCOME STATEMENT
For the financial year ended 31 December 2007

	Note	31.12.2007 PLN'000	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Net sales		1,164,361	1,064,510	99,851	9.4	100.0	100.0
Cost of sales		(841,658)	(784,625)	(57,033)	7.3	(72.3)	(73.7)
Gross profit from sales		**322,703**	**279,885**	**42,818**	**15.3**	**27.7**	**26.3**
Other operating income	4	107,614	63,481	44,133	69.5	9.2	6.0
Selling and marketing expenses		(61,709)	(61,749)	40	(0.1)	(5.3)	(5.8)
Administrative expenses		(169,256)	(157,633)	(11,623)	7.4	(14.5)	(14.8)
Other operating expenses		(16,303)	(23,237)	6,934	(29.8)	(1.4)	(2.2)
Revaluation of non-financial non-current assets	5	26,041	27,041	(1,000)	(3.7)	2.2	2.5
Operating profit		**209,090**	**127,788**	**81,302**	**63.6**	**17,9**	**12.0**
Finance income		51	106	(55)	(51.9)	0.0	0.0
Finance expenses		(16,281)	(17,083)	802	(4.7)	(1.4)	(1.6)
Share in net profits of associates		78	2,769	(2,691)	(97.2)	0.0	0.3
Profit before tax		**192,938**	**113,580**	**79,358**	**69.9**	**16.5**	**10.7**
Income tax expense		(38,819)	(24,692)	(14,127)	57.2	(3.3)	(2.3)
Net income for the year		**154,119**	**88,888**	**65,231**	**73.4**	**13.2**	**8.4**

IV. Discussion of financial statement components (cont.)

Selected ratios characterizing the Group's financial position and results

The following ratios characterize the Group's activities, results of operations during the audited year and its financial position as at the balance sheet date, compared with prior year:

	2007	**2006**
Asset ratios		
- gross receivables turnover	20 days	21 days
- inventory turnover	4 days	4 days
Profitability ratios		
- net return of sales	13.2 %	8.4 %
- gross margin	16.6 %	10.7 %
- return on capital employed	8.9 %	5.5 %
Liability ratios		
- gearing	24.0 %	26.6%
- payables turnover	31 days	29 days

	31.12.2007	**31.12.2006**
Liquidity ratios		
- current ratio	0.9	0.8
- quick ratio	0.9	0.8

IV. Discussion of financial statement components (cont.)

Consolidated balance sheet as at 31 December 2007

1. Property, plant and equipment

In the audited year, the cost of property, plant and equipment increased by PLN 80,590 thousand, mainly as a result of the modernization of hotel buildings and development of the car fleet.

Depreciation amounted to PLN 150,778 thousand in 2007, and the utilization of the impairment provision amounted to PLN 26,041 thousand (2006: PLN 27,041 thousand).

The registered auditor's opinion contains a qualification concerning the method of balance sheet presentation of the rights to perpetual usufruct of land acquired by the Group free of charge. In our opinion, these rights should be classified as operating lease and presented off balance sheet due to the fact that the ownership title to the land is not transferred to the Group. As a result, the value of property, plant and equipment as at 31 December 2007 was overstated by PLN 342 million, and the value of investment property was overstated by PLN 31 million. At the same time, the financial result (adjusted for deferred tax) for the year ended 31 December 2007 should be PLN 4 million higher. Furthermore, the Group recognized the right to perpetual usufruct of land purchased for a financial consideration, with a value of PLN 48 million, as property, plant and equipment. In our opinion, it should be classified as operating lease in accordance with IAS 17, and the amount of the consideration paid should be recognized in long-term prepayments.

Moreover, the registered auditor made a qualification in his opinion concerning the fact that four hotels used under lease contracts signed for 20 years have not been presented in the balance sheet. The hotels used to belong to the Group and were sold to a financial institution in 2002. The net book value of the hotels as at the date of their sale was PLN 99 million. In our opinion, in accordance with the economic purpose of this transaction and the provisions of the lease contracts, the said hotels, together with the liability to the lessor, should be presented in the consolidated balance sheet at the historical cost less accumulated depreciation, in accordance with IAS 17. Additionally, the profit from the sale of these hotels amounting to approx. PLN 30 million should be deferred and credited to income throughout the lease term.

2. Other short-term receivables

Other short-term receivables as at the end of the audited period amounted to PLN 62,839 thousand, an increase from prior year by PLN 16,774 thousand (36.4%).
This was caused primarily by the increase in taxes, subsidies, customs duties, social insurance and other benefits receivable by PLN 7,740 thousand, and receivables from sale of investment property by PLN 6,102 thousand.

IV. Discussion of financial statement components (cont.)

3. Share capital of the Parent Company

In the audited period, the registered share capital did not change.

As at 31 December 2007, the Parent Company's shareholders were:

Shareholder	Number of shares held	Par value of shares held	Type of shares held	Votes %
Accor S.A.	20,955,773	41,911,546	ordinary	45.48
BZ WBK AIB Asset Management S.A.	8,459,267	16,918,534	ordinary	18.36
Commercial Union OFE BPH CU WBK	2,338,652	4,677,304	ordinary	5.08
Pioneer Pekao Investment Management S.A.	2,332,876	4,665,752	ordinary	5.06
Other shareholders	11,990,440	23,980,880	ordinary	26.02
	46,077,008	**92,154,016**		**100.00**

Consolidated income statement for the year ended 31 December 2007

4. Other operating income

Other operating income for the audited period amounted to PLN 107,614 thousand, an increase by PLN 44,133 thousand (69.5%) from the prior year. The main factor of this change was the increase in gain on disposal of non-financial fixed assets by PLN 54,406 thousand, offset by the decrease in other operating income of PLN 4,206 thousand and subsidies of PLN 6,067 thousand.

5. Revaluation of non-financial non-current assets

The gain on revaluation of non-financial fixed assets, arising from partial reversal of impairment provision concerning property, plant and equipment, amounted to PLN 26,041 thousand (2006: 27,041 thousand).

V. Independent registered auditor's statement

(a) The Management Board of the Parent Company provided all the information, explanations, and representations required by us in the course of the audit and provided us with a representation letter confirming the completeness of the information included in the consolidation documentation and the disclosure of all contingent liabilities and post-balance-sheet events which occurred up to the date on which that letter was signed.

(b) The scope of the audit was not limited.

(c) The consolidation documentation was complete and accurate, and stored in a manner ensuring its proper safeguarding.

(d) Apart from the issues raised in the qualification to the registered auditor's opinion on the financial statements, the accounting policies and disclosures specified by the Parent Company's Management complied with the International Financial Reporting Standards as adopted by the European Union in all material respects. There were no changes in the accounting policies compared with the previous year.

(e) The consolidation of equity and the determination of minority interests were carried out properly in all material respects.

(f) The elimination of mutual balances (receivables and payables) and transactions (revenue and costs) of the consolidated entities were carried out in accordance with the IFRS as adopted by the European Union in all material respects.

(g) The elimination of unrealized gains/losses (included in the book value of assets) arising on transactions between consolidated Group entities and intra group dividend payments was carried out in accordance with IFRS in all material respects.

(h) The impact of the disposal or partial disposal of shares in subordinated entities was accounted for properly in all material respects.

(i) Except for the issues raised in the registered auditor's opinion, the additional notes and explanations present all material information required by the IFRS as adopted by the European Union.

(j) The Director's Report of the Group takes account of the requirements of the Decree of the Minister of Finance of 19 October 2005 regarding current and periodic information to be presented by issuers of securities (Journal of Laws No. 209, item 1744).

(k) The consolidated financial statements for the prior year were audited by PricewaterhouseCoopers Sp. z o.o. The registered auditor issued an opinion with a qualification regarding:

- recognition of rights to perpetual usufruct of land;
- classification of sale and lease transactions in respect of four hotels;
- the results of an impairment test relating to property, plant and equipment concerning prior years.

V. The independent registered auditor's statement (cont.)

(l) The consolidated financial statements of the Group for the year ended 31 December 2006 were approved by Resolution No. 4 passed by the General Shareholder's' Meeting of the Parent Company on 28 June 2007, filed with the National Court Register in Warsaw on 3 July 2007 and published in Monitor Polski B No. 1815 on 13 November 2007.

VI. Final notes and comments

This report has been prepared in connection with the audit of the consolidated financial statements of Orbis Group, in which Orbis S.A., Warsaw, ul. Bracka 16, is the Parent Company. The audited consolidated financial statements comprise:

(a) the consolidated balance sheet as at 31 December 2007, with total assets and total equity and liabilities of PLN 2,367,300 thousand;

(b) the consolidated income statement for the year ended 31 December 2007, showing a net profit of PLN 154,119 thousand;

(c) the statement of changes in consolidated equity for the year ended 31 December 2007, showing an increase in equity of PLN 138,607 thousand;

(d) the consolidated cash flow statement for the year ended 31 December 2007, showing a net cash outflow of PLN 895 thousand;

(e) the additional information on adopted accounting policies and other explanatory notes.

The consolidated financial statements were signed by the Management Board of the Parent Company on 17 April 2008. This report should be read in conjunction with the Independent Registered Auditor's Opinion to the Shareholders and the Supervisory Board of Orbis S.A. dated 17 April 2008, concerning the above mentioned consolidated financial statements. The opinion on the consolidated financial statements is a general conclusion drawn from the audit and involves assessing the materiality of individual audit findings rather than being a sum of all the evaluations of individual consolidated financial statement components. This assessment takes account of the impact of the facts noted on the truth and fairness of the consolidated financial statements as a whole.

Person acting on behalf of PricewaterhouseCoopers Sp. z o.o. and conducting the audit:

Andrzej J. Konopacki Board Member Registered Auditor No. 1750/287	Registered Audit Company No. 144

Warsaw, 17 April 2008

Orbis Group

Consolidated Financial Statements

as at December 31, 2007

Orbis

The Consolidated Financial Statements of the Orbis Group for the period from January 1, 2007 to December 31, 2007

Warsaw, April 17, 2008

TABLE OF CONTENTS

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at December 31, 2007

Assets	Note	balance as at December 31, 2007	balance as at December 31, 2006
Non-current assets		**2 109 658**	**2 039 955**
Property, plant and equipment	9	1 946 060	1 874 497
Intangible assets, of which:	10	110 640	110 041
- goodwill		108 328	107 708
Investment in an associated company consolidated using the equity method of accounting	11	8 067	7 989
Available-for-sale financial assets	15	547	662
Other financial assets	16	3 640	3 612
Investment property	17	39 736	41 882
Other long-term investments	18	552	552
Deferred income tax assets	5	416	720
Current assets		**246 897**	**217 954**
Inventories	19	9 403	9 188
Trade receivables	20	60 625	55 263
Income tax receivables	20	692	55
Other short-term receivables	20	62 839	46 065
Financial assets at fair value through profit or loss	21	6 986	136
Cash and cash equivalents	22	106 352	107 247
Non-current assets held for sale	9	**10 745**	**7 143**
Total assets		**2 367 300**	**2 265 052**

The notes on pages 9-73 form an integral part of these financial statements

as at December 31, 2007

Equity and Liabilities	Note	balance as at December 31, 2007	balance as at December 31, 2006
Total equity		**1 800 327**	**1 661 720**
Capital and reserves attributable to equity holders of the Company	23	**1 798 484**	**1 660 003**
Share capital		517 754	517 754
Other capital		133 333	133 333
Foreign currency translation reserve		(848)	(628)
Retained earnings		1 148 245	1 009 544
Minority interest		**1 843**	**1 717**
Non-current liabilities		**297 857**	**343 813**
Borrowings	24	188 904	230 305
Deferred income tax liability	5	66 827	70 169
Other non-current liabilities	25	5 994	10 168
Provision for pension and similar benefits	29	36 111	33 120
Provisions for liabilities	26	21	51
Current liabilities		**269 116**	**259 519**
Borrowings	24	87 315	85 565
Trade payables	27	93 002	89 323
Current income tax liabilities	27	7 981	219
Other current liabilities	27	71 284	71 699
Provision for pension and similar benefits	29	6 906	5 863
Provisions for liabilities	26	2 628	6 850
Total equity and liabilities		**2 367 300**	**2 265 052**

The notes on pages 9-73 form an integral part of these financial statements

(all amounts are quoted in PLN thousands, unless otherwise stated)

for the year 2007

	Note	2007	2006
Net sales of services	4.1	1 158 097	1 057 104
Net sales of products, merchandise and raw materials	4.1	6 264	7 406
Cost of services, products, merchandise and raw materials sold	4.3	(841 658)	(784 625)
Gross profit on sales		**322 703**	**279 885**
Other operating income	4.2	107 614	63 481
Distribution & marketing expenses	4.3	(61 709)	(61 749)
Overheads & administrative expenses	4.3	(169 256)	(157 633)
Other operating expenses	4.5	(16 303)	(23 237)
Net impairment reversal	4.2	26 041	27 041
Operating profit		**209 090**	**127 788**
Finance income	4.6	51	106
Finance expenses	4.6	(16 281)	(17 083)
Share in net profits of subsidiaries, affiliates and associated companies	11	78	2 769
Profit before tax		**192 938**	**113 580**
Income tax expense	5	(38 819)	(24 692)
Net profit for the year		**154 119**	**88 888**
Attributable to:			
shareholders of the controlling company		154 368	88 773
minority shareholders		(249)	115
		154 119	**88 888**
Earnings per common share (in PLN)			
Basic/dilluted earnings per share attributable to the equity holders of the Company for the financial year	7	3,35	1,93

Total profit for the year relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

for the year 2007

	Note	Share Capital	Other Capital	Foreign currency translation reserve	Retained earnings	Minority interest	Total
		Capital attributable to equity holders of the Company					
Twelve months ended on December 31, 2006							
Balance as at January 1, 2006		**517 754**	**133 333**	**(673)**	**936 438**	**1 602**	**1 588 454**
- profit for the year		0	0	0	88 773	115	**88 888**
- translation differences on consolidation		0	0	45	0	0	**45**
Total recognised income		**0**	**0**	**45**	**88 773**	**115**	**88 933**
- dividends		0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2006	23	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
Twelve months ended on December 31, 2007							
Balance as at January 1, 2007		**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
- profit for the year		0	0	0	154 368	(249)	**154 119**
- translation differences on consolidation		0	0	(220)	0	0	**(220)**
- acquisition of minority interests		0	0	0	0	375	**375**
Total recognised income		**0**	**0**	**(220)**	**154 368**	**126**	**154 274**
- dividends		0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2007	23	**517 754**	**133 333**	**(848)**	**1 148 245**	**1 843**	**1 800 327**

The notes on pages 9-73 form an integral part of these financial statements

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for the year 2007

	Note	2007	2006
OPERATING ACTIVITIES			
Profit before tax		**192 938**	**113 580**
Adjustments:		**28 625**	**104 900**
Share in net profit of companies consolidated using the equity method of accounting	11	(78)	(2 769)
Depreciation and amortization	4.3	153 541	152 743
Gain (loss) on foreign exchange differences		(623)	(301)
Interest		16 212	16 516
Profit (loss) on investing activities		(95 857)	(38 760)
Change in receivables	36	(25 048)	(10 603)
Change in liabilities, excluding borrowings	36	7 688	16 186
Change in provisions	26	(218)	(2 136)
Change in inventories	19	(215)	248
Other adjustments	36	(26 777)	(26 224)
Cash flow from operating activities		**221 563**	**218 480**
Income tax paid/reimbursed		(36 449)	(21 040)
Net cash flow from operating activities		**185 114**	**197 440**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		132 715	63 096
Proceeds from sale of investment property		3 375	0
Proceeds from sale of shares in related entities		1 210	0
Proceeds from sale of short-term securities		114 392	632 041
Interest received		151	376
Other investing income		54	65
Purchase of property, plant and equipment and intangible assets		(241 255)	(236 987)
Purchase of additional shares in subsidiaries		(1 878)	(1 872)
Purchase of short-term securities		(121 232)	(598 582)
Other investing cash flow		(5)	(60)
Net cash used in investing activities		**(112 473)**	**(141 923)**
FINANCING ACTIVITIES			
Proceeds from borrowings		9 668	54 677
Other financial income		166	48
Repayment of borrowings		(48 193)	(49 589)
Interest paid		(16 371)	(15 933)
Dividends paid to Company's shareholders		(15 667)	(15 667)
Financial lease payments		(2 776)	(2 888)
Other financial cash flow		(363)	(459)
Net cash used in financing activities		**(73 536)**	**(29 811)**
Change in cash and cash equivalents		**(895)**	**25 706**
Cash and cash equivalents at the beginning of period		**107 247**	**81 541**
Cash and cash equivalents at the end of period		**106 352**	**107 247**

The notes on pages 9-73 form an integral part of these financial statements

1. BACKGROUND

1.1 GENERAL INFORMATION

The core business operations of the Orbis Group comprise hotel, tourist and transport activities.

The Group's Parent Company is **Orbis S.A.** having its corporate seat in Warsaw, Poland, ul. Bracka 16, 00-028 Warsaw, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3.4 thousand people and operates a network of 42 hotels (8 396 rooms as at December 31, 2007) in 27 major cities, towns and resorts in Poland and it manages 2 additional hotels. The hotels of the Company operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. In addition, the Company is the owner of 3 Etap brand hotels operated by its subsidiary Hekon-Hotele Ekonomiczne S.A.
Orbis S.A. leads the Orbis Group which is formed of companies from the hotel, tourist and transport sectors (Companies forming the Orbis Group are presented in point 1.4.1 of these financial statements). Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels, two Novotels and three Etaps. The Company's hotels offer in aggregate 1 889 rooms in 8 towns in Poland. In addition, the company manages hotel Ibis Stare Miasto in Warsaw. Also, the company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of Orbis Travel is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business travel services and acts as an agent in the sales of transport tickets.
Orbis Transport Sp. z o.o. is the largest Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.
Orbis Kontrakty Sp. z o.o. was established by Orbis S.A. and Hekon - Hotele Ekonomiczne S.A.. The main objective of the company's operations is to organize purchases for the hotels managed by each shareholder.
These consolidated financial statements of the Group for 2007 comprise the Parent Company and its subsidiaries (jointly named the "Orbis Group" or the "Group").

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. When preparing the consolidated financial statements, estimates and judgments concerning the future were made. These estimates and judgments are described in note 2.4.

The Management Board of the Parent Company is of the opinion that, presently there exist no circumstances which would indicate a threat to the Group's ability to continue as a going concern.

The main accounting policies applied in preparing the consolidated financial statements are set out below. These policies have been consistently applied to all years presented in the financial statements.

The financial statements of the companies forming the Group are recognized in the currency of the primary economic environment in which the companies operate (the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Parent Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.2. STATEMENT OF COMPLIANCE

On February 10, 2005, the Extraordinary General Shareholders' Meeting of the Parent Company Orbis S.A. was held. The General Shareholders' Meeting passed a resolution on the preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union, from January 1, 2005.

The attached financial statements have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union, issued and valid on the date of these financial statements.

With regards to the accounting for rights obtained to perpetual usufruct of land, the Management Board has examined the various interpretations of IAS 17 which are available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of an administrative decision should be recognized in the balance sheet in the amounts determined by an independent valuation.

The Group's hotel properties (i.e. cash generating units) because land is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of the real property.

Certain rights to perpetual usufruct of land have been purchased by the Group and initially recognized at purchase price (at market value). The Group received other rights from the State as part of the hotel properties.

Whilst it cannot be stated that the rights to perpetual usufruct of land were transferred to Orbis S.A. free-of-charge, it can be stated that it was not possible to determine the value of land contained in the aggregate price equal to the value of shares issued by Orbis S.A. and transferred to the State in exchange for the assets, also because there was no active market for this type of assets at that time.

The value of rights obtained to perpetual usufruct of land recognized in the balance sheet amounted to PLN 372 874 thousand as at December 31, 2007, and to PLN 388 410 thousand as at December 31, 2006.

The value of the deferred income tax liability amounted to PLN 70 846 thousand as at December 31, 2007 and PLN 73 798 thousand as at December 31, 2006.

1.3 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements present the balance sheet figures as at December 31, 2007 and comparative figures as at December 31, 2006, the statement of changes in equity for 2007 and for 2006, the income statement and cash flow statement covering figures for 2007 and comparative figures for 2006, as well as the explanatory notes to the above mentioned financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. The Management Board is also required to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of complexity or judgment, or areas where assumptions and estimates are significant to the consolidated financial statements as a whole are disclosed in the notes to these consolidated financial statements.

These consolidated financial statements were approved by the Management Board on April 17, 2008.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.4 ORBIS GROUP

1.4.1 Companies forming the Group and the Group's associates

Orbis S.A. is the Group's Parent Company.
The below-presented data concern share of equity, share of voting rights at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

Companies forming the Group and the Group's associates

Company's name	% share in share capital	Country of registration	% share in voting rights at the GM	Business operations
	SUBSIDIARIES			
Hekon Hotele Ekonomiczne S.A.	directly 100.00 %	Poland	directly 100.00 %	hotel and food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100.00 %	Poland	directly 100.00 %	hotel and food&beverage
Orbis Transport Sp. z o.o.	directly 98.88 % indirectly 0.17%	Poland	directly 98.88 % indirectly 0.17%	transport
PBP Orbis Sp. z o.o.	directly 95.08 %	Poland	directly 95.08 %	tourism
Orbis Kontrakty Sp. z o.o.	directly 80.00 % indirectly 20.00 %	Poland	directly 80.00 % indirectly 20.00 %	organization of purchases
UAB Hekon	indirectly 100.00 %	Lithuania	indirectly 100.00 %	hotel and food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 99.05 %	Poland	indirectly 99.05 %	transport
PKS Gdańsk Sp. z o.o.	indirectly 99.05 %	Poland	indirectly 99.05 %	transport
AutoOrbisBus Sarl	indirectly 99.05 %	France	indirectly 99.05 %	promotion and communications
Inter Bus Sp. z o.o.	indirectly 99.05%	Poland	indirectly 99.05%	coach transport
Capital Parking Sp. z o.o.	indirectly 99.05 %	Poland	indirectly 99.05 %	rental of parking lots
Orbis Polish Travel Bureau Inc.	indirectly 83.67 %	USA	indirectly 83.67 %	travel agent
	ASSOCIATES			
Orbis Casino Sp. z o.o.	directly 33.33 %	Poland	directly 33.33 %	games of chance

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.4.2 Non-consolidated companies

Certain subsidiaries and associates that are not material to the total balance sheet and the financial result of the Group were not consolidated.
These companies are presented in the table below. Additional disclosures pertaining to the results of non-consolidated companies are provided in note 12 to the consolidated financial statements.
Interests in non-consolidated subsidiaries and associates are recognized in the consolidated financial statements at cost less impairment losses.

Companies excluded from the consolidation	% Share in share capital	% share in net revenues of the Group	% share in balance sheet total of the Group	% share in net profit of the Group	% share in equity of the Group
	Subsidiaries				
Wioska Turystyczna Wilkasy Sp. z o.o.	100.00%	0.13	0.19	0.00	0.19
AutoOrbisBus Sarl	99.05%	0.24	0.15	(0.86)	(0.33)
TOTAL		**0.37**	**0.34**	**(0.86)**	**(0.14)**

1.4.3 Changes in the Group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

During the reporting period the following changes took place in the structure of the Orbis Group:

1. PH Majewicz Sp. z o.o. – on December 3, 2007 Orbis S.A. sold 2 157 shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o. with the nominal value of PLN 500 each. The shares sold account for 48.97% of the company's equity. Thus, Orbis S.A. no longer has any interests in PH Majewicz Sp. z o.o.
2. Capital Parking sp. z o.o. – on October 31, 2007 an agreement was concluded for the purchases of 320 shares in Capital Parking Sp. z o.o. by Orbis Transport Sp. z o.o., whereby Orbis Transport's interests in the company's equity increase from 68% to 100%.

1.4.4 Information about events in the Group

1. Orbis Transport Sp. z o.o. – registration in KRS on May 9, 2007 of its share capital increase to PLN 28 507 thousand. As a result of the increase Orbis S.A.'s shareholding increased to 278 439 shares with a total value of PLN 27 844 thousand constituting 98.88% share of the share capital.
2. PKS Gdańsk Sp. z o.o. – registration in KRS on April 27, 2007 of its share capital increase to PLN 14 470 thousand. A current shareholder, Orbis Transport Sp. z o.o., took up 771 new shares with a value of PLN 500 each for a total amount of PLN 385.5 thousand.
3. Capital Parking Sp. z o.o. – by a resolution of Capital Parking Sp. z o.o. of November 29, 2007 the company's share capital was increased to PLN 553 000 by the issue of 106 new shares with a nominal value of PLN 500 each. All the new shares were taken up by the current shareholder Transport Sp. z o.o. As at December 31, 2007 the increased capital had not been registered in the National Court Register (registration – January 2008).
4. On October 9, 2007 the real estate in Gdańsk constituting property of a subsidiary PKS Gdańsk Sp. z o.o. was sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF THE GROUP

1. Related parties

1.1 Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Existence and the effect of potential voting rights that are exercised or convertible is taken into consideration to determine if the Group controls an enterprise.

Subsidiaries are consolidated from the date on which the Group took control. They are de-consolidated from the date this control ceases.

Acquisitions of subsidiaries by the Group are recognized by the use of the purchase method.

The cost of acquisition is set at fair value of transferred assets, issued equity instruments, and drawn or accepted liabilities as at the exchange date plus costs that can be directly attributed to the acquisition transaction. Identifiable assets and liabilities, and contingent liabilities acquired by way of business combination are measured upon the initial recognition at their fair value as at the acquisition date regardless of any minority interests. Any surplus of the cost of acquisition over the fair value of the Group's share of identifiable, acquired net assets is recognized as goodwill. If the cost of acquisition is lower than fair value of the Group's share of net assets of the acquired subsidiary, the difference is directly recognized in the income statement.

Financial statements of subsidiaries are adjusted, if necessary, in order to unify the subsidiaries' accounting policies with the Group's accounting policies.

Intragroup transactions, balances and unrealized gains arising from transactions between the Group's companies are eliminated. Unrealized losses are also eliminated unless a transaction causes impairment of a transferred asset.

The value of interests held by the parent and other consolidated companies in subsidiaries that represents the share of the parent and other consolidated companies of the Group in subsidiaries is also eliminated.

1.2 Associates

Associates include all entities over which the Group has significant influence but not control, i.e., usually the group holds 20% to 50% of associates' voting rights. Investments in associates are recognized under the equity method and are initially recognized at cost.

The Group's investments in associates include goodwill (less cumulated impairment) as at the acquisition date.

If the Group's share of profits or losses of an associate equals or exceeds its interest in the associate, including other unsecured receivables, the Group does not recognize any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized profits from transactions between the Group and its associates are eliminated proportionately to the amount of the Group's interest in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence that the transferred asset has been impaired.

Where necessary, accounting policies of associates were adjusted in order to maintain consistency with the Group's accounting policies.

2. Transactions and minority interests

The Group applied a policy of treating transactions with minority interests as transactions with third parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases of shares from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets.

3. Foreign currency transactions

The consolidated financial statements are prepared in Polish zloty (PLN) which is the functional currency of the Parent Company.
Figures from the balance sheet and the income statement prepared in Lithuanian Litas (LTL) by the consolidated company UAB Hekon seated on the territory of Lithuania and figures from the balance sheet and the income statement prepared in American dollars (USD) by the consolidated company Orbis Polish Travel Bureau seated in the United States of America have been converted into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at December 31, 2007 and December 31, 2006 accordingly (assets and liabilities) and at the exchange rate being the arithmetic mean of average exchange rates quoted by the National Bank of Poland at the day ending each month of the financial year (income statement). All resulting foreign exchange differences are recognized as a component of equity.

3.1 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sales of foreign currency and payment of receivables – at the foreign currency purchase rate applicable by the bank rendering its services to the Group;
- purchase of foreign currency and payment of liabilities – at the foreign currency sales rate applicable by the bank rendering its services to the Group;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

4. Property, plant and equipment

Property, plant and equipment are initially recognized at cost of purchase or manufacture.

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment losses.

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the perpetual usufruct agreement.

Rights to perpetual usufruct of land obtained from the local administrative authorities free-of-charge as a result of administrative decisions are recognized in the consolidated financial statements for the first time at fair value, based on a expert's valuation. These rights are depreciated over the term of the agreement, i.e. for a maximum period of 99 years. The approach applied is substantiated in point 1.2 of the part "Background" to the consolidated financial statements.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

In case a part of the PP&E is replaced, the cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet irrespective of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of new, and reconstruction of existing, hotel buildings, and related exchange differences, less income from foreign exchange gains, are recognized directly in the income statement at the time at which they were incurred.

Depreciation commences at the date an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or eliminated from the balance-sheet.

Gains and losses on the disposal of PP&E amounting to the difference between proceeds from the sale and the carrying amount of the disposed PP&E are recognized in the income statement.

Assets under construction are measured at cost. In the event that an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

Land is not depreciated. Depreciation on currently used components of non-current assets is calculated using the straight-line method over the estimated useful lives of the given component for newly-received PP&E, as follows:

Rights to perpetual usufruct of land – to 99 years,
Buildings and structures – from 30 to 50 years,
Buildings' components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

5. Intangible assets

5.1. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition. Goodwill arising on the acquisition of an associate is included in the balance sheet under the line "Investments in associates consolidated using the equity method".

Gains and losses on the disposal of a subsidiary or associate include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortized but is tested annually for impairment and whenever there are indications that the entity to which goodwill is attributed may have been impaired, an impairment loss is recognized.

Goodwill is carried in the balance sheet at cost less impairment losses. Possible impairment is recognized in the income statement and is not reversed in subsequent periods.

5.2. Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives and net of impairment.

The method of amortization as well as the annual rate of amortization reflecting the anticipated useful life of a given assets component are determined as at the date of acquisition of an intangible asset.

The Group does not carry out any research nor development. The costs of creating the WWW pages are recognized in expenses by nature, i.e. in marketing costs.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Amortization is calculated on a straight-line basis over the estimated useful life of a given asset component, i.e.:

Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

6. Impairment of assets

Goodwill is not amortized but it is tested annually for impairment and whenever events or circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

At each balance sheet date, the Group assesses whether there are any indications that any of the assets components may have been impaired. Property, plant and equipment as well as goodwill are tested for impairment by testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36.

With regards the valuation of goodwill and tangible assets at the disposal of the Head Office of Orbis S.A., the entire company is regarded as the cash-generating unit.

According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Group decided to apply the method based on EBITDA as it is the method widely used in hotel industry.

The Group has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The adopted EBITDA value is the average of the current and last two years' value. The established EBITDA value is further multiplied depending on the hotel's brand and its geographical location in accordance with the table below. The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the whole of the economy, which has an impact on the results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5. As at December 31, 2007, the Group applied a cyclic component of 0.7.
The amount thus established is weighed against the income that could be generated in the event of the sale of each of the cash-generating units, based on the minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market or land value and rights of perpetual usufruct of land on which the hotel is located, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of the proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the value of the said market value or its coefficient. Ina a situation, in which there are indicators that EBITDA does not fully present the hotel's real potential, the DCF method may be used for valuation. For example, this concerns newly-opened hotels or hotels which have been thoroughly modernized.

At each balance sheet date, the Group assesses whether there are indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is unnecessary or should be reduced. The Group assumes that a growth in EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction in the impairment loss.

Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment should not exceed the amount that would have been determined had there been no impairment.

7. Leases

Leases are classified as finance leases where terms and conditions of an agreement substantially transfer all the risks and rewards of an asset to the lessee. Leases in which a significant portion of the risks and rewards are retained by the lessor (the financing party) are classified as operating leases.

7.1 Finance lease

Assets used under a finance lease are treated as assets of the Companies of the Group and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.

Lease payments are allocated between finance expenses and decreases in the balance of lease liabilities so that the effective interest rate in relation to the outstanding portion of the liability remains the same. Finance expenses are recognized directly in the income statement.

PP&E acquired under finance leases are depreciated, in accordance with principles of depreciation of the Group's companies non-current assets, over the shorter of the useful life of the asset or the lease term.

In the event that assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

7.2 Operating lease

Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.

Where the specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment instalments are linearized.

8. Investment property

Investment property is defined as property treated as a source of income from rentals or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Group measures investment property at historical cost less depreciation charges and impairment, if any.

Investment property is subject to annual impairment tests. These tests are also performed if events or circumstances indicate that the carrying value could not be recovered.

Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given assets component: i.e.:

Rights to perpetual usufruct of land – to 99 years;
Buildings and structures – from 30 to 50 years,
Civil and marine engineering objects – to 20 years,

9. Other long-term investments

Other long-term investments include assets acquired by the Group to derive economic benefits. Presently this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are carried at the revalued amount. With regards to works of arts, the revalued amount is determined on the basis of specialist catalogues.

10. Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.

As at the balance sheet date, inventories are stated at the lower of the purchase price or the net selling price. The net selling price is the estimated selling price in the ordinary course of business, less relevant variable selling expenses.

If an event resulting in impairment of inventories occurs in the financial year, impairment of inventories is recognized. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the amount written-down amount is eliminated so as to bring the new carrying amount to the lower of the cost and the revalued net realizable value. Such a reversal of impairment is included in the income statement.

11. Receivables and payables

As at the date of their initial recognition in the accounts, receivables and payables, save for those resulting from financial instruments and borrowings received, are measured at fair value.
Subsequently, they are measured at amortized cost, using the effective interest rate, less impairment. Impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all the amounts due. The amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of impairment is recognized in expenses in the income statement.

Trade and other payables are recognized at amortized cost.

12. Borrowings

Borrowings are initially recognized at their fair value, net of the transaction costs incurred. Interest-bearing borrowings are subsequently stated at amortized cost; any difference between the proceeds from the transaction (less transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

13. Financial instruments

13.1 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- Available-for-sale financial assets. A financial asset is classified as available-for-sale if acquired principally for the purpose of selling in the short term,
- financial assets designated as carried at fair value through profit or loss at inception.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Group classifies investments in securities to this category.

Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when a financial assets component has been transferred together with all the risks and rewards of ownership of the assets component.

Financial assets valued at fair value through profit or loss are initially, and also subsequently at the balance sheet date, recognized at fair value.

13.2 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or available for sale.
Assets are initially recognized on trade date and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when a financial asset's component has been transferred together with all the risks and rewards of ownership of the asset's component.
As at the date of the initial recognition, these assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost using the effective interest method.

13.3 Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables and assets held to maturity.

Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when financial assets component has been transferred together with all the risks and rewards of ownership of the assets component.
As at the date of the initial recognition, these assets are measured at fair value plus transaction costs, while as at the balance sheet date they are recognized at fair value less impairment, directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the assets component are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined, these assets are measured at cost, net of impairment, and the effects of measurement are recognized in the profit or loss.

13.4 Derivatives

Derivative financial instruments are recognized at the date when the Companies become a party to a binding agreement.
The Group uses derivative financial instruments to reduce the risk arising from changes in foreign exchange rates. These instruments do not represent hedging instruments.
As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with a fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.
Gains and losses from derivative financial instruments are recognized respectively in financial income or expenses, and as cash flows from operating activities in the cash flow statement.

13.5 Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of the cash flows generated under the contract vary in a way similar to a stand-alone derivative. They represent part of the so-called host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related,
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

14. Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank under repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

15. Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

15.1 Current income tax

The current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, together with any tax adjustments for preceding years.

15.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower tax depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized foreign exchange losses,
- created provisions for anticipated liabilities as well as accruals which are certain to generate a tax cost at the time of their use,
- impairment losses in respect of assets that have already been made, but that in the future would reduce the taxation base.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and, in the event that expected future taxable profit is insufficient to realize a part or the entire asset's component, it is reduced accordingly.

The deferred income tax liability is recognized on positive temporary differences in an amount equal to the income tax payable in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on granted loans or other financial assets,
- accrued unrealized foreign exchange gains,
- assets revaluation of assets up to the fair value exceeding their acquisition value,
- recognition of rights to perpetual usufruct of land received free-of-charge.

The amount of the deferred income tax assets and liability is determined, as at the balance sheet date, as the sum of temporary differences (positive and negative, accordingly) multiplied by the income tax rate that is expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax on income and expenses posted directly to equity is also posted to equity. In the case of business combinations, recognized deferred income tax assets and deferred income tax liability exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquiree over the cost of the business combination.

15.3.Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.

A Tax Group comprises the Parent Company and other tax group members. In a Tax Group, individual companies cease to be taxpayers. The status of taxpayer is transferred to the Tax Group. It was agreed that in Tax Group the Orbis company acts as the tax representative.
Corporate income tax is calculated by each of the companies in the Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax is recognised in the individual income statements and cash flows of the companies in the tax group according to their calculations.
As the tax representative of the Tax Group, the Orbis company has related receivables from/payables to both the Tax Office and the remaining companies in the Tax Group. These receivables/payables are presented in the separate financial statements of the Tax Group companies under "Corporate income tax receivables/liabilities".
If Orbis S.A. fails to comply with its obligations as tax representative, the Tax Office has the right to call on each of the remaining group companies to settle the tax liabilities of the Tax Group.

A Tax Group enables companies to reduce their administrative expenses relating to tax settlements and to offset the current tax losses of loss-incurring companies against the tax profits of other companies in the Tax Group, thus decreasing the overall taxation burden of the whole Tax Group. The benefits of such offset are distributed among the group companies in accordance with an agreement between the group members, and reduce their respective tax burdens.

Within a Tax Group, the deferred income tax assets and liabilities are netted.
Tax losses incurred by companies forming a Tax Group in prior years before its inception cannot be used by the Tax Group during its existence.

In the Orbis Group, there are two Tax Groups: Orbis Tax Group consisting of Orbis S.A., Hekon-Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. and Orbis Transport Tax Group consisting of Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o. All other members of the Orbis Group settle their taxes separately.

16. Employee benefits

16.1 Pension obligations

The companies of the Group operate solely defined contribution plans.
A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in prior years.

Under the defined contribution plans, the Group pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Group does not have any further obligations. Contributions are recognized as employee benefit expenses at the time of their maturity.

16.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

16.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under binding regulations and collective agreements are calculated in amounts determined by an actuary. The provision is revalued semi-annually.

17. Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.
Provisions are created and classified depending on the reason for which they were created; the following groups may be distinguished:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation,
- restructuring provisions.

Provisions are recognized based on decision by of the Management Board. Restructuring provisions require an approved and communicated restructuring plan.

No provisions are recognized for future operating losses.

Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in other operating expenses/income.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations is small.

Provisions are measured at the present value of expenditures, estimated in accordance with the best knowledge of the Company's management, required to settle the obligation as at the balance sheet date. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

18. Contingencies

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Group Companies, or
- a present obligation that arises from past events but which is not recognized because:
    - an outflow of benefits to settle that obligation is not likely,
    - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events which are not within the control of the Group companies.

(all amounts are quoted in PLN thousands, unless otherwise stated)

19. Equity

The share capital of the Group is composed of the share capital of Orbis S.A. stated at the value laid down in Statutes and entered in the court register appropriately adjusted to reflect the effects of hyperinflation.

Other capital comprises the share premium as well as the effects of valuation of available-for-sale financial assets.

Other capital includes predominantly foreign exchange differences that arose on consolidation.

20. Retained earnings

Retained earnings include profit/loss from past years, the net financial result of the current year and profits transferred to equity, subject to limited distribution, created in accordance with the provisions of the Commercial Companies' Code in force in Poland. As at December 31, 2007 and December 31, 2006, profits subject to limited distribution totalled PLN 55 341 thousand.

21. Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales taxes as well as less intragroup sales. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided in proportion to the total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less rebates, discounts, tax on goods and services and other sales taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

22. Finance expenses

Finance expenses include interest on borrowings, exchange differences on borrowings and losses from derivatives recognized in the income statement.
All interest and other incurred costs related to borrowings are recognized as finance expenses in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

23. Net financial result

In the Orbis Group., the net financial result is an outcome of:

- operating profit (loss):
  - gross profit (loss) on sales – profit (loss) from operating activities,
  - profit (loss) from other operating activities,
- financial operations,
- obligatory charges on the financial result on account of income tax payable by the Companies of the Group and equivalent payments due by virtue of separate regulations.

The result on operating activities constitutes the difference between income and expenses related to the Companies of the Group's principal activities.

The result on other operating activities represents the difference between income and expenses indirectly related to the operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period. In accordance with Polish regulations, in 2007 the Companies calculate their corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result of the period.

24. Dividend distribution

Dividend distribution to shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends were approved by the company shareholders.

The financial statements present the figures for the distribution of profit of the Parent Company for the financial year ended December 31, 2006 approved by the General Shareholder's Meeting held on June 28, 2007.

25. Segment reporting

The Orbis Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The organization and management are based on the division into segments corresponding to products offered. Each of the segments represents a strategic business entity that offers different products and renders services to different markets. The Group operates in two geographical regions – in Poland and in Lithuania.

For the purposes of business segment reporting, the following business segments have been identified:

- hotels & restaurants – provision of hotel and food & beverage services along with ancillary services,
- tourism – organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of carriage documents for Polish and foreign carriers in domestic and international travel,
- transport – domestic and international transport services, transport of passengers, rental and lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

Business segments have been identified on the basis of core business operations of the companies forming the Group according to the Polish Classification of Business Activity (PKD).
Segment revenue is revenue from sales to external clients or from inter-segment transactions reported in the income statement that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment expenses are expenses resulting from the operating activities of a segment that are directly attributable to the segment, and the portion of other expense that can be allocated to the segment on a reasonable basis.

Segment expenses include in particular:

- cost of services, products, merchandise and raw materials sold,
- costs of selling and marketing.

Segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expenses of associates consolidated under the equity method as well as the deduction of minority interest.

Segment assets represent assets posted to operating activities and:

- used by a segment in its operating activities,
- directly attributable to the segment or that can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax or assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The Orbis Group has adopted the criterion of the location of points where services are provided and other assets located to identify geographical segments..

The following segments have been identified within the framework of geographical segment reporting:

- Poland,
- Foreign countries (Lithuania).

2.2 CHANGES IN ACCOUNTING POLICIES AND ERRORS' ADJUSTMENTS OF PREVIOUS PERIOD

The accounting policies did not change in 2007 in comparison with the financial statements as at December 31, 2006.

2.3 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

2.3.1 The following amendments to the standards as well as interpretations affecting the Company's financial statements entered into force in 2007:

a) IFRS 7 "Financial Instruments: Disclosures"

IFRS 7 was published by the International Accounting Standards Board on August 18, 2005 along with an additional amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures". IFRS 7 is binding for annual periods beginning on or after January 1, 2007. It introduces new requirements concerning disclosure of financial instruments and replaces IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and certain requirements of IAS 32 "Financial Instruments: Disclosure and Presentation".

The Group prepared financial statements in compliance with the new requirements concerning disclosure of such information.

b) Amendments to IAS 1 "Presentation of Financial Statements - Capital Disclosures"

This amendment should be applied for annual periods beginning on or after January 1, 2007. It supplements IFRS 7 – "Financial Instruments: Disclosures", and introduces requirements concerning the disclosure by all the entities of:

- the entity's objectives, policies and processes for managing capital,
- description of components of managed capital,
- quantitative data about what the entity regards as capital,
- whether the entity has complied with any capital requirements, and
- if it has not complied, the consequences of such non-compliance.

The Group prepared its financial statements in compliance with the new requirements concerning disclosure of such information.

c) IFRIC 10 "Interim Financial Reporting and Impairment"

IFRIC 10 was published by the International Financial Reporting Interpretations Committee on July 20, 2006 and is binding for annual periods beginning on or after November 1, 2006. The interpretation clarifies whether impairment losses on goodwill, investment in an equity instrument and a financial asset carried at cost, recognized in an interim report as at the balance sheet date may be reduced or reversed, if, as at a subsequent balance-sheet date - in the interim or annual financial statements - there are circumstances indicating that the reasons for former recognition of the impairment loss ceased to prevail.

The Group prepared its financial statements in compliance with new requirements concerning disclosure of such information.

The effect of the application by the Group of the above interpretations is insignificant.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.3.2 As at the date of these financial statements, the following standards, amendments to standards and interpretations were published but did not enter into force:

a) Amendments to IAS 23 "Borrowing costs"

This amendment should be applied for annual periods beginning on or after January 1, 2009. The major difference compared with the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

The Group will comply with above-described amendment to the standard however, the date of the implementing and its impact on the financial statement have not yet been considered.

Amendment to IAS 23 had not been endorsed by the European Commission as at the date of these financial statements.

b) IFRS 8 "Operating Segments"

IFRS 8 was published by the International Accounting Standards Board on November 30, 2006 and is binding for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 "Segment Reporting". This standard defines new requirements as regards disclosures on operating segments, and disclosures on products, services and geographical areas in which business activities are conducted as well as key clients. The IFRS 8 requires the "management approach" to reporting of segment result.

The Group will comply with the above-described amendment to the standard starting from its effective date, i.e. from January 1, 2009 and thereafter.

c) IFRIC 11 "Group and Treasury Share Transactions"

IFRIC 11 was published by the International Financial Reporting Interpretations Committee on November 2, 2006 and is binding for annual periods beginning on or after March 1, 2007. The interpretation contains guidelines concerning:

- application of IFRS 2 "Share-Based Payment" for share-based payments involving two or more related parties, and
- accounting approach in the following instances:
  - an entity grants to its employees the right to its equity instruments that may or must be bought-back from a third party to settle an obligation towards its employees,
  - an entity or its owner grants to the entity's employees the right to equity instruments of this entity and these instruments are supplied by the owner of the entity.

This interpretation will not affect the Group's financial statements.

d) IFRIC 12 "Service Concession Arrangements"

IFRIC 12 was published by the International Financial Reporting Interpretations Committee on November 30, 2006 and is binding for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of existing standards by entities involved in service concession arrangements between the public and private sectors. IFRIC 12 concerns arrangements whereby the grantor controls the services to be provided by the operator with the use of infrastructure, to whom the services are provided and for what price.

IFRIC 12 had not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Group's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

e) IFRIC 13 "Customer Loyalty Programmes"

IFRIC 13 was published by the International Financial Reporting Interpretations Committee on June 27, 2007 and is binding for annual periods beginning on or after July 1, 2008. The interpretation contains guidance concerning the accounting treatment of relating to loyalty programs implemented by a company for its customers, e.g., loyalty cards or point-awarding programs. In particular IFRIC 13 indicates the correct recognition of liabilities resulting from the necessity of provide products or services free-of-charge or for a discount to customers who use the "points" they have earned.

IFRIC 13 had not been adopted by the European Commission as at the date of these financial statements.

The Group will apply the above interpretation from the date of its coming into force, i.e., from January 1, 2009.

f) IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

IFRIC 14 was published by the International Financial Reporting Interpretations Committee on July 9, 2007 and is binding for annual periods beginning on or after January 1, 2008. The interpretation contains guidance on how to determine the limit placed by IAS 19 on the amount of a surplus of the plan assets over the present value of the liability in respect of a defined benefits plan which can be recognized as an asset. Moreover IFRIC 14 explains how the statutory or contractual minimum funding requirements can influence the amount of an asset or a liability in respects of a defined benefits plan.

IFRIC 14 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Group's financial statements.

g) IAS 1 Amendment "Presentation of Financial Statements - Capital Disclosure"

Amended IAS 1 was published by the International Financial Reporting Interpretations Committee on September 6, 2007 and is binding for annual periods beginning on or after January 1, 2009. The amendment is designed to improve the ability of users of financial statements to analyse and compare the information presented.

Amended IAS 1 has not been adopted by the European Commission as at the date of these financial statements.

The Group will apply the above interpretation from the date of its coming into force, i.e., from January 1, 2009.

h) IFRS 3 (Z) "Business Combinations"

The revised IFRS 3 was published by the International Accounting Standards Board on January 10, 2008, and is binding prospectively for business combinations with acquisition date on or after 1 July 2009. The revisions permit a choice of recognition of non-controlling interests (minority interests) according to fair value or according to the NCI's proportionate share in the fair value of net assets, adjustments to previously recognized assets and liabilities in the acquired entity, which are now recognized at fair value in the profit or loss account, and additional guidelines relating to the acquisition methods, recognition of transaction cost at acquisition date.

Amended IFRS 3 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Group's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

i) IAS 27 (Z) „Consolidated and Separate Financial Statements"

The revised IAS 27 was published by the International Accounting Standards Board on January 10, 2008, and is binding for annual periods beginning on January 1, 2009 onwards. The standard requires that effects of transactions with minority shareholders be presented directly within equity, if control over an entity by the former controlling entity was retained. The standard also defines more precisely the accounting treatment in case of loss of control over a subsidiary, i.e. requires remeasurement of the residual holding to fair value, while the difference between fair value and carrying amount is recognized in the profit or loss account.

Amended IAS 27 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Group's financial statements.

j) Revision of IFRS 2 „Share-Based Payment"

Revision of IFRS 2 was published by the International Accounting Standards Board on January 17, 2008, and is binding for annual periods beginning on January 1, 2009 onwards. The standard was revised as regards two matters: the condition for recognition is the provision of service only and the condition related to the operating performance of an entity. The remaining features of the share-based payments concept are not considered sufficient for payment recognition as share-based payment. According to the standard, counting treatment of program cancellation by an entity or another party to the transaction should be the same.

Amended IFRS 2 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Group's financial statements.

k) Revision of IAS 32 „Financial Instruments: Presentation" and IAS 1 „Presentation of Financial Statements"

Revision of IAS 32 and IAS 1 were published by the International Accounting Standards Board on February 14, 2008, and are binding for annual periods beginning on January 1, 2009 onwards. Changes affect the accounting treatment of some financial instruments, which are similar to equity instruments, but are recognized as financial liabilities. According to the standard's new requirements, financial instruments such as puttable financial instruments or instruments imposing upon a company the obligation to make disbursement of a share in its net assets only upon liquidation of the company, upon meting certain conditions, are recognized under equity.

Amended IAS 32 and IAS 1 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Group's financial statements.

2.4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) *Estimated impairment of goodwill*
The Group tests annually whether goodwill has suffered impairment, in accordance with the accounting policy stated in note 2.1.5.1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations, using the coefficient method, as described in note 2.1.6.

(b) *Estimated impairment of non-current assets and investment property*
As at the balance sheet date, the Group assesses whether there are any indications that an assets component may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in note 2.1.6.

(c) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and termination benefits are measured using actuarial methods. Changes in the discount rate and a change in the rate of long-term growth in wages and salaries have an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growth in benefit assessment bases. Details of the analysis are presented in note 29 to the annual consolidated financial statements.

(d) *Estimated provision for restructuring*
In 2005, the Group commenced the process of reorganization of its structure. The indispensable amount of the provision for staff costs related to the restructuring process is estimated based on the calculation of the amount of an average termination benefit. Changes in this value have an influence on the estimated provision.

(e) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is reviewed periodically.

3. SEGMENT REPORTING

The Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The Group operates in two geographical regions, in Poland and Lithuania.

3.1 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

The tables below present figures related to revenue, expenses and profits, as well as selected assets and liabilities of individual business segments of the Group.

The unallocated corporate expenses and revenues concern the entire Group and comprise finance costs and income (including costs of borrowings, valuation of derivative instruments and exchange differences on financial liabilities in foreign currencies), operating income and expenses, net impairment reversal and expenses and revenues from lease of investment property.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash and finance lease receivables (recognized in other financial assets). They exclude investments, financial assets and investment property.

Segment liabilities consist primarily of trade payables and other current liabilities. They exclude borrowings and provisions.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for 2007:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transpor-tation	Unallocated to segments	Consolidated value
Segment revenues, of which:	**789 662**	**240 163**	**176 154**	**(41 618)**	**1 164 361**
Sales to external clients	749 452	238 468	172 848	3 593	1 164 361
Inter-segment sales	40 210	1 695	3 306	(45 211)	0
Segment expenses, of which:	**(570 664)**	**(225 496)**	**(150 793)**	**(125 670)**	**(1 072 623)**
Sales to external clients	(547 102)	(208 421)	(146 808)	(170 292)	(1 072 623)
Inter-segment sales	(23 562)	(17 075)	(3 985)	44 622	0
Segment result	**218 998**	**14 667**	**25 361**	**(167 288)**	**91 738**
Other revenues				133 706	133 706
Other expenses				(32 584)	(32 584)
Share of net financial result of associates				78	78
Income tax				(38 819)	(38 819)
Net profit for the financial year					**154 119**

The table below presents business segment assets and liabilities as at December 31, 2007:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transpor-tation	Unallocated to segments	Consolidated value
Assets	2 035 722	55 336	204 861	71 381	2 367 300
Gross value of additions to intangible assets	1 381	51	808		2 240
Gross value of additions to PP&E	110 986	1 392	59 400		171 778
Investment expenditure	179 466	4 003	58 962		242 431
Depreciation	122 603	2 622	28 316		153 541
Revaluation of non-financial non-current assets	26 092	(45)	(6)		26 041
Liabilities	100 950	37 287	32 043	396 693	566 973

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for 2006:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transpor-tation	Unallocated to segments	Consolidated value
Segment revenues, of which:	**708 552**	**214 460**	**166 270**	**(24 772)**	**1 064 510**
Sales to external clients	685 119	211 627	163 749	4 015	1 064 510
Inter-segment sales	23 433	2 833	2 521	(28 787)	0
Segment expenses, of which:	**(526 304)**	**(195 155)**	**(152 667)**	**(129 881)**	**(1 004 007)**
Sales to external clients	(523 035)	(176 009)	(146 620)	(158 343)	(1004 007)
Inter-segment sales	(3 269)	(19 146)	(6 047)	28 462	0
Segment result	**182 248**	**19 305**	**13 603**	**(154 653)**	**60 503**
Other revenues				90 628	90 628
Other expenses				(40 320)	(40 320)
Share of net financial result of associates				2 769	2 769
Income tax				(24 692)	(24 692)
Net profit for the financial year					**88 888**

The table below presents business segment assets and liabilities as at December 31, 2006:

	Business segments			Corporate activities	
	Hotels & restaurants	Tourism	Transpor-tation	Unallocated to segments	Consolidated value
Assets	1 972 379	58 284	171 638	62 751	2 265 052
Gross value of additions to intangible assets	1 281	323	324		1 928
Gross value of additions to PP&E	184 809	3 994	79 583		268 386
Investment expenditure	163 777	5 600	76 919		246 296
Depreciation	120 776	2 862	29 105		152 743
Revaluation of non-financial non-current assets	27 041	0	0		27 041
Liabilities	103 490	28 413	39 287	432 142	603 332

3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

The tables below present figures related to revenues, expenses and profits, as well as selected assets and liabilities of individual geographical segments of the Orbis Group for 2007 and 2006.
The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

Figures for 2007:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	1 151 778	12 583	1 164 361
Total segment revenues	1 151 778	12 583	1 164 361
Assets	2 361 174	6 126	2 367 300
Investment expenditure	242 424	7	242 431

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for 2006:

	Geographical segments		
	Poland	Foreign countries	Total
Sales to external clients	1 052 328	12 182	1 064 510
Total segment revenues	1 052 328	12 182	1 064 510
Assets	2 257 525	7 527	2 265 052
Investment expenditure	246 272	24	246 296

4. INCOME AND EXPENSE

4.1 NET SALES OF PRODUCTS, MERCHANDISE AND RAW MATERIALS

	2007	2006
Net sales of services	1 158 097	1 057 104
of which: from related parties	*8 378*	*10 225*
Net sales of products, merchandise and raw materials	6 264	7 406
Net sales of services, products, merchandise and raw materials, total	**1 164 361**	**1 064 510**

4.2 OTHER OPERATING INCOME

OTHER OPERATING INCOME	2007	2006
Gains on disposal of non-financial non-current assets	93 580	39 174
Gains on disposal of other assets	1 126	637
Income on sale of financial assets at fair value	69	0
Grants	24	6 091
Interest income on loans granted and receivable	3 624	2 138
Other operating income, of which:	9 191	15 441
release of provisions, of which:	1 168	5 015
- provision for court litigations	131	49
- for obligations towards employees	0	3 600
- other provisions	1 037	690
- provision for costs of fees for perpetual usufruct of land	0	676
reversal of provision for write-down of outstanding taxes	0	1 120
indeminities received	1 116	869
sale of currencies in exchange offices	485	980
advertising	706	694
cost refund	134	127
adjudge repayments of tax	633	0
operating reversal of provisions for impairment of property, plant and equipment	0	642
reversal of provisions for impairment of assets under construction	0	360
other	4 949	5 634
Other operating income, total	**107 614**	**63 481**

The table below presents revaluation of non-financial non-current assets:

	2007	2006
Recognition of provisions for impairment of property, plant and equipment	(29 389)	(51 276)
Reversal of provisions for impairment of tangible assets	55 430	78 317
Revaluation of non-financial non-current assets, total	**26 041**	**27 041**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 EXPENSES BY NATURE

	2007	2006
Depreciation and amortization	153 541	152 743
Raw materials and energy	154 007	112 573
External services	355 690	358 899
Taxes and charges	36 958	38 159
Employee benefit expense	307 946	280 410
Other expenses by nature	60 732	57 954
- advertising and representation	8 083	6 284
- input VAT	278	376
- business trips	6 491	6 407
- insurance premiums	9 062	7 734
- fees for affilliation with hotel systems	13 920	12 429
- commissions	8 811	7 802
- rent	7 596	3 945
- provisions	236	215
- provisions for impairment	(224)	4 235
- other	6 479	8 527
Total expenses by nature	**1 068 874**	**1 000 738**
Change in inventories, products	(253)	(1 039)
Cost of manufacture of products for the company needs (negative value)	(547)	(815)
Distribution & marketing expenses (negative value)	(61 709)	(61 749)
Overheads & administrative expenses (negative value)	(169 256)	(157 633)
Costs of manufacture of services and products sold	**837 109**	**779 502**
Value of merchandise and raw materials sold	4 549	5 123
Cost of services, products, merchandise and raw materials sold	**841 658**	**784 625**

4.4 EMPLOYEE BENEFIT EXPENSE

	2007	2006
Wages and salaries	233 148	218 406
Provision for unused holidays	1 103	1 428
Provision for wages and salaries and related charges	1 826	3 300
Provision for jubilee awards and retirement benefit obligations	12 209	4 033
Employee benefits	59 660	53 243
Total employee benefit expense	**307 946**	**280 410**

Provisions for jubilee awards and retirement benefit obligations are presented in the income statement under Overheads & administrative expenses, while provisions for unused and overdue holidays are presented in the income statement as Cost of services and goods sold, Distribution & marketing expenses and Overheads & administrative expenses.

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.5 OTHER OPERATING EXPENSES

	2007	2006
Other operating expenses, of which:	(16 303)	(23 237)
Provisions created	(1 348)	(7 852)
for employment restructuring	(306)	(5 752)
for other obligations	(372)	(397)
for court litigations	(662)	(885)
other provisions	(8)	(818)
Indemnities, penalties, fines paid	(382)	(413)
Donations	(278)	(310)
Cost of damage	(421)	(385)
Costs of employment restructuring	(6 009)	(5 868)
Other employment-related expenses	0	(219)
Exchange differences	(2 936)	(2 330)
Costs of assets liquidation	(609)	(985)
Guarantee of lease payments	(418)	(438)
Other	(3 902)	(4 437)
Other operating expenses, total	**(16 303)**	**(23 237)**

4.6 FINANCE INCOME AND EXPENSES

	2007	2006
Other finance income	51	106
other	51	106
Total finance income	**51**	**106**
Finance expenses of interest on borrowings	(15 879)	(16 622)
Foreign exchange gains	786	399
Revaluation of financial assets at fair value through income statement	(90)	0
Other finance expenses	(1 098)	(860)
Total finance expenses	**(16 281)**	**(17 083)**

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	2007	2006
Current income tax	**(43 582)**	**(27 084)**
- current income tax charge	(43 582)	(27 084)
Deferred income tax	**4 763**	**2 392**
- related to the ocurrence and reversal of temporary differences	3 038	2 392
- other	1 725	0
Tax charge in the consolidated income statement	**(38 819)**	**(24 692)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Reconciliation of income tax in the income statement with the financial result:

	2007	2006
Profit (loss) before tax	**192 938**	**113 580**
Tax calculated at the statutory rate of 19%	(36 658)	(21 580)
Revenues non taxable and expenses not tax deductible	(3 101)	(3 112)
Other	940	0
Tax charge at the effective tax rate	**(38 819)**	**(24 692)**

The Orbis Group contains two Tax Groups: the Orbis Tax Group which is composed of Orbis S.A., Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. and the Orbis Transport Tax Group which is composed of Orbis Transport Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o.

Due to the creation of the Orbis Tax Group the tax charge for the current year was decreased by PLN 1 474 thousand.

The Tax Groups establishment has not affected deferred income tax recognized before its inception.

The deferred income tax results from the following temporary differences:

	As at Dec.31, 2007	As at Dec.31, 2006
Deferred income tax assets, of which:	**21 000**	**18 753**
Posted to the financial result	21 000	18 753
revaluation of non-current assets	45	0
- depreciation of the right of perpetual usufruct of land	482	0
- revaluation of receivables	926	1 886
- revaluation of interests in related parties	749	954
- difference between tax value and book value of non-financial non-current assets	631	417
- unpaid interest	709	592
- unrealized exchange rate differences	60	47
- provisions	10 909	10 630
- initial fee for affiliation with the Accor network	730	794
- unpaid wages and salaries	1 631	1 286
- social security contributions (ZUS) and similar obligations	757	650
- lease liabilities	597	805
- other	2 774	692
Deferred income tax assets, of which:	**21 000**	**18 753**
Long-term	11 374	9 876
Short-term	9 626	8 877
Deferred income tax liability, of which:	**87 411**	**88 202**
Posted to the financial result	87 320	88 111
- difference between tax value and book value of non-financial non-current assets	82 708	86 703
- unrealized exchange rate differences	473	271
- other	4 139	1 137
Posted to share capital	91	91
- long-term investments	91	91
Deferred income tax liability, of which:	**87 411**	**88 202**
Long-term	83 301	85 789
Short-term	4 110	2 413

(all amounts are quoted in PLN thousands, unless otherwise stated)

The deferred income tax is presented according to its net balance from the Deferred income tax assets and Deferred income tax liability items in each company, as well as in the Tax Group. The influence on the amounts of Deferred income tax assets and Deferred income tax liability in companies and Tax Groups which belong to the Orbis Group are presented below for the year 2007:

Year 2007	Temporary differences		Net	
	Assets	Equity & liab.	Assets	Equity & liab.
Orbis Tax Group	17 496	79 042	0	61 546
Orbis Kontrakty	0	646	0	646
UAB Hekon	961	545	416	0
Orbis Transport Tax Group	2 543	7 178	0	4 635
Total	**21 000**	**87 411**	**416**	**66 827**

The Orbis Group does not recognize deferred tax liability on temporary differences concerning investments in subsidiaries and associates based on the exception allowed under IAS 12.39.

Value of taxable temporary differences associated with investments in subsidiaries and associates as at December 31, 2007 amounts to PLN 109 533 thousand and as at December 31, 2006, PLN 83 256 thousand.

6. DISCONTINUED OPERATIONS

No decision to discontinue any type of operations was taken in the Group.

7. EARNINGS PER SHARE

Earnings per ordinary share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the Parent Company by the weighted average number of issued ordinary shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of issued ordinary shares outstanding in the financial year, adjusted for the effect of dilutive factors.

No factors resulting in the dilution of earnings per share occurred in the reported period or in the comparative periods.

Figures related to earnings and shares used to calculate the basic and diluted earnings per share are presented below:

	2007	2006
Net profit for the period attributable to equity holders of the parent	154 368	88 773
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**3,35**	**1,93**

(all amounts are quoted in PLN thousands, unless otherwise stated)

8. DIVIDEND PAID OR PROPOSED TO BE PAID

On June 28, 2007, the General Shareholders' Meeting approved the dividend distribution for the year ended December 31, 2006 in the amount of PLN 15 667 thousand (PLN 0.34 per share). The dividend was paid to shareholders on August 17, 2007

As at the date of signing of these consolidated financial statements, the General Shareholders' Meeting of Orbis S.A. has not approved the amount nor the date of distribution of the dividend for the year ended December 31, 2007.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment include PP&E and PP&E under construction.

	As at Dec. 31, 2007	As at Dec. 31, 2006
PP&E	1 815 696	1 815 129
PP&E under construction	130 364	59 368
Total	**1 946 060**	**1 874 497**

The table below presents property, plant and equipment as at **December 31, 2007:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
			As at January 1, 2007				
Cost	58 248	370 708	2 856 257	208 190	184 374	182 701	3 860 478
Accumulated depreciation and impairment	(3 902)	(13 156)	(1 682 041)	(154 619)	(48 716)	(142 915)	(2 045 349)
Opening net book amount	54 346	357 552	1 174 216	53 571	135 658	39 786	1 815 129
Additions	0	4	92 733	10 977	58 261	9 803	171 778
purchase	0	0	14 620	10 054	56 712	8 295	89 681
transfer from investments	0	0	77 277	923	111	1 508	79 819
other	0	4	836	0	1 438	0	2 278
Disposals	(238)	(11 057)	(17 163)	(448)	(17 225)	(343)	(46 474)
sale	0	(2 551)	(8 909)	(28)	(15 310)	(206)	(27 004)
liquidation	0	0	(590)	(90)	(412)	(8)	(1 100)
other	0	0	0	(329)	0	(129)	(458)
transfer to assets held for sale	(238)	(8 506)	(7 664)	(1)	(1 503)	0	(17 912)
Recognition of impairment loss	0	0	(28 653)	(541)	(6)	(189)	(29 389)
Decrease in impairment loss	0	0	54 114	718	0	598	55 430
Depreciation charge for the period	(580)	(4 330)	(93 268)	(14 375)	(28 495)	(9 730)	(150 778)
Closing net book amount	53 528	342 169	1 181 979	49 902	148 193	39 925	1 815 696
			As at December 31, 2007				
Cost	58 001	359 169	2 842 660	200 637	203 596	179 042	3 843 105
Accumulated depreciation and impairment	(4 473)	(17 000)	(1 660 681)	(150 735)	(55 403)	(139 117)	(2 027 409)
Closing net book amount	53 528	342 169	1 181 979	49 902	148 193	39 925	1 815 696

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment as at **December 31, 2006:**

	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
		As at January 1, 2006					
Cost	60 639	373 517	2 718 960	204 400	178 452	163 963	3 699 931
Accumulated depreciation and impairment	(3 152)	(9 011)	(1 625 754)	(150 522)	(73 343)	(137 366)	(1 999 148)
Opening net book amount	57 487	364 506	1 093 206	53 878	105 109	26 597	1 700 783
Additions	139	245	150 194	15 037	81 290	21 481	268 386
purchase	139	0	19 561	8 221	81 290	7 200	116 411
transfer from investments	0	0	130 447	6 798	0	14 180	151 425
other	0	245	186	18	0	101	550
Disposals	(2 601)	(3 227)	(3 913)	(815)	(21 353)	(21)	(31 930)
sale	0	(3 227)	(763)	(271)	(18 909)	0	(23 170)
liquidation	0	0	(45)	(425)	(454)	(19)	(943)
other	(221)	0	(313)	(119)	(19)	(2)	(674)
transfer to assets held for sale	(2 380)	0	(2 792)	0	(1 971)	0	(7 143)
Recognition of impairment loss	0	0	(49 572)	(943)	(29)	(732)	(51 276)
Decrease in impairment loss	0	0	77 033	807	3	474	78 317
Depreciation charge for the period	(679)	(3 972)	(92 732)	(14 393)	(29 362)	(8 013)	(149 151)
Closing net book amount	54 346	357 552	1 174 216	53 571	135 658	39 786	1 815 129
		As at December 31, 2006					
Cost	58 248	370 708	2 856 257	208 190	184 374	182 701	3 860 478
Accumulated depreciation and impairment	(3 902)	(13 156)	(1 682 041)	(154 619)	(48 716)	(142 915)	(2 045 349)
Closing net book amount	54 346	357 552	1 174 216	53 571	135 658	39 786	1 815 129

The Vehicles group includes vehicles operated under finance leases. As at December 31, 2007, their carrying amount is PLN 8 968 thousand.

Leased PP&E	As at Dec. 31, 2007	As at Dec. 31, 2006
Cost - capitalised finance lease	13 176	13 105
Depreciation at the beginning of period	(2 159)	(461)
Depreciation charge for the financial year	(2 049)	(2 353)
Net value at the end of the period	8 968	10 291

As at December 31, 2007 the table below presents assets under construction and provisions for assets under construction:

Assets under construction	As at Dec. 31, 2007	As at Dec. 31, 2006
Gross value of assets under construction	136 981	64 003
Transfer to assets held for sale	(1 935)	0
Provision for assets under construction	(4 682)	(4 635)
Total	130 364	59 368

In 2007 the Orbis Group created provisions for assets under construction amounting to PLN 47 thousand.

Detailed information on security established on property, plant and equipment is provided in note 24 to these financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Orbis Group classified the following as property, plant and equipment held for sale:

Property, plant and equipment classified as held for sale	As at Dec.31, 2007	As at Dec.31, 2006
As at the beginning of the period	**7 143**	**518**
transfer from PP&E	19 847	7 143
sale	(16 075)	(518)
other	(170)	0
As at the end of the period	**10 745**	**7 143**

On December 31, 2007 non-current assets classified as held for sale include cars withdrawn from operation within the framework of short-term rent and lease activities. The sale of cars after their period of operation falls within the scope of other on-going operating activities. Revenue from the sale of cars is subject to seasonal market fluctuations, as well as to the pursued policy related to rent-a-car equipment. Non-current assets held for sale include also land, rights to perpetual usufruct of land, as well as buildings and structures of the companies PKS Gdańsk and PKS Tarnobrzeg.
In addition, a real property in Warsaw owned by the company PBP Orbis Sp. z o.o. was classified at property, plant and equipment held for sale.

Non-current assets held for sale are reported at their carrying amount, which is not higher than the fair value.

In 2002 the Group concluded an agreement with a leasing company under which the Group has leased two hotels in Warsaw and one hotel in Poznań and one in Łódź, previously sold to the leasing company, to be operated under operating lease. As a result of the executed operating lease agreement, the Group recognized off-balance sheet commitments on account of monthly installments for the period of 6 years, until 2012, arising from the amounts of contractual lease payments. The agreement gives the opportunity to continue for the next 10 years on specified conditions (until year 2022). The value of lease payments for the years 2012-2022 was calculated on the basis of the current rents, due to lack of appropriate provisions in the agreement.

Operating lease liabilities of the Group presented off-balance sheet are as follows:

Future operating lease liabilities	As at Dec.31, 2007	As at Dec.31, 2006
Operating lease liabilities, due in:		
1 year	11 723	11 878
from 1 to 5 years	38 026	42 834
more than 5 years	91 384	107 515
Total operating lease liabilities	**141 133**	**162 227**

In 2004 the Group took a hotel building to be held under lease for the period of 15 years. On this account, the Group has off-balance sheet commitments arising from lease payments to be paid during the remaining period of 12 years, until 2018. The annual rent is determined on the level of 25% of revenue.

Detailed information on impairment of property, plant and equipment is presented below:

Impairment of tangible assets and assets under construction	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**(474 247)**	**(502 356)**
recognition of impairment of PP&E	(29 389)	(51 276)
recognition of impairment of assets under construction	(47)	0
reversal of impairment of PP&E	55 430	78 317
reversal of impairment of assets under construction	0	1 002
used	18 017	66
Closing balance	**(430 236)**	**(474 247)**

Recognized impairment of PP&E and reversal of impairment of PP&E are presented in the Revaluation of non-financial non-current assets line of the income statement. However, reversal of impairment of PP&E and of assets under construction is presented in the Other operating income item. Information on the accounting policy applied in respect of impairment tests on non-financial non-current assets is set out in note 2.1.6 to these financial statements.

In the current period, changes in provision for impairment were predominantly related to the improved conditions of hotels' operations, which indicated a necessity to perform impairment tests.

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **December 31, 2007**.

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2007				
Cost	**108 609**	**384**	**15 557**	**324**	**124 874**
Accumulated amortization and impairment	(901)	(188)	(13 655)	(89)	(14 833)
Opening net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**
Additions	620	151	1 466	3	2 240
purchase	0	92	1 415	3	1 510
transfer from investments	0	0	51	0	51
other	0	59	0	0	59
purchase of an economic entity	620	0	0	0	620
Disposals	0	(2)	(30)	(28)	(60)
sale	0	0	0	0	0
liquidation	0	(2)	(3)	0	(5)
other			(27)	(28)	(55)
Reversal of impairment revaluation	0	0	1	0	1
Amortization charge for the period		(165)	(1 417)	0	(1 582)
Closing net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**
	As at December 31, 2007				
Cost	**109 229**	**584**	**15 648**	**216**	**125 677**
Accumulated amortization and impairment	(901)	(404)	(13 726)	(6)	(15 037)
Closing net book amount	**108 328**	**180**	**1 922**	**210**	**110 640**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **December 31, 2006**:

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2006				
Cost	**108 609**	**247**	**14 203**	**433**	**123 492**
Accumulated amortization and impairment	(901)	(96)	(11 752)	(88)	(12 837)
Opening net book amount	**107 708**	**151**	**2 451**	**345**	**110 655**
Additions	0	143	1 649	136	1 928
purchase	0	143	1 518	136	1 797
transfer from investments	0	0	118	0	118
other	0	0	13	0	13
Disposals	0	0	(7)	(245)	(252)
liquidation	0	0	(4)	0	(4)
other	0	0	(3)	(245)	(248)
Amortization charge for the period	0	(98)	(2 191)	(1)	(2 290)
Closing net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**
	As at December 31, 2006				
Cost	**108 609**	**384**	**15 557**	**324**	**124 874**
Accumulated amortization and impairment	(901)	(188)	(13 655)	(89)	(14 833)
Closing net book amount	**107 708**	**196**	**1 902**	**235**	**110 041**

(all amounts are quoted in PLN thousands, unless otherwise stated)

All intangible assets recognized by the Group, save for goodwill, have definite useful lives. The Group does not have any internally generated intangible assets.

Impairment of intangible assets	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**(4)**	**(4)**
recognized	1	0
Closing balance	**(3)**	**(4)**

As at the balance sheet date, intangible assets do not secure the Group's liabilities.

Goodwill impairment test

Goodwill was created by the purchase of shares of the subsidiary Hekon - Hotele Ekonomiczne S.A. (PLN 107 252 thousand) of an organized part of enterprise of Państwowe Przedsiębiorstwo Komunikacji Samochodowej Tarnobrzeg (PLN 456 thousand), as well as purchase of additional shares of Capital Parking Sp. z o.o. (PLN 620 thousand). Goodwill is annually tested for impairment in line with the policy described in the note 2.1.6 of consolidated financial statements.

No circumstances were identified in 2007 and 2006 which would indicate the necessity to recognize goodwill impairment .

11. INVESTMENTS IN ASSOCIATES

Investments on associates measured using the equity method:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**7 989**	**5 220**
Shares and interests	7 989	5 220
Additions	**78**	**2 769**
share of profit (loss) of associates	78	2 769
Disposals	**0**	**0**
share of profit (loss) of associates	0	0
Closing balance	**8 067**	**7 989**
Shares and interests	8 067	7 989

Brief financial information about consolidated associates is presented in the table below:

Associates, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Orbis Casino Sp. z o.o.								
As at Dec.31, 2007	8 067	45 900	21 697	514 373	234	24 203	33,33	33,33
As at Dec. 31, 2006	7 989	36 285	12 316	491 797	8 307	23 969	33,33	33,33

Shares in Orbis Casino Sp. z o.o. held by the Group are valued using the equity method.

Investments in associates are not directly exposed to the risk of change in the interest rate and to the price risk.

(all amounts are quoted in PLN thousands, unless otherwise stated)

12. RELATED PARTIES

Information on non-consolidated related parties:

Subsidiary' name	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no of voting rights at the GM
Wioska Turystyczna Wilkasy Sp. z o.o.								
As at Dec. 31, 2007	497	4 442	1 058	1 688	3	3 384	100,00	100,00
As at Dec. 31, 2006	497	4 409	1 028	1 648	32	3 381	100,00	100,00
AutoOrbisBus Sarl								
As at Dec. 31, 2007	35	319	631	482	(218)	(312)	99,05	99,05
As at Dec. 31, 2006	35	493	605	854	(17)	(113)	98,48	98,48
PH Majewicz Sp. z o.o.								
As at Dec. 31, 2007	0	0	0	0	0	0	0,00	0,00
As at Dec. 31, 2006	84	2 892	1 065	7 363	158	1 826	48,97	48,97
Related parties, total								
As at Dec. 31, 2007	**532**	**4 761**	**1 689**	**2 170**	**(215)**	**3 072**	**n/a**	**n/a**
As at Dec. 31, 2006	**616**	**7 794**	**2 698**	**9 865**	**173**	**5 094**	**n/a**	**n/a**

In the balance sheet, non-consolidated subsidiaries are recognized as available-for-sale financial assets. Interests in non-related parties, amounting to PLN 15 thousand as at December 31, 2007, are presented in the same line.

On December 3, 2007 Orbis S.A. disposed of 2 157 shares with the nominal value of PLN 500 each constituting 48,97% of the share capital of Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o. with its office in Bydgoszcz, which at the date of the transaction had the carrying value of PLN 84 thousand.

13. BUSINESS COMBINATIONS AND DISPOSALS

No business combinations within the meaning of IFRS 3 took place in 2007.

14. INTERESTS IN JOINT VENTURES

Companies of the Orbis Group do not have any interests in joint ventures.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2007 the Orbis Group had the following Available-for-sale financial assets:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**662**	**762**
sale	(84)	0
other movements	(31)	(100)
Closing balance	**547**	**662**

Other items reported in 2006 were related to consolidation of the company Orbis Kontrakty Sp. z o.o. The sale in 2007 relates to the disposal of shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Available-for-sale financial assets comprise of the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Shares/interests in unlisted companies	547	662
Total available-for-sale financial assets	**547**	**662**

Available-for-sale financial assets are not directly exposed to the risk of changes in the interest rates or to the price risk.

16. OTHER FINANCIAL ASSETS

The Group owned the following other financial assets as at December 31, 2007:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Loans granted	0	44
Other non-current receivables	42	47
Non-current prepayments	0	72
Receivables from finance leases	3 598	3 449
Other financial assets, total	**3 640**	**3 612**

	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**3 612**	**2 815**
Receivables from finance leases	149	1 054
Other additions	4	9
Loan repayment	(44)	(242)
Other disposals	(81)	(24)
Closing balance	**3 640**	**3 612**

Other financial assets are exposed to credit risk and interest rate risk. Information on risk management is provided in note 31 of the consolidated financial statements.

The fair value of Other financial assets as at December 31, 2007 is close to their carrying amount.

17. INVESTMENT PROPERTY

	As at Dec.31,2007	As at Dec.31,2006
Opening gross carrying amount	**73 275**	**73 275**
Accumulated depreciation	(31 393)	(30 091)
Opening net book amount	**41 882**	**43 184**
Additions	**247**	**0**
Other	247	0
Disposals	(1 212)	0
sale	(1 212)	0
Depreciation charge for the period	(1 181)	(1 302)
Closing net book amount	**39 736**	**41 882**
Closing gross book amount	**66 013**	**73 275**
Accumulated depreciation at the end of period	(26 277)	(31 393)
Closing net book amount	**39 736**	**41 882**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The Group measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS (January 1, 2004), the Group valued land and rights to perpetual usufruct of land that account for a considerable share of investment properties and considered this value to be deemed cost. The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert amounted to PLN 32 503 thousand as at January 1, 2004. Assets were not revalued as at December 31, 2007.

The following amounts were recognized in the income statement:

	2007	2006
Income from rent	4 655	4 642
Direct operating expenses of investment property which generate income from rent	(2 438)	(2 281)
Direct operating expenses of investment property which do not generate income from rent	(309)	(68)

Investment property includes the following land owned, as well as rights to perpetual usufruct of land, buildings and structures:

- in Gdańsk – right to perpetual usufruct of land with the area of 62 sq. m. and a building with usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land with an area of 28 992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation with a total area of 2 513 sq. m.,
- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 3 585 sq. m. and the building of the Bristol Hotel with usable floor space of 18 062 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 2 230 sq. m. and the multi-storey garage-parking with usable floor space of 19 000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with an area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land with an area of 3 028 sq. m..

18. OTHER LONG-TERM INVESTMENTS

	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**552**	**565**
Increase in fair value in the period	0	0
Other additions	0	0
Sale	0	0
Other disposals	0	(13)
Closing balance	**552**	**552**

Other long-term investments are mainly composed of works of art owned by Orbis S.A.

(all amounts are quoted in PLN thousands, unless otherwise stated)

19. INVENTORIES

	As at Dec. 31, 2007	As at Dec. 31, 2006
Raw materials	6 809	6 322
Work in progress	1 842	1 899
Merchandise	752	967
Total inventories	**9 403**	**9 188**

The value of inventories recognized as an expense in the Cost of services and products sold item amounted to PLN 100 618 thousand in 2007 (in 2006: PLN 78 828 thousand).

Information on write-downs of inventories:

	As at Dec.31,2007	As at Dec.31,2006
Opening balance	**(489)**	**(457)**
write-down created	(167)	(218)
write-down used	40	37
write-down released	268	149
Closing balance	**(348)**	**(489)**

Created write-downs of inventories are presented in the Other operating expenses item of the income statement and the release of write-downs – in Other operating income.
In the current period, write-downs of inventories were released as a result of their sale or commissioning for use.

The Group has not pledged any inventories as security for liabilities.

20. CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Trade receivables	64 028	61 516
of which: receivables from related parties	*1 852*	*1 532*
Provisions for impairment of receivables	(4 970)	(7 343)
Prepayments	1 567	1 090
Net trade receivables	**60 625**	**55 263**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other current receivables comprise the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Current receivables	**56 697**	**41 895**
Taxes, grants, customs duties, social security and other benefits receivable	23 931	16 191
Receivables from sale of property	6 102	0
Prepaid tangible assets, intangible assets and inventories	17 771	16 278
Adjudicated receivables	1 092	1 175
Claimed in court	656	1 217
Settlements with employees	493	636
Receivables from finance lease	1 908	1 679
Damage settlement	78	1 503
Security deposits and guarantees	1 827	0
Other receivables	4 962	6 529
Provisions for impairment of other receivables	(2 123)	(3 313)
Current prepayments and advances	**6 142**	**4 170**
Prepayments, of which:	6 142	4 170
service fees	89	156
taxes and charges	345	284
insurance premiums	1 256	830
advertising	1 761	1 116
other	2 691	1 784
Other current receivables, net	**62 839**	**46 065**

Income tax receivables comprise the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Income tax receivable from the Tax Office	692	55
Total income tax receivables	**692**	**55**

Changes in impairment of receivables are presented below:

Impairment of receivables	As at Dec.31, 2007	As at Dec.31, 2006
Opening balance	**(10 656)**	**(9 042)**
Recognition of impairment	(4 536)	(4 345)
Derecognition of impairment	4 805	2 044
Use of impairment	3 294	687
Closing balance	**(7 093)**	**(10 656)**

Impairment of receivables is recognized and derecognized in the Cost of services, products, merchandise and raw materials sold item (note 4.3) of the income statement.

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's receivables and loans equals to the amount presented in the balance sheet. No significant concentration of risk occurs for trade receivables due to the considerable share of relatively small transactions in total turnover. All threatened receivables are covered by a provision for impairment. More information on credit risk is provided in note 31.

The fair value of receivables does not significantly differ from their value presented in the consolidated financial statements.

The following table presents current receivables classified by the maturity, including write-downs:

(all amounts are quoted in PLN thousands, unless otherwise stated)

	As at Dec. 31, 2007	As at Dec. 31, 2006
Receivables not overdue	87 347	80 173
Receivables overdue, including:	43 902	31 866
- less than 1 month	26 631	15 322
- 1 month to 3 months	7 186	3 436
- 3 months to 6 months	2 750	1 715
- 6 months to 1 year	1 554	2 753
- over 1 year	5 781	8 640
Total gross current receivables	**131 249**	**112 039**
Revaluation of receivables not overdue	(56)	(154)
Revaluation of overdue receivables, including:	(7 037)	(10 502)
- less than 1 month	(3)	(161)
- 1 month to 3 months	(245)	(289)
- 3 months to 6 months	(618)	(807)
- 6 months to 1 year	(755)	(1 708)
- over 1 year	(5 416)	(7 537)
Total revaluation of receivables	**(7 093)**	**(10 656)**
Net current receivables	**124 156**	**101 383**

Overdue receivables as at December 31, 2007 amounted to PLN 36 865 thousand. No impairment of receivables was identified. Analysis of the receivables by their maturity is as follows:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Overdue receivables without impairment, including:	36 865	21 364
- less than 1 month	26 628	15 161
- 1 month to 3 months	6 941	3 147
- 3 months to 6 months	2 132	908
- 6 months to 1 year	799	1 045
- over 1 year	365	1 103

The maturity dates of the receivables have not been re-negotiated.

Leased cars constitute security for leasing liabilities of the Orbis Group. The Leasing Agreement guarantees return of a leased object to the financing party in the event of early termination and a risk of sale of the leased object is considered as a benefit of the financing party reported as this party's receivables from the agreement. Fair value of the security is similar to the carrying value of secured receivables. Net financial lease receivables of the Group as at December 31, 2007 amount to PLN 5 506 thousand and are presented in Note 28 to the Financial Statements.

Current receivables by currency:

	As at Dec. 31, 2007	As at Dec. 31, 2006
As broken down by currency:		
In PLN	114 457	90 862
in foreing currencies	9 699	10 521
thousand/EUR	1 806	1 610
thousand PLN	6 603	6 146
thousand/CHF	107	152
thousand PLN	232	368
thousand/GBP	250	362
thousand PLN	1 213	2 050
thousand/USD	542	490
thousand PLN	1 320	1 393
thousand/SEK	8	35
thousand PLN	3	15
thousand/AUD	50	0
thousand PLN	107	0
thousand/LTL	200	495
thousand PLN	208	549
other in thousand PLN	13	0
Total in PLN	**124 156**	**101 383**

No other receivables security was established in favor of the Group.

21. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at Dec. 31, 2007	As at Dec. 31, 2006
Financial assets at fair value through profit and loss		
Opening balance	**136**	**33 047**
- purchase	121 232	598 627
- sale	(114 381)	(631 887)
- valuation	18	0
- other additions/disposals	(19)	349
Closing balance	6 986	136
Financial assets at fair value through profit and loss	**6 986**	**136**

Financial assets at fair value through profit and loss include securities such as bonds and deposit certificates purchased by the Company in order to obtain economic benefits from long-term change of prices. Fair value of these financial assets as at December 31, 2007 amounted to PLN 6 986 thousand.
Changes in the fair value of financial assets and liabilities measured at fair value, together with gains and losses settled in correspondence with profit or loss, are reported under the Other operational income and expenses item of the income statement (notes 4.2 and 4.5).

Financial assets and liabilities at fair value through profit and loss are reported in the cash flow statement, in the section related to investing activities.

Debt securities are stated at fair value as valued by the bank which is the direct transaction agent. As at December 31, 2007 the following companies were parties to transactions:

- Volkswagen Leasing Polska Sp. z o.o. – bonds - transaction amount at cost PLN 1 991 thousand
- Europejski Fundusz Leasingowy S.A. – bonds – transaction amount at cost PLN 4 977 thousand.

As at December 31, 2007 the fair value of debt securities was PLN 18 thousand higher than the amounts at cost and amounted to 6 986 thousand.
The securities maturity dates fall between January 10, 2008 and January 14, 2008.
The nominal redemption value of the securities at that time amounts to PLN 7 000 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The average interest rate applicable to the securities investment amounted to 4.36% - 5.47%.

The maximum credit risk related to the debt securities owned by the Group equals the value of these assets presented in the balance sheet. The Group owns debt securities of only two companies, but due to the fact that the securities belong to companies with the highest financial standing, this concentration does not significantly increase the risk. The Group is also exposed to the risk of change to fair value as a result of changes in interest rates. Information about limiting the risk is provided in note 31.

22. CASH AND CASH EQUIVALENTS

	As at Dec. 31, 2007	As at Dec. 31, 2006
Cash at bank and in hand	33 066	39 020
Short-term bank deposits	50 500	66 166
Other cash and cash equivalents	22 786	2 061
Total cash and cash equivalents	**106 352**	**107 247**

Other cash and cash equivalents include cash in transit and other monetary assets and cash in banks under repo transactions with maturity dates not exceeding 3 months.

The Group transfers temporarily disposable cash on short-term bank deposits with maturity dates ranging from 1 to 50 days and in repo transactions with a maturity not exceeding three months. The effective interest rate on these deposits falls from 1.2% to 5.1% and the effective interest rate on repo transactions ranges from 3.55% to 4.9%

23. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Number of shares	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

In connection with the revaluation of the contribution value using hyperinflation indexes as at the date of implementation of the International Financial Reporting Standards, the value of the share capital from issue of A series shares increased by PLN 425 600 452 to amounted to PLN 500 600 452.

The aggregate revalued share capital amounts to PLN 517 754 468.

	As at Dec. 31, 2007	As at Dec. 31, 2006
Number of shares issued and paid	46 077 008	46 077 008
Par value per share	2	2
Shares as at the beginning of period	**46 077 008**	**46 077 008**
Change in the period	0	0
Shares as at the end of period	**46 077 008**	**46 077 008**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Shareholders

As at April 17, 2008 the value of the share capital of Orbis S.A. amounted to PLN 517 754 thousand, i.e. 46 077 008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Shareholders' Meeting, determined as at April 17, 2008 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at Apr. 17, 2008 (no. of voting rights at the GM)	% share in share capital as at Apr. 17, 2008 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Feb. 28, 2008, to Apr. 17, 2008 (since submission of last financial statements)
Accor S.A.:	**20 955 773**	**45,48%**	
[including a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o. - former: Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	*2 303 849*	*4,99%*	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.*:	**9 377 690**	**20,35%**	
[including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.]:	*4 624 770*	*10,04%*	
Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	

Other capital

	As at Dec.31,2007	As at Dec.31,2006
Share premium	132 944	132 944
Revaluation reserve (fair value revaluation of investments)	480	480
Deferred income tax	(91)	(91)
Total other capital	**133 333**	**133 333**

Exchange differences on consolidation

This item includes exchange differences on translation of financial statements of foreign subsidiaries.

24. BORROWINGS

	As at Dec. 31, 2007	As at Dec. 31, 2006
Non-current borrowings		
Bank borrowings	188 904	230 305
Loans	0	0
Total non-current borrowings	**188 904**	**230 305**
Current borrowings		
Bank borrowings	87 315	84 900
Loans	0	665
Total curent borrowings	**87 315**	**85 565**
Total borrowings	**276 219**	**315 870**

The maturity of borrowings is presented in the table below:

	As at Dec. 31, 2007	As at Dec. 31, 2006
As broken down to maturity:		
Payable on demand or in up to 1 year	87 315	85 565
Over 12 months - up to 3 years	93 063	85 488
Between 3 and 5 years	95 841	98 167
Over 5 years	0	46 650
Total borrowings	**276 219**	**315 870**

On January 10, 2007 Orbis Transport Sp. z o.o. signed an annex to the loan agreement (PLN 2 500 thousand) from November 16, 2006, extending the maturity date of the loan until December 31, 2010.

On April 18, 2007 Orbis Transport Sp. z o.o. signed an annex to the loan agreement (PLN 34 018 thousand) from May 22, 2001, extending the maturity date of the loan until January 31, 2008 (see point 4 in note 35).

On April 18, 2007 Orbis Transport Sp. z o.o. signed an annex to the loan agreement (CHF 4 217 thousand, i.e. PLN 9 115 thousand) from May 22, 2001, extending the maturity date of the loan until January 31, 2008 (see point 5 in note 35).

Currencies of borrowings are presented in the table below:

	As at Dec. 31, 2007	As at Dec. 31, 2006
As broken down by currency:		
PLN	267 104	305 816
Foreign currencies (per currency and following translation into PLN):	9 115	10 054
CHF thousand	*4 217*	*4 217*
PLN thousand	*9 115*	*10 054*
In PLN, total	**276 219**	**315 870**

The fair value of borrowings is close to their carrying amount.

The effective interest rate for borrowings ranges from 1.42% to 8.63%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Currency	Dec.31,2007	Dec.31,2006	Interest rate	Maturity date	Security
Orbis S.A.	BWE	loan	PLN	0	665	15%	Oct. 7, 2007	removing in progress
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	227 213	266 133	WIBOR + margin	Nov. 10, 2012	item no. 1
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 875	2 500	WIBOR 1M + margin	Dec. 31, 2010	item no. 2
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 875	2 500	WIBOR 1M + margin	Dec. 31, 2010	item no. 3
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	34 018	34 018	WIBOR 3M + margin	Jan. 31, 2008	item no. 4
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	9 115	10 054	Libor 1M + margin	Jan. 31, 2008	item no. 5
			CHF	*4 217*	*4 217*			
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	871	0	WIBOR 1M + margin	Jan. 31, 2009	item no. 6
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	1 252	0	WIBOR O/M + margin	Jan. 31, 2009	no security
Total			PLN	276 219	315 870			
			CHF	4 217	4 217			

Security for borrowings established on assets includes mortgages on real estate amounting in total to PLN 538 168 thousand:

1. due to the Fixed-Term Bank Borrowings Agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 511 696 thousand established on the real estate of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław; and assignment of rights under insurance policies related to hotels covered by the cap mortgage, as well as surety issued by Hekon - Hotele Ekonomiczne S.A.;
2. due to the investment credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. – cap mortgage up to PLN 7 200 thousand for purchase of property at ul. Łopuszańska 47 (mortgage on this property) and assignment of rights under the insurance policy;
3. due to the investment credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. – ordinary mortgage of PLN 2 500 thousand pledged as security for the credit facility and a cap mortgage of PLN 2 300 to secure interest, as well as assignment of rights under the insurance policy. Mortgage established on property at ul. Łopuszańska 47.
4. due to the working capital credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars, on a set of movable assets constituting an economic unit;
5. due to the working capital credit facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars, on a set of movable assets constituting an economic unit;
6. due to the bank borrowings granted to the company PBP Orbis Sp. z o.o. by Kredyt Bank – a joint, ordinary mortgage up to the amount of PLN 4 000 thousand and a joint real estate mortgage of PLN 1 500 thousand. The mortgages on properties in Warsaw-Włochy at 36B, ul. 1 Sierpnia.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The Group is in the process of removing mortgages from land and mortgage registers established on the Solny Hotel in Kołobrzeg and the Francuski Hotel in Kraków due to the bank borrowings granted by Bank Współpracy Europejskiej S.A. – cap mortgages of up to PLN 8 972 thousand. The borrowings fully repaid on October 5, 2007 - the creditor cannot enforce the rights vested in this security.

On march 20, 2008 the Company finalized the process of removing mortgages from land and mortgage registers established on three hotels: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa due to the bank borrowings granted by the Banks' Syndicate led by Calyon – cap mortgages up to PLN 217 058 thousand. Bank borrowings were fully repaid on November 30, 2005.

Other securities established on assets:
The following securities have been established, in the form of registered mortgage encumbrance, on the assets of PKS Gdańsk Sp. z o.o. in connection with capital commitments of Orbis Transport Sp. z o.o., shareholder of PKS Gdańsk Sp. z o.o., connected with the purchase of an organized enterprise and its subsequent contribution to PKS Gdańsk Sp. z o.o.:

Type of commitment	Security	Amount of commitment
Payment of the outstanding portion of price of PPKS	Ordinary joint mortgage	5 850
Interest on unpaid price	Joint cap mortgage	3 000
Non-performance or improper performance of obligations related to employment of PPKS employees	Joint cap mortgage	3 000
Total		**11 850**

All lease agreements executed by the Company PKS Gdańsk Sp. z o.o. are secured by blank bills of exchange. Moreover, the Company's liabilities arising from the executed lease agreement no. 19590 dated April 6, 2004 are additionally secured by a tax lien amounting to PLN 118 thousand established on a bus.

As at the balance sheet date, the Company PKS Tarnobrzeg Sp. z o.o. has the following securities established on non-current assets:

- security for payments to be made by the Company Orbis Transport to the State Treasury as instalments for the purchase of the State Enterprise in Tarnobrzeg pursuant to the Notary Deed dated April 21, 2004 for an aggregate amount of PLN 2 600 thousand;
- security for refund of an advance of PLN 3 000 thousand + VAT (PLN 3,660 thousand), received towards the sale of real property at ul. Sikorskiego 86 street in Tarnobrzeg (with the exclusion of the Filling Station) to the benefit of Maryland Real Estate Sp. z o.o.

Exposure to interest rate risk
Owing to a floating interest rate on bank borrowings and loans drawn by the Companies forming the Group, the Companies are exposed to the risk of changes in cash flows resulting from fluctuations in interest rates. Information on risk management is provided in note 31.

In 2007 interest rates were as follows:

- WIBOR 1M 4.11 - 5.67
- WIBOR 3M 4.18 - 5.73
- WIBOR 6M 4.26 - 6.00
- WIBOR 1Y 4.42 - 6.20

Unused credit lines amounted to PLN 190 700 thousand, of which:

- PLN 700 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.,
- PLN 190 000 thousand – tranche B under the Fixed-Term Bank Borrowings Agreement.

(all amounts are quoted in PLN thousands, unless otherwise stated)

25. OTHER NON-CURRENT LIABILITIES

	As at Dec. 31, 2007	As at Dec. 31, 2006
Liabilities arising from purchase of related parties	1 697	3 334
Finance lease liabilities	3 766	6 786
Other	531	48
Other non-current liabilities, total	**5 994**	**10 168**

Finance lease liabilities are presented in note 27.

26. PROVISIONS FOR LIABILITIES

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2007	**1 012**	**5 752**	**137**	**6 901**
Provision created in the period	662	306	1 059	2 027
Provision used in the period	(7)	(5 435)	(24)	(5 466)
Provision released in the period	(131)	(317)	(365)	(813)
As at December 31, 2007	**1 536**	**306**	**807**	**2 649**
Short-term - 2007	1 515	306	807	2 628
Long-term - 2007	21	0	0	21
Total provisions as at December 31, 2007	**1 536**	**306**	**807**	**2 649**

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2006	**275**	**3 508**	**594**	**4 377**
Provision created in the period	885	5 752	138	6 775
Provision used in the period	(99)	(3 508)	(499)	(4 106)
Provision released in the period	(49)	0	(96)	(145)
As at December 31, 2006	**1 012**	**5 752**	**137**	**6 901**
Short-term - 2006	961	5 752	137	6 850
Long-term - 2006	51	0	0	51
Total provisions as at December 31, 2006	**1 012**	**5 752**	**137**	**6 901**

Information on provisions for pensions and similar benefits is provided in note 29.

Restructuring

The Company is continuing the reorganization of its structure and reducing employment. In 2007 payroll expenses related to the completion of the restructuring program amounted to PLN 11 444 thousand, of which PLN 5 435 thousand was charged against the provision created in 2006 whereas PLN 6 009 thousand was charged to the results of the current period.

(all amounts are quoted in PLN thousands, unless otherwise stated)

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Trade payables	92 846	88 598
of which: amounts due to related parties	*4 682*	*4 928*
Prepaid supplies	156	725
Total trade payables	**93 002**	**89 323**

Other current liabilities comprise of the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Current liabilities	**28 764**	**31 061**
Taxes, customs duties, social security contributions and other benefits payable	16 630	16 953
Wages and salaries payable	2 055	3 052
Deposits received	2 185	1 790
Finance lease liabilities	2 929	2 761
Liabilities on account of purchase of related parties	1 638	1 638
Other liabilities	3 327	4 867
Prepayments and accrued expenses	**42 520**	**40 638**
Accrued expenses	17 666	16 546
liabilities towards employees	9 827	9 023
public law liabilities	2 251	2 079
costs of non-invoiced services	4 420	5 269
other	1 168	175
Deferred income	24 854	24 092
advances and downpayments	24 536	23 610
other	318	482
Other current liabilities, total	**71 284**	**71 699**

Current income tax liability is composed of the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Income tax liability to the Tax Office	7 927	179
Income tax liability to the companies forming the Tax Group	54	40
Total income tax liability	**7 981**	**219**

(all amounts are quoted in PLN thousands, unless otherwise stated)

FINANCE LEASE LIABILITIES OF THE LESSEE

Information on leased PP&E is presented in note 9 to the consolidated financial statements.

Finance lease liabilities	**As at Dec. 31, 2007**	**As at Dec. 31, 2006**
Finance lease liabilities, due within:		
one year	3 249	3 202
from 1 to 5 years	4 007	7 324
Total finance lease liabilities	**7 256**	**10 526**
Less future interest	(561)	(979)
Present value of liabilities - minimum lease payments	**6 695**	**9 547**

Present value of liabilities - minimum lease payments	**As at Dec.31,2007**	**As at Dec.31,2006**
Structure of finance lease liabilities, due within:		
one year	2 929	2 761
from 1 year to 5 years	3 766	6 786
Present value of liabilities - minimum lease payments, total	**6 695**	**9 547**

Operating lease liabilities presented off-balance-sheet are described in note 9 to the consolidated financial statements.

The long-term portion of finance lease liabilities is presented in note 25 to the consolidated financial statements as other non-current liabilities. The short-term portion of finance lease liabilities is presented in other current liabilities (note 27).

The average effective interest rate applied to settle finance leases stands between 2.83% and 10.34%.

28. ACCOUNTING BY LESSOR

Orbis Transport Sp. z o.o. is engaged in car leasing operations.

Gross receivables from finance leases	**As at Dec.31,2007**	**As at Dec.31,2006**
Gross receivables from finance leases, due within:		
one year	2 478	2 215
from 1 to 5 years	4 019	4 031
Gross receivables from finance leases, total	**6 497**	**6 246**
Less future interest (unearned finance income)	(991)	(1 118)
Net investment in finance leases	**5 506**	**5 128**

Structure of net investment in finance leases	**As at Dec.31,2007**	**As at Dec.31,2006**
Structure of net investment in finance leases, due within:		
one year	1 908	1 679
from 1 year to 5 years	3 598	3 449
more than 5 years	0	0
Net investment in finance leases	**5 506**	**5 128**

The long-term portion of receivables from finance leases is presented in note 16 to the consolidated financial statements as other financial assets. The short-term portion of receivables from finance leases is presented in other current receivables (note 20).
The average effective interest rate applied in finance lease settlements stands at 12.56%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The value of property, plant and equipment leased out under the operating lease agreements was presented in the table below:

Poperty, plant and equipment under an operating lease (lessor)	As at Dec.31, 2007	As at Dec.31, 2006
Cost	143 825	121 348
Accumulated depreciation at January 1, 2006	(15 738)	(8 630)
Depreciation charge for the year	(18 413)	(17 406)
Net book amount	**109 674**	**95 312**

Leased property, plant and equipment group consists of cars.

Off balance sheet Group receivables are presented in the tables below:

Gross receivables from operating lease	As at Dec.31, 2007	As at Dec.31, 2006
Gross receivables from operating lease, due within:		
not later than 1 year	25 657	21 042
Later than 1 year and not later than 5 years	29 162	28 879
Gross receivables from operating lease, total	**54 819**	**49 920**

Gross receivables from purchase option	As at Dec.31, 2007	As at Dec.31, 2006
Gross receivables from purchase option, due within:		
not later than 1 year	11 272	4 530
Later than 1 year and not later than 5 years	53 955	45 611
Gross receivables from purchase option, total	**65 227**	**50 141**

The Group recognized PLN 24 000 thousand income from lease payments in the income statement in the reporting year. In the year 2006 the Group recognized PLN 14 981 thousand income from its operating lease activities. Income from lease payments is presented in Net sales of services.

29. EMPLOYEE BENEFITS

	Jubilee awards	Retirement&disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2007	**29 282**	**9 701**	**38 983**
Interest cost	2 375	814	3 189
Current service cost	1 483	462	1 945
Benefits paid	(6 181)	(1 994)	(8 175)
Actuarial gains/losses	4 868	2 207	7 075
Present value of liabilities - as at December 31, 2007	**31 827**	**11 190**	**43 017**
Carrying amount of liabilities - as at December 31, 2007	**31 827**	**11 190**	**43 017**
of which:			
Carrying amount of non-current liabilities	27 309	8 802	36 111
Carrying amount of current liabilities	4 518	2 388	6 906
Total amount of future employee benefit expense recognized in the income statement	**8 726**	**3 483**	**12 209**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Jubilee awards	Retirement&disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2006	**33 445**	**10 198**	**43 643**
Interest cost	1 705	518	2 223
Current service cost	1 562	457	2 019
Benefits paid	(4 621)	(1 152)	(5 773)
Actuarial gains/losses	(515)	306	(209)
Reduction/liquidation of a compensation plan	(2 294)	(626)	(2 920)
Present value of liabilities - as at December 31, 2006	**29 282**	**9 701**	**38 983**
Carrying amount of liabilities - as at December 31, 2006	**29 282**	**9 701**	**38 983**
of which:			
Carrying amount of non-current liabilities	25 123	7 997	33 120
Carrying amount of current liabilities	4 159	1 704	5 863
Total amount of future employee benefit expense recognized in the income statement	**2 752**	**1 281**	**4 033**

All the above costs have been recognized in the income statement.

Principal actuarial assumptions are presented below:

Principal actuarial assumptions	**2007**	**2008**	**2009-2017**	**2018 i następne**
- discount rate	6.00	6.00	6.00	6.00
- projected future salary increase	n.a	5.00	3.00	2.50

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at December 31, 2007.

If the applied financial discount rate was 1 percentage point lower than the adopted one, the total amount of provisions would increase by PLN 3 053 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be lower by PLN 2 710 thousand.

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a basis 1 percentage point lower would decrease the provision by PLN 2 420 thousand, whereas if the base was increased by 1 percentage point, the amount of the provision would increase by PLN 2 670 thousand.

The discount rate adopted by the actuary in the current year is 0.5 percentage points higher than in 2006 (a change from 5.5% in 2006 up to 6.0% in 2007). The Group assesses that, based on the sensitivity analysis of the discount rate, if last year's discount rate was maintained, total provisions would increase by PLN 1 527 thousand.

The expected growth of remuneration (wages and salaries) changed from 2% to 5%. The Group estimates, that if the ratio had not changed and been maintained at the 2% level in 2007, the total value of provisions would decrease by PLN 8 009 thousand comparing with December 31, 2006.

Provision for pension and similar benefits:

Amounts of provisions for pension and similar benefits and other obligations are measured on the basis of an actuarial valuation.

As at December 31, 2007, the amount of the provision was measured on an individual basis, separately for each employee.

The calculation of an employee provision is based on an anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards that the Group is obligated to pay under the Departmental Collective Labour Agreement and the Inter-Departmental Collective Labour Agreement. The established amount is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Group to increase the provisions per employee.

Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood that a given person reaches retirement age as a Company employee and the likelihood that a given person lives to the date of payment of a jubilee award were determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work on his own accord was assessed using the distribution function, taking into account the statistical data of Orbis S.A. and statistical data possessed by the actuary. The likelihood that an employee will resign from work on his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee will become a disability pensioner was assessed on the basis of the pttz2006 table through linear dependence.

The financial discount rate adopted to calculate the present value of employee benefit obligations was determined at a level of 6.0%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30. CONTINGENCIES

30.1 ISSUED GUARANTEES

Title	Beneficiary	Debtor / nature of relations	Validity date	Amount as at the balance sheet date	Financial terms and other remarks
		Issued by Orbis S.A.			
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the investment credit facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
		Issued by PBP Orbis Sp. z o.o.			
bank guarantee	Gulliver Travel Associates		Sep.1, 2008	55	
		Issued by Hekon S.A..			
PLN 500 million borrowing guarantee	Bank Handlowy i Societe Generale	Orbis SA	7 years with the 1 year extension option	227 213	
			Off-balance liabilities total:	232 268	
		Received by PBP Orbis Sp. z o.o.			
bank guarantee	PBP Orbis Sp. z o.o.	Blue City Sp. z o.o.	Mar.31, 2009	10	
			Off-balance assets total:	10	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30.2 LEGAL CLAIMS

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at (presently 35) Al.Jerozolimskie 29 avenue, Land and Mortgage Register no. 5021	unknown	Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision.	Applicants: A. J. Blikle and H. M. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at ul. Nowogrodzka 26, Land and Mortgage Register no. 1599 G. 2) Proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at ul.Nowogrodzka 24/26 to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006	1) Applicants: J. and T. Sławiński (presently, the heirs: E. Sławińska and others Participant: Orbis S.A. 2) Applicant: J. Kubiaczyk-Grodzka (one of heirs of T. Sławiński)	1). The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property.. The heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new information on the case. 2) Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision. The Construction Minister by the decision of January 22, 2007 refused to determine invalidity.
Proceedings for payment of remuneration for non-contractual use of the real property located in Cracow at ul. Pijarska 11	PLN 1 345 thous.	Plaintiffs: 1) S., P., G., A. Marczak – March 2003; 2) A. and M. Marczak – April 2004; 3) Irena Kuc-November 2004; 4) Janusz Tabor and Irena Ciapała – November 2004	Plaintiffs: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena. Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. The District Court in Cracow issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement house, as well as on appointment of a Court Expert. Opinion of a new expert has not been yet presented to the Court.
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at ul. Pijarska 11 in Cracow	PLN 1 541 thous.	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application. Orbis S.A. appealed against this decision. A new court expert was appointed. A date for his hearing has not yet been set by the Court.
11 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5,000 to PLN 67,200 for termination of employment in violation of the law.	Some employees seek compensation of PLN 67 thousand, while others seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-28 thousand.	from July 2005 till the end of September 2005	Plaintiffs: approx. 11 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. has applied for the dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 11 claims, the proceedings related to these claims are at the stage of hearing the parties' witnesses. 4 non final judgments were issued in the case fully dismissing claims of former employees. 3 employees filed brought appeals and Orbis S.A. applied for their dismissal. The other cases were adjourned.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
22 proceedings (64 cases) initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005.	The total value of the claims amounts to PLN 776 thousand	First statements of claim were filed in July 2006	Plaintiffs: 64 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed. No judgment in the case has yet been issued. Some cases were adjourned.
Motion for determining that the adjustment of a charge for perpetual usufruct of land in Warsaw at ul. Zagórna 1 was unjustified and the lower amount of charge was justified.	PLN 230 thousand	Motion to SKO of January 12, 2005	Plaintiffs: Orbis SA Defendant: the State Treasury represented by President of Warsaw	SKO decided that the lower charge applied from January 1, 2005. An appeal was brought to a common court due to the fact that the motion of Orbis S.A. was accepted only partially. The case is pending. A date for a hearing has not yet been set.
Motion for determining that a decision of the Cracow Voivode of February 19, 1993 on obtaining ex officio by PP Orbis of the right of perpetual usufruct of real property (land), the title to the Cracovia hotel building owned by the State Treasury, was issued in breach of law.	Unknown	Notification of the Minister of Construction of May 21, 2007	Applicant: Convent of the Norbertanki Sisters in Cracow Defendant: the Minister of Construction	By a decision of October 12, 2007 the Minister of Construction determined the invalidity of a decision of the Małopolski Voivode of February 19, 1993 with regard to the transfer of title to PP Orbis in Warsaw. Orbis S.A. applied to the Minister of Infrastructure for management of the proceedings before the Minister of Infrastructure in accordance with an application for a review of the decision of the Minister of Construction of October 12, 2007.
Motion for determining that the adjustment of a charge for perpetual usufruct of land in Warsaw at ul. Złota 48/54 was unjustified	PLN 521 thousand	Motion to SKO of December 18, 2007	Applicant: Orbis S.A. Participant: President of Warsaw	Pending.
Claim for reconciliation of the contents of the Land and Mortgage Register with regard to a part of a plot of land no. 180/4 with the actual legal status, including a motion for security	PLN 10 000 thousand	Claim dated November 21, 2007	Claimant: : Convent of the Norbertanki Sisters in Cracow Defendants: the State Treasury represented by the President of Cracow acting as the Starosta of the poviat city (as the county town), and Orbis S.A.	The hearing was set for January 21, 2008. The case is pending. A date for the following hearing has not yet been set yet.
Claim for the delivery of real property in Warsaw, District Wilanów, at ul. St. Kostki Potockiego 27, plot of land no. 21/1 with an area of 4397 sq.m.	The claimant estimated the value of the subject of the dispute at PLN 5,000 thousand with regard to the value of the property or the amount of PLN 377 thousand as a 3 months rent payable on a property like this.	Claim dated September 29, 2005	Plaintiff: the State Treasury represented by the Municipality of Warsaw Defendant: Orbis S.A.	Orbis SA offered a settlement which was rejected by the State Treasury. The counsel for Orbis S.A. motioned for the dismissal of the claim and notified the Court that the settlement offer was withdrawn. On November 20, 2007 the Court issued a judgment dismissing the claim of the State Treasury. On December 17, 2007 the State Treasury brought an appeal against the judgment. According to the counsel for Orbis S.A. there are justifiable grounds for dismissing the appeal due to failing to meet the time limit. The case is pending.
Debt of broking in entry visas selling	PLN 521 thousand	February 20, 2001	Defendant: G. Mierzejewska	Redemption of receivables by a bailiff (ineffective enforcement)

(all amounts are quoted in PLN thousands, unless otherwise stated)

31. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

31.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which the Orbis Group is exposed include foreign exchange risk and interest rate risk, resulting from the volatility of the money and capital markets and which is reflected in the balance sheet and in the income statement.
The Group pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using the available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Group limits financial risk (defined as cash flows volatility) and the risk related to money and capital market volatility. The implementation of this policy is described below.
Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board of Orbis S.A. Current responsibilities in the area of risk management are dealt with by special units established for this purpose in Orbis S.A. and other companies in the Group.

31.2 INTEREST RATE RISK

The Companies of the Group are exposed to the risk of changes in short-term interest rates on variable-rate debt, as well as to changes in long-term interest rates in the event a new debt is incurred or an existing debt is refinanced.

The interest rate risk as at the end of 2007 referred to drawn bank loan and borrowings. The risk is related to a possibility of a change in the interest rate applicable to subsequent calculations of interest on these liabilities and is related directly to the frequency of interest calculation. The following table presents liabilities encumbered by the risk as at December 31, 2007 per maturity date reflecting frequency of potential changes of interest rates:

Credit/Loan	to 6 months	6-12 months	1year - 5 years	above 5 years
Bank Handlowy w Warszawie SA and Societe Generale SA Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK SA and Calyon (Arrangers)	227 213	0	0	0
Kredyt Bank S.A.	2 123	0	0	0
Kredyt Bank S.A.	46 883	0	0	0
Total liabilities with interest rate risk	**276 219**	**0**	**0**	**0**

The interest rate applicable to the Group's current debt is presented in note 24, Borrowings.

The Group performs interest rate sensitivity analyses. The analyses are based on the actual interest rates applicable to borrowings taking into account changes thereto from the dates of their introduction. The Group performs analyses the impact of interest rate fluctuations on its income statement. In accordance with the analyses performed, an increase/decrease in interest rates of 10 p.p. would decrease/increase the net results of the Group as at December 31, 2007 by about PLN 300 thousand.

31.3 CURRENCY RISK

The risk of changes in foreign exchange rates (mainly Euro) is important for the Orbis Group due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies,
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies,
- incurring foreign currency borrowings or borrowings denominated in a foreign currency.

The presentation currency of the Group is the Polish Zloty (PLN). Companies of the Group which do not use PLN as their functional currency: AutoOrbisBus SARL (EUR), Orbis Polish Travel Bureu (USD) and UAB Hekon (LTL). The functional currency of other companies of the Group is PLN.

In order to reduce the risk of its currency exposure, the Group seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk.

As at December 31, 2007, the Group did not use any derivatives in order to reduce the currency risk. The Group does not apply hedge accounting. The Group does not use financial instruments for speculative purposes.

The Group monitors changes to EUR, CHF and GBP exchange rates and performs analyses of the impact of these changes on its turnover. The analysis is based on average exchange rates published quarterly by the NBP and income of hotels which denominate room prices in aforementioned currencies. Any increase/decrease of the EUR/PLN exchange rate by PLN 0.1, sales would increase/decrease by approximately 0.7%. Similar increase/decrease of the CHF/PLN and the GBP/PLN exchange rates are insignificant for sales of the Group.

31.4 PRICE RISK

In its operations, the Orbis Group is exposed to the following price risk factors:

- competition – the hotel market in Poland is marked by a high growth in the number of rooms that were rendered operational in the years 1998-2007 thus bringing about a pressure on prices for hotel services. The travel agency market is highly fragmented resulting in significant competition in the segment in particular in the area of outgoing tourism. There are numerous companies providing long and short-term car lease services. They compete on prices and range of services. Competition on international coach transport services depends on the destination,
- the economic situation in Poland and global economic conditions – economic development stimulates a growing interest in hotel services through a growing number of travel agencies and increasing willingness to travel,
- exchange rates - the EUR/PLN, USD/PLN and CHF/PLN exchange rate represents a significant factor of price risk in hotel operations, and incoming and outgoing tourism. The low EUR/PLN exchange rate translates into a drop in PLN-denominated revenues from hotel operations, incoming traffic and short-term car rentals and, simultaneously, enhances the attractiveness of the offer of foreign outgoing traffic,
- fuel prices – fuel prices constitute a risk factor for international passenger traffic services.

Price risk is minimized by a policy of active management of room availability and rates (yield management). It is not possible to forecast the impact of the above risk on the Group's financial results.

31.5 CREDIT RISK

The credit risk to which the Group is exposed may result from:

- credit risk following from creditworthiness of financial institutions (banks, brokers), parties to or agents for hedging contracts,
- the creditworthiness of entities whose securities the Group acquires or invests in,
- the creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover.

To minimize this risk, the Group cooperates with reputable banks with good financial standing and invests in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the Group's assessment, the risk related to hotels' clients does not differ from the average credit risk on the Polish market.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents ratings of banks with which the Group cooperates:

Rating	Issuer/bank										
	VW Leasing	EFL (Europejski Fundusz Leasingowy)	Societe Generale SA Oddzial w Polsce	Bank Handlowy w Warszawie SA	Calyon SA Oddział w Polsce	Kredyt Bank	Citi Bank Handlowy	Bank Pekao SA	Bank Millenium SA	Bank Zachodni WBK SA	PKO BP
Fitch ST		F+			F1+	F1		F1	F1	F1	
S&P ST	A-1	A1			A-1+			short-term rating A-1			
Moody's ST	P-1	P-1		short-term deposits: in local currency: Prime-1, in foreign currency: Prime-1	Prime-1	P-1	deposits: in local currency: Prime-1, in foreign currency: Prime-1	deposits: Prime-1	P-2	P-1	P-1
Fitch LT			AA-		AA			in local currency:A, in foreign currencies:A		A+	
S&P LT	A	AA-	AA, perspective: negative		AA-		in local currency: BBBpi	in local currency:A, in foreign currencies:A			
Moody's LT	A2	A1	Aa2	long-term deposits: in local currency: Aa3, in foreing currencies: A2	A1	A2	deposits: in local currency: Aa3, in foreing currencies: A2	deposit rating:A2	A3	A2	deposits in local currency: Aa2, in foreign currency: A2

Banks which cooperate with the Group and amounts of borrowings as at December 31, 2007 are described in Note 24, Borrowings.

It is not possible to forecast the impact of this risk on the financial results of the Group.

31.6 LIQUIDITY RISK

The Orbis Group hedges liquidity through external long-term borrowings and by credit lines on current accounts.

The Company Orbis S.A. has an overdraft facility of PLN 700 thousand. Large investment projects which are included in its development strategy are financed using a credit line. As at December 31, 2007 the amount of Tranche B which was unused and available to the Company amounted to PLN 190 000 thousand (see note 24).

Temporarily free cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.

The Group monitors financial liquidity based on the gearing ratio and current ratio. The gearing ratio is calculated as the ratio of total long and short-term liabilities and total shareholders' equity and liabilities.
The current ratio is calculated as a ratio of current assets and short-term liabilities.

In 2007 due to sustaining of Group's strategy, the current ratio remained on a level similar to previous years. At the same time the gearing ratio showed a small decline primarily due to the increase of the equity.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	As at Dec.31, 2007	As at Dec 31, 2006
Total liabilities	566 973	603 332
Shareholders' equity and liabilities	2 367 300	2 265 052
Gearing	**23,95%**	**26,64%**

	As at Dec.31, 2007	As at Dec 31, 2006
Current assets	246 897	217 954
Short-term liabilities	269 116	259 519
Current ratio	**0,92**	**0,84**

The Group prepares forecasts of future cash flow from financial liabilities. The prognosis takes into account financial liabilities as at the reporting date. Interest rates as at December 31, 2007 apply to future interest periods. Interest and borrowing instalments are classified by maturity.

	less than 1 year	1 to 3 years	3 to 5 years	over 5 years
Costs of borrowings	97 611	115 799	101 629	0
Costs of trade liabilities	93 002	0	0	0
Costs of other liabilities	71 284	0	0	0
Total costs	**261 897**	**115 799**	**101 629**	**0**

The above table presents gross values (not discounted).

32. CAPITAL MANAGEMENT

The objective of capital management is to ensure the ability of companies of the Orbis Group to continue its operations while maintaining the optimal capital structure enabling a reduction in the of costs of capital employed.

It is assumed that companies can influence the growth of capital by current actions designed to achieve good financial results, adjustment of the amount of dividend distributed to shareholders by joint stock companies and the issue of new shares or an increase in the nominal value of existing shares, and by the increase of share capital by limited liability companies through the issue of new shares and increase of value of existing shares.

The joint stock companies of the Group did not issue any new shares nor increase value of existing shares during the reported period.
The following companies increased their share capital: Orbis Transport Sp. z o.o. and PKS Gdańsk Sp. z o.o. (for more information see point 1.4.4 of the Consolidated Financial Statements).

In 2007 the Group reported a significant net growth of its results in comparison with 2006. Payment of the 2006 dividend of PLN 15 667 thousand was a significant element with an impact on the shareholders' equity (the same level of dividend as in previous years, as planned by the Management Board taking into account the funds necessary to continue investment projects).

The companies of the Group use own resources and external funds to finance long-term investments with a long-term impact on results of the Group. It facilitates an effective use of financial leverage on the level consistent with hotel, tourism and transport industry standards and nature of the Group.

The Group monitors its capital based on capital using return on equity ratio and PP&E/equity coverage.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The return on equity ratio indicates the rate of gains on capital invested by the Company. It is calculated as an annual ratio of net results and the average equity during the period. Return on equity improved significantly in 2007 due to growing net profits with a similar amount of dividend paid to shareholders.

	2007	2006
Net profit (loss)	154 119	88 888
Equity opening balance	1 661 720	1 588 454
Equity closing balance	1 800 327	1 661 720
Return on equity	**8,90%**	**5,47%**

The PP&E/equity ratio is calculated as a ratio of the Group's equity and the value of its PP&E. The ratio is maintained on a very secure level of 80% due to coverage of new investments primarily using own funds. The Group, however, plans to use a previously obtained investment loan to implement the strategy of the Orbis Hotel Group. It will allow the Group to use financial leverage and ensure a safe level of ratios.

	As at Dec.31, 2007	As at Dec.31, 2006
Equity	1 800 327	1 661 720
PP&E	2 109 658	2 039 955
PP&E/equity ratio	**85,34%**	**81,46%**

Capital analysis is further supplemented by the debt ratio presented in Point 31.6 of the Consolidated Financial Statements.

33. FUTURE CAPITAL COMMITMENTS

As at December 31, 2007 the Company Orbis was bound by contracts concluded for construction works, the supply of FF&E, installation of the Voice Alert System (DSO) in hotels, performance of the function of a substitute investor and modernizations aimed at adaptation to the fire regulations and modernization of TV installations in the amount of PLN 53 473 thousand. Orbis S.A. had future capital commitments of PLN 206 thousand on account of modernization of the Head Office building connected with thermal insulation of the building's attic and investor's supervision. As at December 31, 2007, future capital commitments of the Orbis company on account of contracts for the preparation of a construction&working design, technical control supervision and performing of the function of substitute investor, demolition of existing hotels and other works connected with the construction of Etap hotels amounted to PLN 46 192 thousand.

As at the balance sheet date, the Orbis Transport Group recognized future contractual commitments for the amount of PLN 14 458 thousand, arising from orders placed by Orbis Transport Sp. z o.o. for the purchase of cars for the purposes of future lease agreements.

As at the balance sheet date the PBP Orbis Group recognized future investment commitments for the amount of PLN 1 260 thousand arising from an agreement with COMP Safe Suport governing provision of Call Center, Novell catalogue service system and virtual server and backup hardware. In addition on July 1, 2007 an agreement between PBP Orbis Sp. z o.o. and the company Amadeus, the leading supplier of reservation system, came into force. It will result in replacement of the currently used Wordsplan system.

34. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Group include members of the managing and supervising staff and close members of their families, non-consolidated subsidiaries and associates listed in note 1.4.2 and Accor S.A. (significant shareholder) and its related parties.

(all amounts are quoted in PLN thousands, unless otherwise stated)

In the period covered by these financial statements of the Group, the following major related party transactions were executed:

- with Accor Polska Sp. z o.o. (a company related to Accor S.A) - revenues of PLN 1 745 thousand, including revenues under management contract in the amount of PLN 1 735 thousand and costs of PLN 16 427 thousand, including license fee in the amount of PLN 16 238 thousand. In 2006, revenues totalled PLN 1 867 thousand, including PLN 1 793 thousand under the management contract, while the costs of PLN 14 801 thousand, including license fee of PLN 14 656 thousand. As at December 31, 2007, receivables on account of the above transactions amounted to PLN 729 thousand, while as at December 31, 2006 they amounted to PLN 403 thousand. Liabilities under the above transactions amounted to PLN 4 002 thousand as at December 31, 2007, while as at December 31, 2006 the Company recognized liabilities in respect of Accor Polska Sp. z o.o. amounting to PLN 4 027 thousand,
- with Accor Centres de Contacts Clients (a company related to Accor S.A.) – in 2007 costs of access to the reservation services system totalled PLN 2 640 thousand (PLN 2 233 thousand in 2006). As at December 31, 2007 liabilities to Accor Centres de Contacts Clients amounted to PLN 385 thousand in comparison with PLN 419 thousand as at December 31, 2006,
- with Accor S.A. Guarantee Lease Fees (a company related to Accor S.A.) – costs amounted to PLN 389 thousand, while in 12 months of 2006 – to PLN 407 thousand.

No transfer of rights and obligations, either free-of-charge or against consideration, were executed between the Group and related parties:

- members of the Management Board and Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.1 REMUNERATION OF MEMBERS OF THE ISSUER'S GOVERNING BODIES

	Wages and salaries as well as other short-term benefits for serving in governing bodies	
	Orbis S.A.	subsidiaries, affiliates and associates
Management Board and Authorized Officers		
Jean-Philippe Savoye	1 245	0
Krzysztof Gerula	945	54
Ireneusz Węgłowski	662	153
Yannick Yvon Rouvrais	853	396
Alain Billy	486	152
Marcin Szewczykowski	160	19
Supervisory Board		
Claude Moscheni	60	0
Christophe Guillemot	53	0
Michael Flaxman	42	0
Erez Boniel	60	0
Elżbieta Czakiert	21	0
Artur Gabor	21	0
Jacek Kseń	25	0
Jarosław Szymański	21	0
Andrzej Procajło	21	0
Christian Karaoglanian	21	0
Janusz Rożdżyński	21	0
Sabina Czepielinda	21	0
Andrzej Przytuła	21	0
Michael Harvey	24	0
Denys Sappey	21	0
	Post-employment benefits	
Andrzej Szułdrzyński	245	0

34.2 SALES OF GOODS AND SERVICES

The amounts provided below concern non-consolidated subsidiaries and associates listed in note 1.4.2, Orbis Casino Sp z o.o. consolidated using the equity method and Accor S.A.

	2007	2006
Net sales of services	**8 378**	**10 225**
- to the companies from Accor Group	2 988	2 860
- to subsidiaries	2 061	3 013
- to associates	3 329	4 352
Total sales	**8 378**	**10 225**

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.3 PURCHASES OF GOODS AND SERVICES

The amounts provided below concern non-consolidated subsidiaries and associates listed in note 1.4.2, Orbis Casino Sp z o.o. consolidated using the equity method and Accor S.A.

	2007	2006
Purchases of services	**20 158**	**18 401**
- from the companies from Accor Group	20 007	17 739
- from subsidiaries	151	138
- from associates	0	524
Total purchases of goods and services	**20 158**	**18 401**

34.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at Dec. 31, 2007	As at Dec. 31, 2006
Trade receivables	**1 852**	**1 532**
- from the companies from Accor Group	1 102	728
- from subsidiaries	537	752
- from associates	213	52
Other receivables	**1 152**	**242**
- from the companies from Accor Group	1 152	0
- from associates	0	242
Total receivables	**3 004**	**1 774**
Trade payables	**4 682**	**4 928**
- from the companies from Accor Group	4 682	4 794
- to subsidiaries	0	134
Payables to the Tax Group	**54**	**40**
- of subsidiaries	54	40
Total payables	**4 736**	**4 968**

No provision for impairment of the presented receivables was created in the reported period.

35. EVENTS AFTER THE BALANCE SHEET DATE

1. The increase in the share capital of Capital Parking Sp. z o.o. by resolution of the General Shareholders' Meeting of November 29, 2007 was registered in KRS in January 2008.
2. On February 19, 2008 Orbis S.A. concluded an overdraft facility agreement with Bank Handlowy for the amounting to PLN 20,000 thousand valid until February 18, 2009.
3. On March 18, 2008 a surety agreement was concluded by and between Orbis S.A. and Société Générale S.A. Branch in Poland by PLN 30 000 thousand for its subsidiary Orbis Transport Sp. z o.o.'s liabilities from current borrowing agreement.
4. On January 31, 2008, the deadline for repayment of the current loan in the amount of PLN 34 018 thousand disbursed to Orbis Transport Sp. z o.o. has been extended until January 31, 2009.
5. On January 31, 2008, the deadline for repayment of the current loan in the amount of PLN 9 115 thousand (i.e. CHF 4 217 thousand) disbursed to Orbis Transport Sp. z o.o. has been extended until January 31, 2009.
6. In connection with an agreement concerning the disposal of the title to perpetual usufruct signed in December 2007, the possession of the real property located in Gdańsk, ul. 3 Maja, owned by PKS Gdańsk Sp. z o.o. (a subsidiary of Orbis Transport Sp. z o.o.) was transferred by virtue of a takeover and acceptance protocol on January 15, 2008.

(all amounts are quoted in PLN thousands, unless otherwise stated)

36. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

	2007	2006
Balance sheet change in receivables	**(22 136)**	**(19 751)**
transfer of funds for purchase of shares	0	13 838
long-term lease receivables	(149)	0
change of accruals and prepayments	(1 972)	0
change in non-current receivables and prepayments	0	(1 039)
consolidation of Orbis Kontrakty	0	(2 755)
change of prepayments on PP&E	(1 493)	0
loan offsetting	0	(254)
other	702	(642)
Change in the cash flow statement	**(25 048)**	**(10 603)**

Balance sheet change in current liabilities except borrowings	**(910)**	**30 063**
capital commitments	984	(11 252)
lease liabilities	168	(393)
consolidation of Orbis Kontrakty	0	(617)
change of liabilites from prepaid PP&E	3 500	0
accrued expenses	1 882	(58)
other	2 064	(1 557)
Change in the cash flow statement	**7 688**	**16 186**

Other adjustments	**(26 777)**	**(26 224)**
revaluation of non-current assets	(26 093)	(27 519)
consolidation of Orbis Kontrakty	0	321
other	(684)	974
Change in the cash flow statement	**(26 777)**	**(26 224)**

37. OTHER INFORMATION

The following tax controls were performed in the companies of the Orbis Group in 2007:

the company	controlling body	control object	control result
Orbis S.A.	The National Labor Inspectorate	Labour Code observance	No penalties were levied, issued recommendations were implemented
	the Social Insurance Institution	social security contribution settlement	
Orbis Transport Sp. z o.o.	the Tax Office	Vat	No major irregularities were identified
PBP Orbis Sp. z o.o.	the Tax Office	Vat	No irregularities were identified
	Tarnów Municipal Office		No irregularities were identified
	National Bank of Poland	exchange activities, performance of statutory duties	No irregularities were identified
	Road Transport Inspector	transport	No irregularities were identified
PKS Tarnobrzeg Sp. z o.o.	the Tax Office	Vat	
PKS Gdańsk Sp. z o.o.	the Tax Office	Vat	No major irregularities were identified
	Tax Control Office	proceedings with regard to correctness of privatization	in progress

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax along with penalties and interest. In the opinion of the Management Board, there are no circumstances that would indicate the existence of significant liabilities in this respect.

Orbis Group

Director's Report on the operations

as at December 31, 2007

Orbis

Director's Report
on the Operations of the Orbis Group
for 2007

Orbis

April 17, 2008

TABLE OF CONTENTS

(all amounts are in PLN thousand, unless stated otherwise)

1. COMPANIES FORMING THE ORBIS GROUP

1.1 Orbis Group

As at December 31, 2007, the Orbis Group comprised the following commercial law companies:

Table 1 Companies forming the Orbis Group – subsidiaries and associates.

Name, legal status and corporate seat of the company	Share capital, in PLN	% share of the parent company in share capital	% share of the parent capital in the no. of voting rights at the GM	Business operations
Dominant entity				
Orbis S.A. Warsaw	517 754 468	-	-	Hotel services, catering services
Direct subsidiaries				
Hekon-Hotele Ekonomiczne S.A. Warsaw	300 000 000	100,00	100,00	Hotel services, catering services
Orbis Transport Sp. z o.o.[1] Warsaw	28 507 600	98,88	98,88	Passenger transport, rent and lease of vehicles
PBP Orbis Sp. z o.o. Warsaw	16 453 900	95,08	95,08	Travel agent – retail and tour operator's services
WT WILKASY Sp. z o.o. Wilkasy	1 650 000	100,00	100,00	Hotel services, catering services, recreation
Orbis Kontrakty Sp. z o.o. Warsaw	100 000	80,00	80,00	Organization of purchases for hotels managed by shareholders
Direct associates				
Orbis Casino Sp. z o.o. Warsaw	4 800 000	33,33	33,33	Casinos and game parlors
Indirect subsidiaries				
Orbis Transport Sp. z o.o. Warsaw	28 507 600	0,17	0,17	Passenger transport, rent and lease of vehicles
PKS Gdańsk Sp. z o.o. Gdańsk	14 470 000	99,05	99,05	Transport
UAB Hekon Vilnius	9 382 750	100,00	100,00	Hotel services, catering services
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	7 951 500	99,05	99,05	Transport
Capital Parking Sp. z o.o. Warsaw	500 000	99,05	99,05	Rent of parking lots and cars
Orbis Polish Travel Bureau New York	255 000	83,67	83,67	Travel agent
Orbis Kontrakty Sp. z o.o. Warsaw	100 000	20,00	20,00	Organization of purchases for hotels managed by shareholders
Inter Bus Sp. z o.o. Warsaw	51 000	99,05	99,05	Coach transport
AutoOrbisBus Sarl Paris	34 954	99,05	99,05	Promotion and communication

[1] Orbis Transport Sp. z o.o. – on May 9, 2007 share capital increase to PLN 28,507.6 thousand was registered in KRS. As a result of the increase, share of the share capital held by Orbis S.A. grew to 278,439 shares with the total value of PLN 27,843.9 thousand constituting 98.88% of the company share capital.

(all amounts are in PLN thousand, unless stated otherwise)

The investment portfolio of Orbis S.A. comprises investments of strategic and commercial nature.

The strategic portfolio consists of shares and interests in the following companies:

a) **Hekon–Hotele Ekonomiczne S.A.** – the company managing hotels that operates under three Accor brands: eight two-start Ibises, three Etaps and two Novotels. The company also manages one Ibis hotel. The financial standing of the company is stable. Hotels report growth in sales in the setting of high operating efficiency. Hekon-Hotele Ekonomiczne S.A. established a wholly owned Lithuanian company with its corporate seat in Vilnius, UAB Hekon, managing hotel Novotel Vilnius.

b) **Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.** – daughter companies divested in 1993 in the course of the restructuring and privatization of Orbis. A complementary nature of business activities carried out by both of these companies towards the business of Orbis S.A. predetermines the mutual benefits derived by all three entities cooperating on arms' length on the operational level. Each of the daughter companies has a steady market position.

c) **Orbis Kontrakty Sp. z o.o.** – the company founded on January 24, 2005 (registered on February 14, 2005) together with Hekon-Hotele Ekonomiczne S.A. for the purposes of organization of purchases for hotels managed by shareholders. The company's operations, commenced in April 2005, are aimed at streamlining operating expenses of each shareholder and, therefore, the effects of hotels managed by them.

The commercial portfolio consists of shares and interests in the following companies:

a) **Orbis Casino Sp. z o.o.**: a company founded in 1989 and at present running 10 casinos and 5 game parlors. Orbis Casino is a leading company on the market of gambling, mutual bets and slot machines. The financial standing of the company is stable.

b) **Wioska Turystyczna WILKASY Sp. z o. o** - a company running leisure centre. The company offers accommodation and food & beverage services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo.

Moreover, Orbis S.A. holds minority shares and interests taken up as a result of debt conversion, or in the companies without any development prospects. The following companies fall into this category: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. in liquidation, Tarpan Sp. z o.o. in liquidation and Walewice Sp. z o.o. in liquidation.

Other companies of the Orbis Group hold small percentage shareholdings of numerous other companies not listed in Table 1. More information about the shareholdings are presented further in the Report.

The value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 487,992 thousand as at the reporting date. The same item at the carrying value amounted to PLN 484,007 thousand. The shares and interests held in the companies: BWE S.A., Polskie Hotele Sp. z o.o., Tarpan Sp. z o.o. and Walewice Sp. z o.o. are fully written-down and their carrying amount equals zero as at December 31, 2007.

(all amounts are in PLN thousand, unless stated otherwise)

Organization chart: Illustration of the organizational structure of Issuer's group and information about types of relationships in the Group*


ORBIS Spółka Akcyjna
Parent entity
Subsidiaries
Affiliates
UAB Hekon
100%
Hekon-Hotele Ekonomiczne S.A.
100%
Orbis Casino Sp. z o.o.
33,33%
20,00%
Orbis Kontrakty Sp. z o.o.
80,00%
Orbis Polish Travel Bureau
83,67%
PBP ORBIS Sp. z o.o.
95,08%
0,17%
Orbis Transport Sp. z o.o.
98,88%
PKS Tarnobrzeg Sp. z o.o.
99,05%
PKS Gdańsk Sp. z o.o.
99,05%
AutoOrbisBus Sarl
99,05%
Inter Bus Sp. z o.o.
99,05%
Capital Parking Sp. z o.o.
99,05%
WT Wilkasy Sp. z o.o.
100%

* % share in an indirect subsidiary is calculated taking into account % share of direct subsidiaries held by Orbis S.A.

(all amounts are in PLN thousand, unless stated otherwise)

1.2 Description of consolidated companies forming the Orbis Group

The consolidated financial statements of the Orbis Group comprise:
- aggregate financial statements of all organizational units forming the Company Orbis S.A., keeping separate accounting books,
- financial statements of the PBP Orbis Group and financial statements of the ORBIS Transport Group, which have been fully consolidated,
- financial statements of Hekon-Hotele Ekonomiczne S.A. and financial statements of UAB Hekon – a subsidiary of Hekon-Hotele Ekonomiczne S.A., which have been fully consolidated,
- financial statements of Orbis Kontrakty Sp. z o.o. – a subsidiary (80% - Orbis S.A. and 20% - Hekon – Hotele Ekonomiczne S.A.), which have been fully consolidated,
- an associate Orbis Casino Sp. z o.o. consolidated using the equity method.

1.2.1 Orbis S.A.

The joint-stock company Orbis Spółka Akcyjna with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on entering ORBIS Spółka Akcyjna in the Commercial Register (RHB 25134).

On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register entered Orbis Spółka Akcyjna in the Register of Business Operators.

Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS), and all changes herein presented were registered by the Register Court in Warsaw on December 13, 2007.

The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on November 20, 2007 (Notary's Deed Rep. A No. 5164/2007).

The scope of the Company's business operations includes, among others:

- provision of hotel lodging and catering services and provision of ancillary services,
- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services,
- management of external hotels within the framework of management systems operated by the Company,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
- provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles,
- foreign trade operations, in particular in the areas related to the Company's core business,
- sale of domestic and foreign products and goods,
- provision of services and conducting business operations in the area of training, investment and information technology.

As at December 31, 2007, the structure of Orbis S.A. comprised 42 hotels located in 27 towns, cities and resorts in Poland, with an aggregate operating capacity of 8 396 rooms. As compared to the corresponding period of past year, the number of rooms went down as a result of closing down of 5 hotels: the „Grand" Hotel in Warsaw, closed down on August 31, 2007, and the „Arkona" Hotel in Szczecin, the „Petropol" Hotel in Płock, the „Kosmos" Hotel in Toruń, the „Vera" Hotel in Warsaw, closed down from November 30, 2007.

Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as Orbis Hotels and Holiday Inn. Moreover, Orbis S.A. manages two hotels under the management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław and owns three hotel buildings operating under the Etap brand, which are run by Orbis' subsidiary, Hekon – Hotele Ekonomiczne S.A.

The Company's hotels offer comprehensive catering services, have professionally equipped conference rooms and Business Centres, feature recreational facilities and spa. This potential ranks the Orbis hotel network first both in Poland as well as in the Central and Eastern Europe.

(all amounts are in PLN thousand, unless stated otherwise)

Chart 1. Hotel room structure per brand


Orbis S.A.
4%
35%
21%
6%
34%
MERCURE
NOVOTEL
SOFITEL
ORBIS HOTELS
HOLIDAY INN

The Companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon as well as Orbis Kontrakty Sp. z o.o. jointly form the Orbis Hotel Group (an owner of 56 hotels altogether and manager of 3 hotels). In addition to the above-mentioned brands the Group also operates under the brands Ibis and Etap.

Chart 2. Hotel room structure per brand


Orbis Hotel Group
3%
2%
17%
29%
30%
4%
11%
4%
MERCURE
NOVOTEL
SOFITEL
IBIS
ETAP
ORBIS HOTELS
HOLIDAY INN
Vilnius

The list of Orbis S.A. shareholders determined as at December 31, 2007, on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 2 The Company's Shareholders as at December 31, 2007

Shareholder	Share in the Company's capital
Accor S.A. (including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)	45.48%
BZ WBK AIB Asset Management S.A. – customers under the management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	18.36%
Commercial Union OFE BPH CU WBK	5.08%
Pioneer Pekao Investment Management S.A. (PPIM) – all clients (concerns those portfolios that are managed by PPIM)	5.06%

(all amounts are in PLN thousand, unless stated otherwise)

As at the date of this Report, i.e., April 17, 2008 the following item of the shareholding structure would be different:

Table 3 The following differences of the shareholding structure at April 17, 2008

BZ WBK AIB Asset Management S.A. - customers under the management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	20.35%
Pioneer Pekao Investment Management S.A. (PPIM) – all clients (concerns those portfolios that are managed by PPIM)	No longer one of the shareholders representing at least 5% of the total number of votes at the GM.

In the period from January 1, 2007 to December 31, 2007, the Company's **managing and supervising bodies** were composed of the following persons:

Governing body	Function	Names of members
The Management Board	President	Jean-Philippe Savoye
	I Vice-President	Krzysztof Andrzej Gerula
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Alain Billy (until June 30, 2007)
	Member	Marcin Szewczykowski (from September 12, 2007)
The Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń (from June 28, 2007)
		Michael Flaxman
		Christophe Guillemot
		Erez Boniel
		Sabina Czepielinda (until June 28, 2007)
		Paweł Dębowski (until January 24, 2007)
		Michael Harvey (until June 28, 2007)
		Andrzej Przytuła (until June 28, 2007)
		Janusz Rożdżyński (until June 28, 2007)
		Denys Sappey (until June 28, 2007)
		Elżbieta Czakiert (from June 28, 2007)
		Artur Gabor (from June 28, 2007)
		Jarosław Szymański (from June 28, 2007)
		Andrzej Procajło (from June 28, 2007)
		Christian Karaoglanian (from June 28, 2007)

Orbis S.A. share price

During the period January 1 – December 31, 2007, the share prices of Orbis S.A. fluctuated between PLN 59.00-95.00. The spread between the highest and the lowest price equaled PLN 36.00 that is 61.0% of the lowest quotation. From the beginning of the reporting period until approximately February 22, the share price was on the rise and on that date reached its highest quotation in that period. Then, the price was corrected upward and downward thereafter; a stronger downward correction occurred on May 18 (PLN 75.00). From June, the prices followed a downwards trend with local corrections. Definite downward price correction took place on August 17, when the share prices reached the 2007 low, i.e. PLN 59.00. Until November 6, the share prices kept rising and falling. The price drop was followed by an upwards correction, and on the last day of quotations, the Orbis share prices stood at PLN 69.50. The average daily trading volume in Orbis securities equaled 48 185 shares in 2007.

(all amounts are in PLN thousand, unless stated otherwise)

Chart 3. Orbis S.A. and WIG-20 index quotations during the period January 1, 2007 – December 31, 2007


Orbis S.A.
WIG-20
97,0
94,0
91,0
88,0
85,0
82,0
79,0
76,0
73,0
70,0
67,0
64,0
61,0
58,0
4 000
3 900
3 800
3 700
3 600
3 500
3 400
3 300
3 200
3 100
3 000

1.2.2 Hekon-Hotele Ekonomiczne S.A.

The company Hekon – Hotele Ekonomiczne S.A. was established on February 19, 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The Company was registered in the Register of Business Operators of the National Court Register (KRS) under the number 0000113855 on May 21, 2002, by the District Court for the Capital City of Warsaw.

Hekon-Hotele Ekonomiczne S.A. has been a company wholly owned by Orbis S.A.

The scope of the company's business operations covers:

- hotel and catering services,
- construction and furbishing works,
- purchase, sale and lease of real property.

In the year 2007 **the Company's managing and supervising bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Yannick Rouvrais
	Member	Alain Billy (until June 26, 2007)
Supervisory Board	Members	Jean-Philippe Savoye
		Krzysztof Gerula
		Marta Kuniszyk

Hekon Hotele Ekonomiczne operates 13 hotels, which are located in 7 towns and cities in Poland, operate under the Ibis (8), Etap (3) and Novotel (2) brands. Additionally the company has managed the Ibis Stare Miasto hotel in Warsaw under the management contract.

The company Hekon – Hotele Ekonomiczne S.A. is a parent company of a single-shareholder company established under the laws of Lithuania under the name of UAB Hekon. The company is described in point 1.2.3.

(all amounts are in PLN thousand, unless stated otherwise)

Table 4 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status versus Hekon-Hotele Ekonomiczne	Business operations
UAB Hekon, Vilnius	100,00%	Subsidiary	Hotel services, catering services
Orbis Kontrakty Sp. z o.o., Warsaw	20,00 %	Associate	Organization of purchases for hotels managed by shareholders

1.2.3 UAB Hekon

UAB Hekon – a single-shareholder company with its corporate seat in Vilnius, established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A., registered on January 13, 2003 under the number U[03-12. The company was established to operate Novotel Vilnius in Vilnius, a hotel opened on April 1, 2004. Novotel Vilnius is the first hotel of the Orbis Hotel Group located abroad.
No Management Board or Supervisory Board has been appointed in the company. Since November 2003, **the function of the managing director** has been performed by Mr. Yannick Rouvrais.
UAB Hekon does not hold any shares or interests in other companies.

1.2.4 Orbis Kontrakty Sp. z o.o.

Orbis Kontrakty Sp. z o. o. was founded on January 24, 2005 by Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The Company was entered in the Register of Business Operators on February 14, 2005 under the number KRS 0000228450 by the District Court for the Capital City of Warsaw, XII Economic Division of the National Court Register [KRS].
On December 31, 2007, **the Company's shareholders** were as follows:

Table 5 Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	80.00%
Hekon-Hotele Ekonomiczne S.A.	20.00%

The core business operations of the Company comprise organization of purchases for hotels managed by each of the shareholders.
The Company did not appoint the Supervisory Board.

In 2007, **the company's managing and supervisory bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Yanick Rouvrais
	Member	Krzysztof Gerula
	Member	Ireneusz Węgłowski (from July 2, 2007)
	Member	Alain Billy (until June 30, 2007)

1.2.5 PBP Orbis Sp. z o.o.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on December 7, 1993 by PP Orbis and Bank Turystyki S.A. On June 15, 1993, the Company was registered in section B, No. RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 20, 2001, the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000046253.

As at December 31, 2007, its **shareholders** included:

Table 6 Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	95.08%
Biuro Podróży „Zbigniew"	0.01%
Other (448 natural persons)	4.91%

(all amounts are in PLN thousand, unless stated otherwise)

The scope of the company's business operations includes, above all:

- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, gatherings and conferences,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel,
- provision of transport services, including lease of transport vehicles, organization of transportation by own transport vehicles,
- hotel and catering services with additional services.

In 2007, **the Company's managing and supervisory bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Andrzej Studnicki (from November 21, 2007)
	President	Małgorzata Miazek (from April 1 until November 21, 2007)
	President	Jan Grzegorz Prądzyński (until January 31, 2007)
	Vice-president	Jerzy Sułowski
	Member	Marta Kuniszyk (from September 17, 2007)
	Member	Paweł Lewandowski (from November 21, 2007)
	Member	Paweł Szczepański (from November 21, 2007)
	Member	Piotr Gliński (until June 25, 2007)
Supervisory Board	Chairman	Krzysztof Gerula
	Deputy-chairman	Stefan Potocki
	Member	Paulina Mazurkiewicz-Kurek (until August 1, 2007)
	Member	Iwona Roszewska-Podniesińska (from August 8, 2007)
	Member	Justyna Burzyńska-Pasierbska

As at the reporting date, the organizational structure of the Company included 22 units around Poland, including the Head Office and Foreign Tourism Office. The Foreign Tourism Office was liquidated as at December 31, 2007 and its operations were transferred to the Head Office.

As at December 31, 2007, the Company held shares in the following domestic and foreign companies:

Table 7 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status versus PBP Orbis	Business operations
Orbis Polish Travel Bureau Inc. New York	88.00%	Subsidiary	Travel agent
Dom Polski a.s. (Czech Republic)	1.00%		Cultural and educational
First Travel GmbH (in liquidation) Düsseldorf	1.00%		Travel agent
Orbis Transport Sp. z o.o. Warsaw	0.18%		International coach transport, car rent
Tarnowska Agencja Rozwoju Regionalnego Tarnów	0.03%		Publishing house

1.2.6 Orbis Transport Sp. z o.o.

Orbis Transport Sp. z o.o. was founded on July 1, 1993 by PBP Orbis and Bank Turystyki S.A. On July 1, 1993, the Company was registered in section B, No. RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On September 11, 2001, the District Court for the Capital City of Warsaw, XX Division of the National Court Register registered the Company in the Register of Business Operators under the number KRS 0000037337.

(all amounts are in PLN thousand, unless stated otherwise)

As at December 31, 2007, **the shareholders of Orbis Transport Sp. z o.o.** included:

Table 8 Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	98.89%
Chrobot Reisen	0.18%
PBP Orbis Sp. z o.o.	0.18%
Other (183 natural persons)	0.74%

The scope of business operations of the company includes:

- domestic and foreign transportation services,
- rental and lease of cars,
- trading activities – including: resale of cars and spare parts,
- export and import of goods and services,
- agency in the provision of tourist, hotel and transportation services,
- passenger transport - bus transport on regular routes,
- servicing motor vehicles, parking services,
- agency and representation services,
- tourist services.

In 2007, **the company's managing and supervisory bodies** were composed of the following persons:

Governing body	Function	Name and surname
Management Board	President	Jan Sidorowicz
	Vice-President	Jerzy Majewski
	Member	Paulina Mazurkiewicz-Kurek (from August 21, 2007)
Supervisory Board	Chairman	Andrzej Szułdrzyński
	Members	Marcin Szewczykowski (from August 8, 2007)
		Paulina Mazurkiewicz-Kurek (until August 1, 2007)
		Stefan Potocki
		Magdalena Wrona

The organizational structure of the company comprises three departments: coach transport, long-term and short-term car rental, served by the Head Office and 22 Car Rental Points in Warsaw, Gdańsk, Katowice, Cracow, Łódź, Olsztyn, Poznań, Rzeszów, Szczecin, Wrocław and Bydgoszcz.
As at the end of the reporting period, the company held shares in the following business units forming the Orbis Transport Group:

Table 9 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status versus Orbis Transport	Business operations
AutoOrbisBus France SARL	100.00%	Subsidiary	Sale of coach tickets
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	100.00%	Subsidiary	Bus transport
PKS Gdańsk Sp. z o.o. Gdańsk	100.00%	Subsidiary	Bust transport
Capital Parking Sp. z o.o. Warsaw	100.00%	Subsidiary	Parking services
Inter Bus Sp. z o.o. Warsaw	100.00%	Subsidiary	Sale of coach tickets

(all amounts are in PLN thousand, unless stated otherwise)

1.2.7 Orbis Casino Sp. z o.o.

Orbis Casino Sp. z o.o. was founded on April 28, 1989 by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, No. RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Economic Division. On October 22, 2002, the company was entered in the Register of Business Operators kept by the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Registry under the number KRS 0000135406.

As at December 31, 2007, **the Company's shareholders** include:

Table 10 Company's shareholders

Shareholder	Share in the share capital
Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

The scope of business operations of the company includes predominantly:

- running activities connected with games of chance and mutual bets,
- food & beverage services,
- running currency exchange offices.

In 2007, **the company's managing and supervisory bodies** were composed of the following persons:

Governing Body	Function	Name and surname
Management Board	President	Wojciech Szwedkowicz (until August 31, 2007)
	President	Jacek Kosiński (from September 1, 2007)
	Members	Zofia Maruszyńska
		Jacek Sabo
Supervisory Board	Chairman	Ireneusz Węgłowski
	Members	Andrzej Szułdrzyński
		Zbigniew Benbenek
		Aleksandra Kołodziejczyk
		Wiesław Król
		Krzysztof Dąbrowski

In the reporting period, the company operated 10 casinos, of which 8 were located in Orbis S.A. hotels (2 in Warsaw and one in each: Sopot, Szczecin, Katowice, Cracow, Gdańsk and Poznań), one in Łódź Business Center and one in the City Hotel in Bydgoszcz, as well as 5 slot machine parlors (4 located in Orbis S.A. hotels and one in a different establishment).

As at December 31, 2007, the Company held shares in two other companies:

Table 11 Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Business operations
Bingo Centrum Sp. z o.o. Katowice	33.29%	Activities connected with games of chance, mutual bets
Bookmacher Sp. z o.o. Poznań	22.22%	Activities connected with games of chance, mutual bets

(all amounts are in PLN thousand, unless stated otherwise)

1.3 Changes in the Group's structure

The changes that occurred in the ownership structure of the Orbis Group in the reporting period consisted in:

Purchase/disposal of shares:

- **PH Majewicz Sp. z o.o.** – on December 3, 2007 Orbis S.A. disposed of 2,157 shares with the nominal value of PLN 500 each held in the company Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o., constituting 48.967% of the company's share capital. Therefore Orbis S.A. concluded its investment in the company PH Majewicz Sp. z o.o.
- **Capital Parking sp. z o.o.** – on October 31, 2007 Orbis Transport Sp. z o.o. concluded an agreement governing purchase of 320 shares of Capital Parking Sp. z o.o. Therefore percentage share of the company's share capital held by Orbis Transport grew from 68% to 100%.

Increase/decrease of capital:

- **Orbis Transport Sp. z o.o.** – registration of the Company's share capital increase up to PLN 28,507.6 thousand in the National Court Register [KRS] on May 9, 2007. Due to obtaining shares of the increased share capital Orbis S.A. increased the number of held shares to 278,439 with the total value of PLN 27,843.9 thousand constituting 98.88% of the company's share capital.
- **PKS Gdańsk Sp. z o.o.** – registration of the Company's share capital increase up to PLN 14,470 thousand in the National Court Register [KRS] on April 27, 2007. The total number of 771 new shares with the nominal value of PLN 500 each (the total amount of PLN 385.5 thousand) was obtained by the current shareholder, Orbis Transport Sp. z o.o.
- **Capital Parking Sp. z o.o.** – increase of share capital to the amount of PLN 553,000.00 by issue of 106 new shares with the nominal value of PLN 500 each (resolution of EGM on November 29, 2007). All new shares were obtained by the current, sole shareholder Orbis Transport Sp. z o.o. As at December 31, 2007 the increased share capital was not registered in the National Court Register.

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS

2.1 External factors

2.1.1 Macroeconomic factors

Economic growth. In 2007, the rate of economic growth by far surpassed that reported in the preceding year, and was the highest in the last 10 years. According to preliminary estimates, in 2007 the gross domestic product was by 6.5% higher in real terms as compared to the preceding year.

Trade. In 2007, exports measured in current prices stood at PLN 383.9 billion, while imports at PLN 450.7 billion. As compared to 2006, exports grew by 11.7% and imports by 14.4%. The negative balance was at the level of PLN 56.2 billion (in 2006: minus PLN 50.3 billion).
Negative balance was reported in trade with developing countries and with the countries from Central and Eastern Europe. A positive balance of trade with developed countries is observed since the beginning of 2005.

Labour market. A gradual decrease of unemployment and growth of employment has been observed in Poland for the last few months. At the end of 2007, the unemployment rate stood at 11.4% (decrease in comparison with the corresponding period of 2006 by 3.4 p.p.). At the same time a growth of an average, gross minimal monthly remuneration in the companies sector was observed. It amounted to PLN 3,246 by the end of December 2007 and was by 7% higher than in the corresponding period of 2006.

Foreign investment in Poland. Strong growth of foreign investment in Poland has been observed for a long time. The annual growth is clear despite the fact that in some quarters declared investment amounts are lower. It is caused by a character of investment processes which sometimes take a few months between an investment decision and actual commencement of a project.

Currency exchange rates. EUR/PLN and USD/PLN exchange rates have significant impact on sales income from hotel services, incoming foreign tourism and Rent a Car segment. According to NBP, the average EUR/PLN exchange rate in 2007 amounted to 3.7829 and was lower than the average EUR/PLN exchange rate in 2006 by 2.9%. The average USD/PLN exchange rate in 2007 amounted to 2.7667 and was lower from the average USD/PLN exchange rate in 2006 by as much as 10.8%. Decline of EUR/PLN exchange rates has a negative impact on sales of hotel services. At the same time lower EUR/PLN and USD/PLN exchange rate can increase sales in outgoing foreign tourism sector.

Average annual price growth. In December 2007 consumer prices grew by 4.0% in comparison with December 2006. In 2007, the average growth in consumer prices stood at 2.5%. The inflationary pressure is closely controlled by the Monetary Policy Council (RPP). In 2007 RPP increased interest rate four times, each time by 0.25 p.p. Strong PLN and increasing competition on some labour market are among factors which slow down inflation.

2.1.2 Market Trends

Foreign incoming traffic. In 2007, 66.2 million arrivals of foreigners were reported (by 1.7% more as compared to 2006), of which the tourist traffic was estimated at approx. 15.0 million arrivals (decline by 4.5% against the year 2006). The following chart presents the structure of tourist arrivals:

Tourist arrivals during years 2006 and 2007 (data in thousands)


1 285
1 880
2 365
4 700
5 440
1 290
1 905
2 495
4 030
5 270
The rest of the world - no change
New EU member states - growth by 1%
EU 15 (without Germany) - growth by 5.5%
Russia, Ukraine, Byelorussia - decline by 14%
Germany - decline by 3%
in 2006 15.7 mln
in 2007 15.0 mln

Source: estimates by the Institute of Tourism

** The volume of foreign incoming tourist traffic is estimated based on independent measurement of the tourist traffic at border points by the surveyors of the Institute of Tourism. Beginning from the year 2007, the traffic is estimated according to new measurement methods.*

The analysis of changes in the whole incoming traffic (tourist and business) throughout 2007 according to country of origin indicates an upward trend. A considerable growth (by over 25%) of arrivals from Portugal, Ireland, Luxembourg, Belgium, Norway, Estonia and Spain was reported. Growth of foreign incoming traffic at the level of 10%-25% was reported in case of Latvia, Switzerland, Italy, Turkey and Denmark; the number of arrivals from Germany grew by 2.4% while arrivals from other EU 15 Member States increased by 12.0%. The number of tourists visiting Poland from Cyprus, Malta, Greece, the United States and the Netherlands declined.

Foreign outgoing traffic. In 2007, the reported number of Poles travelling abroad stood at 47.6 million (by 6.5% more than in the corresponding period of 2006).

Projected tourist traffic. According to the projections of the Institute of Tourism, the average annual growth in the number of incoming tourist traffic to Poland will rise from 15.7 million in 2007 up to approx. 19 million in the years 2012-2013, which translates into an average annual growth dynamics of incoming tourist traffic by 2.7% throughout 2006-2013. We should expect a continued high rate of growth in incoming traffic from non-neighbouring EU-15 Member States, North America and other overseas countries (by 7-9% annually). A lesser growth in the number of foreign incoming traffic should be expected in the case of arrivals from Germany and countries of Eastern Europe.

(all amounts are in PLN thousand, unless stated otherwise)

Hotel services market

Chart 5. Market share of hotels of the Orbis Hotel Group*


80%
60%
40%
20%
0%
42% 41%
31% 29%
43% 41%
42% 42%
60% 53%
45% 41%
43% 46%
12% 12%
Warszawa
Kraków
Katowice
Trójmiasto
Poznań
Wrocław
Szczecin
Wilno
I - XII 2006
I - XII 2007

* *Total of hotels of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon, including hotels operated under the management contract.*

Warsaw market

Two new hotels have been opened on the Warsaw market in 2007, i.e. a five-star Hilton Hotel (314 rooms) at the junction of Wronia and Grzybowska street and a four-star Holiday Inn (150 rooms) in Józefów near Warsaw. At the same time, the Orbis Hotel Group closed down the Grand Hotel (355 rooms) for renovation and the Vera Hotel (161 rooms), to be replaced by newly built Ibis and Etap hotels. The market share of hotels of the Orbis Hotel Group as at the end of 2007 totalled 41.2%.

The System hotel network, Qubus, Vienna International Hotels & Resorts and the Orco Group plan to invest in the Warsaw market during the forthcoming two years.

Kraków market

In 2007, three new competitive hotels have been opened on the Krakow market: four-star Andel's Hotel (159 rooms) belonging to Vienna International Hotels & Resorts, three-star Major hotel (45 rooms) and three-star Ascot hotel (49 rooms). The market share of hotels of the Orbis Hotel Group as at the end of 2007 totalled 28.7%.

Plans for 2008 provide for the opening of one Orbis Group hotel, i.e. a one-star Etap hotel (124 rooms) near Novotel Bronowice and six competitive hotels. The following hotel chains have announced their intention to enter the market during the years 2008-2009: Hilton Garden Inn, Best Western Premium, Park Inn Rezidor SAS and Vienna International Hotels & Resorts.

Tri-City (Gdańsk, Sopot, Gdynia) market

In 2007, four small hotels totalling jointly 186 rooms have been opened on the Tri-City market, including, amongst others: the Villa Aqua in Sopot, three-star Blick Hotel in Gdynia and two-star Oliwski Hotel in Gdańsk. The market share of hotels of the Orbis Hotel Group on this market as at the end of 2007 totalled 41.7%.

Plans for 2008 provide for the opening of four competitive hotels on this market, i.e. the Sheraton Hotel in Sopot, the Radisson SAS in Gdańsk and two smaller hotels in Gdańsk belonging to private investors (approx. 390 rooms in aggregate). Plans for 2009 envisage openings of three successive hotels: Qubus, Hotton and a hotel adjoining the Oliwia Sports Hall in Gdańsk (approx. 200 rooms altogether).

Poznań market

In 2007, one new competitive hotel was opened on the Poznań market, i.e. a four-star Andersia Tower IBB Hotel (171 rooms). The market share of hotels of the Orbis Hotel Group on this market as at the end of 2007 totalled 53.3%.

Plans for 2008 provide for the opening of two competitive hotels on this market, i.e. Stary Browar boutique hotel and NH Hotels Group hotel (approx. 110 rooms altogether). At the same time, works on the construction of three new hotels, i.e. the Hilton Garden Inn, Radisson SAS and Andel's (approx. 580 rooms in aggregate) are pending.

(all amounts are in PLN thousand, unless stated otherwise)

Wrocław market

In 2007, one new competitive hotel was opened on the Wrocław market, i.e. a three-star System hotel (107 rooms). The market share of hotels of the Orbis Hotel Group on this market as at the end of 2007 totalled 41.0%.

Plans for the beginning of the year 2009 provide for the opening of two Orbis Group hotels on this market, i.e., one-star Etap hotel (107 rooms) near the Novotel and one-star Etap hotel (120 rooms) at Lotnicza street. opening of two competitive hotels was scheduled for the years 2008-2009: a hotel at Krawiecka street and the Hilton Hotel (approx. 410 rooms in aggregate). Moreover, the Best Western carries out enlargement works adding new rooms and conference halls.

Katowice market

In 2007, one new competitive hotel opened on the Katowice market (also including Sosnowiec and Zabrze): three-star Park Diament hotel (98 rooms). The market share of hotels of the Orbis Hotel Group as at the end of 2007 totalled 41%.

Plans for 2008 provide for the opening of one Orbis Group hotel, i.e. a one-star Etap (126 rooms) near the Novotel and two competitive hotels of the System network and Vienna International Hotels & Resorts network (approx. 380 rooms in aggregate). At the same time, works on the construction of a four-star hotel (200 rooms) at Sokolska street are continuing.

Szczecin market

In 2007, one new competitive hotel opened on the Szczecin market, i.e. two-star Fokus hotel (120 rooms). At the same time, the Arkona hotel (62 rooms) belonging to Orbis has been closed. The market share of hotels of the Orbis Hotel Group as at the end of 2007 totalled 45.7%.

There is no information concerning scheduled openings of new hotels on this market in the nearest future.

Vilnius, Lithuania

The market share of the Novotel hotel in Vilnius as at the end of 2007 totalled 11.5%. The scheduled opening of the Kempiński hotel (107 rooms) was postponed to spring of 2008.

Travel agent's market. In 2007 operations of the PBP group focused on three main 3 segments:

- foreign outgoing traffic
- foreign incoming traffic
- travel services.

Foreign outgoing traffic. An air-tour market reported a very strong growth in 2007 including, in particular, charter tours to Mediterranean countries. It is estimated that growth of the charter market amounted to approximately 20-25%. Tour-operators providing mass, economic offer such as Triada, Itaka, Ecco Holiday and Rainbow Tours became market leaders. Also a position of Orbis Travel's offer targeting less wealthy customers under the brand name Travel Time is strengthening in this sector. The market of charter tours is estimated at approximately 600 thousand beds. Orbis Travel with sale of approximately 41.5 thousand beds has a 6.9% market share.

Incoming foreign traffic. The following changes of trends and evolution of tourism service demand has been observed in the incoming tourism segment for a few years:

- Growing number and share of more frequent, shorter and cheaper trips;
- Intensification of shorter distance trips;
- Increasing market share of "3rd age" tourists;
- Search for original products, e.g., experiencing environment, active recreation, health-care and prophylactic tourism;
- Growing youth travel due to development of budget airlines;
- Growing business traffic to Poland.

Strengthening PLN versus other currencies in which incoming foreign trips are sold had a significant impact on the tourism market in 2007 (see pt. 2.1.1).

Travel agencies competing with Orbis Travel include: Mazurkas Travel, Fumel, Polish Travel, Janpol, Intercrac, Holiday Travel, Anpa, Varsovia Tours and hotels. Orbis Travel's share in the incoming foreign tourism market amounted to approximately 1% in 2007.

(all amounts are in PLN thousand, unless stated otherwise)

Travel services. Favourable economic conditions supported quantitative growth of sale of airline, sea ferry and rail road tickets in 2007. Only a decline in interest in coach tickets was reported. Coaches could not compete with budget airlines.

A business trip market is divided between five major players presented in the order of their estimated market share: Carlson Wagonlit Travel, American Express Travel Services, Orbis Travel, Hogg Robinson Group and BCD Travel.

Sale of ferry tickets in 2007 was higher than in 2006. Ferry lines, however, just like airlines, attempted to limit costs by decreasing commissions paid to agents and transferring sales to the Internet.

Sale of coach tickets declined in 2007. According to analysis, it was caused, among other factors, by a delayed effect of movement of a relatively large number of passengers to budget airlines and private cars.

Good economic conditions support growing railroad traffic. This trend is expected to be maintained. A change of PKP's policy indicated in 2007, i.e., saving costs by decreasing commissions paid to agents, was an unfavourable development for agents selling rail road tickets.

Expected trends and tendencies concerning travel agents include, but are not limited to, growing importance of Internet agencies, decreasing interest in coach travel due to strong competition of airlines, reservations made by foreign travel agents directly in hotels and organization of additional attractions by tour-leaders of foreign travel agencies.

Transport service market. In 2007 business operations of the Orbis Transport Group focused on a number of segments of transport services:

- International coach transport
- National and local coach transport
- Fleet management (CFM services)
- Short-term lease (Rent a Car)

International coach transport. The parent company of the Group (Orbis Transport Sp. z o.o.) is one of the segment's leaders in Poland.

Following growth in 2004/2005, coach transport sales were declining in 2006 and 2007 due to the end of the foreign outgoing travel book, which was observed after Poland joined the European Union. Anticipating decline of sale, which was unavoidable due to fast development of budget airlines, the company modified time schedules of particular lines and frequency of travel. The company performs current analysis of profitability of individual lines, therefore some lines were suspended.
The main external factors which have an impact on development of this form of business include: a growing number of new budget airlines, growing frequency of flights and an expanding competitors' offer.

National and local coach transport. In accordance with an adopted investment strategy of purchase of State-owned coach companies, the company Orbis Transport entered the local coach transport market. Potential capacity of two transport subsidiaries (PKS Tarnobrzeg and PKS Gdańsk) is also used to supplement international lines. Development of an offer by adding local lines will facilitate market expansion and diversification of international transport risk.

In coach transport, all calculations and plans are benchmarked against the ratio between the price of 1 litre of fuel oil and the price derived from 1 "car-kilometre". 2007 was another year of unstable fuel market with a price growth tendency with a significant impact on profitability of coach transport. Growth of prices of fuel is also expected in 2008 with an unfavourable impact on market margins.

The main external factors with impact on development of this business include: growing competition by small carriers, deficit of drivers resulting in strong remuneration pressure and declining number of passengers on local and long-distance lines.

Car Fleet Management (CFM). Orbis Transport is engaged in a long-term rental activities based on the Franchising Agreement executed with the company Hertz International under the trade name Hertz Lease.

Orbis Transport is one of the leading companies in the long-term car rental sector (full service leasing). A size of the company's feet and income were doubled over the last three years. In 2007 the fleet grew by 25%. It is a very good result in the context of the long-term rent sector which at the same time grew by approximately 17%. Orbis Transport is one of 10 most important long-term rent companies of approximately 40 companies operating in Poland. The ten leading companies manage approximately 65% of market assessed at approximately 70 thousand cars. The market share of the company amounts to over 3%.

(all amounts are in PLN thousand, unless stated otherwise)

The long-term rent segment indicates a stable growth of approximately 15% combined with a growing competition(including price competition directly resulting in slowly declining margins). The long-term rent services provided by Hertz Lease include financing of purchase of cars for customers and subsequent fleet management throughout a term of a contract. The basic services include, but are not limited to, financing of car purchases, technical services (periodic service, technical service and repairs) and tire services (purchase of tires, storage, season replacement).

In addition, as part of CFM services, Orbis Transport also manages fleets of cars owned by a customer. These services differ from long-term rent only by legal form of car ownership. These services do not involve financing by Hertz Lease. All other services individually agreed with a customer are included just like in full service leasing.

Large demand for CFM services is only limited by financial capacity of financing car purchases due to debt limits applicable to the Group.

Short-term rental (Rent a Car). Orbis Transport Sp. z o.o. is also engaged in short-term rental operations under the Franchising Agreement with the company Hertz International Ltd.. It is a leading Rent a Car company in Poland. The short-term car rental market in Poland is stable. No significant changes were reported in 2007. According to the latest estimates, Orbis Transport Sp. z o.o. maintains 30% share of the business customer market. The biggest competitor, AVIS also is estimated at approximately 30%, and Europcar at 15%.

Very good economic conditions and completion of foreign investments commenced a few years ago maintained growth of demand for short-term rental services for business customers. Local conditions (fast growth of inflation rate), growing interest rates and unstable crude oil market necessitated cutting of costs. Cost cuts usually start with costs of business trips. The above trend started in the second half of 2007. Therefore (taking into account planned completion of a contract with Michelin) the rental growth at the end of the year amounted to 4.7% after an increase in the first half by 14%. It ought to be noted that the daily rental prices were increased for the first time in many years mitigating unfavourable impact of PLN/EUR exchange rate. Operating result for 2007 grew by 6.6% as a result of improved utilization of the fleet and strong cost control system.

Planned organization of EURO 2012 is a favourable factor which can increase income and improve profitability of Rent-A-Car operations due to growing investments in road infrastructure and growing foreign investment. A quality and density of roads similar to European standards supports selection of a leased car as means of transport.

A factor which has a negative impact on coach transport, i.e., development of budget airlines, has a positive impact on RaC operations. It is expected that short-term rental market in Poland will grow by at least 2% for the next few years as a result of foreign investments and development of budget airlines.

Games market. The amount taxable by the tax on games is used to measure a share of the casino and games parlors market. The share of Orbis Casino on the casinos market, estimated in accordance with the above definition, amounts to 25.78% and to 7.9% on the games parlors market.

2.1.3 Legal environment

The following acts of significance for business operations of Orbis S.A. came into force in 2007:

- the 2007 Budget Law of January 25, 2007 (Journal of Laws no. 15, item 90), including in particular Art. 14, 26, 33, 37, 38 thereof;

- the act of February 16, 2007 on protection of competition and consumers (Journal of Laws no. 50, item 331), which sets conditions for development and protection of competition and principles governing protection of entrepreneurs and consumers, in the public interest, as well as governs principles and mode of preventing practices limiting competition and violating consumer interests, and concentrations of entrepreneurs and their unions designed to prevent competition, if these practices or concentrations have or may have impact in Poland;

- the act of September 19, 2007 amending the Construction Law (Journal of Laws no. 191, item 1373) (with regard to power characteristics certificate of buildings, premises),

- the act of January 26, amending the currency law and other acts (Journal of Laws no. 61, item 410), - the act of May 9, 2007 amending the Code of Civil Proceedings and some other acts (Journal of Laws no. 121, item 831),

- the act of August 24, 2007 amending the Labour Code and some other acts (Journal of Laws no. 181, item 1288) (a chapter on employment in the form of tele-working was added to the Labor Code),

- the act of April 13, 2007 on National Labour Inspectorate (Journal of Laws no. 89, item 589),

- the act of June 15, 2007 amending the act on social insurance system and some other acts (Journal of Laws no. 115, item 792).

Other regulations issued in 2007:

- the Ordinance of the Chairmen of the Council of Ministers of November 16, 2007 on detailed scope of operations of the Minister of Sport and Tourism (Journal of Laws no. 216, item 1602) (in accordance with § 1 pt. 2 the Minister of Sport and Tourism manages the department of governmental administration: tourism),

- two Ordinances of the Minister of Finance of June 20, 2007 on authorization to issue tax law interpretations and on a form of application for interpretation of a tax law, and on method of payment for the application (Journal of Laws no. 112, item 770 and 771),

- the Ordinance of the Council of Ministers of December 24, 2007 on Polish Classification of Businesses (PKD). In accordance with § 1 of the Ordinance, Polish Classification of Businesses (PKD) constituting a schedule to the Ordinance was introduced to statistics, registers, documentation and accounting, and to official registers and information systems of public administration (Journal of Laws no. 251, item 1885).

2.2 Internal factors

2.2.1 Investment Program of the Orbis Group

In 2007, capital expenditure of **Orbis S.A.** on Property, plant and equipment amounted to **PLN 154,205 thousand** on hotel modernizations including replacement of furniture, FF&E, modernization of technical installations, including fire safety systems. Furthermore, preparations for the construction of subsequent economy hotels of the Etap and Ibis brands, purchases of tangible assets necessary for on-going operations and purchase of computer hardware and software are at an advanced stage.

Investment expenditures incurred by **Hekon-Hotele Ekonomiczne S.A.** in 2007 amounted to **PLN 3,201 thousand,** and were earmarked mainly for FF&E of Etaps, i.e. hotels that the company commenced to operate in the 2nd half of 2006, for buildings and structures, machinery and equipment and purchase of software.

Investment expenditures incurred by **the PBP Orbis Group** in 2007 amounted to **PLN 4,165 thousand** and were earmarked for purchase of IT hardware, costs of modernization of branches in Kraków, Tarnów and Poznań, and cost of refurbishment of branches in Białystok, Olsztyn, Lublin and Warsaw. In addition, the Group incurred investment expenditures on technical infrastructure, including IT (structural wiring, lines), telephone and hardware for a server-room and service rooms on every floor of the new seat of its Head Office.

Investment expenditures incurred by the **Orbis Transport Group** in 2007 amounted to **PLN 58,728 thousand** and were channelled primarily for purchase of vehicles for leases, following from highly advantageous market conditions and strong demand for CFM services, and expenditure on replacement of Rent a Car fleet, as well as purchase of new coaches to maintain an appropriate level of international transport services.

Investment expenditures incurred by **Orbis Kontrakty Sp. z o.o.** in 2007 amounted to **PLN 38 thousand** and were related to purchase of office furniture and computer hardware. Similar, small investment expenditures of approximately **PLN 7 thousand** were incurred by **UAB Hekon** in 2007.

Investment expenditures incurred by **Orbis Casino Sp. z o.o.** amounted to **PLN 10 601 thousand** and were primarily earmarked for purchase of new slot machines and games devices as well as on opening of a new casino in Bydgoszcz. Such activities are significant owing to the necessity to maintain position on the market of casinos and games parlors.

Table 12 Major areas of Investment expenditures in the Group

Entity	PLN thousand
Parent entity	
Orbis S.A.	154,205
Subsidiary	
Hekon-Hotele Ekonomiczne S.A.	3,201
PBP Orbis Group	4,165
Orbis Transport Group	58,728
Orbis Kontrakty Sp. z o.o.	38
UAB Hekon	7
Affiliate	
Orbis Casino Sp. z o.o.	10,601
TOTAL	**230,945**

(all amounts are in PLN thousand, unless stated otherwise)

2.2.2 Strategy of the Orbis Hotel Group

In 2007, the Management Board of Orbis S.A. continued to pursue the strategy in accordance with the assumptions presented in the Strategy of the Orbis Hotel Group for 2005-2009 (current report No. 10/2005) and its up-dated version presented in June 2007 (current report No. 14/2007) covering the years 2007-2011.

The main assumptions of the Orbis Hotel Group Development Strategy for years 2007-2011 include:

- introduction of the Etap brand on the Polish market,
- continued development of the successful Ibis brand,
- modernization of some of Orbis hotels, including adaptation to the standards of Accor group brands.

The following investment tasks were carried out in 2007 as part of strategy implementation:

Construction of hotels or conversion into hotels of new brands

According to the new strategy of development, the process of preparations for the construction of Etap and Ibis as well as Novotel and Mercure economy brand hotels, intended to last for a few years, is currently underway.

The most advanced project is the construction of an ETAP hotel in Kraków with 120 rooms, which will probably open to accept first guests in May 2008. Another Etap in Katowice, offering 124 rooms will be opened for operation in June 2008. The works on the construction of 2 Etaps in Wroclaw have started.

Furthermore, intensive preparations for the construction of over a dozen new hotels, e.g. in Gdynia, Kielce, Toruń, Warsaw and Płock are underway. For this purpose expert evaluations, opinions and technical documentation are being prepared, and steps aimed at obtaining appropriate permits have been taken, etc.

The Company is committed to negotiations on purchase of several plots of land for the construction of new hotels and new hotel development projects are being prepared based on plots of land owned by the Group in a few cities in Poland.

Major modernization of existing hotels

- Continuation of comprehensive rebuilding of the "Grand" Hotel in Warsaw. The modernization program covered the enlargement of the rooms (which means reducing their number), technical innovation and change of their interior design, new arrangement of the hall, the food and beverage section and the technical unit, as well as the adjustment of the hotel to the needs of disabled persons.

- The finalization of the investment process and the opening the hotel for operation will be speeded up and it will take place at the turn of April and May 2008. At the same time, the decision was made that after the thorough upgrading, the hotel will operate under the Mercure brand.

- Finalization of the first phase on 3 top floors with living area and commencement of the next, second phase of modernization of the "Mercure Hevelius" in Gdansk. The scope of works covers, inter alia, modernization of the remaining rooms, replacement of fire safety installations and adjustment of the entire hotel to the guidelines in the area of safety, TV and internet installations, installation of air-conditioning in rooms, the replacement of the furnishings and fittings. The work will be finalized in June 2008. The last, 3rd phase of the modernization works will cover the arrangement and redevelopment of publicly accessible areas, which will be performed in the period from October 2008 till May 2009. Despite a very extensive scope of works, the Hotel has not been closed down.

- At the "Skalny" hotel in Karpacz, 41 rooms were modernized and renovated and installations, entrance doors, bathroom facilities, furniture and furnishings in the hotel rooms were replaced. The scope of works includes replacement of elevators, TV and telephone installations.
  As regards the facade, modernization of the main entrance and the roofing, the necessary working documents have been prepared and the 1st phase of works has been completed. The works have been intensified in March 2008 (2nd phase).

In the case of the remaining hotels the investment expenditure was spent on modernization to a smaller extent, however, they were required for proper functioning of the hotel, safety and comfort of guests and purchase of fixed assets, including hardware and software.

Other operations

In order to ensure proper current financing of large-scale investments in accordance with the strategy assumptions, on December 13, 2007 an agreement for sale of the property and the furnishings of Hotel Grand in Łódź was concluded,

(all amounts are in PLN thousand, unless stated otherwise)

i.e. the sale of the right of perpetual usufruct of land, the property right of the building erected on the land and the furnishings of the building. Orbis will be the lessee of Hotel Grand for a period of two years in order to continue hotel operation there. In addition, on December 20, 2007 a contract of exchange was concluded, under which Orbis S.A. sold the right of perpetual usufruct of lands and the property right of Hotel Silesia and purchased the right of perpetual usufruct of a vacant plot in Krakow.

2.2.3 Employment and payroll and related expenses

Orbis S.A.

Employment in Orbis S.A. as at the end of December 2007 amounted to 3,374 full time jobs and was by 13.3% lower than in 2006. In 2007 the average employment level in Orbis S.A. amounted to 3,515.9 jobs and was lower than in 2006 by 12.5%, which is a result of closing of the hotels: Petropol, Arkona, Kosmos, Grand Warszawa and Vera and reduction of employment in connection with regionalization of finance and accounting, HR&payroll, IT, sales and technical services. The rate of decrease in employment in support services groups is faster than in the room and catering departments. Significant staff reduction in commercial activities was related to transfer of mini-bars to the catering department. Support services are replaced by external services.

The ratio of employment per one room available in hotel branches declined from 0.40 to 0.36.

Table 13 The average employment in Orbis S.A. (in full time jobs)

	2007	2006	% change
I. Hotel services /1. to 5./ Head Office	2,512.3	2,783.0	-9.7%
1. Room department	987.6	1,044.5	-5.4%
2. Catering department	1,472.2	1,649.2	-10.7%
3. Miscellaneous services	38.4	48.9	-21.5%
4. Support services	11.8	35.1	-66.4%
5. Commercial activities	2.3	5.3	-56.6%
II. General administration and management	582.9	678.5	-14.1%
III. Property operation and maintenance	216.8	343.9	-37.0%
IV. Marketing	203.9	210.7	-3.2%
TOTAL:	**3,515.9**	**4,016.1**	**-12.5%**

Costs of termination benefits and compensations related to employment restructuring amounted to PLN 11.4 million in 2007. This amount includes a provision of PLN 5.4 million, which was set up in 2006 for the costs resulting from continuation of the restructuring program. The remaining amount of PLN 6.0 million encumbered income statement of the company.

Costs of employment benefits increased from PLN 188,552 thousand to PLN 206,877 thousand, i.e. by 9.7%. Payroll&related expenses amounted to PLN 152,860 thousand and were higher by 5.5% than in 2006. The average salary in Orbis S.A. amounting to PLN 3,637 was higher by 18.1% than in 2006.

The average employment in 2007 in **Hekon-Hotele Ekonomiczne S.A.** amounted to 486 full time jobs and was higher by 8.2% than in 2006. Employment benefits costs amounted to PLN 24,365 thousand in 2007 (increase by 4.5% in comparison with 2006).

The average employment in 2007 in **the PBP Orbis Group** amounted to 549.5 full time jobs. Employment benefit costs amounted to PLN 36,129 thousand in 2007 (increase by 15.0% in comparison with 2006).

The average employment in 2007 in **the Orbis Transport Group** amounted to 894 full time jobs. Employment benefit costs amounted to PLN 37,244 thousand in 2007 (increase by 9.5% in comparison with 2006).

The average employment in 2007 in **Orbis Kontrakty Sp. z o.o.** amounted to 3.25 full time jobs. Employment benefit costs amounted to PLN 777 thousand in 2007 (increase by 13.9% in comparison with 2006).

The average employment in 2007 in **UAB Hekon** amounted to 30 full time jobs. Employment benefit costs amounted to PLN 2,554 thousand in 2007 (increase by 5.5 % in comparison with 2006).

The average employment in 2007 in **Orbis Casino Sp. z o.o.** amounted to 682 full time jobs. Employment benefit costs amounted to PLN 26,152 thousand in 2007 (increase by 8.8% in comparison with 2006).

(all amounts are in PLN thousand, unless stated otherwise)

2.2.4 Corporate matters

Dividend distribution

Orbis S.A.

The Ordinary General Meeting of Shareholders of Orbis S.A. held on June 28, 2007, adopted resolutions concerning, among others: approval of the Directors' Report on the Operations of Orbis S.A., approval of the financial statements of Orbis S.A., distribution of net profit for 2006, appropriating PLN 15.7 million, i.e. PLN 0.34 per share, for the dividend, approval of the annual consolidated financial statements of the Orbis Group, and granting a vote of approval to members of the Management Board and the Supervisory Board in respect of performance of their duties in 2006. Full texts of resolutions are available on the Company's website at: www.orbis.pl. The dividend was paid to shareholders of Orbis S.A. on August 17, 2007.

Orbis Kontrakty Sp. z o.o.

The Ordinary Meeting of the company held on May 29, 2007 adopted a the resolution no. 4, by which it approved payment of the following dividend:

- PLN 5,081 thousand to Orbis S.A., credited to a bank account of Orbis S.A. in June 2007,
- PLN 1,270 thousand to Hekon-Hotele Ekonomiczne S.A. credited to a bank account of Hekon in June and July 2007.

Hekon-Hotele Ekonomiczne S.A.

The General Meeting of Shareholders held on June 26, 2007 approved payment of the dividend for the year ended December 31, 2006 in the amount of PLN 32,984 thousand to Orbis S.A. The dividend was paid in July 2007.

Change of managing persons

Orbis S.A.

Mr. Alain Billy, Member of Management Board of Orbis S.A., retired from his function in Orbis S.A. Management Board as of June 30, 2007, by a letter dated June 29, 2007.

By a resolution dated September 12, 2007, concerning appointment of a Member of the Management Board, the Orbis S.A. Supervisory Board appointed Mr. Marcin Szewczykowski as Member of Orbis S.A. Management Board as of September 12, 2007.

Hekon-Hotele Ekonomiczne S.A.

Mr. Alain Billy, Member of Management Board of Hekon-Hotele Ekonomiczne S.A., retired from his function in Hekon-Hotele Ekonomiczne S.A. Management Board as of June 26, 2007, by a letter dated June 26, 2007.

Orbis Kontrakty Sp. z o.o.

Mr. Alain Billy, Member of Management Board of Orbis Kontrakty Sp. z o.o., retired from his function in Orbis Kontrakty Sp. z o.o. Management Board as of June 30, 2007, by a letter dated June 29, 2007.

Mr. Ireneusz Węgłowski was appointed as Member of Management Board of Orbis Kontrakty Sp. z o.o. as of July 2, 2007.

PBP Orbis Sp. z o.o.

On January 31, 2007, President of the Management Board of PBP Orbis Sp. z o.o., Mr. J. Grzegorz Prądzyński , submitted resignation of his function. In the period April 1, 2007 – November 21, 2007, Mrs. Małgorzata Miazek served the function of President of the Management Board of PBP Orbis Sp. z o.o.

On June 25, 2007 the Supervisory Board of PBP Orbis Sp. z o.o. dismissed Mr. Piotr Gliński from his function as a member of the Board of the company. Mrs. Marta Kuniszyk was appointed as Member of PBP Orbis Sp. z o.o. Management Board as of September 17, 2007.

On November 21, 2007 the Supervisory Board of PBP Orbis Sp. z o.o. appointed Mr. Andrzej Studnicki President of the Management Board of PBP Orbis Sp. z o.o. Mr. Paweł Lewandowski and Mr. Paweł Szczepański were appointed as the new members of the Board of the company the same day.

Orbis Transport Sp. z o.o.

Mrs. Paulina Mazurkiewicz-Kurek was appointed as Member of Management Board of Orbis Transport Sp. z o.o. as of August 21, 2007.

Appointment of a licensed auditor

In 2007, financial statements of Orbis S.A. and the Orbis Group are audited by PricewaterhouseCoopers. This is the third year of our cooperation as the Supervisory Board selected the company providing the services of a certified auditor in 2005, and entrusted this company with the audit of the financial statements for 2005-2007.

Corporate Governance Declaration

The Company published its corporate governance declaration in its current report No. 7/2007. The Company notified permanent non-compliance with certain rules of the "Code of Best Practices for WSE Listed Companies" in its current report No. 4/2008. Both reports are available on the Company's website at: www.orbis.pl.

New Statutes

The Company informed, about the receipt, on December 27, 2007, of the decision issued by the District Court for the capital city of Warsaw, XII Commercial Division, National Court Register [KRS], abut the registration, on December 13, 2007, of the Orbis S.A. Statutes with amended § 13, § 20, § 29, § 31, adopted by the Extraordinary General Shareholders' Meeting of Orbis S.A. on November 20, 2007, (Notary's Deed no. Rep. A 5164/2007). The consolidated text of the new Statutes is available on the Company's website at: www.orbis.pl.

3. FINANCIAL RESULTS OF THE ORBIS GROUP

3.1 Income statement

Table 14 Income statement of the Orbis Group

in PLN thousand	2007	2006	% change
Net sales of products, merchandise and raw materials	1 164 361	1 064 510	9,4%
*% share in total revenues **	**91,54%**	**94,36%**	
Cost of services, products, merchandise and raw materials sold	(841 658)	(784 625)	7,3%
Distribution & marketing expenses	(61 709)	(61 749)	-0,1%
Overhead & administrative expenses	(169 256)	(157 633)	7,4%
of which:			
- depreciation & amortization	(153 541)	(152 743)	0,5%
- staff costs	(307 946)	(280 410)	9,8%
- outsourced services	(355 690)	(358 899)	-0,9%
*% share in total costs***	**97,05%**	**96,14%**	
Other operating income	107 614	63 481	69,5%
Other operating expenses	(16 303)	(23 237)	-29,8%
Adjusted value of non-financial PP&E	26 041	27 041	-3,7%
Operating profit (loss) - EBIT	**209 090**	**127 788**	**63,6%**
Finance income	51	106	-51,9%
Finance costs	(16 281)	(17 083)	-4,7%
Share in net profits of subsidiares, affiliates and associated companies	78	2 769	-97,2%
Profit (loss) before tax	**192 938**	**113 580**	**69,9%**
Income tax	(38 819)	(24 692)	57,2%
Loss from discontinued operations	0	0	
Net profit (loss)	**154 119**	**88 888**	**73,4%**
EBIT margin (EBIT/Revenues)	18,0%	12,0%	6,0pp
EBITDA	**362 631**	**280 531**	**29,3%**
EBITDA margin (EBITDA/Revenues)	31,1%	26,4%	4,7pp

* *Total revenues are understood as the sum of sales, other operating income and finance income.*
** *Total costs are understood as the sum of costs of services, products, merchandise and raw materials sold, distribution and marketing expenses, overhead and administrative expenses, other operating expenses and finance costs.*

(all amounts are in PLN thousand, unless stated otherwise)

Sales of the Orbis Group amounted to PLN **1,164,361 thousand**, and grew by **9.4%** in comparison with 2006.

Due to size of its operations, **the Orbis Hotel Group** has the biggest impact on sales of the Group. Despite the fact that a number of rooms decreased due to temporary closing for modemization, liquidation or sale of a few hotels, the Hotel Group generated very good results thanks to favourable economic conditions and as an effect of reorganization and improved efficiency.

Sales of **the Orbis Transport Group** grew in 2007 in comparison with 2006. Decline of revenues from coach transport was compensated by growing lease operations. Sale of a real property by PKS Gdańsk had a significant impact on operating results of the Group.

Also **the PBP Orbis Group** recorded an increase of sales in 2007 in comparison with 2006, primarily due to larger sale of outgoing foreign tourism and local tourism. There was a minor decline of sales from incoming tourism.

Cost of services, products, merchandise and raw materials sold of the Group was higher in 2007 in comparison with the corresponding period of 2006. Its growth rate, however, is clearly lower than growth rate of sales.

Distribution and marketing expenses after 12 months of 2007 were on a similar level as in 2006.

In 2007 **overheads and administrative expenses** were growing in comparison with 2006. This result is primarily attributed to higher costs of operating regions, which operate in Orbis S.A. since the second half of 2006. Additional services were transferred to the regions in 2007, i.e., IT, HR&payroll, technical services. In addition, growth of this group of expenses was also caused by increase of remuneration expenses in the Group.

Other operating income of the Group grew significantly in 2007 in comparison with 2006. Other operating income consists, among other items, of profit on sale of non-financial PP&E by Orbis S.A. and the Orbis Transport Group. Growth of this item indicated by Orbis S.A. was caused by profit on sale of two hotels: the Grand Hotel in Łódź and Silesia Hotel in Katowice, sale of shared title to land and building of the hotel Pod Orlem in Bydgoszcz and sale of shares of an associate. The Orbis Transport Group generated profit on sale of a real property held by PKS Gdańsk Sp. z o.o.

Decrease of **other operating expenses** in 2007 in comparison with 2006 was attributed primarily to lower employment restructuring the costs of the company Orbis S.A.

Major growth of sales and other operating income combined with minor increase of expenses allowed the Orbis Group to generate the **operating profit (EBIT)** in 2007 of **PLN 209,090 thousand**.

Finance income of the Group decreased in 2007 in comparison with 2006, but since value of the item in both periods was minor, it did not have any significant impact on results of the Group.

Finance costs of the Group primarily consisting of interest on borrowings, decreased slightly in 2007 in comparison with 2006.

Due to the above factors, the Group generated **net profit of PLN 154,119 thousand** in 12 months of the current year.

Table 15 Financial result of members of the Orbis Group

in PLN thousand	2007	2006	% change	2007	2006	% change
	Orbis S.A.			Hekon-Hotele Ekonomiczne S.A.		
Net sales	637 924	590 011	8,1%	131 785	117 302	12,3%
EBITDA	280 113	204 761	36,8%	61 799	53 885	14,7%
EBIT	168 322	94 968	77,2%	52 371	44 318	18,2%
Net profit	**125 317**	**63 095**	**98,6%**	**42 212**	**35 852**	**17,7%**
	UAB Hekon			Orbis Kontrakty		
Net sales	12 583	12 182	3,3%	10 963	9 560	14,7%
EBITDA	1 727	1 785	-3,2%	10 162	8 707	16,7%
EBIT	408	423	-3,5%	10 150	8 695	16,7%
Net profit	**(143)**	**181**	**-**	**8 219**	**7 056**	**16,5%**
	Grupa Kapitałowa PBP Orbis			Grupa Kapitałowa Orbis Transport		
Net sales	240 163	214 460	12,0%	176 154	166 270	5,9%
EBITDA	(4 576)	4 493	-	62 637	37 816	65,6%
EBIT	(7 198)	1 631	-	34 203	8 658	295,0%
Net profit	**(7 601)**	**934**	**-**	**25 468**	**1 928**	**1221,0%**

3.2 Operating results of leading companies from the Group

Financial results of the Group and its companies are an outcome of their operating results. Below we present Basic operating indices of individual companies of the Group along with comments.

3.2.1 Orbis S.A.

Operating results from the hotel business have the biggest impact on results of Orbis S.A. Orbis S.A. hotels reported growth of the number of rooms sold by 1.6% in 2007 despite smaller number of available rooms than in 2006. The occupancy rate amounted to 52.5% (by 2.9 p.p. more than in 2006). The Average Room Rate (ARR) grew by 9.3% and amounted to PLN 225.3. RevPAR, i.e., the Revenue Per Available Room, amounted to PLN 118.4 (increase by 15.6%). These results, among others come from good economic conditions in Poland and application of a dynamic rate policy by hotels.
Business customers (66.8%) had a larger share in the guest structure than tourists. A share of Polish guests increased by 2.2 p.p. and it amounted to 41.0% of the total number of room-nights. Foreigners accounted for 59.0% of the total number of guests.

Table 16 Operating results of Orbis S.A. hotels

Orbis S.A.

	I-XII 2007	I-XII 2006	change in % / p.p.
number of rooms	8 396	9 117	-7,9%
number of roomnights sold	1 711 585	1 684 873	1,6%
% structure of roomnights sold			
Poles	41,0%	38,8%	2,2pt%
foreigners	59,0%	61,2%	-2,2pt%
business clients	66,8%	63,6%	3,2pt%
tourists	33,2%	36,4%	-3,2pt%
occupancy rate	52,5%	49,6%	2,9pt%
Average Room Rate (ARR) in PLN	225,3	206,2	9,3%
Revenue per Available Room (REVPAR) in PLN	118,4	102,4	15,6%
Gross operating profit (GOP) in PLN thousand	259 570,5	230 403,9	12,7%
Grossoperating profit (GOP) in % gross	41,7%	39,8%	1,9pt%

(all amounts are in PLN thousand, unless stated otherwise)

During the analyzed period, **the operating income from the hotel business** (including above all revenues from sale of hotel rooms, food and beverage, leisure, services of the business centre, telecommunications, laundry, rentals and conference rooms) totalled PLN 623.2 million and were higher than in 2006. In terms of individual departments, income dynamics was as follows: room department – growth by 11.0%, food and beverage – growth by 3.7%, other revenues– decline by 1. 7% and telecommunications – decline by 24.7%.

Chart 6. Structure of operating income in Orbis S.A. hotels


33,9%
5,8%
0,3%
60,0%
room department
food&beverage department
other income
telecommunications

The highest growth in income was achieved by hotels of the Tri-City market (increase by 30.2%), followed by the hotels of the Katowice (by 17.7%), Wrocław (by 16.4%), Warsaw (by 10.9%) and Kraków (by 4.9%) markets. Hotels operating on the Poznań and Szczecin market reported a decline in sales (by 3.9% and by 5.4% respectively).

Operating expenses in the hotel department (comprising expenses of the above-mentioned subcomponents of the operating income) in the period January - December 2007 amounted to PLN 232.1 million and were by 9.1% higher than the figure reported last year. As regards individual departments, the expenses dynamics was as follows: room department – growth by 14.8%, catering department - growth by 6.4%, other costs - growth by 3.1%, and telecommunications - decrease by 6.9%. The gross ratio of room department expenses to the GOP increased by 0.7% point and stood at 22.3%. On the other hand, the efficiency of the catering department slightly deteriorated by 1.6 percentage point and amounted to 64.9%. The gross ratio is calculated as a share of expenses to revenues under the given segment.

During the period under analysis, the **undistributed expenses** (including the costs of administration and management, property operation and maintenance, energy and marketing expenses) were at the level of PLN 131.5 million, i.e. by 3.0% lower than last year, as a result of a significant decline in the costs of administration and management (drop by 5.1%) and property operation and maintenance (drop by 4.4%).

In 2007, Orbis S.A. hotels generated **gross operating profit (GOP)** (it is a result calculated by deducting of undistributed expenses and operating costs from operating income) of PLN 259.6 million, which translates into a growth by 12.7% as compared to 2006. The gross % index for GOP (calculated as GOP's share of the total operating income) went up by 1.9 % points to reach 41.7%, confirming further improvement in the efficiency of hotels' operating activity.

The highest growth in the GOP was generated by the hotels operating on the Tri-city market (growth by 46.7%), followed by the hotels of the Katowice market (up by 38.6%), Warsaw agglomeration (up by 15.5%) and Wrocław (up by 15.3%). GOP decline was reported by hotels in Kraków (down by 0.8%), Poznań (down by 3.9%) and Szczecin (down by 4.1%).

3.2.2 Hekon-Hotele Ekonomiczne S.A.

In 2007, the company reported a growth in the number of rooms sold (by 18.2%) combined with a drop in occupancy rate (by 2.0 p.p.) as compared to 2006. Poland's presence in EU structures, easier and faster cross-border traffic and incessant dynamic development of low-fare airlines resulted in an increased number of visitors in Poland. High quality of hotel services, confirmed by international polls and ISO 9001 certification, is an essential factor allowing to generate such a good result.

The Average Room Rate declined to PLN 207.1 in 2007 against PLN 210.3 in year 2006. It was caused by adding Etap hotels to the company business in late 2006 and early 2007. The gross operating profit (GOP) increased by 14,6%, the GOP/total operating income ratio reached the level of 57,8%.

As for the guest structure, similarly to the preceding periods, business stays outweigh tourist stays, while in terms of country of origin of the guests, Poles outnumber foreigners in 2007.

Table 17 Operating results of Hekon-Hotele Ekonomiczne S.A.

Hekon-Hotele Ekonomiczne S.A.

	I-XII 2007	I-XII 2006	change in % / p.p.
number of rooms	1 889	1 713	10,3%
number of roomnights sold	463 758	392 354	18,2%
% structure of roomnights sold			
Poles	52,4%	43,0%	9,4pt%
foreigners	47,6%	57,0%	-9,4pt%
business clients	60,3%	53,7%	6,6pt%
tourists	39,7%	46,3%	-6,6pt%
occupancy rate	67,4%	69,4%	-2,0pt%
Average Room Rate (ARR) in PLN	207,1	210,3	-1,5%
Revenue per Available Room (REVPAR) in PLN	139,6	145,8	-4,3%
Gross operating profit (GOP) in PLN thousand	74 603,0	65 124,0	14,6%
Grossoperating profit (GOP) in % gross	57,8%	57,6%	0,2pt%

3.2.3 UAB Hekon

The company UAB Hekon runs the Novotel Vilnius hotel in Vilnius, Lithuania, which is the first hotel of the Orbis Hotel Group abroad.

All ratios grew during 12 months of 2007 in comparison with the corresponding period of 2006, i.e., the occupancy rate increased by 3.0 p.p., and the Revenue Per Available Room (RevPAR) grew by as much as 10.7% yoy due to increase of a number of rooms sold by 5.5% yoy combined with Average Room Rate (ARR) growing by 4.9% yoy.

3.2.4 PBP Orbis Group

Throughout 2007 PBP Orbis Group recorded a growing number of clients of local tourisms and foreign outgoing tours. A number of foreign tourists in the incoming tourism segment did not change significantly. Development of budget airlines resulted in decline in sale of coach and railway tickets as well as growth of sales of airline tickets. The total number of clients of Orbis Travel slightly decreased in 2007 forcing the company to intensify sales support activities. In 2007, a new Orbis Travel office in Rzeszów was opened, and a Orbis Travel office at Warsaw airport was closed.

Table 18 Industry ratios

PBP Orbis Group

	I-XII 2007	I-XII 2006	change in %
number of clients using services of PBP Orbis	1 132 004	1 175 196	-3,7%
number of participants of foreign trips purchased in PBP Orbis	70 519	60 636	16,3%
number of foreign tourists who visited Poland with PBP Orbis	79 035	79 273	-0,3%
number of local trips purchased in PBP Orbis	51 610	49 372	4,5%

3.2.5 Orbis Transport Group

In case of the Orbis Transport Group, a slight increase in the number of transported passengers was reported in 2007 as compared to the preceding year. The total number of covered kilometres decreased due to changes introduced since 2006 designed to improve profitability of the Group's passenger transport operations. Short-term car lease activities are developing and are reflected by a number of leased cars.

Table 19 Industry ratios

Orbis Transport Group

	I-XII 2007	I-XII 2006	% change
number of persons transported by Orbis Transport coaches	7 185 091	7 128 216	0,8%
number of kilometers covered by Orbis Travel coaches	33 779 026	38 071 122	-11,3%
number of car rental days in Hertz Rac	69 766	65 916	5,8%

3.3 Balance sheet

3.3.1 Balance sheet of the Orbis Group

Table 20 Consolidate balance sheet of the Orbis Group

in PLN thousand	As at Dec. 31, 2007	As at Dec. 31, 2006	% change in 12 months ended Dec. 31, 2007
Non-current assets	2 109 658	2 039 955	3,4%
% share in balance sheet total	*89,1%*	*90,1%*	
Current assets	246 897	217 954	13,3%
% share in balance sheet total	*10,4%*	*9,6%*	
Non-current assets held for sale	10 745	7 143	50,4%
% share in balance sheet total	0,5%	0,3%	
TOTAL ASSETS	**2 367 300**	**2 265 052**	**4,5%**
Shareholders' equity	1 800 327	1 661 720	8,3%
% share in balance sheet total	*76,0%*	*73,4%*	
Liabilities	566 973	603 332	-6,0%
% share in balance sheet total	*24,0%*	*26,6%*	
TOTAL EQUITY AND LIABILITIES	**2 367 300**	**2 265 052**	**4,5%**

(all amounts are in PLN thousand, unless stated otherwise)

Non-current assets

The value of non-current assets remained at a similar level throughout 2006 and 2007. Owing to the nature of the business, the basic item of the Company's non-current assets is property, plant and equipment, the main items of which constitute hotel buildings and the rights of perpetual usufruct. The biggest impact on this group of assets have changes in a balance sheet of the parent company since its assets are the main element contributing to the total value of PP&E. Increase of the item in 2007 in comparison with 2006 was primarily due to large investment expenditures on new hotel buildings and planned modernization of PP&E of Orbis S.A., as well as growth of a fleet of cars of the company Orbis Transport.
PP&E item grew despite sale by Orbis S.A. of Grand Hotel Łódź with the right to use land on which it is located, as well as sale of a real property by PKS Gdańsk in late 2007.

Current assets

Current assets were dominated in 2007 by 3 items: Cash and cash equivalent, Trade receivables and Other current receivables. Value of Cash declined slightly in 2007 in comparison with 2006. Depending on economic conditions, cash on hand is invested in securities (bonds). Value of trade receivables grew in 2007 in comparison with 2006 due to growing sales of most of the Group's companies. A growth of Other current receivables was also reported in late 2007 as a result of growing receivables from public duties, prepaid non-current assets, settlement of finance lease and current accruals.

Non-current liabilities

Non-current liabilities declined in 2007. Borrowings, which declined in comparison to 2006, traditionally represent the most substantial item of non-current liabilities. The decrease is mainly attributable to appropriation of a loan instalment of Orbis S.A. to the current liabilities item. The provision for deferred income tax and the provision for pension and similar benefits also constitute major items. The provision for deferred income tax was set up predominantly in Orbis S.A. The provision for pension and similar benefits remained on a similar level as in 2006. Changes of non-current liabilities are primarily attributed to changes to a payroll system considered by the actuary's calculations.

Current liabilities

Current liabilities grew slightly in 2007 in comparison with 2006. The item primarily consists of Trade liabilities, Borrowings and Other current liabilities comprised of tax, custom and social insurance liabilities, as well as prepayments.

3.3.2 Balance sheets of the Orbis Group companies

The following table shows balance sheets of individual companies within the Group.

Table 21 Balance sheets of the Orbis Group companies

in PLN thousand	As at Dec. 31, 2007	As at Dec. 21,2006	% change in 12 months ended Dec.31, 2007	As at Dec. 31, 2007	As at Dec. 21,2006	% change in 12 months ended Dec.31, 2007
	Orbis S.A.			Hekon-Hotele Ekonomiczne S.A.		
Non current assets	2 108 621	2 033 051	3,7%	197 130	195 558	0,8%
Current assets	151 468	157 120	-3,6%	185 207	179 171	3,4%
Assets for sale	0	0				
TOTAL ASSETS	**2 260 089**	**2 190 171**	**3,2%**	**382 337**	**374 729**	**2,0%**
Equity	1 686 500	1 576 850	7,0%	368 676	359 448	2,6%
Liabilities	573 589	613 321	-6,5%	13 661	15 281	-10,6%
TOTAL LIABILITIES	**2 260 089**	**2 190 171**	**3,2%**	**382 337**	**374 729**	**2,0%**
	UAB Hekon			Orbis Kontrakty		
Non current assets	3 082	4 906	-37,2%	40	14	185,7%
Current assets	3 044	2 623	16,1%	9 972	8 368	19,2%
Assets for sale	0	0				
TOTAL ASSETS	**6 126**	**7 529**	**-18,6%**	**10 012**	**8 382**	**19,4%**
Equity	3 700	4 301	-14,0%	9 145	7 276	25,7%
Liabilities	2 426	3 228	-24,8%	867	1 106	-21,6%
TOTAL LIABILITIES	**6 126**	**7 529**	**-18,6%**	**10 012**	**8 382**	**19,4%**
	PBP Orbis Group			Orbis Transport Group		
Non current assets	20 226	26 559	-23,8%	164 596	151 094	8,9%
Current assets	35 269	33 289	5,9%	52 175	33 905	53,9%
Assets for sale	7 545	0		3 200	7 143	-55,2%
TOTAL ASSETS	**63 040**	**59 848**	**5,3%**	**219 971**	**192 142**	**14,5%**
Equity	17 951	25 513	-29,6%	95 837	55 677	72,1%
Liabilities	45 089	34 335	31,3%	124 134	136 465	-9,0%
TOTAL LIABILITIES	**63 040**	**59 848**	**5,3%**	**219 971**	**192 142**	**14,5%**

3.4 Cash flows

3.4.1 Cash flows in the Orbis Group

Table 22 Cash flows in the Orbis Group

in PLN thousand	2007	2006	% change
Cash flows from operating activities	185 114	197 440	-6,2%
Cash flows from investing activities	(112 473)	(141 923)	20,8%
Cash flows from financing activities	(73 536)	(29 811)	-146,7%
Total net cash flows	**(895)**	**25 706**	**-**
Cash and cash equivalents at end of period	106 352	107 247	-0,8%

(all amounts are in PLN thousand, unless stated otherwise)

Operating activities

In 2007, the Orbis Group reported positive cash flows from operating activities that were slightly lower than in 2006.
In annual terms, the most substantial positive adjustments included depreciation/amortization, accrued interest and change in liabilities. The most considerable negative adjustment was the adjustment due to the result on investing activities, decidedly influenced by the sale of two hotels by Orbis S.A.: Grand in Łódź and Silesia in Katowice, as well as sale of a real property by PKS Gdańsk. A major adjustment was related to reversal of impairment of PP&E due to revaluation at the end of 2007 reported in Other adjustments.

Investing activities

In 2007 the Orbis Group reported negative cash flows from investing activities. Similarly to 2006 the biggest positive cash flows were reported from sale of PP&E. The company Orbis S.A., which sold 2 hotels in 2007, and the Transport Group had major impact on this item.
Expenditures on property, plant and equipment related to the commitment of the Orbis Group to a large number of new investment projects and expenditures of Orbis Transport sp. z o.o. on purchase of a fleet of cars for short and long-term lease activities decided on negative cash-flow from investing activities.
Revenues and expenditures related to purchase of short-term securities have no major impact on net cash flow from investment activities.

Financing activities

In 2007, the Orbis Group generated negative cash flows from financing activities that were significantly higher than in 2006. It is primarily attributed to decrease of revenues from borrowings. The parent company, Orbis S.A. did not use the external credits and borrowings in 2007. The main negative amounts are attributed to repayment of borrowings: repayment of an investment loan by Orbis S.A. amounting to PLN 39 million and repayment of a loan by Orbis Transport Sp. z o.o. amounting to PLN 7 million.

3.4.2 Cash flows of the Orbis Group companies

Table 23 Cash flows of the Orbis Group companies

in PLN thousand	2007	2006	% change in 12 months ended Dec.31, 2007	2007	2006	% change in 12 months ended Dec.31, 2007
	Orbis S.A.			Hekon-Hotele Ekonomiczne S.A.		
Cash flow from operating activites	105 240	109 737	-4,1%	42 666	38 944	9,6%
Cash flow from investing activites	(53 828)	(80 251)	32,9%	(4 760)	(16 127)	70,5%
Cash flow from financing activites	(74 985)	(12 479)	-500,9%	(33 104)	(21 496)	-54,0%
Total net cash flow	**(23 573)**	**17 007**	**-**	**4 802**	**1 321**	**263,5%**
Cash and cash equivalents at the end of the period	**29 677**	**53 250**	**-44,3%**	**31 780**	**26 978**	**17,8%**
	UAB Hekon			Orbis Kontrakty Sp. z o.o.		
Cash flow from operating activites	1 891	931	103,1%	7 164	4 964	44,3%
Cash flow from investing activites	27	(25)	-	(38)	0	-
Cash flow from financing activites	(1 178)	(2 498)	52,8%	(6 351)	(879)	-622,5%
Total net cash flow	**740**	**(1 592)**	**-**	**775**	**4 085**	**-81,0%**
Cash and cash equivalents at the end of the period	**2 757**	**2 017**	**36,7%**	**6 386**	**5 611**	**13,8%**
	PBP Orbis Group			Orbis Transport Group		
Cash flow from operating activites	860	2 677	-67,9%	27 372	38 588	-29,1%
Cash flow from investing activites	(3 262)	(2 840)	-14,9%	(11 074)	(54 805)	79,8%
Cash flow from financing activites	(979)	(2 417)	59,5%	2 300	22 156	89,6%
Total net cash flow	**(3 381)**	**(2 580)**	**-31,0%**	**18 598**	**5 939**	**213,2%**
Cash and cash equivalents at the end of the period	**3 184**	**6 429**	**-50,5%**	**31 560**	**12 962**	**143,5%**

4. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

On the basis of the financial statements (the income statement and the balance sheet), an analysis covering profitability, turnover and financing ratios has been made.

4.1 Profitability ratios

Return on equity (ROE)

	2007	2006
Net profit (loss)	154 119	88 888
Equity - opening balance	1 661 720	1 568 454
Equity - closing balance	1 799 878	1 661 720
Return on equity	**8,9%**	**5,5%**

This ratio depicts the rate of return generated by capital invested in a business. In 2007, this ratio grew because of:

- increase in average equity resulting from the fact that the prevailing part of profits of 2006 were retained in the Group;
- increase in net profit in 2007.

(all amounts are in PLN thousand, unless stated otherwise)

Return on assets (ROA)

	2007	2006
Net profit (loss)	154 119	88 888
Total assets - opening balance	2 265 052	2 159 237
Total assets - closing balance	2 367 300	2 265 052
Return on assets	6,7%	4,0%

The ratio indicates a rate of return generated by the company's assets. In 2007 the ratio grew primarily due to the fact that net profit was almost doubled.

Net return on sales (ROS)

	2007	2006
Net profit (loss)	154 119	88 888
Sales of products, merchandise and raw materials	1 164 361	1 064 510
Net return on sales	13,2%	8,4%

The ratio indicates the value of net profit generated by a single sales unit. Net return on sales grew primarily due to growing net profit.

4.2 Efficiency ratios

Debtor collection period

	2007	2006
Trade receivables - opening balance	55 263	48 037
Trade receivables - closing balance	60 625	55 263
Sales of products, merchandise and raw materials	1 164 361	1 064 510
Number of days	360	360
Debtor collection period	17,9	17,5

The ratio indicates the average number of days preceding payment by trade debtors. The ratio did not change significantly in 2006-2007. It is still short (approximately 3 weeks) indicating that no assets are frozen by receivables.

Creditor collection period

	2007	2006
Trade payables - opening balance	89 323	70 836
Trade payables - closing balance	93 002	89 323
Cost of products, merchandise and raw materials sold	841 658	784 625
Number of days	360	360
Creditor collection period	39,0	36,7

This ratio shows the average number of days preceding payment to trade creditors. The ratio slightly grew in 2007 in comparison with 2006.

(all amounts are in PLN thousand, unless stated otherwise)

Inventory turnover

	2007	2006
Inventory - opening balance	9 188	9 436
Inventory - closing balance	9 403	9 188
Cost of products, merchandise and raw materials sold	841 658	784 625
Number of days	360	360
Inventory turnover	**4,0**	**4,3**

This ratio shows the average number of days in the inventory turnover cycle. The Group has shortened its inventory turnover cycle indicating higher inventory efficiency.

4.3 Financing ratios

Debt to equity

	2007	2006
Total debt	566 973	603 332
Total equity	2 367 300	2 265 052
Debt to equity	**24,0%**	**26,6%**

The debt to equity ratio shows the contribution of external capital in financing assets. In 2007 this ratio decreased due to payment of borrowings.

Interest cover

	2007	2006
EBITDA	362 631	280 531
Cost of interest	16 371	15 933
Interest cover	22,2	17,6

This ratio shows the burden of interest payments upon the company. The ratio increased in 2007, and it presents a very safe level since EBITDA could cover over 20 times higher interest.

Non-current asset cover ratio

	2007	2006
Equity	1 800 327	1 661 720
Non-current assets	2 109 658	2 039 955
Non-current assets cover ratio	**85,3%**	**81,5%**

This ratio indicates the percentage of non-current assets which is financed by equity. The ratio remains on a very safe level since increase of assets from investment activities in 2007 was covered to a large extend by retained profit 2006.

(all amounts are in PLN thousand, unless stated otherwise)

Current ratio

	2007	2006
Current assets	246 897	217 954
Current liabilities and provisions	269 116	259 519
Current ratio	0,92	0,84

The current ratio shows the cover of current assets by current liabilities. In 2007 the ratio increased, but it still has not reached the optimal level. It was caused primarily by reclassification of some long-term borrowings to short-term borrowings at the end of year in connection with approaching repayment date.

5. PLANS OF THE GROUP COMPANIES FOR SUBSEQUENT PERIODS

According to congruent forecasts of market analysts, favourable trends in Poland's economy may be expected to continue throughout 2008. Therefore, the demand for hotel, tourist and transportation services is anticipated to follow a path of further dynamic growth. There are no circumstances that might be a symptom of any major change in these trends over the coming 1-2 years. Therefore, the Group expects that its financial standing will remain stable over this time frame.

Orbis S.A.

The following undertakings are planned for the year 2008:

Investment program.
The investment process supervised by the Economy Hotels Development Office focused on upgrading the existing hotels and introduction of new hotel products on the Polish market (economy hotels) operating under the ETAP and IBIS brands, requires ample expenditure on design and construction works, purchase of property, plant and equipment and computer hardware by Orbis S.A.

Major tasks, most important from the point of view of the scope of works and expenditure to be incurred in the years 2008 – 2011, will relate to the following works and hotels:

- Continuation of already commenced and new modernizations of existing hotel base (non-economy hotels);
- Construction of new Etap and Ibis economy hotels on plots of land owned by Orbis S.A.;
- Hotel establishments scheduled for construction in the research-development study, located on plots of land that Orbis S.A. or Hekon-Hotele Ekonomiczne S.A.is interested in;
- Hotel establishments constructed on plots of land already purchased by Hekon-Hotele Ekonomiczne S.A.

Employment.
In 2007 Orbis S.A. implemented the "Only One Employer Program" according to the schedule. The date on which the new employer structure will be introduced has been set for April 1, 2008.

In 2008 the Company plans to continue training cycles for operating staff of hotels in order to improve their skills in the area of customer service, trainings to further enhance selling skills, as well as trainings for the managerial staff.

Promotional and advertising campaigns and PR.
The marketing strategy of the Orbis Hotel Group for 2008 incorporates the following objectives:

- increase the market share and maintain leading position on the hotel services market in Poland,
- regularly improve the quality of rendered services,
- develop the offer tailored to the needs of our guests, including launching a new product – non-smoking hotels,
- intensified marketing and distribution activities to better reach the client (wide-span advertising campaign, amongst others, via the Internet, seasonal presence in onboard airline magazines and on flight schedules, information in industry publications, advertising on billboards and stands, joint promotional campaigns with business partners),
- cooperation with publishers of guidebooks and tourist guides and publication of own materials,

- preparation of international program for 25th anniversary of Grands Vins Mercure,
- participation in international tourist fairs,
- continuation of cooperation with the UNICEF.

Hekon-Hotele Ekonomiczne S.A. The company plans further increase of investment expenditures on construction of new Etap and Ibis hotels. The company plans to expand its business by opening of new Etap hotels in 2008.

UAB Hekon and **Orbis Kontrakty Sp. z o.o.** will work on further expansion of their current businesses.

PBP Orbis Group

The Group plans to continue a restructuring program in 2008. Its objective is to optimize a management process and use of resources through:

- centralization of organization of incoming and outgoing foreign tourism;
- continued restructuring of field branches;
- establishment of a team for reduction of Head Office costs which will develop and implement stricter mechanisms controlling consumption of materials, telecommunication costs and car benefits;
- determined actions designed to improve recovery of receivables, development of new procedures and close cooperation with operating departments with regard to terms of payment for services provided by the company.

Due to negative results of the company Orbis Travel Bureau Inc. in New York in 2007, analyses are performed in order to investigate methods of improvement of the company's financial standing. Also exit from the company in 2008 is considered.

Orbis Transport Group.

Strategic objectives of the company and the group did not change in 2008. Development trends continue in all areas of core business of the Company and its subsidiaries.

Strategy for the next year as reflected by a draft budget:

- Coach transport area – continuation of cost saving process initiated in 2006 including limiting costs of transport services outside the high season, regionalization of lines and their routes, unification of time schedules and setting antennas in most cities in Poland as part of the existing structure, increasing number of passengers through promotional and marketing activities, bran promotion program in connection with use of coaches provided by subcontractors, further optimization of costs,
- CFM department – further development of commercial campaign in order to maintain a growth of agreements/cars above the market average and utilization of positive conditions in the sector, ensuring stable and cost-effective sources of operational financing, reduction of fleet service costs (internal and external), completing implementation of a new operating system for management of lease agreements,
- RaC department – maintaining the leading position in the business sector, increasing the "walk-in" market share and further optimization of costs,
- Local transport services – increasing profitability through verification and unification of ticket tariffs and modification of time schedules,
- Parking business – improving utilization of parking lots through cooperation not only with hotels, but also with local offices, increasing subscription charges and prices of one-time parking tickets; in cooperation with Orbis S.A. – continued refurbishment of a parking at ul. Nowogrodzka (modernization of roof, replacement of fire safety installation, modernization of a façade).

Orbis Casino Sp. z o. o. Plans for the year 2008 provide for continuation of refurbishment of the casino and games parlour in the Grand Hotel in Warsaw and refurbishment of the casino and games parlour in Novotel Centrum in Poznań in connection with the general refurbishment of the hotel.

6. OFF-BALANCE SHEET ITEMS

- On February 19, 2008, Orbis S.A. entered into an overdraft agreement with Bank Handlowy for PLN 20 million. The agreement is valid until February 18, 2009.
- On January 22, 2008 the National Court Register (KRS) registered an increase of share capital of Capital Parking sp. z o.o. to PLN 553 thousand passed by a resolution of EGM on November 29, 2007.
- On March 18, 2008 a Guarantee Agreement was concluded between Orbis S.A. and Société Générale S.A. Branch in Poland up to the amount of PLN 30,000 thousand securing liabilities of a subsidiary Orbis Transport Sp. z o.o. on short-term borrowing of March 17, 2008.

7. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

On June 1, 2005, the Company executed an agreement with PricewaterhouseCoopers Sp. z o.o. for the review and audit of financial statements of Orbis S.A. and the Orbis Group. The agreement covers the review of semi-annual separate and consolidated financial statements for six-month periods ended on June 30, 2005, 2006 and 2007 and audit of annual stand-alone and consolidated financial statements for the year 2005, 2006 and 2007.

Total net amount of salary due or paid for the review and audit of separate and consolidated financial statements Orbis S.A. in 2007 amounts PLN 627.0 thousand (PLN 635 thousand in 2006). Total amount of salary due or paid to authorized auditor for other titles (training, consulting) amounts PLN 257.7 thousand in 2007 (PLN 15 thousand in 2006).

Additionally PricewaterhouseCoopers Sp. z o.o. audited annual separate and consolidated financial statements in 2007 for the following subsidiaries: Hekon – Hotele Ekonomiczne, PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.

8. EVALUATION OF DIFFERENCES BETWEEN PROJECTED AND ACTUAL RESULTS

In the current report no. 14/2007, Orbis S.A. published an up-dated projection of the aggregate EBITDA for the Orbis Hotel Group of PLN 230 million. The forecasted EBITDA doesn't include profit from transactions of sale of real properties.

Results of the Orbis Hotel Group for 2007 are presented below.

Table 24

PLN thousand	2007
Net sales	772 882
EBITDA	306 006
Adjusted EBITDA	241 821
EBIT	183 456

* Adjusted EBITDA represents operating profit (loss) without net profit on the hotel sale's properties.

EBITDA generated in 2007, not including the net profit on the sale of the Grand Łódź Hotel in Łódź and the Silesia Hotel in Katowice, amounted to PLN 241 821 thousand. It means that the forecast was achieved.

Orbis Group

Management Board's statements

as at December 31, 2007

Orbis

Warsaw, April 17, 2008.

DECLARATION
OF THE MANAGEMENT BOARD
CONCERNING THE CONSOLIDATED REPORT FOR 2007

The Management Board of Orbis S.A. hereby declares that according to its best knowledge, the consolidated financial statements of the Orbis Group for the year 2007 and the comparative figures for the year 2006 have been prepared in accordance with the accounting principles applied by the Group and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

The report on the Orbis Group operations depicts a true image of development, achievements and the condition of the entire Orbis Group, including description of the main risks and uncertainties.

Warsaw, April 17, 2008.

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
CONCERNING THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2007

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit financial statements entrusted with the task of auditing the annual consolidated financial statements of the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to issue an unbiased and independent audit report, pursuant to the applicable legal regulations binding in Poland.

RECEIVED
2008 APR 28 P 1:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Mail Processing Section
APR 25 2008
Washington, DC
100

ORBIS S.A.

SEPARATE FINANCIAL STATEMENTS

as at December 31, 2007

Orbis

Orbis S.A.

President's letter

Orbis

Warsaw, April 17th 2007.

Ladies and Gentlemen,

Orbis SA has achieved good results in 2007 and it was attributable, first and foremost, to the operational performance of Orbis Grupa Hotelowa, especially due to the organizational changes and yield management technique. This allowed to generate, despite the closing of few hotels, which weren't significantly profitable, to generate higher sales by 8,5% . For year 2007, Orbis Grupa Hotelowa achieved a higher average room rate by 6,9% and an increase of the RevPar (revenue per available room) by 12,3% in comparison to the year 2006. The 2007 EBITDA of Orbis Grupa Hotelowa ended higher by 27,4% in comparison to 2006.

Thanks to the new Sales & Marketing organization, market performances of Orbis Grupa Hotelowa have increased and will surely grow further as we are still optimizing it. Moreover, we are pushing forward the restructuring and strong development of our hotel portfolio: we sold the real estate of Grand hotel in Łódź (still operating) and we closed down the Arkona in Szczecin, Vera in Warsaw, Petropol in Plock and Kosmos in Toruń so that constructions of new Etap, Ibis hotels and Mercure (Szczecin) may begin.

We are also continually making improvements to our existing hotels – last year we upgraded our hotels in Warsaw, Gdańsk, Karpacz, Katowice and Kraków. In May 2008, we will be welcoming our first guests to the Grand Hotel in Warsaw, which after a complete renovation , will join the four-star Mercure chain. Our financial results for 2007 confirm that our strategy: "Orbis – 21st Century Company" has helped us strengthen our position in an increasingly competitive hotel and tourist market in Poland. Focusing our development on economic brands, Orbis Grupa Hotelowa will be even more resilient to economic cycles in the future.

Orbis SA excellent financial results have meant that the company was able to pay out in 2007 a dividend to shareholders for the sixth year in a row. I would like to take this opportunity to thank them for their confidence in us. Orbis shares have been listed on the Warsaw Stock Exchange since 1997. 10 years on, we can proudly endorse our decision to issue a public offering, while our listing on the Warsaw trading floor encourages us to work hard and increases our responsibilities to our shareholders.

I believe that 2007 was also a successful year for employees of Orbis SA – the company's most precious resource. Without their dedication and commitment, it would not have been possible to achieve those excellent financial results, so we are ensuring that they too share in the company's success. Following an agreement with trade unions, average salaries have been increased last year by about 12%. We are maintaining and expanding training programs to raise the qualifications of our workforce. We want to have staff members that are better qualified and loyal to the company. Our commitment to them will be one of our most important tasks over the coming years as well.
I would like to thank our guests for their support over the years.

As a responsible player in the tourism industry, Orbis is committed in sustainable development projects. Our Environmental Charter, initialized by Accor – our strategic investor, is not only reducing negative impact of hotels on the environment but also ties relations with local communities. Showing also our concern for children, within our

Partnership with Unicef Poland, Orbis employees have raised over 180 thousand USD for the rebuilding schools in Angola.

I am optimistic about Orbis SA prospects for 2008 as the company's achievements are in line with strategic objectives. Positive indicators for the Polish economy and growth of infrastructure planned for the Euro 2012 football championship will bring benefits to our company as well and will encourage long term development plans.

Yours sincerely

Jean-Philippe Savoye
President of the
Management Board,
Chief Executive Officer

ORBIS S.A.

Independent registered auditor's report on the audit of the separate financial statements

as at December 31, 2007

Orbis

Independent Registered Auditor's Opinion

To the Shareholders and the Supervisory Board of Orbis S.A.

TRANSLATORS' EXPLANATORY NOTE
The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. Certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have audited the accompanying separate financial statements of Orbis S.A. (hereinafter called *the Company*), Warsaw, ul. Bracka 16, which comprise:

(a) the balance sheet as at 31 December 2007, showing total assets and total equity and liabilities of PLN 2,260,089 thousand;

(b) the income statement for the year ended 31 December 2007, showing a net profit of PLN 125,317 thousand;

(c) the statement of changes in equity for the year ended 31 December 2007, showing an increase in the equity of PLN 109,650 thousand;

(d) the cash flow statement for the year ended 31 December 2007, showing net cash inflows of PLN 23,573 thousand;

(e) additional information on adopted accounting policies and other explanatory notes.

The Company's Management Board is responsible for the preparation of the financial statements and Directors' Report in accordance with applicable regulations. Our responsibility was to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the following regulations applicable in the Republic of Poland:

(a) the provisions of Chapter 7 of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694 with further amendments, hereinafter called *the Act*);

(b) auditing standards issued by the National Council of Registered Auditors in Poland.

Our audit was planned and performed to obtain reasonable assurance that the financial statements were free of material misstatements and omissions. The audit included examining, on a test basis, accounting documents and entries supporting the amounts and disclosures in the financial statements. The audit also included an assessment of the accounting policies applied by the Company and significant estimates made in the preparation of the financial statements as well as an evaluation of the overall presentation thereof. We believe that our audit provides a reasonable basis for our opinion.

The information in the Directors' Report for the year ended 31 December 2007 has been prepared in accordance with the provisions of the Decree of the Minister of Finance dated 19 October 2005 concerning the publication of current and periodic information by issuers of securities and is consistent with the information presented in the audited financial statements.

Our audit opinion on the financial statements for the year ended 31 December 2006 was qualified in respect of the recognition of perpetual usufruct rights in the balance sheet. The current situation is set out below.

As set out in note 1.2., Management considered different interpretations of IAS 17 and concluded that the rights to perpetual usufructs of land received during the Company's privatisation in 1990, as part of the hotel properties, should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 31 December 2007, the value of these rights amounted to PLN 371 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as the title to their ownership does not pass to the Company after the lease agreements expire. Had these rights to the perpetual usufruct of land not been recognised in the balance sheet, the profit, net of deferred tax, for the years ended 31 December 2006 and 31 December 2007 would have been higher by PLN 6 million and PLN 4 million respectively. Moreover, the Company recognized the rights to the perpetual usufructs of land acquired for consideration, with a value of PLN 15 million, as property, plant and equipment. In our opinion, these rights should also be classified as operating leases in accordance with IAS 17 and the value of the consideration paid should be presented as long-term prepayments and amortized over the lease term.

Independent Registered Auditor's Opinion

To the Shareholders and the Supervisory Board of Orbis S.A. (cont.)

In our opinion, except for the impact of the matters described above, the accompanying financial statements, in all material respects:

(a) have been prepared on the basis of properly maintained books of account;

(b) comply in terms of form and content with the applicable laws;

(c) give a true and fair view of the Company's financial position as at 31 December 2007 and the result for the year then ended in accordance with the International Financial Reporting Standards, as adopted by the European Union.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki Board Member Registered Auditor No 1750/287	Registered Audit Company No. 144

Warsaw, 17 April 2008

TRANSLATION ONLY

Orbis S.A.

Independent Registered Auditor's Report on the financial statements as at and for the year ended 31 December 2007

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish Company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

Independent registered auditor's report on the financial statements to the Shareholders and the Supervisory Board of Orbis S.A.

This report contains 17 consecutively numbered pages and consists of:

I. General information about the Company

(a) The Company was formed on 17 December 1990 as a result of a transformation of a state-owned company called Orbis into a joint stock company called Orbis S.A. (the Notarial Deed registered in *Repetytorium A* with the reference number 1882/1990).

On 9 January 1991, the Company was registered with the District Court in Warsaw, the 16th Business Department, with the reference number RHB 25134.

At present, the Company is entered in the Register of Businesses maintained by the District Court in Warsaw, the 12th Business Department, with the reference number KRS 000022622.

(b) On 1 May 2004, the Company was assigned a tax identification number (NIP) 526-025-04-69 for making tax settlements. For statistical purposes, the Company received the Statistical Identification Number (REGON) 006239529.

(c) As at 31 December 2007, the Company's registered share capital amounted to PLN 92,154,016 and consisted of 46,077,008 shares, each of PLN 2 par value.

(d) In the audited year, the Company's core operations comprised:

- provision of hotel and catering services, including accompanying services;
- organization and services related to tourism in Poland and abroad;
- coordination, organization and services related to conventions, meetings, symposia, conferences, exhibitions and other specialist events, including accompanying events;
- intermediation in reservation and sale of shipping documents of Polish and foreign carriers in communication in Poland and abroad and organization of transport using all transportation vehicles.

(e) The following people were on the Company's Management Board in the financial year:

• Jean-Philippe Savoye	Chairman of the Board;	
• Krzysztof Gerula	Deputy Chairman of the Board;	
• Ireneusz Węgłowski	Deputy Chairman of the Board;	
• Yannick Yvon Rouvrais	Board Member;	
• Marcin Wit Szewczykowski	Board Member	since 12 September 2007;
• Alain Billy	Board Member	until 30 June 2007.

(f) The Company's related entities are associates and subsidiaries of Orbis S.A. specified in Notes 11 and 12 to the financial statements, the significant investor Accor S.A. and all its related entities.

(g) The Company issues securities admitted to trading on the Warsaw Stock Exchange. As permitted by art. 45.1a of the Act, beginning from 2005 the Company elected to prepare the financial statements in accordance with the International Financial Reporting Standards as adopted by the European Union (hereinafter called *IFRS*).

I. General information about the Company (cont.)

The decision to prepare the Company's financial statements in accordance with these standards was made by the Extraordinary General Shareholders' Meeting by resolution no. 1 passed on 10 February 2005.

(h) Additionally, the Company as the Parent Company in the Group prepared consolidated IFRS financial statements dated 17 April 2008. To understand the financial standing and the results of the Company as the parent company, the separate financial statements should be read in conjunction with the consolidated financial statements.

II. Information about the audit

(a) PricewaterhouseCoopers Sp. z o.o. was appointed auditor to the Company by Resolution of the Supervisory Board dated 18 May 2005, in accordance with paragraph 20 of the Company's Articles of Association.

(b) PricewaterhouseCoopers Sp. z o.o. and the registered auditor conducting the audit are independent of the audited entity within the meaning of Article 66 clause 2 of the Accounting Act.

(c) The audit was conducted in accordance with an agreement dated 1 June 2005, in the period from 5 November 2007 to 17 April 2008 (with intervals).

III. The Company's results and financial situation

The financial statements do not take account of the effects of inflation. The consumer price index (on a December to December basis) amounted to 4.0 % in the audited year (in 2006: 1.4%).

The registered auditor's opinion on the Company's financial statements contains a qualification related to the recognition of rights to perpetual usufruct of land.

The above issue may have a material effect on the amounts, presentation and characteristics of selected financial statement items, including financial ratios.

The observations below are based solely on the financial data presented by the Management Board in the financial statements and the knowledge obtained during the audit of the financial statements.

- As at the end of the financial year, the Company's assets amounted to PLN 2,260,089 thousand. During the year, the total assets increased by PLN 69,918 thousand, i.e. by 3.2%. The increase resulted mainly from the increase in investment property by PLN 33,168 thousand, property, plant and equipment by PLN 28,151 thousand and investment in subsidiaries and associates by PLN 13,922 thousand which were partially offset by a decrease in cash and cash equivalents by PLN 23,573 thousand. On the equity and liabilities side, the most significant changes occurred in retained profit – an increase by PLN 109,650 thousand, as well as long term loans – a decrease by PLN 38,972 thousand. The Company's net profit amounted to PLN 125,317 thousand, and was greater than in the previous year by PLN 62,222.

- Sales amounted to PLN 637,924 thousand, and were 8.1% higher compared with the previous year. The core activity of the Company in the financial year was a sale of hotel services (60% of revenues) and catering services (32% of revenues). The structure of revenues was similar to the previous year.

- Net profit margin amounted to 19.6% and was 8.9 percentage points higher than in the previous year, while the gross margin amounted to 23.2% and was 10.6 percentage points higher compared to the previous year. The return on capital employed increased by 3.6 percentage points and stood at 7.7%. The main growth drivers were gains on disposal of non-current assets.

- The Company's gearing ratios and the debt structure changed. The gearing ratio decreased from 28% in 2006 to 25% at the end of the audited year. The payables turnover ratio increased from 29 days to 33 days in that period.

- The Company's liquidity did not undergo any major changes. Both liquidity ratios (quick and current) stood at 0.5, similarly to the previous year.

IV. Discussion of financial statement components

BALANCE SHEET as at 31 December 2007

ASSETS	Note	31.12.2007 PLN'000	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Non-current (long-term) assets							
Property, plant and equipment	1	1,528,023	1,499,872	28,151	1.9	67.6	68.5
Intangible assets		1,412	1,052	360	34.2	0.1	0.0
Investment in subsidiaries and associates	2	484,007	470,085	13,922	3.0	21.4	21.5
Available-for-sale financial assets		0	31	(31)	(100.0)	0.0	0.0
Investment property	3	94,627	61,459	33,168	54.0	4.2	2.8
Other long-term investments		552	552	0	0.0	0.0	0.0
Total non-current (long-term) assets		**2,108,621**	**2,033,051**	**75,570**	**3.7**	**93.3**	**92.8**
Current assets							
Inventories		4,907	4,937	(30)	(0.6)	0.2	0.2
Trade receivables	4	26,847	23,023	3,824	16.6	1.2	1.2
Income taxes receivables		533	786	(253)	(32.2)	0.0	0.0
Other short-term receivables	5	82,518	75,124	7,394	9.8	3.7	3.4
Financial assets measured at fair value through profit or loss		6,986	0	6,986	100.0	0.3	0.0
Cash and cash equivalents	6	29,677	53,250	(23,573)	(44.3)	1.3	2.4
Total current assets		**151,468**	**157,120**	**(5,652)**	**(3.6)**	**6.7**	**7.2**
TOTAL ASSETS		**2,260,089**	**2,190,171**	**69,918**	**3.2**	**100.0**	**100.0**

IV. Discussion of financial statement components (cont.)

BALANCE SHEET as at 31 December 2007 (cont.)

EQUITY AND LIABILITIES	Note	31.12.2007 PLN'000	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Equity	7						
Share capital	8	517,754	517,754	0	0.0	22.9	23.6
Other capital		133,333	133,333	0	0.0	5.9	6.1
Retained earnings		1,035,413	925,763	109,650	11.8	45.8	42.3
Total equity		**1,686,500**	**1,576,850**	**109,650**	**7.0**	**74.6**	**72.0**
Liabilities							
Non-current (long-term) liabilities	9						
Borrowings		186,333	225,305	(38,972)	(17.3)	8.3	10.3
Deferred income tax liability		63,817	69,855	(6,038)	(8.6)	2.8	3.2
Provision for pension and similar benefits		33,641	30,769	2,872	9.3	1.5	1.4
Total non-current (long-term) liabilities		**283,791**	**325,929**	**(42,138)**	**(12.9)**	**12.6**	**14.9**

IV. Discussion of financial statement components (cont.)

BALANCE SHEET as at 31 December 2007 (cont.)

EQUITY AND LIABILITIES (cont.)	Note	31.12.2007 PLN'000	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Current (short-term) liabilities							
Borrowings		183,951	184,297	(346)	(0.2)	8.1	8.4
Trade payables		54,916	54,183	733	1.4	2.4	2.5
Current income tax liabilities		7,999	1,170	6,829	583.7	0.4	0.1
Other current liabilities		35,866	36,385	(519)	(1.4)	1.6	1.6
Provision for pension and similar benefits		5,965	4,769	1,196	25.1	0.3	0.2
Provisions for liabilities		1,101	6,588	(5,487)	(83.3)	0.0	0.3
Total current (short-term) liabilities		**289,798**	**287,392**	**2,406**	**0.8**	**12.8**	**13.1**
TOTAL EQUITY AND LIABILITIES		**2,260,089**	**2,190,171**	**69,918**	**3.2**	**100.0**	**100.0**

IV. Discussion of financial statement components (cont.)

INCOME STATEMENT
For the financial year ended 31 December 2007

	Note	31.12.2007 PLN'000	31.12.2006 PLN'000	Change PLN'000	Change (%)	31.12.2007 Structure (%)	31.12.2006 Structure (%)
Net sales		637,924	590,011	47,913	8.1	100.0	100.0
Cost of sales		(455,409)	(432,863)	(22,546)	5.2	(71.4)	(73.4)
Gross profit on sales		**182,515**	**157,148**	**25,367**	**16.1**	**28.6**	**26.6**
Other operating income	11	114,533	69,128	45,405	65.7	18.0	11.7
Selling and marketing expenses		(39,873)	(41,339)	1,466	(3.5)	(6.3)	(7.0)
Administrative expenses		(104,091)	(99,123)	(4,968)	5.0	(16.3)	(16.8)
Other operating expenses	11	(10,854)	(17,887)	7,033	(39.3)	(1.7)	(3.0)
Net impairment reversal		26,092	27,041	(949)	(3.5)	4.1	4.6
Operating profit		**168,322**	**94,968**	**73,354**	**77.2**	**26.4**	**16.1**
Finance income		51	48	3	6.3	0.0	0.0
Finance expenses		(20,250)	(20,601)	351	(1.7)	(3.2)	(3.5)
Profit before tax		**148,123**	**74,415**	**73,708**	**99.0**	**23.2**	**12.6**
Income tax expense		(22,806)	(11,320)	(11,486)	101.5	(3.6)	(1.9)
Net income for the year		**125,317**	**63,095**	**62,222**	**98.6**	**19.6**	**10.7**

IV. Discussion of financial statement components (cont.)

Presentation of the Company's financial position and results

The following ratios characterize the Company's activities, results of operations during the audited year and its financial position as at the balance sheet date compared with previous period:

	2007	2006
Asset ratios		
- gross receivables turnover	15 days	14 days
- inventory turnover	4 days	4 days
Profitability ratios		
- net return on sales	19.6%	10.7%
- gross return on sales	23.2%	12.6%
- return on capital employed	7.7%	4.1%
Liability ratios		
- gearing	25 %	28 %
- payables turnover	33 days	29 days
	31.12.2007	**31.12.2006**
Liquidity ratios		
- current ratio	0.5	0.5
- quick ratio	0.5	0.5
Other ratios		
- effective income tax rate	15.4%	15.2%

IV. Discussion of financial statement components (cont.)

Balance sheet as at 31 December 2007

1. Property, plant and equipment

In the audited year, the gross book value of property, plant and equipment increased by PLN 7,836 thousand, mainly due to the modernization of hotel buildings.

The depreciation charge in the year 2007 amounted to PLN 107,773 thousand, and a decrease in an impairment write-down amounted to PLN 26,092 thousand (in 2006: PLN 27,683 thousand).

The registered auditor's opinion contains a qualification related to the recognition, in the balance sheet, of rights to perpetual usufruct of land acquired by the Company free of charge which, in our opinion, should be classified as an operating lease and reported off the balance sheet due to the fact that the ownership title to the land is not passed on to the Company. As a result, the value of property, plant and equipment as at 31 December 2007 was overstated by PLN 340 million and the value of investment property – by PLN 31 million. At the same time, the net profit for the year ended 31 December 2007, as adjusted for the impact of deferred tax, should be PLN 4 million higher. Moreover, the Company recognized a right to perpetual usufruct of land, which was purchased, with a value of PLN 15 million as part of the property, plant and equipment. In our opinion, the said right should be classified as an operating lease in accordance with IAS 17, and the value of the payment should be reported as part of long-term prepayments and deferred costs and should be deferred.

2. Investments in subsidiaries and associates

The Company is a parent company of 5 subsidiaries and 1 associate. Compared to the previous year, investments in subsidiaries and associates increased by PLN 13,922 thousand, and amounted to PLN 484,007 thousand.

Increase in investments is a result of acquiring by the Company additional shares in a subsidiary, Orbis Transport Sp. z o.o. amounting to PLN 14,006 thousand. At the same time, in 2007 the Company sold shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o. valued in the balance sheet at PLN 84 thousand.

3. Investment property

The value of investment property amounted to PLN 94,627 thousand at the end of the audited year and increased by PLN 33,168 thousand compared with the previous year. The increase was mainly due to property, plant and equipment with a value of PLN 22,119 thousand and assets under construction with a value of PLN 15,095 thousand being reclassified to investment property.
Simultaneously the net value of investment property sold by the Company amounted to PLN 1,212 thousand and the depreciation charge for the year 2007 was PLN 3,105 thousand.

IV. Discussion of financial statement components (cont.)

4. Trade receivables

In the audited period, trade receivables increased by PLN 3,824 thousand (i.e. 16.6%) compared to the previous year and amounted to PLN 26,847 thousand. Trade receivables comprise receivables from services of net PLN 26,612 thousand (including receivables from related parties of PLN 5,856 thousand), as well as advance payments of PLN 235 thousand. The main reason for the increase in trade receivables compared to the previous year was an increase in net sales.

5. Other short-term receivables

As at the end of 2007, other short-term receivables amounted to PLN 82,518 thousand, and increased by PLN 7,394 thousand (i.e. 9.8%) compared to the end of previous year. Other short-term receivables increased mainly due to an increase in borrowings to related parties by PLN 7,706 thousand, receivables from sale of property by PLN 6,102 thousand as well as receivables from taxes, grants, customs duties, social security and other benefits by PLN 6,762 thousand. This increase was offset by decrease in receivables from increase in interest in a related party which amounted to PLN 13,838 thousand at the end of 2006 and were fully utilized in 2007.

6. Cash and cash equivalents

As at the end of audited year, the value of cash and cash equivalents amounted to PLN 29,677 thousand, and it fell by PLN 23,573 thousand (i.e. 44.3%) compared with previous year. Decrease in the value of cash and cash equivalents was mainly due to expenditures incurred in 2007 on investment purchases, as well as part repayment of a loan and a payment of a dividend.

IV. Discussion of financial statement components (cont.)

7. Equity

	31.12.2006	Dividend payment	Net profit for the year	31.12.2007
	PLN'000	PLN'000	PLN'000	PLN'000
Share capital	517,754	0	0	517,754
Other capital	133,333	0	0	133,333
Retained earnings	925,763	(15,667)	125,317	1,035,413
Total	**1,576,850**	**(15,667)**	**125,317**	**1,686,500**

The share capital did not change in the audited year.

8. Share capital – ownership structure

The share capital comprises the capital corresponding to the value specified in the Articles of Association and entered in the court register and capital from the hyperinflationary revaluation of share capital.

As at 31 December 2007, the Company's shareholders were:

Shareholder	Number of shares held	Par value of shares held	Type of shares held	Votes (%)
Orbis S.A.	20,955,773	41,911,546	ordinary	45.48
BZ WBK AIB Asset Management S.A.	8,459,267	16,918,534	ordinary	18.36
Commercial Union OFE BPH CU WBK	2,338,652	4,677,304	ordinary	5.08
Pioneer Pekao Investment Management S.A.	2,332,876	4,665,752	ordinary	5.06
Other shareholders	11,990,440	23,980,880	ordinary	26.02
	46,077,008	**92,154,016**		**100.00**

After the end of the financial year, BZ WBK AIB Asset Management S.A. announced the acquisition of new shares in Orbis S.A. shares up to 9,377,690 thus increasing its share in the number of votes to 20.35%.

9. Long-term liabilities

As at 31 December 2007 long-term liabilities amounted to PLN 283,791 thousand and they dropped by PLN 42,138 thousand (i.e. 12.9%) compared to the previous year. The decrease was mainly due to fall of PLN 38,972 thousand in the balance of loans.

IV. Discussion of financial statement components (cont.)

10. Assets put up as collateral for the benefit of third parties

Property, plant and equipment with the net value of PLN 520,668 thousand constitute collateral for borrowings and loans received.

In the opinion of the Company's Management, the Company may fully dispose of the above mentioned assets.

Income statement for the year ended 31 December 2007

11. Other operating income and expenses

Other operating income amounted to PLN 114,533 thousand and increased by PLN 45,405 in comparison with the previous year. The increase was mainly due to an increase of PLN 30,237 thousand in the gains on disposal of non-financial, non-current assets as well as due to dividends received amounting to PLN 15,821 thousand.

Other operating expenses amounted to PLN 10,854 thousand, and they were lower by PLN 7,033 thousand compared with the previous year. The decrease is mainly due to the completion of the employment restructuring process in the Company and of the establishment of provisions for this purpose (in 2006 the value of this provision amounted to PLN 5,752).

V. Independent registered auditor's statement

(a) The Management Board of the Company provided all the information, explanations, and representations required by us in the course of the audit and provided us with a representation letter confirming the completeness of the information included in the accounting records and the disclosure of all contingent liabilities and significant post-balance-sheet events which occurred up to the date on which that letter was signed.

(b) The scope of the audit was not limited.

(c) The Company had up-to-date documentation of its accounting policies, approved by the Management Board. The Company's accounting policies were tailored to its needs and ensured the identification of all events with a material effect on the assessment of its financial position and results, taking into consideration the prudence principle. There were no changes to the accounting policies compared with the previous year.

(d) The closing balances as at the end of the previous year were correctly brought forward as the opening balances of the current financial year in all material respects.

(e) We have assessed the operation of the accounting system. Our assessment covered in particular:
- the accuracy of the documentation relating to business transactions;
- the fairness, accuracy and verifiability of the accounting records, including computerized accounting records;
- the methods used for controlling access to data and computerized data processing systems;
- the safeguarding of accounting documentation, accounting records and the financial statements.

This assessment, together with our verification of the individual items of the financial statements, provides the basis for expressing a general, comprehensive opinion on the truth and fairness of these financial statements. Our audit was not aimed at providing a comprehensive opinion on the operations of the said system.

(f) Except for the issue raised in the registered auditor's opinion, the additional notes and explanations present all the material information required by the IFRS, as adopted by the European Union.

(g) The Directors' Report takes account of the requirements of the Decree of the Minister of Finance of 19 October 2005 on current and periodic information to be prepared by issuers of securities.

The financial information presented therein is consistent with that presented in the financial statements.

(h) The counts of assets and equity and liabilities were carried out and reconciled in accordance with the Accounting Act, and their results were recognised in the books of account for the audited year.

(i) The financial statements for the previous year were audited by PricewaterhouseCoopers Sp. z o.o. The registered auditor issued a qualified opinion, with the qualification relating to the recognition of the right to perpetual usufruct of land.

V. Findings of the independent auditor (continued)

(j) The Company's financial statements as at and for the year ended 31 December 2006 were approved by Resolution No 2 of the General Shareholders' Meeting dated 28 June 2007, and filed with the National Court Register in Warsaw on 3 July 2007 and published in *Monitor Polski B* No 1815 on 13 November 2007.

VI. Final information and comments

This report has been prepared in connection with our audit of the financial statements of Orbis S.A., Warsaw, ul. Bracka 16. The audited financial statements comprise:

(a) the balance sheet as at 31 December 2007, showing total assets and equity and liabilities of PLN 2,260,089 thousand;

(b) the income statement for the year ended 31 December 2007, showing a net profit of PLN 125,317 thousand;

(c) the statement of changes in equity for the year ended 31 December 2007, showing an increase in the equity of PLN 109,650 thousand;

(d) the cash flow statement for the year ended 31 December 2007, showing net cash inflows of PLN 23,573 thousand;

(e) additional information regarding adopted accounting principles, as well as notes and explanations.

The financial statements were signed by the Company's Management Board on 17 April 2008. This report should be read in conjunction with the Independent Auditor's Opinion to the Shareholders and the Supervisory Board of Orbis S.A. signed on 17 April 2008. The opinion is a general conclusion drawn from the audit and involves assessing the materiality of individual audit findings rather than being a sum of all the evaluations of individual financial statement components. This assessment takes account of the impact of the facts noted on the truth and fairness of the financial statements as a whole.

Person acting on behalf of PricewaterhouseCoopers Sp. z o.o. and conducting the audit:

Andrzej J. Konopacki
Board Member
Registered Auditor
No. 1750/287

Registered Audit Company
No. 144

Warsaw, 17 April 2008

ORBIS S.A.

Separate financial statements

as at December 31, 2007

Orbis

The Separate Financial Statements of Orbis S.A.
for the period
from January 1, 2007 to December 31, 2007

Warsaw, April 17, 2008

TABLE OF CONTENTS

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at December 31, 2007

Assets	Note	balance as at Dec. 31, 2007	balance as at Dec. 31, 2006
Non-current assets		**2 108 621**	**2 033 051**
Property, plant and equipment	9	1 528 023	1 499 872
Intangible assets	10	1 412	1 052
Investment in subsidiaries and associates	11, 12, 13	484 007	470 085
Available-for-sale financial assets	16	0	31
Investment property	18	94 627	61 459
Other long-term investments	19	552	552
Current assets		**151 468**	**157 120**
Inventories	20	4 907	4 937
Trade receivables	21	26 847	23 023
Income tax receivables	21	533	786
Other short-term receivables	21	82 518	75 124
Financial assets at fair value through profit or loss	22	6 986	0
Cash and cash equivalents	23	29 677	53 250
Total assets		**2 260 089**	**2 190 171**

(all amounts are quoted in PLN thousands, unless otherwise stated)

as at December 31, 2007

Shareholders Equity and Liabilities	Note	balance as at Dec. 31, 2007	balance as at Dec. 31, 2006
Shareholders' equity	24	**1 686 500**	**1 576 850**
Share capital		517 754	517 754
Other capital		133 333	133 333
Retained earnings		1 035 413	925 763
Non-current liabilities		**283 791**	**325 929**
Borrowings	25	186 333	225 305
Deferred income tax liability	5	63 817	69 855
Provision for pension and similar benefits	28	33 641	30 769
Current liabilities		**289 798**	**287 392**
Borrowings, of which:	25	183 951	184 297
- borrowings from related entities		143 071	142 804
Trade payables	27	54 916	54 183
Current income tax liabilities	27	7 999	1 170
Other current liabilities	27	35 866	36 385
Provision for pension and similar benefits	28	5 965	4 769
Provisions for liabilities	26	1 101	6 588
Total equity and liabilities		**2 260 089**	**2 190 171**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for twelve months ended on December 31, 2007

	Note	2007	2006
Net sales of services	4.1	635 465	586 965
Net sales of products, merchandise and raw materials	4.1	2 459	3 046
Cost of services, products, merchandise and raw materials sold	4.3	(455 409)	(432 863)
Gross profit on sales		**182 515**	**157 148**
Other operating income	4.2	114 533	69 128
Distribution & marketing expenses	4.3	(39 873)	(41 339)
Overheads & administrative expenses	4.3	(104 091)	(99 123)
Other operating expenses	4.5	(10 854)	(17 887)
Net impairment reversal	4.2	26 092	27 041
Operating profit		**168 322**	**94 968**
Finance income	4.6	51	48
Finance expenses	4.6	(20 250)	(20 601)
Profit before tax		**148 123**	**74 415**
Income tax expense	5	(22 806)	(11 320)
Net profit for the year		**125 317**	**63 095**
Earnings per ordinary share (in PLN)			
Basic/diluted earnings per share attributable to the equity holders of the Company	7	2,72	1,37

Total profit for the year relates to continued operations.

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for twelve months ended on December 31, 2007

	Note	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2006					
Balance as at January 1, 2006		**517 754**	**133 333**	**878 335**	**1 529 422**
- profit for the year		0	0	63 095	**63 095**
Total recognised income		**0**	**0**	**63 095**	**63 095**
- dividends		0	0	(15 667)	**(15 667)**
Balance as at December 31, 2006	24	**517 754**	**133 333**	**925 763**	**1 576 850**
Twelve months ended on December 31, 2007					
Balance as at January 1, 2007		**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the year		0	0	125 317	**125 317**
Total recognised income		**0**	**0**	**125 317**	**125 317**
- dividends		0	0	(15 667)	**(15 667)**
Balance as at December 31, 2007	24	**517 754**	**133 333**	**1 035 413**	**1 686 500**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for twelve months ended on December 31, 2007

	Note	2007	2006
OPERATING ACTIVITIES			
Profit before tax		**148 123**	**74 415**
Adjustments:		**(21 121)**	**45 359**
Depreciation and amortization	4.3	111 791	109 793
Interest and dividends		(20 171)	(4 357)
Profit on investing activities		(69 485)	(36 852)
Change in receivables	35	(16 775)	(7 820)
Change in liabilities, excluding borrowings	35	1 198	9 410
Change in provisions	26	(1 419)	1 330
Change in inventories	20	30	758
Other adjustments	35	(26 290)	(26 903)
Cash from operating activities		**127 002**	**119 774**
Income tax paid/reimbursed		(21 762)	(10 037)
Net cash flow from operating activities		**105 240**	**109 737**
INVESTING ACTIVITIES			
Proceeds from sale of property, plant and equipment and intangible assets		89 005	41 801
Proceeds from sale of investment property		3 375	0
Proceeds from sale of shares in related entities		1 210	0
Proceeds from sale of short-term securities		32 460	245 416
Interest received		1 618	1 955
Dividends received		38 065	22 079
Other income from financial assets		2 419	20 217
Purchase of property, plant and equipment and intangible assets		(172 454)	(154 371)
Purchase of related entities		(167)	(13 838)
Purchase of short-term securities		(39 359)	(225 110)
Loans granted to related parties		(10 000)	(18 400)
Net cash used in investing activities		**(53 828)**	**(80 251)**
FINANCING ACTIVITIES			
Proceeds from borrowings		0	62 000
Repayment of borrowings		(39 594)	(39 593)
Interest payment		(19 365)	(18 760)
Dividends paid to Shareholders		(15 667)	(15 667)
Other financial cash flow		(359)	(459)
Net cash used in financing activities		**(74 985)**	**(12 479)**
Change in cash and cash equivalents		**(23 573)**	**17 007**
Cash and cash equivalents at the beginning of period		**53 250**	**36 243**
Cash and cash equivalents at the end of period		**29 677**	**53 250**

The notes on pages 9-62 form an integral part of these financial statements

1. BACKGROUND

1.1 GENERAL INFORMATION

The attached financial statements present the financial data of Orbis S.A. (hereinafter the "Company") with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, entered into the Register of Businesses maintained by the District Court in Warsaw, XII Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company employing 3.4 thousand people and operating a network of 42 hotels (8 396 rooms as at December 31, 2007) in 27 major cities, towns and resorts in Poland and it manages two other hotels. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands. Additionally, the Company is the owner of 3 hotels of the Etap brand, which are operated by its subsidiary Hekon-Hotele Ekonomiczne S.A.

These financial statements concern a single business entity. The Company prepares the consolidated financial statements for its Group.
The items included in the financial statements of the Company are recognized in the currency of the primary economic environment in which the Company operates (in the "functional currency"). The financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Company.

All financial figures are quoted in PLN thousand, unless otherwise stated.

1.2 STATEMENT OF COMPLIANCE

An Extraordinary General Shareholders' Meeting of Orbis S.A. was held on February 10, 2005. The General Shareholders' Meeting passed a resolution on the preparation of financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005.
The attached annual financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements.
With regards to the accounting for rights obtained to perpetual usufruct of land, the Company's Management Board has examined the various interpretations of IAS 17 which are available on the market and concluded that the rights to perpetual usufruct of land obtained as a result of administrative decisions should be recognized in the balance sheet in the amounts determined by an independent valuation.

The Company's hotel properties also include land (i.e. cash generating units) because land is necessary to generate the hotels' results and cash flows. Hence, land constitutes part of the fair value of the real estate.

Certain rights to perpetual usufruct of land were purchased by the Company and initially recognized at purchase price (at market value). The Company received other rights from the state as part of the hotel properties. At the purchase date, the Company did not divide the value of properties received into components but presented the entire amount under the „Buildings and structures" item of tangible assets and applied the depreciation rate corresponding to the useful life of the building.

Whilst it cannot be stated that the rights to perpetual usufruct of land were transferred to Orbis S.A. free-of-charge, it can be stated that it was not possible to determine the value of land contained in the aggregate price equal to the value of shares issued by Orbis S.A. and transferred to the State in exchange for the assets because there was no active market for this type of assets at that time.

The value of rights obtained to perpetual usufruct of land recognized in the balance sheet amounted to PLN 371 023 thousand as at December 31, 2007, and to PLN 386 537 thousand as at December 31, 2006.

The value of the deferred income tax liability amounted to PLN 70 494 thousand as at December 31, 2007 and PLN 73 442 thousand as at December 31, 2006.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.3 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements present the balance sheet figures as at December 31, 2007 and comparative figures as at December 31, 2006, the statement of changes in equity for 2007 and 2006, the income statement and cash flow statement covering figures for 2007 and comparative figures for 2006, as well as the explanatory notes to the above mentioned financial statements.

The financial statements have been prepared on the assumption that Orbis S.A. will continue as a going concern. The Management Board of Orbis S.A. is of the opinion that as at the date of these financial statements, there are no circumstances which would indicate a threat to the Company's continuing in operation in the foreseeable future.

These financial statements were approved by the Management Board on April 17, 2008.

The Company prepares the consolidated financial statements of the Orbis Group in accordance with the IFRS adopted by the European Union. The consolidated financial statements are available at the www.orbis.pl/ir site. The separate financial statements should be read together with the consolidated financial statements of the Orbis Group for the period from January 1 to December 31, 2007 in order to gain a comprehensive insight into the financial standing and financial results of the entire Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF ORBIS S.A.

2.1.1 Interests in subsidiaries, affiliates and associates

Interests and shares in subsidiaries and associates of Orbis S.A. are reported at cost, less impairment.

Changes in the value of presented interests due to impairment are reported directly in the financial result, in the Finance income and costs line.

2.1.2 Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, using the following methodology:

- sales of foreign currency and payment of receivables – at the foreign currency purchase rate applicable by the bank which provides services to the Company;
- purchase of foreign currency and payment of liabilities – at the foreign currency sales rate applicable by the bank which provides services to the Company;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of year-end exchange rates of monetary assets and liabilities are recognized in the income statement.

2.1.3 Property, plant and equipment

Property, plant and equipment are initially recognized at cost of purchase or manufacture.

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation charges and impairment.

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the agreement for perpetual usufruct.

Rights to perpetual usufruct of land acquired from the local administrative authorities free-of-charge as a result of administrative decisions are recognized in the financial statements for the first time at fair value, based on an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for a maximum period of 99 years. The approach applied is substantiated in point 1.2 of the "Background" to these financial statements.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

In case a part of the PP&E is replaced, the cost of the replacement part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet irrespective of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of new, and reconstruction of existing hotel buildings, and related exchange differences, less income from foreign exchange gains, are recognized directly in the income statement at the time at which they were incurred.

Depreciation commences at the date an asset becomes available for use. Depreciation is completed when an asset is designated for sale in accordance with IFRS 5, or eliminated from the balance-sheet.

Gains and losses on the disposal of property, plant and equipment amounting to the difference between proceeds from the sale and the carrying amount of the disposed tangible asset are recognized in the income statement.

Assets under construction are measured at cost. In the event that an asset under construction is impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

The Company recognizes borrowing costs in accordance with the benchmark treatment, i.e. as an expense in the period in which they are incurred.

Land is not depreciated. Depreciation on currently used components of non-current assets is calculated using the straight-line method over the estimated useful lives of the given component for newly-received PP&E, as follows:

Rights to perpetual usufruct of land – to 99 years
Buildings and structures – from 30 to 50 years,
Building components – from 7 to 25 years,
Civil and marine engineering objects – to 20 years,
Plant and machinery – from 2 to 25 years,
Vehicles – from 4 to 5 years,
Tools, devices and equipment – from 5 to 15 years.

2.1.4 Intangible assets

2.1.4.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of identifiable assets, liabilities and contingencies of the acquired entity at the date of acquisition.

Gains and losses on the disposal of a subsidiary or associate include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortized but is tested annually for impairment and whenever there are indications that the entity to which goodwill is attributed may have been impaired, an impairment loss is recognized.

Goodwill is carried in the balance sheet at cost less impairment losses. Possible impairment is recognized in the income statement and is not reversed in subsequent periods.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.1.4.2 Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated amortization charges calculated in accordance with rates reflecting their useful lives and net of impairment.

The method of amortization, as well as the annual rate of amortization reflecting the anticipated useful life of a given assets component are determined as at the date of acquisition of an intangible asset.

The Company does not carry out any research or development. The costs of creating the WWW pages are recognized in expenses by nature, i.e. in marketing costs.

Amortization is calculated on a straight-line basis over the estimated useful life of a given asset component, i.e.:

Costs of completed development – 3 years,
Permits, patents, licenses and similar – from 2 to 5 years,
Copyright and related proprietary rights – 2 years.

2.1.5 Impairment of assets

Goodwill is not amortized but it is tested annually for impairment and whenever events or circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

At each balance sheet date, the Company assesses whether there are any indications that any of the assets components may have been impaired. Property, plant and equipment, as well as goodwill are tested for impairment by testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36.

With regards the valuation of goodwill and tangible assets at the disposal of the Head Office of Orbis S.A., the entire company is regarded to be a cash-generating unit.

According to IAS 36.23, in some cases estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Company decided to apply the method based on EBITDA as it is the method widely used in hotel industry.

The Company has adopted the EBITDA value (i.e. operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of the hotel for the purposes of an impairment test. The adopted EBITDA value is the average of the current and last two years' value. The established EBITDA value is further multiplied depending on the hotel's brand and its geographical location in accordance with the table below. The coefficient is subject to adjustment, if necessary due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the whole of the economy, which has an impact on the results attainable for the hotel market. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5. As at December 31, 2007 the Company applied a cyclic component of 0.7.
The amount thus established is weighed against the income that could be generated in the event of the sale of each of the cash-generating units, based on the minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market or land value and rights to perpetual usufruct of land on which the hotel in located, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than

the value of the proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the value of the market value or the said coefficient.
In a situation, in which there are indications that EBITDA does not fully present the hotel's real potential, the DCF method may be used for valuation. For example, this concerns newly-opened hotels or hotels which have been thoroughly modernized.

At each balance sheet date, the Company assesses whether there are indications that an impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is unnecessary or should be reduced. The Company assumes that a growth in EBITDA by more than 20% as compared to the preceding period represents one of the indications of a possible reduction in the impairment loss.

Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of an impairment loss should not exceed the amount that would have been determined had there had been no impairment.

2.1.6 Leases

Leases are classified as finance leases where the terms and conditions of an agreement transfer substantially transfer all the risks and rewards of an asset to the lessee. Leases in which a significant portion of the risks and rewards are retained by the lessor (the financing party) are classified as operating leases.

2.1.6.1 Finance lease

Assets used under a finance lease are treated as assets of the Company and measured at their fair value at the date of the inception of the lease, which is not higher however than the present value of the minimum lease payments.

Lease payments are allocated between finance expenses and decreases in the balance of lease liabilities so that the effective interest rate relating to the outstanding portion of the liability remains the same. Finance expenses are recognized directly in the income statement.

Tangible assets acquired under finance leases are depreciated, in accordance with principles of depreciation of the Company's non-current assets over the shorter of the useful life of the asset or the lease term.

In the event that assets are transferred to be held under finance lease, the present value of lease payments is recognized in receivables.

2.1.6.2 Operating lease

Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Rewards due and received as an incentive to execute an operating lease are recognized in the income statement on a straight-line basis over the term resulting from the lease.

Where the specific terms of the lease indicate that lease payments will be calculated progressively over the term of the lease, annual payment instalments are linearized.

2.1.7 Investment property

Investment property is defined as property treated as a source of income from rentals or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Company measures investment property at historical cost less depreciation charges and impairment, if any.

Investment property is subject to an annual impairment review which is also designed to identify events or changes indicating that the carrying amount may not be recoverable.

Depreciation is calculated on the straight-line basis throughout the estimated useful life of a given assets component i.e.:

Rights to perpetual usufruct of land – to 99 years;
Buildings and structures – from 30 to 50 years,
Civil and marine engineering objects – to 20 years,

2.1.8 Other long-term investments

Other long-term investments include assets acquired by the Company to derive economic benefits. Presently this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost or purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are carried at the revalued amount. With regards to works of arts, the revalued amount is determined on the basis of specialist catalogues.

2.1.9 Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average cost is applied to measure the consumption of materials, raw materials and packaging.

As at the balance sheet date, inventories are stated at the lower of cost and net selling price. The net selling price is the estimated selling price realizable in the ordinary course of business, less applicable variable selling expenses.

If an event resulting in impairment of inventories occurs in the financial year, inventories are written down. When the circumstances that previously caused inventories to be written down to below the cost of purchase or manufacture no longer exist, the amount written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the revalued net realizable value. Such a reversal of a write-down is included in the income statement.

2.1.10 Receivables and payables

As at the date of their initial recognition in the accounts, receivables and payables, save for those resulting from financial instruments and borrowings received, are measured at fair value. Subsequently, they are measured at amortized cost, using the effective interest rate, less impairment. Impairment loss of trade receivables is established when there is objective evidence that the Company will not be able to collect all the amounts due. The amount of impairment is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of impairment is recognized in expenses in the income statement.

Trade and other payables are recognized at amortized cost.

2.1.11 Borrowings

Borrowings are initially recognized at their fair value, net of the transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds from the transaction (less transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

2.1.12 Financial instruments

2.1.12.1 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- Available-for-sale financial assets. A financial asset is classified as available-for-sale if acquired principally for the purpose of selling in the short term,
- financial assets designated as carried at fair value through profit or loss at inception.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Company classifies investments in securities to this category.

Assets are initially recognized on trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when a financial assets component has been transferred together with all the risks and rewards of ownership of the assets component.

Financial assets valued at fair value through profit or loss are initially - and also subsequently at the balance sheet date -recognized at fair value.

2.1.12.2 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or available for sale.

Assets are initially recognized on trade date at fair value plus transaction costs, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when a financial asset's component has been transferred together with all the risks and rewards of ownership of the asset's component.

As at the date of the initial recognition, these assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost using the effective interest method.

2.1.12.3 Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables and assets held to maturity.

Assets are initially recognized on trade date and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when financial assets component has been transferred together with all the risks and rewards of ownership of the assets component.
As at the date of the initial recognition, these assets are measured at fair value, plus transaction costs, while as at the balance sheet date they are recognized at fair value less impairment, directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the assets component are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined, these assets are measured at cost, net of impairment, and the effects of measurement are recognized in the profit or loss.

2.1.12.4 Derivatives

Derivative financial instruments are recognized at the date when the Companies become a party to a binding agreement.
The Company uses derivative financial instruments to reduce the risk arising from changes in foreign exchange rates. These instruments do not represent hedging instruments.

As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with a fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.
Gains and losses from derivative financial instruments are recognized respectively in finance income or expenses, and as cash flows from operating activities in the cash flow statement.

2.1.12.5 Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of the cash flows generated under the contract vary in a way similar to a stand-alone derivative. They represent part of the so-called host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related,
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

2.1.13 Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at call with banks, other short-term liquid investments with maturity of three months or less, funds transferred to the bank under repo transactions with maturity not exceeding 3 months and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

2.1.14 Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

2.1.14.1 Current income tax

The current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, together with any tax adjustments for preceding years.

Balances of deferred income tax with companies comprise the tax group are presented in Income tax receivables and Income tax liabilities.

2.1.14.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower tax depreciation rate for tax purposes than for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized foreign exchange losses,
- created provisions for anticipated liabilities, as well as accruals which are certain to generate a tax cost at the time of their use,
- impairment losses in respect of assets that have already been recognized, but that in the future would reduce the taxation base.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and, in the event that expected future taxable profit is insufficient to realize a part or the entire asset's component, it is reduced accordingly.

The deferred income tax liability is recognized on positive temporary differences in an amount equal to the income tax payable in the future.

The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,
- reporting income on unpaid interest on granted loans or other financial assets,
- accrued unrealized foreign exchange gains,
- assets revaluation of assets up to the fair value exceeding their acquisition value,
- recognition of rights to perpetual usufruct of land received free-of-charge.

The amount of the deferred income tax asset and liability is determined, as at the balance sheet date, as the sum of temporary differences (positive and negative, accordingly) multiplied by the income tax rate that is expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax arising on income and expenses posted directly to equity is also posted to this equity. In the case of business combinations, recognized deferred income tax assets and deferred income tax liability exert an impact on goodwill or surplus of the acquirer's share in the fair value of net identifiable assets, liabilities and contingent liabilities of the acquiree over the cost of the business combination.

2.1.14.3. Tax Group

In accordance with the current tax legislation, companies have the right to form a Tax Group.

A Tax Group comprises the parent company and other tax group members. In a Tax Group, individual companies cease to be taxpayers. The status of taxpayer is transferred to the Tax Group. It was agreed that in the Tax Group the Orbis company acts as the tax representative.

Corporate income tax is calculated by each of the companies in the Tax Group, and then consolidated and remitted to the Tax Office by the tax representative. The tax is recognized in the individual income statements and cash flows of the companies in the tax group according to their calculations.

As the group tax representative, Orbis S.A. has income tax receivables/payables with both the Tax Office and the remaining companies in the Tax Group. These receivables/payables within the Tax group are presented in separate financial statements of the Tax Group members under Income tax receivables/liabilities.

If Orbis S.A. fails to comply with its obligations as tax representative, the Tax Office has the right to call on each of the remaining Tax Group companies to settle the tax liabilities of the Group.

A Tax Group enables companies to reduce their administrative expenses relating to tax settlements and to offset the current tax losses of loss-incurring companies against the tax profits of other companies in the Tax Group, thus decreasing the overall taxation burden of the whole Tax Group. The benefits of such offset are distributed among the group companies in accordance with an agreement between the group members, and reduce their respective tax burdens.

Deferred income tax assets and liabilities are compensated by the Tax Group.

Tax losses incurred by companies forming a Tax Group in prior years before its inception cannot be used by the Tax Group during its existence.

The Orbis Tax Group includes: Orbis S.A., Hekon Hotele Ekonomiczne S.A., PBP Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o.

2.1.15 Employee benefits

2.1.15.1 Pension obligations

The Company only has defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by employees in the current period and in prior years.

Under the defined contribution plans, the Company pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Company does not have any further obligations. Contributions are recognized as employee benefit expenses at the time of their maturity.

2.1.15.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

2.1.15.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under binding regulations and collective agreements are calculated in amounts determined by an actuary. The provision is revalued semi-annually.

2.1.16 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.
Provisions are created and classified depending on the reason for which they were created; the following groups may be distinguished:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under issued guarantees, sureties and results of pending litigation,
- restructuring provisions.

Provisions are recognized based on decision by the Management Board. Restructuring provisions require an approved and communicated restructuring plan.

No provisions are recognized for future operating losses.

Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in other operating expenses/income.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations is small.

Provisions are measured at the present value of expenditures, estimated in accordance with the best knowledge of the Company's management, required to settle the obligation as at the balance sheet date. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.1.17 Contingencies

A contingent liability is:

- a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of Company, or
- a present obligation that arises from past events but which is not recognized because:
  - an outflow of benefits to settle that obligation is not likely,
  - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events which are not within the control of the Company.

2.1.18 Equity

The share capital of Orbis S.A. is stated at the value laid down in Statutes and entered in the court register appropriately adjusted to reflect the effects of hyperinflation.

Other capital comprises the share premium, as well as the effects of valuation of available-for-sale financial assets.

2.1.19 Retained earnings

Retained earnings include profit/loss from past years, the net financial result of the current year and profits transferred to equity subject to limited distribution created in accordance with the provisions of the Commercial Companies' Code in force in Poland. As at December 31, 2007 and December 31, 2006, profits subject to limited distribution totalled PLN 55 341 thousand.

2.1.20 Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales taxes. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided in proportion to the total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less discounts, tax on goods and services and other sales taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

2.1.21 Finance expenses

Finance expenses include interest on borrowings, exchange differences on borrowings and losses from derivatives recognized in the income statement.

All interest and other incurred costs related to borrowings are recognized as finance expenses in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

2.1.22 Net financial result

In the Orbis S.A., the net financial result is an outcome of:

- operating profit (loss):
  - gross profit (loss) on sales – profit (loss) from operating activities,
  - profit (loss) from other operating activities,
- financial operations,

- obligatory charges on the financial result on account of income tax payable by the Company and equivalent payments due by virtue of separate regulations.

The result on operating activities constitutes the difference between income and expenses related to the Company's principal activities.

The result on other operating activities represents the difference between income and expenses indirectly related to operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of output tax, arising from a tax return form for the current period. In accordance with Polish regulations, in 2007 the Company calculates their corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result of the period.

2.1.23 Dividend distribution

Dividend distribution to shareholders is recognized as a liability in the Company's financial statements in the period in which the dividends were approved by the General Shareholders' Meeting of the Company.

The financial statements present the figures for the distribution of the Company's profit for the financial year ended December 31, 2006 approved by the General Meeting of Shareholders held on June 28, 2007.

2.1.24 Segment reporting

Orbis S.A. has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The Company's operations are concentrated on one business segment – Hotels & Restaurants – provision of hotel and catering services along with ancillary services. The Company operates in one geographical region, i.e. in Poland.

Business segments have been identified on the basis of core business operations of the Company according to the Polish Classification of Business Activity (PKD).

Segment revenue is revenue from sales to external clients or from inter-segment transactions, reported in the income statement, that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment expenses are expenses resulting from the operating activities of a segment that are directly attributable to the segment, and the portion of other expenses that can be allocated to the segment on a reasonable basis.

Segment expenses include in particular:

- cost of services, products, merchandise and raw materials sold,
- distribution and marketing expenses.

Segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expenses of associates consolidated under the equity method, as well as the deduction of minority interest.

Segment assets represent assets posted to operating activities and:

- used by a segment in its operating activities,
- directly attributable to the segment or that can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax or assets used in the general operations of a company.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

2.2. CRITICAL ESTIMATES AND ASSUMPTIONS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) *Estimated impairment of property, plant and equipment and investment property*
As at the balance sheet date, the Company assesses whether there are any indications that an assets component may have been impaired. The recoverable amount of individual cash generating units is assessed using the methods described in note 2.1.5.

(b) *Estimated provision for post-employment benefits*
Provisions for jubilee awards and termination benefits are measured using actuarial method. Changes in the discount rate and a change in the rate of long-term growth in wages and salaries have an impact on the estimated amount. When computing the provisions, an actuary performs a sensitivity analysis of the impact of the discount rate and planned growth in benefit assessment bases. Details of the analysis are presented in note 28 to these financial statements.

(c) *Estimated provision for restructuring*
In 2005, the Company began the process of reorganization of its structure. The indispensable amount of the provision for staff costs related to the restructuring process is estimates based on the computation of the amount of an average termination benefit. Changes in this value have an influence on the estimated provisions.

(d) *Estimated useful lives*
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is reviewed periodically.

2.3 CHANGES IN ACCOUNTING POLICIES

The accounting policies did not change in 2007 in relation to the financial statements as at December 31, 2006.

2.4 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

2.4.1 The following amendments to the standards, as well as interpretations affecting the Company's financial statements entered into force in 2007:

a) IFRS 7 "Financial Instruments: Disclosures"

IFRS 7 was published by the International Accounting Standards Board on August 18, 2005 along with an additional amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures". IFRS 7 is binding for annual periods beginning on or after January 1, 2007. It introduces new requirements concerning disclosure of financial instruments and replaces IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and certain requirements of IAS 32 "Financial Instruments: Disclosure and Presentation".

The Company prepared financial statements in compliance with the new requirements concerning disclosure of such information.

(all amounts are quoted in PLN thousands, unless otherwise stated)

b) Amendments to IAS 1 "Presentation of Financial Statements - Capital Disclosures"

This amendment should be applied for annual periods beginning on or after January 1, 2007. It supplements IFRS 7 – "Financial Instruments: Disclosures", and introduces requirements concerning the disclosure by all the entities of:

- the entity's objectives, policies and processes for managing capital,
- description of components of managed capital,
- quantitative data about what the entity regards as capital,
- whether the entity has complied with any capital requirements, and
- if it has not complied, the consequences of such non-compliance.

The Company prepared its financial statements in compliance with the new requirements concerning disclosure of such information.

c) IFRIC 10 "Interim Financial Reporting and Impairment"

IFRIC 10 was published by the International Financial Reporting Interpretations Committee on July 20, 2006 and is binding for annual periods beginning on or after November 1, 2006. The interpretation clarifies whether impairment losses on goodwill, investment in an equity instrument and a financial asset carried at cost, recognized in an interim report as at the balance sheet date may be reduced or reversed, if, as at a subsequent balance-sheet date - in the interim or annual financial statements - there are circumstances indicating that the reasons for former recognition of the impairment loss ceased to prevail.

The Company prepared its financial statements in compliance with the new requirements concerning disclosure of such information.

The effect of application by the Group of the above interpretation is insignificant.

2.4.2 The following standards, amendments to the standards, as well as interpretations were published but did not come into force as at the date of these financial statements:

a) Amendments to IAS 23 "Borrowing costs"

This amendment should be applied for annual periods beginning on or after January 1, 2009. The major difference compared with the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

The Company will comply with the above-described amendment to the standard, however the date of implementing and its impact on the financial statement have not yet been considered.

Amendment to IAS 23 had not been endorsed by the European Commission as at the date of these financial statements.

b) IFRS 8 "Operating Segments"

IFRS 8 was published by the International Accounting Standards Board on November 30, 2006 and is binding for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 "Segment Reporting". This standard defines new requirements as regards disclosures on operating segments, and disclosures on products, services and geographical areas in which business activities are conducted, as well as key clients. The IFRS 8 requires the "management approach" to reporting of segment result.

The Company will comply with the above-described amendment to the standard starting from its effective date, i.e. from January 1, 2009 and thereafter.

(all amounts are quoted in PLN thousands, unless otherwise stated)

c) IFRIC 11 "Group and Treasury Share Transactions"

IFRIC 11 was published by the International Financial Reporting Interpretations Committee on November 2, 2006 and is binding for annual periods beginning on or after March 1, 2007. The interpretation contains guidelines concerning:

- application of IFRS 2 "Share-Based Payment" for share-based payments involving two or more related parties, and
- accounting approach in the following instances:
  - an entity grants to its employees the right to its equity instruments that may or must be repurchased from a third party to settle an obligation towards its employees,
  - an entity or its owner grants to the entity's employees the right to equity instruments of this entity and these instruments are supplied by the owner of the entity.

This interpretation will not affect the Company's financial statements.

d) IFRIC 12 "Service Concession Arrangements"

IFRIC 12 was published by the International Financial Reporting Interpretations Committee on November 30, 2006 and is binding for annual periods beginning on or after January 1, 2008. The interpretation contains guidelines concerning application of existing standards by entities involved in service concession arrangements between the public and private sectors. IFRIC 12 concerns arrangements whereby the grantor controls the services to be provided by the operator with the use of infrastructure, to whom the services are provided and for what price.

IFRIC 12 had not been adopted by the European Union as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

e) IFRIC 13 "Customer Loyalty Programs"

IFRIC 13 was published by the International Financial Reporting Interpretations Committee on June 27, 2007 and is binding for annual periods beginning on or after July 1, 2008. The interpretation contains guidance concerning the accounting treatment of relating to loyalty programs implemented by a company for its customers, e.g., loyalty cards or point-awarding programs. In particular IFRIC 13 indicates the correct recognition of liabilities resulting from the necessity of provide products or services free-of-charge or for a discount to customers who use the "points" they have earned.

IFRIC 13 had not been adopted by the European Commission as at the date of these financial statements.

The Company will apply the above interpretation from the date of its coming into force, i.e., from January 1, 2009.

f) IFRIC 14 „The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"

IFRIC 14 was published by the International Financial Reporting Interpretations Committee on July 9, 2007 and is binding for annual periods beginning on or after January 1, 2008. The interpretation contains guidance on how to determine the limit placed by IAS 19 on the amount of a surplus of the plan assets over the present value of the liability in respect of a defined benefits plan which can be recognized as an asset. Moreover IFRIC 14 explains how the statutory or contractual minimum funding requirements can influence the amount of an asset or a liability in respects of a defined benefits plan.

IFRIC 14 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

g) IAS 1 Amendment „Presentation of Financial Statements - Capital Disclosure"

Amended IAS 1 was published by the International Financial Reporting Interpretations Committee on September 6, 2007 and is binding for annual periods beginning on or after January 1, 2009. The amendment is designed to improve the ability of users of financial statements to analyse and compare the information presented.

Amended IAS 1 had not been adopted by the European Commission as at the date of these financial statements.

The Company will apply the above interpretation from the date of its coming into force, i.e., from January 1, 2009.

h) IFRS 3 (Z) "Business Combinations"

The revised IFRS 3 was published by the International Accounting Standards Board on January 10, 2008, and is binding prospectively for business combinations with acquisition date on or after 1 July 2009. The revisions permit a choice of recognition of non-controlling interests (minority interests) according to fair value or according to the NCI's proportionate share in the fair value of net assets, adjustments to previously recognized assets and liabilities in the acquired entity, which are now recognized at fair value in the profit or loss account, and additional guidelines relating to the acquisition methods, recognition of transaction cost at acquisition date.

Amended IFRS 3 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

i) IAS 27 (Z) „Consolidated and Separate Financial Statements"

The revised IAS 27 was published by the International Accounting Standards Board on January 10, 2008, and is binding for annual periods beginning on January 1, 2009 onwards. The standard requires that effects of transactions with minority shareholders be presented directly within equity, if control over an entity by the former controlling entity was retained. The standard also defines more precisely the accounting treatment in case of loss of control over a subsidiary, i.e. requires remeasurement of the residual holding to fair value, while the difference between fair value and carrying amount is recognized in the profit or loss account.

Amended IAS 27 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

j) Revision of IFRS 2 „Share-Based Payment"

Revision of IFRS 2 was published by the International Accounting Standards Board on January 17, 2008, and is binding for annual periods beginning on January 1, 2009 onwards. The standard was revised as regards two matters: the condition for recognition is the provision of service only and the condition related to the operating performance of an entity. The remaining features of the share-based payments concept are not considered sufficient for payment recognition as share-based payment. According to the standard, accounting treatment of program cancellation by an entity or another party to the transaction should be the same.

Amended IFRS 2 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

k) Revision of IAS 32 „Financial Instruments: Presentation" and IAS 1 „Presentation of Financial Statements"

Revision of IAS 32 and IAS 1 were published by the International Accounting Standards Board on February 14, 2008, and are binding for annual periods beginning on January 1, 2009 onwards. Changes affect the accounting treatment of some financial instruments, which are similar to equity instruments, but are recognized as financial liabilities. According to the standard's new requirements, financial instruments such as puttable financial instruments or instruments imposing upon a company the obligation to make disbursement of a share in its net assets only upon liquidation of the company, upon meting certain conditions, are recognized under equity.

Amended IAS 32 and IAS 1 had not been adopted by the European Commission as at the date of these financial statements.

This interpretation will not affect the Company's financial statements.

3. SEGMENT REPORTING

Orbis S.A. has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The Company operates in one geographical region, i.e. in Poland.

The Company's operations fall within one business segment – Hotels & Restaurants – provision of hotel and catering services with ancillary services.

Business segments have been identified on the basis of the core business operations of the Company according to the Polish Classification of Business Activity (PKD).

The tables below present figures related to revenues, expenses and profits, as well as selected assets and liabilities of the Hotels & Restaurants business segment as at December 31, 2007 and December 31, 2006.

The unallocated corporate expenses and revenues concern those aspects of the Company's operations that are not related to hotel activities. They comprise finance costs and income (including costs of bank borrowings, valuation of derivative instruments and exchange differences on liabilities in foreign currencies), other operating income and expenses, revaluation of non-financial non-current assets, dividends received and interest on loans granted and income and expenses on leased property and income and expenses on trade marks.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. They exclude investments in subsidiaries, affiliates and associates, as well as financial assets, investment property and other investments.

Segment liabilities consist primarily of trade payables and other current liabilities. They exclude borrowings and provisions.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Figures for 2007:

Business segment revenues and expenses are as follows:

	Business segments	Corporate activities	
	Hotels & Restaurants	Unallocated to segments	Total
Segment revenue, of which:	**634 331**	**3 593**	**637 924**
- sales to external clients	634 331	3 593	637 924
Segment expense, of which:	**(494 246)**	**(105 127)**	**(599 373)**
- sales to external clients	(494 246)	(105 127)	(599 373)
Segment result	**140 085**	**(101 534)**	**38 551**
Other revenue		140 676	140 676
Other expense		(31 104)	(31 104)
Income tax		(22 806)	(22 806)
Net profit for the financial year			**125 317**

The table below presents business segment assets and liabilities as at December 31, 2007:

	Business segments	Corporate activities	
	Hotels & Restaurants	Unallocated to segments	Total
Assets	1 634 830	625 259	2 260 089
Gross value of additions to intangible assets in the period	1 304		1 304
Gross value of additions to tangible assets in the period	90 652		90 652
Investment expenditure	154 205		154 205
Depreciation charge	(111 791)		(111 791)
Revaluation of non-financial non-current assets	26 092		26 092
Liabilities	90 782	482 807	573 589

Figures for 2006:

Business segment revenues and expenses are as follows:

	Business segments	Corporate activities	
	Hotels & Restaurants	Unallocated to segments	Total
Segment revenue, of which:	**585 996**	**4 015**	**590 011**
- sales to external clients	585 996	4 015	590 011
Segment expense, of which:	**(473 492)**	**(99 833)**	**(573 325)**
- sales to external clients	(473 492)	(99 833)	(573 325)
Segment result	**112 504**	**(95 818)**	**16 686**
Other revenue		96 217	96 217
Other expense		(38 488)	(38 488)
Income tax		(11 320)	(11 320)
Net profit for the financial year			**63 095**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents business segment assets and liabilities as at December 31, 2006:

	Business segments	Corporate activities	
	Hotels & Restaurants	Unallocated to segments	Total
Assets	1 612 572	577 599	2 190 171
Gross value of additions to intangible assets in the period	1 001		1 001
Gross value of additions toi tangible assets in the period	179 772		179 772
Investment expenditure	156 286		156 286
Depreciation charge	(109 793)		(109 793)
Revaluation of non-financial non-current assets	27 041		27 041
Liabilities	90 568	522 753	613 321

4. INCOME AND EXPENSE

4.1 NET SALES OF SERVICES, PRODUCTS, MERCHANDISE AND RAW MATERIALS

	2007	2006
Net sales of services	635 465	586 965
of which: from related parties	*30 248*	*29 312*
Net sales of products, merchandise and raw materials	2 459	3 046
of which: from related parties	*2 254*	*2 658*
Net sales of services, products, merchandise and raw materials, total	**637 924**	**590 011**

4.2 OTHER OPERATING INCOME

	2007	2006
Gains on disposal of non-financial, non-current assets	67 168	36 931
Gains on disposal of other assets	1 126	637
Grants	22	23
Sales of financial assets at fair value	69	0
Dividends and share of profits *)	38 065	22 243
Interest income on loans granted and receivables	3 300	2 606
Other operating income, of which:	4 783	6 688
release of provisions, of which	334	1 664
- provision for obligations towards employees	17	395
- provision for costs of fees for perpetual usufruct of land	317	675
- prepayments and advances	0	594
derecognition of write-down of outstanding taxes	0	1 120
indemnities received	361	499
adjudge repayments of tax	633	0
costs refund	134	127
reversal of provisions for impairment of assets under construction	0	360
other	3 321	2 918
Other operating income, total	**114 533**	**69 128**

*) As at December 31, 2007 the Company recognized income from dividends from Hekon-Hotele Ekonomiczne S.A. of PLN 32 984 thousand and from Orbis Kontrakty Sp. z o.o. of PLN 5 081 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents Revaluation of non-financial non-current assets:

	2007	2006
Recognition of provisions for impairment of property, plant and equipment	(29 338)	(51 276)
Reversal of provisions for impairment of tangible assets	55 430	78 317
Revaluation of non-financial non-current assets, total	**26 092**	**27 041**

4.3 EXPENSES BY NATURE

	2007	2006
Depreciation and amortization	111 791	109 793
Raw materials and energy	107 578	102 066
External services	128 889	128 021
Taxes and charges	24 637	25 278
Employee benefit expense	206 877	188 552
Other expenses by nature (for)	19 493	19 300
- fee for affiliation with hotel systems	13 540	11 720
- business trips	2 228	1 498
- insurance premiums	1 646	1 692
- provision for impairment of receivables	475	995
- other	1 604	3 395
Total expenses by nature	**599 265**	**573 010**
Distribution & marketing expenses (negative value)	(39 873)	(41 339)
Overheads & administrative expenses (negative value)	(104 091)	(99 123)
Costs of services and products sold	**455 301**	**432 548**
Value of merchandise and raw materials sold	108	315
Cost of services, products, merchandise and raw materials sold	**455 409**	**432 863**

4.4 EMPLOYEE BENEFIT EXPENSE

	2007	2006
Wages and salaries	152 860	144 925
Provision for unused and overdue holidays	239	1 037
Provision for wages and salaries and related parties	1 753	2 270
Provision for jubilee awards and retirement benefit obligations	11 015	3 862
Employee benefits	41 010	36 458
Total employee benefit expense	**206 877**	**188 552**

Provisions for jubilee awards and retirement benefit obligations are presented in the income statement under Overheads & administrative expenses, while provisions for unused and overdue holidays as Cost of services and products sold, Distribution & marketing expenses and Overheads & administrative expenses.

4.5 OTHER OPERATING EXPENSES

	2007	2006
Provisions created for employment restructuring (Note 26)	(306)	(5 752)
Provisions created for other obligations towards employees	0	(325)
Provisions created for court litigations (Note 26)	0	(808)
Other provisions	0	(810)
Restructuring expenses	(6 009)	(5 868)
Other employment-related expenses	0	(219)
Exchange differences	(1 727)	(1 223)
Costs of assets liquidation	(539)	(970)
Donations	(266)	(282)
Other	(2 007)	(1 630)
Other operating expenses, total	**(10 854)**	**(17 887)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.6 FINANCE INCOME AND EXPENSES

	2007	2006
Other finance income	51	48
Finance income, total	**51**	**48**
Finance cost of interest on borrowings	(19 627)	(19 807)
Other finance costs	(623)	(794)
Finance expenses, total	**(20 250)**	**(20 601)**

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	2007	2006
Current income tax	**(28 843)**	**(15 355)**
- current income tax charge	(28 843)	(15 355)
Deferred income tax	**6 037**	**4 035**
- related to the recognition and reversal of temporary differences	6 037	4 035
Tax charge in the income statement	**(22 806)**	**(11 320)**

5.1 RECONCILIATION OF INCOME TAX IN THE INCOME STATEMENT WITH THE FINANCIAL RESULT

Reconciliation of income tax in the income statement with the financial result:

	2007	2006
Profit before tax	**148 123**	**74 415**
Tax calculated at the statutory rate of 19%	(28 143)	(14 139)
Dividends received	7 232	4 226
Revenue non taxable and expenses not tax deductible	(1 944)	(1 407)
Tax charge at the effective tax rate	**(22 855)**	**(11 320)**
Tax loss of members of the Tax Group	49	0
Income tax recognized in the income statement	**(22 806)**	**(11 320)**

On January 23, 2006, Monitor Sądowy i Gospodarczy No. 16 published a notification on the registration of the ORBIS Tax Group. On September 28, 2005, Orbis S.A. together with the companies Hekon - Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. concluded an agreement on the establishment of the Tax Group that was registered in the tax office. The provisions of the agreement will bind the parties to this agreement until December 31, 2008. With regards to the obligations arising from tax regulations, the Tax Group is represented by Orbis S.A. The objective underlying the establishment of the Tax Group is to streamline the settlement of income tax.

Due to the creation of the Orbis Tax Group, the tax charge for 2007 was decreased by PLN 49 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

5.2 DEFERRED INCOME TAX

The deferred income tax results from the following temporary differences:

	As at Dec.31, 2007	As at Dec.31, 2006
Deferred income tax assets, of which:	**13 119**	**13 294**
Posted to the financial result	13 119	13 294
- revaluation of receivables	328	403
- revaluation of interests in related parties	749	954
- unpaid interest	638	540
- provisions	8 527	9 121
- initial fee for affiliation with the Accor network	487	493
- unpaid wages and salaries	1 358	1 133
- ZUS and similar obligations	619	650
- other	413	0
Deferred income tax liability, of which:	**76 936**	**83 149**
Posted to the financial result	76 845	83 058
- temporary difference between tax and book value of tangible asstes	76 136	82 657
- other	709	401
Posted other capital	91	91
-long-term investments	91	91
Net deferred income tax liability	**63 817**	**69 855**
Deferred income tax liability of which:	**63 817**	**69 855**
Long-term	68 982	75 260
Short-term	(5 165)	(5 405)

6. DISCONTINUED OPERATIONS

The Company did not decide to discontinue any type of operations.

7. EARNINGS PER SHARE

Earnings per ordinary share are calculated by dividing the net profit for the financial year by the weighted average number of issued ordinary shares outstanding during the financial year.

No factors resulting in the dilution of earnings per share occurred in the reported period or in the comparative periods.

Figures related to earnings and shares for calculations of the earnings per share are presented below:

	2007	2006
Net profit for the year	125 317	63 095
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**2,72**	**1,37**

8. DIVIDEND PAID OR PROPOSED TO BE PAID

On June 28, 2007, the General Shareholders' Meeting approved the dividend distribution for the year ended December 31, 2006 in the amount of PLN 15 667 thousand (PLN 0.34 per share). The dividend was paid to shareholders on August 17, 2007.

(all amounts are quoted in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes tangible assets and tangible assets under construction.

	As at Dec. 31, 2007	As at Dec. 31, 2006
Tangible assets	1 410 346	1 446 510
Assets under construction	117 677	53 362
Total	**1 528 023**	**1 499 872**

The table below presents property, plant and equipment as at **December 31, 2007:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
			As at January 1, 2007				
Cost	**20 473**	**361 707**	**2 652 947**	**146 493**	**3 186**	**152 882**	**3 337 688**
Accumulated depreciation and impairment	(1 473)	(12 901)	(1 639 940)	(117 048)	(3 115)	(116 701)	(1 891 178)
Opening net book amount	**19 000**	**348 806**	**1 013 007**	**29 445**	**71**	**36 181**	**1 446 510**
Additions	0	0	75 668	7 991	41	6 952	90 652
purchase	0	0	13 526	7 347	41	6 678	27 592
investments	0	0	61 442	644	0	212	62 298
other	0	0	700	0	0	62	762
Disposals	0	(32 929)	(11 772)	(239)	0	(195)	(45 135)
sale	0	(2 551)	(8 909)	(23)	0	(190)	(11 673)
liquidation	0	0	(562)	(72)	0	(5)	(639)
other	0	0	0	(143)	0	0	(143)
reclassification to investment property	0	(21 872)	(247)	0	0	0	(22 119)
transfer to assets for sale	0	(8 506)	(2 054)	(1)	0	0	(10 561)
Increase in impairment	0	0	(28 608)	(541)	0	(189)	(29 338)
Decrease in impairment	0	0	54 114	718	0	598	55 430
Depreciation for the period	(204)	(3 969)	(87 546)	(7 676)	(25)	(8 353)	(107 773)
Closing net book amount	**18 796**	**311 908**	**1 014 863**	**29 698**	**87**	**34 994**	**1 410 346**
			As at December 31, 2007				
Cost	**20 473**	**327 487**	**2 628 843**	**137 359**	**2 132**	**149 169**	**3 265 463**
Accumulated depreciation and impairment	(1 677)	(15 579)	(1 613 980)	(107 661)	(2 045)	(114 175)	(1 855 117)
Closing net book amount	**18 796**	**311 908**	**1 014 863**	**29 698**	**87**	**34 994**	**1 410 346**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment as at **December 31, 2006:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total PP&E
		As at January 1, 2006					
Cost	**20 484**	**371 644**	**2 547 067**	**145 168**	**4 486**	**136 429**	**3 225 278**
Accumulated depreciation and impairment	(1 174)	(9 011)	(1 608 250)	(119 041)	(4 197)	(112 566)	(1 854 239)
Opening net book amount	**19 310**	**362 633**	**938 817**	**26 127**	**289**	**23 863**	**1 371 039**
Additions	0	245	148 686	11 805	17	19 019	179 772
purchase	0	0	19 193	5 419	17	6 698	31 327
transfer from investments	0	0	129 493	6 386	0	12 321	148 200
other	0	245	0	0	0	0	245
Disposals	(82)	(10 100)	(13 488)	(681)	(16)	(179)	(24 546)
sale	0	(3 227)	(757)	(271)	(13)	0	(4 268)
liquidation	0	0	(45)	(410)	0	0	(455)
reclassification to investment property	0	(6 873)	(12 525)	0	0	(179)	(19 577)
other	(82)	0	(161)	0	(3)	0	(246)
Increase in impairment	0	0	(49 572)	(943)	(29)	(732)	(51 276)
Decrease in impairment	0	0	77 033	807	3	474	78 317
Depreciation charge for the period	(228)	(3 972)	(88 469)	(7 670)	(193)	(6 264)	(106 796)
Closing net book amount	**19 000**	**348 806**	**1 013 007**	**29 445**	**71**	**36 181**	**1 446 510**
		As at December 31, 2006					
Cost	**20 473**	**361 707**	**2 652 947**	**146 493**	**3 186**	**152 882**	**3 337 688**
Accumulated depreciation and impairment	(1 473)	(12 901)	(1 639 940)	(117 048)	(3 115)	(116 701)	(1 891 178)
Closing net book amount	**19 000**	**348 806**	**1 013 007**	**29 445**	**71**	**36 181**	**1 446 510**

As at December 31, 2007 the table below presents assets under construction and provisions for assets under construction:

	As at Dec.31, 2007	**As at Dec.31, 2006**
Gross value of assets under construction	122 359	57 997
Provision for assets under contruction	(4 682)	(4 635)
Total	**117 677**	**53 362**

In 2007 the Company created a provision for assets under construction amounting to PLN 47 thousand.

As at the balance sheet date, property, plant and equipment of PLN 520 668 thousand secure the Company's liabilities of which PLN 8 972 thousand cannot be enforced by creditor. Detailed information on the security established on property, plant and equipment is provided in note 25 to these financial statements.

As at December 31, 2007 the Company did not report any assets held for sale.

Assets held for sale	**As at Dec. 31, 2007**	**As at Dec. 31, 2006**
Opening balance	**0**	**0**
transfer from Property, plant and equipment	10 561	0
sale	(10 561)	0
Closing balance	**0**	**0**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information about impairment of property plant and equipment:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**(468 242)**	**(502 360)**
recognition of impairment of PP&E	(29 338)	(51 276)
recognition of impairment of assets under construction	(47)	0
reversal of impairment of PP&E	55 430	78 317
reversal of impairment of assets under construction	0	360
transfer to investment property	58	6 239
use of impairment	18 251	478
Closing balance	**(423 888)**	**(468 242)**

Recognized impairment of property, plant and equipment and reversal of impairment of PP&E are presented in the Revaluation of non-financial non-current assets line of the income statement. However, reversal of impairment of PP&E and of assets under construction is presented in the Other operating income item. Information on the accounting policy applied in respect of impairment tests on non-financial non-current assets is set out in note 2.1.5.

In the current period, changes in provision for impairment were predominantly related to the improved conditions of hotels' operations, which indicated the necessity to perform impairment tests.

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **December 31, 2007**.

	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2007			
Cost	**267**	**11 897**	**149**	**12 313**
Accumulated amortization and impairment	(181)	(10 997)	(83)	(11 261)
Opening net book amount	**86**	**900**	**66**	**1 052**
Additions	20	1 284	0	1 304
purchase	20	1 280	0	1 300
other	0	4	0	4
Disposals	(2)	(2)	(28)	(32)
liquidation	(2)	(2)	0	(4)
other	0	0	(28)	(28)
Reversal of impairment	0	1	0	1
Amortization charge for the period	(77)	(836)	0	(913)
Closing net book amount	**27**	**1 347**	**38**	**1 412**
	As at December 31, 2007			
Cost	**280**	**12 261**	**38**	**12 579**
Accumulated amortization and impairment	(253)	(10 914)	0	(11 167)
Closing net book amount	**27**	**1 347**	**38**	**1 412**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **December 31, 2006**.

	Permits, patents, licenses and similar,	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2006			
Cost	**242**	**11 220**	**394**	**11 856**
Accumulated amortization and impairment	(96)	(9 681)	(83)	(9 860)
Opening net book amount	**146**	**1 539**	**311**	**1 996**
Additions	31	970	0	1 001
purchase	31	951	0	982
transfer from investment	0	17	0	17
other	0	2	0	2
Disposals	0	(5)	(245)	(250)
liquidation	0	(4)	0	(4)
other	0	(1)	(245)	(246)
Amortization charge for the period	(91)	(1 604)	0	(1 695)
Closing net book amount	**86**	**900**	**66**	**1 052**
	As at December 31, 2006			
Cost	**267**	**11 897**	**149**	**12 313**
Accumulated amortization and impairment	(181)	(10 997)	(83)	(11 261)
Closing net book amount	**86**	**900**	**66**	**1 052**

Impairment of intangible assets	**As at Dec. 31, 2007**	**As at Dec. 31, 2006**
Opening balance	**(4)**	**(4)**
reversal	**1**	**0**
Closing balance	**(3)**	**(4)**

As at the balance sheet date, no intangible assets secure the Company's liabilities.

All intangible assets, except for goodwill, recognized by the Company have defined useful lives.

The Company does not have any internally generated intangible assets.

11. INVESTMENTS IN ASSOCIATES

Information on associates:

Associates, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	% share in share capital	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carring amount of shares
Orbis Casino Sp. z o.o. Warsaw, Poland	directly 33.33%	directly 33.33%	directly 33.33%	games of chance	cost	1 600	(736)	864
As at Dec. 31, 2007								864

On December 3, 2007 Orbis S.A. disposed of 2 157 shares with a nominal value of PLN 500 each constituting 48.97% of the share capital of Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o. with its seat in Bydgoszcz, which at the date of the transaction had the carrying value of PLN 84 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

12. SUBSIDIARIES

Information on subsidiaries:

Name of Subsidiary	% share in share capital	% share in the no. of voting rights at the GM	Country of registration	Business operations	Method of investment recognition	Share value at cost	Revaluation adjustments	Carrying amount of shares
Hekon Hotele Ekonomiczne S.A.	directly 100.00%	directly 100.00%	Poland	hotel and food&beverage services	cost	441 041	0	441 041
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100.00%	directly 100.00%	Poland	hotel and food&beverage services	cost	2 430	(1 932)	498
ORBIS Transport, Sp. z o.o.	directly 98.88%	directly 98.88%	Poland	transport	cost	27 729	0	27 729
PBP Orbis, Sp. z o.o.	directly 95.08%	directly 95.08%	Poland	tourism	cost	13 795	0	13 795
Orbis Kontrakty Sp. z o.o.	directly 80.00%	directly 80.00%	Poland	organization of purchasing	cost	80	0	80
As at Dec.31, 2007								483 143

(all amounts are quoted in PLN thousands, unless otherwise stated)

The data presented below concern shares of equity, share of voting rights at the General Shareholders' Meeting and the core business operations of subsidiaries in which Orbis S.A. indirectly holds interests.

Name of Subsidiary	% share in share capital	% share in the no of voting rights at the GM	Country of registration	Business operations
UAB Hekon	indirectly 100.00%	indirectly 100.00%	Lithuania	hotel and food&beverage services
PKS Tarnobrzeg Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	transport
PKS Gdańsk Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	transport
AutoOrbisBus Sarl	indirectly 99.05%	indirectly 99.05%	France	promotion and communications
Inter Bus Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	coach transport
Capital Parking Sp. z o.o.	indirectly 99.05%	indirectly 99.05%	Poland	rental of parking lots
Orbis Polish Travel Bureau Inc.	indirectly 83.67%	indirectly 83.67%	USA	travel agent
Orbis Kontrakty Sp. z o.o.	indirectly 20.00%	indirectly 20.00%	Poland	organization of purchasing
Orbis Transport Sp. z o.o.	indirectly 0.17%	indirectly 0.17%	Poland	transport

As at Dec. 31,2007

13. CHANGE IN INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**470 085**	**470 085**
Shares and interests	470 085	470 085
Additions	14 006	0
purchase	14 006	0
Disposals	(84)	0
sale	(84)	0
Closing balance	**484 007**	**470 085**
Shares and interests	484 007	470 085

Investments in subsidiaries, affiliates and associates are not directly exposed to the risk of change in the interest rate and to the price risk. The increase in investment was the result of the Company taking up additional shares in the subsidiary Orbis Transport Sp. z o.o., resulting from the increase in its share capital. Disposals of investments were the result of selling shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.

(all amounts are quoted in PLN thousands, unless otherwise stated)

14. CHANGES IN THE GROUP

During the reporting period, there were no business combinations within the meaning of IFRS 3.

The following changes in the Group took place:

1. PH Majewicz Sp. z o.o. – on December 3, 2007, Orbis S.A. sold 2 157 shares in Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o. with a nominal value of PLN 500 each. The sold shares account for 48.97% of the company's equity. Thus, Orbis S.A. no longer has any interests in PH Majewicz Sp. z o.o.
2. Capital Parking Sp. z o.o. – on October 31, 2007, an agreement was concluded for the purchase of 320 shares in Capital Parking Sp. z o.o. by Orbis Transport Sp. z o.o., whereby Orbis Transport's interests in the company's equity increased from 68% to 100%.

The following investments in subsidiaries and associates took place in 2007:

1. Orbis Transport Sp. z o.o. – registration in KRS on May 9, 2007 of its share capital increase to PLN 28 507 thousand. As a result Orbis S.A. shareholding increased to 278 439 shares with a total value of PLN 27 844 thousand constituting 98.88% of the share capital.
2. PKS Gdańsk Sp. z o.o. – registration in KRS on April 27, 2007 of its share capital increase to PLN 14 470 thousand. A current shareholder, Orbis Transport Sp. z o.o., took up 771 new shares with a value of PLN 500 each for a total amount of PLN 385.5 thousand.
3. Capital Parking Sp. z o.o. – by a resolution of Capital Parking Sp. z o.o. of November 29, 2007 the company's share capital was increased to PLN 553 000 by the issue of 106 new shares with a nominal value of PLN 500 each. All the new shares were taken up by the current shareholder Orbis Transport Sp. z o.o. As at December 31, 2007 the increased capital had not been registered in the National Court Register (registration – January 2008).
4. On October 9, 2007 the real estate located in Gdańsk constituting property of a subsidiary PKS Gdańsk Sp. z o.o. was sold.

15. INTERESTS IN JOINT VENTURES

Orbis S.A. does not have any interests in joint ventures.

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at December 31, 2007 the Company did not hold any financial assets available for sale.

	As at Dec. 31, 2007	As at Dec. 31, 2006
Shares/interests in unlisted companies	0	31
Total available-for-sale financial assets	**0**	**31**

The fair value of available-for-sale financial assets at the end of 2006 does not differ considerably from their value presented in the financial statements.
Available-for-sale financial assets held by the Company are not directly exposed to the risk of changes in interest rates and to the price risk.

17. OTHER FINANCIAL ASSETS

On December 31, 2007 the Company did not have any Other financial assets.

	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**0**	**242**
Loan repaid	0	(242)
Closing balance	**0**	**0**

(all amounts are quoted in PLN thousands, unless otherwise stated)

18. INVESTMENT PROPERTY

	As at Dec.31,2007	As at Dec.31,2006
Opening gross carrying amount	**112 850**	**73 275**
Accumulated depreciation and impairment	(51 391)	(30 091)
Opening net book amount	**61 459**	**43 184**
Additions	37 485	19 577
purchases	61	0
transfer from assets under construction	15 095	0
transfer from property, plant and equipment	22 119	19 577
other	210	0
Disposals	(1 212)	0
sale	(1 212)	0
Depreciation charge for the period	(3 105)	(1 302)
Closing net book amount	**94 627**	**61 459**
Closing gross book amount	**144 348**	**112 850**
Accumulated depreciation and impairment at the end of period	(49 721)	(51 391)
Closing net book amount	**94 627**	**61 459**

In 2006 the value of investment property increased by the value of two Etap hotels in Częstochowa and Szczecin, and in 2007 by the value of an Etap hotel in Warsaw, which are being operated by the subsidiary Hekon-Hotele Ekonomiczne S.A. The decrease of Investment property results from sale of interests in joint ownership of land and the building of the Pod Orłem Hotel in Bydgoszcz.

The Company measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS, the Company valued land and rights to perpetual usufruct of land that account for a considerable share of investment properties and considered this value to be deemed cost.

The fair value of land and rights to perpetual usufruct of land determined on the basis of the valuation of an independent expert and amounted to PLN 32 503 thousand as at January 1, 2004. The Company had not revalued these assets as at December 31, 2007.

The following amounts were recognized in the income statement:

	2007	2006
Income from rent	7 499	4 642
Direct operating expenses of investment property which generate income from rent	(4 362)	(2 281)
Direct operating expenses of investment property which do not generate income from rent	(309)	(68)

Detailed information about the revaluation of investment property:

	As at Dec.31,2007	As at Dec.31,2006
As at the beginning of the period	**6 239**	**0**
reclassification from PP&E	58	6 239
As at the end of the period	**6 297**	**6 239**

Investment properties include the following land owned by the Company, as well as rights to perpetual usufruct of land, buildings and structures:

- in Gdańsk – right to perpetual usufruct of land with an area of 62 sq. m. and a building with usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land with an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land with an area of 28 992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation with a total area of 2 513 sq. m.,

(all amounts are quoted in PLN thousands, unless otherwise stated)

- in Świnoujście – right to perpetual usufruct of land with an area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 3 585 sq. m. and the building of the Bristol Hotel with usable floor space of 18 062 sq. m.,
- in Warsaw – right to perpetual usufruct of land with an area of 2 230 sq. m. and the multi-storey garage-parking with usable floor space of 19 000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land with an area of 432 sq. m. and office rooms in an office building with the area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land with the area of 2 437 sq. m..
- in Częstochowa – right to perpetual usufruct of land with an area of 22 030 sq.m and of 5 485 sq.m., as well as the building of the Etap hotel in Częstochowa,
- in Szczecin – right to perpetual usufruct of land with an area of: 14 037 sq.m., 6 445 sq.m., 200 sq.m. and 3 263 sq.m., as well as the building of the Etap hotel in Szczecin,
- in Warsaw – rights to perpetual usufruct of land with an area of 7 171 sq.m. and the building of Etap hotel in Warsaw.

19. OTHER LONG-TERM INVESTMENTS

The value of other long-term investments remained constant throughout the comparable periods and amounted to PLN 552 thousand. Other long-term investments mainly consist of works of art owned by the Company.

20. INVENTORIES

	As at Dec. 31, 2007	As at Dec. 31, 2006
Raw materials	4 796	4 428
Merchandise	111	509
Total inventories	**4 907**	**4 937**

The value of used merchandise and raw materials recognized in the income statement as expenses under Cost of services, products, merchandise and raw materials sold amounted to PLN 72 789 thousand in 2007 (in 2006: PLN 67 209 thousand).

Information on write-downs of inventories:

	As at Dec.31,2007	As at Dec.31,2006
Opening balance	**(421)**	**(457)**
write-down created	(167)	(150)
write-down used	40	37
write-down released	232	149
Closing balance	**(316)**	**(421)**

Created write-downs of inventories are presented in the Other operating expenses item of the income statement and the release of write-downs – in Other operating income.

In the current period, the write-downs of inventories were released as a result of their sale or commissioning for use.

The Company has not pledged any inventories as security for liabilities.

(all amounts are quoted in PLN thousands, unless otherwise stated)

21. CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Trade receivables	27 280	23 283
of which: receivables from related parties	*5 856*	*2 835*
Provisions for impairment of receivables	(668)	(423)
Prepayments	235	163
Trade receivables	**26 847**	**23 023**

Other current receivables comprise the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Current receivables	**80 935**	**74 148**
Loans to related parties	38 554	30 848
Loans to other companies	0	19
Receivables on account of increase in interests in a related party	0	13 838
Receivables from sale of property	6 102	0
Taxes, grants, customs duties, social security and other benefits receivable	19 010	12 248
Adjudicated receivables	1 047	1 175
Prepaid tangible assets, intangible assets and inventories	16 163	15 327
Claimed in court	447	957
Settlements with employees	215	435
Other receivables	891	1 539
Provisions for impairment of other receivables	(1 494)	(2 238)
Current prepayments and advances	**1 583**	**976**
Prepayments, of which:	1 583	976
insurance premiums	906	280
advance payments	113	0
other	564	696
Other current receivables, net	**82 518**	**75 124**

Income tax receivables comprise the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Income tax receivable from the Tax Office	0	10
Income tax receivable from compianies forming the tax group	533	776
Total income tax receivables	**533**	**786**

Changes in impairment of receivables are presented below:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Opening balance	**(2 661)**	**(3 911)**
recognition of provision for impairment	(702)	(995)
derecognition of provision for impairment	227	1 888
use of provision for impairment	974	357
Closing balance	**(2 162)**	**(2 661)**

Impairment of receivables is recognized in the Cost of services, products, merchandise and raw materials sold item (note 4.3) of the income statement.

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's receivables and loans equals to the amount presented in the balance

(all amounts are quoted in PLN thousands, unless otherwise stated)

sheet. No significant concentration of risk occurs for trade receivables due to the considerable share of relatively small transactions in total turnover. All threatened receivables are covered by a provision for impairment.
A hundred percent of borrowings were granted to one entity. There is a concentration of credit risk and of interest rate risk in relation to this item. This concentration still does not significantly increase the risk, because Orbis S.A. granted loans to its subsidiary, the financial result of which are improving. More information on credit risk is provided in note 30.5 and on interest rate risk in note 30.2.
The fair value of receivables does not significantly differ from their value presented in the financial statements.

The following table presents short term receivables classified by their maturity, including write-downs:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Non-overdue receivables	97 778	88 750
Overdue receivables, of which:	14 282	12 844
- overdue for up to 1 month	7 315	9 376
- overdue for a period from 1 to 3 months	3 516	816
- overdue for a period from 3 to 6 months	1 060	242
- overdue for a period from 6 months to 1 year	700	514
- overdue for more than 1 year	1 691	1 896
Gross current receivables, total	**112 060**	**101 594**
Impairment charge for non-overdue receivables	(56)	(154)
Impairment charge for overdue receivables, of which:	(2 106)	(2 507)
- overdue for up to 1 month	(3)	(61)
- overdue for a period from 1 to 3 months	(2)	(98)
- overdue for a period from 3 to 6 months	(17)	(75)
- overdue for a period from 6 months to 1 year	(418)	(460)
- overdue for more than 1 year	(1 666)	(1 813)
Impairment charge for receivables, total	**(2 162)**	**(2 661)**
Net current receivables	**109 898**	**98 933**

Overdue receivables as at December 31, 2007 amounted to PLN 12 176 thousand, however no impairment was identified. Analysis of the receivables by their maturity is as follows:

	As at Dec.31, 2007	As at Dec.31, 2006
Overdue receivables without any impairment, including	**12 176**	**10 337**
- less than 1 month	7 312	9 315
- 1 month to 3 months	3 514	718
- 3 months to 6 months	1 043	167
- 6 months to 1 year	282	54
- 1 year to 5 years	25	83

The maturity dates of the receivables have not been re-negotiated.

Current receivables by currency are presented in the table below:

	As at Dec. 31, 2007	As at Dec. 31, 2006
As broken down by currency:		
PLN	109 898	98 933
Foreign currencies	0	0
In PLN, total	**109 898**	**98 933**

No assets were pledged as collateral in respect of the Company's receivables.

(all amounts are quoted in PLN thousand, unless otherwise stated)

22. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at Dec.31,2007	As at Dec.31,2006
Debt securities		
Opening balance	**0**	**19 959**
- purchase	39 359	225 110
- sale	(32 391)	(245 069)
- valuation	18	0
Closing balance	6 986	0
Financial assets at fair value through profit or loss	**6 986**	**0**

Securities, comprising bonds and certificates of deposit, acquired by the Company to derive economic benefits arising from short-term changes in prices are classified as financial assets at fair value through profit or loss. The fair value of these financial assets as at December 31, 2007 amounted to PLN 6 986 thousand.

Financial assets and liabilities at fair value through profit or loss, are reported in the cash flow statement, in the section related to investing activities.

Changes in the fair value of financial assets and liabilities at fair value, together with gains and losses settled in correspondence with profit or loss, are reported under the Other operating income/expenses item of the income statement (notes 4.2 and 4.5).

Debt securities are stated at fair value as valued by the bank which is the direct transaction agent. As at December 31, 2007 parties to the transactions were:

- Volkswagen Leasing Polska Sp. z o.o. – bonds – transaction amount (at cost) PLN 1 991 thousand
- Europejski Fundusz Leasingowy SA – bonds – transaction amount (at cost) PLN 4 977 thousand.

As at December 31, 2007 the fair value of debt securities were PLN 18 thousand higher than amounts at cost and amounted 6 986 thousand.
The securities redemption dates fall between January 10, 2008 and January 14, 2008.
The nominal redemption value of the securities at that time amounts to PLN 7 000 thousand.
The average interest rate on securities amounted to 5.47%.

The maximum credit risk with regard to debt securities held by the Company amounts to their value disclosed in the balance sheet. Orbis S.A. owns debt securities of two companies, but due to the fact that these securities belong to companies with the highest financial standing, this concentration does not significantly increase the risk. The Company is exposed to a risk of change to fair value as a result of a change in the interest rates. Information about limiting risk is presented in note 30.

23. CASH AND CASH EQUIVALENTS

	As at Dec.31,2007	As at Dec.31,2006
Cash at bank and in hand	594	22 160
Short-term bank deposits	20 126	30 035
Other cash and cash equivalents	8 957	1 055
Total cash and cash equivalents	**29 677**	**53 250**

Other cash and cash equivalents include cash in transit and other monetary assets, as well as cash in banks under repo transactions with maturity dates not exceeding 3 months.

The Company transfers temporarily disposable cash to short-term bank deposits with maturity dates ranging from 1 to 50 days. The average effective interest rate on these deposits amounts to 4.88% at the end of 2007.

(all amounts are quoted in PLN thousands, unless otherwise stated)

24. SHARE CAPITAL AND OTHER CAPITAL

Share capital

Series / issue	Type of shares	Number of shares	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	37 500 000	75 000	contribution in kind	Jan. 9, 1991
B	bearer shares	8 523 625	17 047	cash	Apr. 21, 1998
C	bearer shares	53 383	107	cash	Apr. 21, 1998
Total number of shares		**46 077 008**			
Total share capital			**92 154**		
Par value on shares = PLN 2					
Hyperinflation restatement of share capital			**425 600**		
Carrying amount of share capital			**517 754**		

In connection with the revaluation of the contribution value using hyperinflation indexes due to application of International Financial Reporting Standards, the value of the share capital from the issue of series A increased by PLN 425 600 452 and amounted to PLN 500 600 452.

The aggregate revalued amount of share capital amounts to PLN 517 754 468.

	As at Dec. 31, 2007	**As at Dec. 31, 2006**
Number of shares issued and paid	46 077 008	46 077 008
Par value per share	2	2
Shares/interests as at the beginning of period (in pcs)	**46 077 008**	**46 077 008**
Change in the period:	0	0
Shares/interests as at the end of period (in pcs)	**46 077 008**	**46 077 008**

Shareholders

As at April 17, 2008 the value of the share capital of Orbis S.A. amounted to PLN 517 754 thousand, i.e. 46 077 008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Shareholders' Meeting, determined as at April 17, 2008 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

(all amounts are quoted in PLN thousands, unless otherwise stated)

Shareholder	No. of shares held as at Apr. 17, 2008 (no. of voting rights at the GM)	% share in share capital as at Apr. 17, 2008 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Feb. 28, 2008, to Apr. 17, 2008 (since submission of last financial statements)
Accor S.A.:	**20 955 773**	**45,48%**	
[including a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o. - former: Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	*2 303 849*	*4,99%*	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.*:	**9 377 690**	**20,35%**	
[including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.]:	*4 624 770*	*10,04%*	
Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	

Other capital

	As at Dec.31,2007	As at Dec.31,2006
Share premium	132 944	132 944
Revaluation reserve (fair value revaluation of investments)	480	480
Deferred income tax	(91)	(91)
Other capital	**133 333**	**133 333**

25. BORROWINGS

	As at Dec. 31, 2007	As at Dec. 31, 2006
Non-current borrowings		
Bank borrowings	186 333	225 305
Loans	0	0
Total non-current borrowings	**186 333**	**225 305**
Current borrowings		
Bank borrowings	40 880	40 828
Loans	143 071	143 469
Total current borrowings	**183 951**	**184 297**
Total borrowings	**370 284**	**409 602**

The maturity of borrowings is presented in the table below:

	As at Dec. 31, 2007	As at Dec. 31, 2006
As broken down to maturity:		
Payable on demand or in up to 1 year	183 951	184 297
Over 12 months - up to 3 years	92 992	85 488
Between 3 and 5 years	93 341	93 167
Over 5 years	0	46 650
Total borrowings	**370 284**	**409 602**

(all amounts are quoted in PLN thousands, unless otherwise stated)

On September 21, 2007 the Company signed an annex to the loan agreement (PLN 20 000 thousand) with Hekon-Hotele Ekonomiczne S.A. from March 24, 2006, extending the maturity date by 30 months since the initial date of the loan i.e. until September 2008.

On September 21, 2007 the Company signed an annex to the loan agreement (PLN 109 000 thousand) with Hekon-Hotele Ekonomiczne S.A. from October 23, 2006, extending the maturity date by 24 months since the initial date of the loan i.e. until October 2008.

On November 5, 2007 the Company signed an annex to the loan agreement (PLN 12 000 thousand) with Hekon-Hotele Ekonomiczne S.A. from November 9, 2006, extending the maturity date by 24 months since the initial date of the loan i.e. until November 2008.

Currencies of borrowings are presented in the table below:

	As at Dec. 31, 2007	As at Dec. 31, 2006
As broken down by currency:		
PLN	370 284	409 602
Foreign currencies	0	0
In PLN, total	370 284	409 602

The fair value of borrowings drawn is close to their carrying amount.
The average effective interest rate for borrowings amounts to 5.71%.

Detailed information on borrowings is provided below:

Debtor	Creditor	Title	Currency	Dec.31,2007	Dec.31,2006	Interest rate	Maturity date	Security
Orbis S.A.	BWE	loan	PLN	0	665	15%	Oct.7,2007	removing in progress
Orbis S.A.	Fixed-term bank borrowings agreement with Bank Handlowy w Warszawie S.A. and Societe Generale S.A. Branch in Poland (Main Appointed Arrangers), Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed-term bank borrowings	PLN	227 213	266 133	WIBOR+ banks' margin	Nov. 10, 2012	description below
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	20 285	20 237	WIBOR + margin	Sept. 24, 2007	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	110 691	110 493	WIBOR + margin	Oct. 24, 2007	none
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN	12 095	12 074	WIBOR + margin	Nov. 10, 2007	none
	TOTAL		PLN	370 284	409 602			
			EUR	*0*	*0*			

Security for borrowings established on assets includes mortgages on real estate amounting in total to PLN 520 668 thousand.

Due to the Fixed-Term Bank Borrowings Agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 511 696 thousand established on the real estate of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław, and assignment of rights under insurance policies related to hotels covered by the cap mortgage, as well as surety issued by Hekon - Hotele Ekonomiczne S.A..

The Company is in the process of removing mortgages from land and mortgage registers established on the Solny Hotel in Kołobrzeg and the Francuski Hotel in Cracow due to the bank borrowings granted by Bank Współpracy Europejskiej S.A. - cap mortgages of up to PLN 8 972 thousand. The borrowings were fully repaid on October 5, 2007 - the creditor cannot enforce the rights vested in this security.

(all amounts are quoted in PLN thousands, unless otherwise stated)

On march 20, 2008 the Company finalized the process of removing mortgages from land and mortgage registers established on three hotels: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa due to the bank borrowings granted by the Banks' Syndicate led by Calyon – cap mortgages up to PLN 217 058 thousand. Bank borrowings were fully repaid on November 30, 2005.

Exposure to interest rate risk

Owing to a floating interest rate on bank borrowings and loans drawn by the Company, the Company is exposed to the risk of changes in cash flows resulting from fluctuations in the interest rates. Information on risk management is provided in note 30.

In 2006 interest rates were as follows:

- WIBOR 1M 4.11-5.67
- WIBOR 3M 4.18-5.73
- WIBOR 6M 4.26-6.00
- WIBOR 1Y 4.42-6.20

Unused credit lines amounted to PLN 190 700 thousand, of which:

- PLN 700 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.,
- PLN 190 000 thousand – tranche B under the Fixed-Term Bank Borrowings Agreement.

26. PROVISIONS FOR LIABILITIES

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2007	**812**	**5 752**	**24**	**6 588**
Provision created in the period	0	306	0	306
Provision used in the period	0	(5 435)	(24)	(5 459)
Provision released in the period	(17)	(317)	0	(334)
As at December 31, 2007	**795**	**306**	**0**	**1 101**
Short-term - 2007	795	306	0	1 101
Long-term - 2007	0	0	0	0
Total provisions as at December 31, 2007	**795**	**306**	**0**	**1 101**

	Provision for court litigations	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at January 1, 2006	**8**	**3 508**	**523**	**4 039**
Provision created in the period	808	5 752	0	6 560
Provision used in the period	(4)	(3 508)	(499)	(4 011)
Provision released in the period	0	0	0	0
As at December 31, 2006	**812**	**5 752**	**24**	**6 588**
Short-term - 2006	812	5 752	24	6 588
Long-term - 2006	0	0	0	0
Total provisions as at December 31, 2006	**812**	**5 752**	**24**	**6 588**

Information on provisions for pension and similar benefits is provided in note 28.

Restructuring

The Company is continuing the reorganization of its structure and reducing employment. In 2007 payroll expenses related to the completion of the restructuring program amounted to PLN 11 444 thousand, of which PLN 5 435 thousand was charged against the provision created in 2006, whereas PLN 6 009 thousand was charged to the results of the current period.

(all amounts are quoted in PLN thousands, unless otherwise stated)

27. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The table below presents trade payables:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Trade payables	54 824	53 936
of which: liabilities towards subsidiaries	*4 895*	*5 296*
Prepaid supplies	92	247
Total trade payables	**54 916**	**54 183**

Other current liabilities comprise the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Current liabilities	**15 539**	**16 969**
Taxes, customs duties, social security contributions and other benefits payable	11 536	11 565
Wages and salaries payable	1 223	1 872
Deposits received	1 892	1 415
Other liabilities	888	2 117
Prepayments and accrued expenses	**20 327**	**19 416**
Accrued expenses	10 354	9 536
obligations towards employees	5 928	4 208
public law liabilities	1 847	2 079
costs of non-invoiced supplies	2 531	3 214
other	48	35
Deferred income	9 973	9 880
advances and downpayments	9 973	9 855
other	0	25
Other current liabilities, total	**35 866**	**36 385**

The income tax liability comprises of the following items:

	As at Dec. 31, 2007	As at Dec. 31, 2006
Income tax payable to the Tax Office	7 927	0
Income tax liability to companies forming the Tax Group	72	1 170
Total income tax liability	**7 999**	**1 170**

(all amounts are quoted in PLN thousands, unless otherwise stated)

28. EMPLOYEE BENEFITS

	Jubilee awards	Retirement&disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2007	**27 095**	**8 443**	**35 538**
Interest cost	2 279	755	3 034
Current service cost	1 398	403	1 801
Benefits paid	(5 253)	(1 694)	(6 947)
Actuarial gains/losses	4 429	1 751	6 180
Present value of liabilities - as at December 31, 2007	**29 948**	**9 658**	**39 606**
Carrying amount of liabilities - as at December 31, 2007	**29 948**	**9 658**	**39 606**
of which:			
Carrying amount of non-current liabilities	25 951	7 690	33 641
Carrying amount of current liabilities	3 997	1 968	5 965
Total amount of future employee benefit expense recognized in the income statement	**8 106**	**2 909**	**11 015**

	Jubilee awards	Retirement&disability benefit obligations	Total liabilities
Present value of liabilities - as at January 1, 2006	**28 498**	**8 259**	**36 757**
Interest cost	1 457	421	1 878
Current service cost	1 485	398	1 883
Benefits paid	(4 089)	(992)	(5 081)
Actuarial gains/losses	(256)	357	101
Present value of liabilities - as at December 31, 2006	**27 095**	**8 443**	**35 538**
Carrying amount of liabilities - as at December 31, 2006	**27 095**	**8 443**	**35 538**
of which:			
Carrying amount of non-current liabilities	23 707	7 062	30 769
Carrying amount of current liabilities	3 388	1 381	4 769
Total amount of future employee benefit expense recognized in the income statement	**2 686**	**1 176**	**3 862**

All the above costs have been recognized in the employee benefit expense of the income statement, as described in more detail in note 4.4.

The principal actuarial assumptions are presented below:

Principal actuarial assumptions	**2007**	**2008**	**2009-2017**	**2018 and subs.**
- discount rate	6.00	6.00	6.00	6.00
- projected future salary increase	n.a	5.00	3.00	2.50

At the time of calculation of the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision as at December 31, 2007.

If the applied financial discount rate was 1 percentage point lower than the adopted one, the total amount of provisions would increase by PLN 2 811 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be lower by PLN 2 495 thousand.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The sensitivity analysis of projected growth in benefit assessment bases has shown that the adoption of a base 1 percentage lower would decrease the provision by PLN 2 228 thousand, whereas if the base was increased by 1 percentage point, the amount of the provision would increase by PLN 2 458 thousand.

The discount rate adopted by the actuary is 0.5 percentage points higher than in 2006 (a change from 5.5% in 2006 up to 6.0% in 2007). On the basis of the sensitivity analysis of the discount rate the Company estimates that if last year's discount rate was maintained, total provisions would increase by PLN 1 406 thousand.

The expected growth of remuneration (wages and salaries) changed from 2% in 2006 to 5%. The Company estimates that if the index had not changed and been maintained at the 2% level in 2007, the total value of provisions would decrease by PLN 7 374 thousand, comparing with December 31, 2006.

Provision for pension and similar benefits:

Amounts of provisions for pension and similar benefits are measured on the basis of an actuarial valuation.

As at December 31, 2007, the amount of the provision was measured on an individual basis, separately for each employee.

The calculation of an employee provision is based on an anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards that the Company is obligated to pay under the Departmental Collective Labour Agreement and the Inter-Departmental Collective Labour Agreement. The established amount is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase the provisions per employee.

Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood that a given person reaches retirement age as a Company employee and the likelihood that a given person lives to the date of payment of a jubilee award were determined by using the competing risk method that takes into account the following risks:

- possibility of dismissal from job,
- risk of total incapacity to work,
- risk of death.

The likelihood that an employee will resign from work of his own accord was assessed using the distribution function, taking into account the statistical data of Orbis S.A. and statistical data possessed by the actuary. The likelihood that an employee will resign from work of his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for women and men published by the Central Statistical Office as at the valuation date.

The likelihood that an employee will become a disability pensioner was assessed on the basis of the pttz2006 table through linear dependence.

The financial discount rate adopted to calculate the present value of employee benefit obligations was determined at a level of 6.0%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29. CONTINGENCIES

29.1 ISSUED GUARANTEES

Title	Beneficiary	Debtor/ nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 12 months ended Dec 31, 2007	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the investment credit facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
			TOTAL:	5 000	0	
		of which: sureties for borrowings or guarantees issued within the group:		5 000	0	

The likelihood of cash flows arising from contingencies cannot be reliably assessed.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29.2 LEGAL CLAIMS

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at (presently 35) Al.Jerozolimskie 29, Land and Mortgage Register no. 5021	unknown	Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision.	Applicants: A. J. Blikle and H. M. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at ul. Nowogrodzka 26, Land and Mortgage Register no. 1599 G. 2) Proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at ul.Nowogrodzka 24/26 to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006	1) Applicants: J. and T. Sławiński (presently, the heirs: E. Sławińska and others Participant: Orbis S.A. 2) Applicant: J. Kubiaczyk-Grodzka (one of heirs of T. Sławiński)	1). The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property.. The heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new information on the case. 2) Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision. The Construction Minister by the decision of January 22, 2007 refused to determine invalidity.
Proceedings for payment of remuneration for non-contractual use of the real property located in Cracow at ul. Pijarska 11	PLN 1 345 thous.	Plaintiffs: 1) S., P., G., A. Marczak – March 2003; 2) A. and M. Marczak – April 2004; 3) Irena Kuc- November 2004; 4) Janusz Tabor and Irena Ciapała – November 2004	Plaintiffs: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena. Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. The District Court in Cracow issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement house, as well as on appointment of a Court Expert. Opinion of a new expert has not been yet presented to the Court.
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at ul. Pijarska 11 in Cracow	PLN 1 541 thous.	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application. Orbis S.A. appealed against this decision. A new court expert was appointed. A date for his hearing has not yet been set by the Court.
11 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5 000 to PLN 67 200 for termination of employment in violation of the law.	Some employees seek compensation of PLN 67 thousand, while others seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-28 thousand.	from July 2005 till the end of September 2005	Plaintiffs: approx. 11 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. has applied for the dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 11 claims, the proceedings related to these claims are at the stage of hearing the parties' witnesses. 4 non final judgments were issued in the case fully dismissing claims of former employees. 3 employees filed brought appeals and Orbis S.A. applied for their dismissal. The other cases were adjourned.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
22 proceedings (64 cases) initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005.	The total value of the claims amounts to PLN 776 thousand	First statements of claim were filed in July 2006	Plaintiffs: 64 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed. No judgment in the case has yet been issued. Some cases were adjourned.
Motion for determining that the adjustment of a charge for perpetual usufruct of land in Warsaw at ul. Zagórna 1 was unjustified and the lower amount of charge was justified.	PLN 230 thousand	Motion to SKO of January 12, 2005	Plaintiffs: Orbis SA Defendant: the State Treasury represented by President of Warsaw	SKO decided that the lower charge applied from January 1, 2005. An appeal was brought to a common court due to the fact that the motion of Orbis S.A. was accepted only partially. The case is pending. A date for a hearing has not yet been set.
Motion for determining that a decision of the Cracow Voivode of February 19, 1993 on obtaining ex officio by PP Orbis of the right of perpetual usufruct of real property (land), the title to the Cracovia hotel building owned by the State Treasury, was issued in breach of law.	Unknown	Notification of the Minister of Construction of May 21, 2007	Applicant: Convent of the Norbertanki Sisters in Cracow Defendant: the Minister of Construction	By a decision of October 12, 2007 the Minister of Construction determined the invalidity of a decision of the Małopolski Voivode of February 19, 1993 with regard to the transfer of title to PP Orbis in Warsaw. Orbis S.A. applied to the Minister of Infrastructure for management of the proceedings before the Minister of Infrastructure in accordance with an application for a review of the decision of the Minister of Construction of October 12, 2007.
Motion for determining that the adjustment of a charge for perpetual usufruct of land in Warsaw at ul. Złota 48/54 was unjustified	PLN 521 thousand	Motion to SKO of December 18, 2007	Applicant: Orbis S.A. Participant: President of Warsaw	Pending.
Claim for reconciliation of the contents of the Land and Mortgage Register with regard to a part of a plot of land no. 180/4 with the actual legal status, including a motion for security	PLN 10 000 thousand	Claim dated November 21, 2007	Claimant: : Convent of the Norbertanki Sisters in Cracow Defendants: the State Treasury represented by the President of Cracow acting as the Starosta of the poviat city (as the county town), and Orbis S.A.	The hearing was set for January 21, 2008. The case is pending. A date for the following hearing has not yet been set yet.
Claim for the delivery of real property in Warsaw, District Wilanów, at ul. St. Kostki Potockiego 27, plot of land no. 21/1 with an area of 4397 sq.m.	The claimant estimated the value of the subject of the dispute at PLN 5,000 thousand with regard to the value of the property or the amount of PLN 377 thousand as a 3 months rent payable on a property like this.	Claim dated September 29, 2005	Plaintiff: the State Treasury represented by the Municipality of Warsaw Defendant: Orbis S.A.	Orbis SA offered a settlement which was rejected by the State Treasury. The counsel for Orbis S.A. motioned for the dismissal of the claim and notified the Court that the settlement offer was withdrawn. On November 20, 2007 the Court issued a judgment dismissing the claim of the State Treasury. On December 17, 2007 the State Treasury brought an appeal against the judgment. According to the counsel for Orbis S.A. there are justifiable grounds for dismissing the appeal due to failing to meet the time limit. The case is pending.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

30.1 FINANCIAL RISK MANAGEMENT POLICY

The main areas of risk to which Orbis S.A. is exposed include foreign exchange risk and interest rate risk, resulting from the volatility of the money and capital markets and which is reflected in the balance sheet and in the income statement.
The Company pursues a uniform policy of financial risk management and permanent monitoring of risk areas, using the available strategies and mechanisms aimed at minimizing the negative effects of market volatility and securing cash flows.
The Company limits financial risk (defined as cash flows volatility) and the risk related to money and capital market volatility. The implementation of this policy is described below.
Exposure to additional risks not related to the accepted business operations is deemed improper.
The risk management policy and strategy are defined and monitored by the Management Board. Current responsibilities in the area of risk management are dealt with by special units established for this purpose.

30.2 INTEREST RATE RISK

Orbis S.A. is exposed to the risk of changes in short-term interest rates on variable-rate debt, as well as to changes in long-term interest rates in the event a new debt is incurred or an existing debt is refinanced.

At the end of 2007 Interest rate risk concerns bank loans and borrowings. This risk is connected with a possibility of a change in the interest rate change during subsequent calculations of interest on liabilities and is connected directly with the frequency of interest calculation. Liabilities exposed to that risk on December 31, 2007 are presented in the table below broken down by maturity, which reflects the frequency of possible changes in interest rates:

Credit/Loan	to 6 months	6-12 months	1year - 5 years	above 5 years
Bank Handlowy w Warszawie SA and Societe Generale SA Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK SA and Calyon (Arrangers)	227 213	0	0	0
Hekon-Hotele Ekonomiczne	143 071	0	0	0
Total liabilities with interest rate risk	**370 284**	**0**	**0**	**0**

The interest rate applicable to the Company's current debt is presented in note 25 Borrowings.

The Company performs interest rate sensitivity analyses. The analyses are based on the actual interest rates applicable to borrowings taking into account changes thereto from the dates of their introduction. The Company analyses the impact of interest rate fluctuations on its income statement. In accordance with the analyses performed, an increase/decrease in interest rates of 10 p.p. would decrease/increase the net results of the Company as at December 31, 2007 by a maximum of ca. PLN 400 thousand.

30.3 CURRENCY RISK

The risk of changes in foreign exchange rates (mainly Euro) is important for Orbis S.A. due to:

- entering, within the framework of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies,
- execution, within the framework of investing activities, of contracts implemented or denominated in foreign currencies,
- incurring foreign currency borrowings or borrowings denominated in a foreign currency. However as at December 31, 2007 the Company does not have any borrowings in foreign currencies.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The functional and presentation currency of the Company is the Polish Zloty (PLN).
In order to reduce the risk of its currency exposure, Orbis S.A. seeks first of all to use natural hedging mechanisms. Furthermore, derivative instruments, such as forwards, swaps and options, are used for the purpose of managing risk.

As at December 31, 2007, the Company did not use any derivatives in order to reduce the currency risk. The Company does not apply hedge accounting. The Company does not use financial instruments for speculative purposes.

The Company monitors changes to EUR exchange rates and performs analyses of the impact of these changes on its turnover. The analysis is based on average exchange rates published quarterly by the NBP and income of hotels where room prices are denominated in EUR.
The EUR/PLN exchange rate as at the end of December 2007 amounted to 3.5820. Any increase/decrease in the EUR/PLN exchange rate during the year of PLN 0.1, would result in an increase/decrease in sales of approximately 1%. The situation observed in 2006 was similar.

30.4 PRICE RISK

In its operations, Orbis S.A. is exposed to the following price risk factors:

- competition – hotel market in Poland is marked by a high growth in the number of rooms that were rendered operational in the years 1998-2007 thus bringing about a pressure on prices of hotel services exchange rates,
- the economic situation in Poland and global economic conditions – economic development stimulates a growing interest in hotel services through a growing number of travel agencies and increasing willingness to travel,
- exchange rates - the EUR/PLN exchange rate represents a significant factor of price risk in hotel operations. The low rate EUR/PLN exchange rate translates into a drop in PLN-denominated revenues from hotel operations.

Price risk is minimized by a policy of active management of room availability and rates (yield management). It is not possible to forecast the impact of the above risk on the Company's financial results.

30.5 CREDIT RISK

The credit risk to which the Company is exposed may result from:

- credit risk following from the creditworthiness of financial institutions (banks, brokers), parties to or agents for hedging contracts,
- the creditworthiness of entities whose securities the Company acquires or invests in,
- the creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and large share of relatively small transactions in total turnover.,
- the financial standing of entities to which the Company grants loans.

To minimize this risk, the Company cooperates with reputable banks with good financial standing and invests in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the Company's assessment, the risk related to hotels' clients does not differ from the average credit risk on the Polish market.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table with ratings of banks, whose services the Company uses, is presented below:

Rating	Issuer/Bank				
	VW Leasing	EFL (Europejski Fundusz Leasingowy)	Societe Generale SA Branch in Poland	Bank Handlowy w Warszawie SA	Calyon SA Branch in Poland
Fitch ST		F+			F+
S&P ST	A-1	A1			A-1+
Moody's ST	P-1	P-1		assessment for short term deposits in domestic currency: Prime-1, assessment for short term deposits in foreign currency: Prime-1	Prime-1
Fitch LT			AA-		AA
S&P LT	A	AA-	AA, perspective: negative		AA-
Moody's LT	A2	A1	Aa2	assessment for long term deposits in domestic currency: Aa3, assessment for long term deposits in foreign currency: A2	A1

Banks which cooperate with Orbis S.A. and amounts of borrowings as at December 31, 2007 are described in Note 25, Borrowings.

It is not possible to forecast the impact of this risk on the financial results of the Company.

30.6 LIQUIDITY RISK

The Company hedges liquidity through the following borrowings:

- bank overdraft facility in Bank Handlowy w Warszawie S.A,
- bank borrowings to refinance existing debt and finance the general needs of the Company, including the new investment plan, granted by Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers), as well as Bank Zachodni WBK S.A. and Calyon (Arrangers),
- loan from Hekon - Hotele Ekonomiczne S.A.

The Company has an overdraft facility of PLN 700 thousand. Large investment projects, which are included in its development strategy are financed using a credit line. As at December 31, 2007 the amount of Tranche B which was unused and available to the Company amounted to PLN 190 000 thousand (see note 25).

Temporarily free cash is invested in safe short-term debt securities, repo transactions and bank deposits with maturity dates ranging from 1 day to 3 months.

The Company monitors financial liquidity based on the gearing and current ratio. The gearing ratio is calculated as the ratio of total long and short-term liabilities and total shareholders' equity and liabilities.
The current ratio is calculated as a ratio of current assets and short-term liabilities.

In 2007 due to sustaining of Company's strategy, the current ratio remained on a level similar to previous years. At the same time the gearing ratio showed a small decline primarily due to the increase in the Company's equity and financing investments without drawing new loans.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	As at Dec.31, 2007	As at Dec 31, 2006
Total liabilities	573 589	613 321
Shareholders' equity and liabilities	2 260 089	2 190 171
Gearing	**25,38%**	**28,00%**

	As at Dec.31, 2007	As at Dec 31, 2006
Current assets	151 468	157 120
Short-term liabilities	289 798	287 392
Current ratio	**0,52**	**0,55**

The Company prepares forecasts of future cash flow from financial liabilities. The prognosis takes into account financial liabilities as at the reporting date. Interest rates as at December 31, 2007 apply to future interest periods. Interest and borrowing instalments are classified at maturity.

	Less than 1 year	Between 1 and 3 years	3 to 5 years	over 5 years
Borrowing expenses	200 438	112 651	101 629	0
Trade liability expenses	54 916	0	0	0
Other liability expenses	35 866	0	0	0
Total expenses	**291 220**	**112 651**	**101 629**	**0**

The above table presents gross values (not discounted).

31. CAPITAL MANAGEMENT

The objective of capital management is to ensure the Company's ability to continue its operations while maintaining the optimal capital structure enabling a reduction in the costs of capital employed.

It is assumed that the Company can influence the growth of capital by current actions designed to achieve good financial results, adjustment of the amount of dividend distributed to shareholders and the issue of new shares or an increase in the nominal value of existing shares.

The Company did not issue any new shares nor increase the value of existing shares during the reported period. The last issue of shares took place in 1998. In 2007 the Company reported a net growth of its results in compared with 2006. Payment of the 2006 dividend of PLN 15 667 thousand was a significant element with an impact on the shareholders' equity (the same level of dividend as in previous years, as planned by the Management Board taking into account the funds necessary to continue investment projects).

The Company uses own resources and external funds to finance long-term investments with a long-term impact on its results. It facilitates an effective use of financial leverage on a level consistent with hotel industry standards and the nature of the Company.

The Company monitors its capital based on capital using the return on equity ratio and PP&E/equity coverage.

The return on equity ratio indicates the rate of gains on capital invested by the Company. It is calculated as an annual ratio of net results and the average equity during the period. Return on equity improved significantly in 2007 due to growing net profits with a similar amount of dividend paid to shareholders.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	2007	2006
Net profit (loss)	125 317	63 095
Equity opening balance	1 576 850	1 529 422
Equity closing balance	1 686 500	1 576 850
Return on equity	**7,68%**	**4,06%**

The PP&E/equity ratio is calculated as a ratio of the Company's equity and the value of its PP&E. The ratio is maintained on a very secure level of 80% due to coverage of new investments primarily using own funds. The Company, however, plans to use a previously obtained investment loan to implement the strategy of the Orbis Group. It will allow the Company to use financial leverage and ensure a safe level of ratios.

	As at Dec.31, 2007	As at Dec.31, 2006
Equity	1 686 500	1 576 850
Property, Plant and Equipment	2 108 621	2 033 051
PP&E/equity ratio	**79,98%**	**77,56%**

Capital analysis is further supplemented by the debt ratio presented in Point 30.6 above.

32. FUTURE CAPITAL COMMITMENTS

Future capital commitments:

As at December 31, 2007, the Company was bound by executed contracts concluded for construction works, the supply of FF&E, installation of the Voice Alert System (DSO) in hotels, performance of the function of a substitute investor and modernizations aimed at adaptation to the fire regulations and modernization of TV installations in the amount of PLN 53 473 thousand. The Company had future capital commitments of PLN 206 thousand on account of modernization of the Head Office building connected with thermal insulation of the building's attic and investor's supervision. As at December 31, 2007, the Company's future capital commitments on account of contracts for the preparation of a construction&working design, technical control supervision and performing the function of substitute investor, demolition of existing hotels and other works connected with the construction of Etap hotels amounted to PLN 46 192 thousand.

Future operating lease liabilities:

Future minimum operating lease liabilities	As at Dec.31,2007	As at Dec.31,2006
Operating lease liabilities, due in:	2 702	2 320
one year	1 576	929
from 1 to 5 years	1 126	1 391
more than 5 years	0	0

In the current period, the minimum lease payments recognized in the income statement amounted to PLN 1 224 thousand.

Operating lease liabilities result from lease agreements, concluded with a related party Orbis Transport Sp. z o.o. related to the lease of cars.

(all amounts are quoted in PLN thousands, unless otherwise stated)

33. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Company include members of the managing and supervising staff and close members of their families, subsidiaries and associates described in notes 11 and 12 to these financial statements and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements Orbis S.A. executed the following major related party transactions:

- with Accor Polska Sp. z o.o. (company related to Accor S.A) - revenues of PLN 1 745 thousand, including revenues under management contract in the amount of PLN 1 735 thousand and costs of PLN 12 694 thousand, including license fee in the amount of PLN 12 541 thousand. In 2006, revenues totalled PLN 1 867 thousand, including PLN 1 793 thousand under the management contract, while the costs of PLN 11 041 thousand, including license fee of PLN 10 929 thousand. As at December 31, 2007, receivables on account of the above transactions amounted to PLN 559 thousand, while as at December 31, 2006 they amounted to PLN 403 thousand. Liabilities under the above transactions amounted to PLN 3 691 thousand as at December 31, 2007, while as at December 31, 2006 the Company recognized liabilities in respect of Accor Polska Sp. z o.o. amounting to PLN 3 301 thousand,
- with Accor Centres de Contacts Clients (a company related to Accor S.A.) – in 2007 costs of access to the reservation services system totalled PLN 1 865 thousand (PLN 1 506 thousand in 2006). The Company did not recognize any liabilities to Accor Centres de Contacts Clients in 2007 and 2006,
- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels belonging to Orbis S.A. Revenues from the lease of Etap hotels in 2007 amounted to PLN 2 845 thousand and to PLN 245 thousand in 2006,
- with PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o. and PH Majewicz net sales of trademark in 2007 amounted to PLN 2 249 thousand. In 2006 sales of these transactions amounted to PLN 2 658 thousand,
- with Hekon - Hotele Ekonomiczne S.A. net sales of executory consideration services contract in 2007 amounted to PLN 3 195 thousand, and costs PLN 2 634 thousand. However in 2006 sales of these transactions amounted to PLN 2 841 thousand and costs PLN 3 409 thousand,
- with Hekon - Hotele Ekonomiczne S.A. costs of interest on borrowings in 2007 amounted to PLN 6 500 thousand and in 2006 the cost of interest on bonds amounted to PLN 5 457 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.1. REMUNERATION OF MEMBERS OF GOVERNING BODIES

	Wages and salaries as well as other short-term benefits for serving in governing bodies	
	Orbis S.A.	subsidiaries, affiliates and associates
Management Board and Authorized Officers		
Jean-Philippe Savoye	1 245	0
Krzysztof Gerula	945	54
Ireneusz Węglowski	662	153
Yannick Yvon Rouvrais	853	396
Alain Billy	486	152
Marcin Szewczykowski	160	19
Supervisory Board		
Claude Moscheni	60	0
Christophe Guillemot	53	0
Michael Flaxman	42	0
Erez Boniel	60	0
Elżbieta Czakiert	21	0
Artur Gabor	21	0
Jacek Kseń	25	0
Jarosław Szymański	21	0
Andrzej Procajło	21	0
Christian Karaoglanian	21	0
Paweł Dębowski	21	0
Janusz Rożdżyński	21	0
Sabina Czepielinda	21	0
Andrzej Przytuła	21	0
Michael Harvey	24	0
Denys Sappey	21	0
	Post-employment benefits	
Andrzej Szułdrzyński	245	0

33.2. SALES OF GOODS AND SERVICES

The following notes apply to transactions/balances with members of the Orbis Group and members of the Accor Group:

	2007	2006
Net sales of services	**30 248**	**29 312**
- to the companies from Accor Group	1 854	1 867
- to subsidiaries	25 065	23 093
- to associates	3 329	4 352
Net sales of products	**2 254**	**2 658**
- to subsidiaries	2 254	2 658
Total sales	**32 502**	**31 970**
Other income	**1 911**	**0**
- to subsidiaries	1 911	0
Total sales	**34 413**	**31 970**

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.3. PURCHASES OF GOODS AND SERVICES

The following notes apply to transactions/balances with members of the Orbis Group and members of the Accor Group:

	2007	2006
Purchases of services	**20 569**	**21 247**
- from the companies from Accor Group	14 611	12 547
- from subsidiaries	5 958	8 177
- from associates	0	523
Total purchases of goods and services	**20 569**	**21 247**

33.4. BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at Dec. 31, 2007	As at Dec. 31, 2006
Trade receivables	**5 856**	**2 835**
- from the companies from Accor Group	591	403
- from subsidiaries	5 052	2 380
- from associates	213	52
Other receivables	**38 554**	**31 090**
- from subsidiaries	38 554	30 848
- from associates	0	242
Receivables from the Tax Group	**533**	**776**
- from subsidiaries	533	776
Total receivables	**44 943**	**34 701**
Trade payables	**4 895**	**5 296**
- from the companies from Accor Group	3 822	3 301
- to subsidiaries	1 073	1 995
Other liabilities	**143 071**	**142 804**
- to subsidiaries	143 071	142 804
Payables to the Tax Group	**72**	**1 170**
- to subsidiaries	72	1 170
Total liabilities	**148 038**	**149 270**

Loans to related parties are recognized in other receivables.

Other liabilities include liabilities under short-term loans taken from Hekon-Hotele Ekonomiczne S.A. in March 2006 and October 2006. Detailed information on this matter is presented in notes 25 and 27 to these financial statements.

No provision for impairment of the presented receivables was created in the reported period.

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.5. LOANS TO RELATED PARTIES

	As at Dec.31,2007	As at Dec.31,2006
Opening balance	**30 848**	**32 685**
Loan granted	10 000	18 400
Interest accrued	1 723	1 914
Interest repaid	(1 617)	(1 951)
Loan repaid	(2 400)	(20 200)
Closing balance	**38 554**	**30 848**

In 2007, the amount represents loans granted by Orbis S.A. to Orbis Transport Sp. z o.o.

Debtor	Contractual value, in PLN thous.	Interest to be repaid as at Dec.31, 2007	Interest rate	Repayment date	Loan description
Orbis Transport Sp. z o.o.	20 000	185	WIBOR 3M + margin	May 3, 2008	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	8 200	101	WIBOR 3M + margin	Apr. 14, 2008	financing the purchase of non-current assets and reduction of involvement under bank borrowings
Orbis Transport Sp. z o.o.	10 000	68	WIBOR 3M + margin	Aug. 21, 2008	financing of lease operations
Total	**38 200**	**354**			

34. EVENTS AFTER THE BALANCE SHEET DATE

1. The increase in the share capital of Capital Parking Sp. z o.o. by resolution of the General Shareholders' Meeting of November 29, 2007 was registered in KRS in January 2008.
2. On February 19, 2008 Orbis S.A. concluded an overdraft facility agreement with Bank Handlowy amounting to PLN 20 000 thousand valid until February 18, 2009.
3. On February 27, 2008 a loan agreement was concluded by and between Orbis S.A. and its subsidiary (borrower) PBP Orbis Sp. z o.o. for PLN 7 000 thousand to finance the Company's current activities.
4. On March 26, 2008 a loan agreement was concluded by and between Orbis S.A. and its subsidiary (borrower) PBP Orbis Sp. z o.o. for PLN 3 000 thousand to finance the Company's current activities.
5. On March 18, 2008 a surety agreement was concluded by and between Orbis S.A. and Société Générale S.A. Branch in Poland by PLN 30 000 thousand for its subsidiary Orbis Transport Sp. z o.o.'s liabilities from current borrowing agreement.
6. On April 7, 2008 repayment of the loan in the amount of PLN 8 200 thousand granted by the Company to its subsidiary Orbis Transport Sp. z o.o. was rolled over until April 14, 2009.
7. On April 7, 2008 repayment of the loan in the amount of PLN 20 000 thousand granted by the Company to its subsidiary Orbis Transport Sp. z o.o. was rolled over until May 4, 2009.
8. By a resolution dated March 18, 2008, the Annual General Meeting of Shareholders of Orbis Kontrakty Sp. z o.o. (a subsidiary of Orbis S.A.) decided to allocate the profit generated by the company during the financial year 2007 for payment of the dividend in the amount of PLN 8 000 thousand, of which PLN 6 400 thousand shall be paid to Orbis S.A.

35. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance-sheet change in the balance.

Change in provisions presented in the cash flow statement is equal to the balance-sheet change in the balance.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	2007	2006
Balance sheet change in receivables	**11 218**	**28 708**
purchase of shares	13 839	(13 838)
loan conversion with non-current assets	0	(245)
loan offsetting	0	245
change in prepaid loans	(7 446)	1 854
change in prepaid assets under construction	(836)	(8 904)
Change in the cash flow statement	**16 775**	**7 820**
Balance sheet change in current liabilities without borrowings	**214**	**(89 857)**
changes in capital commitments	984	(11 252)
changes in liabilities of debt securities	0	110 519
Change in the cash flow statement	**1 198**	**9 410**
Other adjustments	**(26 290)**	**(26 903)**
revaluation of non-current assets	(26 093)	(27 519)
other	(197)	616
Total	**(26 290)**	**(26 903)**

36. OTHER INFORMATION

In 2007 three controls were performed in the Company: one by the State Supervision of Labour and two by the Social Insurance Institution. The post-control recommendations were realized. The Company was not charged with any fines resulting from these controls.

The tax authorities may control the books of accounts and tax settlements within a period of 5 years as from the end of the year in which tax returns were filed, and charge the Company with additional tax together with penalties and interest. In the opinion of the Management Board, there are no circumstances that would indicate the possibility of significant liabilities arising in this respect.

Orbis S.A.

Director's Report on the operations

as at December 31, 2007

Orbis

Directors' Report
on the Operations of Orbis S.A.
for 2007

Orbis

April 17, 2008

TABLE OF CONTENTS

(unless otherwise stated, all amounts are presented in PLN thousand)

1. DESCRIPTION OF THE COMPANY ORBIS S.A.

1.1. ORBIS S.A. BUSINESS

The joint-stock company Orbis Spółka Akcyjna with its seat in Warsaw was established in the course of transformation of the State-Owned Enterprise Orbis on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises (Official Journal "Dz.U." of 1990, No. 51 item 298, as further amended). On December 17, 1990, a notary's deed of transformation of the State-Owned Company Orbis into a single-shareholder company of the State Treasury was drafted (Notary's Deed Rep. A No. 1882/90).
On January 9, 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on entering ORBIS Spółka Akcyjna in the Commercial Register (RHB 25134).
On June 28, 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register entered Orbis Spółka Akcyjna in the Register of Business Operators.
Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw in Warsaw, presently XII Economic Division of the National Court Register (KRS).
The Company pursues its operations on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on November 20, 2007 (Notary's Deed Rep. A No. 5164/2007), while amendments incorporated therein were registered by the District Court in Warsaw on December 13, 2007.

The scope of the Company's business operations includes, among others:

- provision of hotel lodging and catering services and provision of ancillary services,
- organization and servicing of domestic and international tourism,
- coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events along with additional services,
- management of external hotels within the framework of management systems operated by the Company,
- agency services in the area of booking and sale of carriage documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport,
- provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles,
- foreign trade operations, in particular in the areas related to the Company's core business,
- sale of domestic and foreign products and goods,
- provision of services and conducting business operations in the area of training, investment and information technology.

As at December 31, 2007, the structure of Orbis S.A. comprised 42 hotels located in 27 towns, cities and resorts in Poland, with an aggregate operating capacity of 8 396 rooms. As compared to the corresponding period of past year, the number of rooms went down as a result of closing down 5 hotels: the „Grand" Hotel in Warsaw, closed down on August 31, 2007, and the „Arkona" Hotel in Szczecin, the „Petropol" Hotel in Płock, the „Kosmos" Hotel in Toruń, the „Vera" Hotel in Warsaw, closed down on November 30, 2007.

Hotels belonging to Orbis S.A. operate under the following Accor brands: Sofitel, Novotel and Mercure, as well as under brands Orbis Hotels and Holiday Inn. Moreover, Orbis S.A. manages two hotels under a management contract, i.e. Mercure Fryderyk Chopin in Warsaw and Sofitel Wrocław and owns three hotel buildings operating under the Etap brand, which are run by Orbis' subsidiary, Hekon–Hotele Ekonomiczne S.A.

The Company's hotels offer comprehensive catering services, have professionally equipped conference rooms and Business Centers, feature recreational facilities and spa. This potential ranks the Orbis hotel network first both in Poland as well as in the Central and Eastern Europe.

The Companies Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon as well as Orbis Kontrakty Sp. z o.o. jointly form the Orbis Hotel Group (an owner of 56 hotels altogether and manager of 3 hotels).

(unless otherwise stated, all amounts are presented in PLN thousand)

Chart 1: Hotel room structure per brand - Orbis S.A.


Orbis S.A.
4%
35%
21%
6%
34%
MERCURE
NOVOTEL
SOFITEL
ORBIS HOTELS
HOLIDAY INN

Chart 2: Hotel room structure per brand - The Orbis Hotel Group


Orbis Hotel Group
3%
2%
17%
29%
30%
4%
11%
4%
MERCURE
NOVOTEL
SOFITEL
IBIS
ETAP
ORBIS HOTELS
HOLIDAY INN
Vilnius

1.2. THE COMPANY'S SHAREHOLDERS

The list of Orbis S.A. shareholders determined as at December 31, 2007, on the basis of the notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Table 1. The Company's Shareholders at December 31, 2007

Shareholder	Share in the Company's capital
Accor S.A. (including a subsidiary of Accor S.A. – Accor Polska Sp. z o.o. – 4.99%)	45.48%
BZ WBK AIB Asset Management S.A. – customers under the management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	18.36%
Commercial Union OFE BPH CU WBK	5.08%
Pioneer Pekao Investment Management S.A.(PPIM) – all clients (concerns those portfolios that are managed by PPIM)	5.06%

(unless otherwise stated, all amounts are presented in PLN thousand)

As at the date of this Report, i.e., April 17, 2008 the following item of the shareholding structure would be different:

Table 2. The following differences of the shareholding structure at April 17, 2008

BZ WBK AIB Asset Management S.A. - customers under the management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	20.35%
Pioneer Pekao Investment Management S.A.(PPIM) – all clients (concerns those portfolios that are managed by PPIM)	No longer one of the shareholders representing at least 5% of the total number of votes at the GM.

1.3. ORBIS S.A. SHARE PRICE

During the period January – December 2007, the Company's share prices fluctuated between PLN 59.00-95.00. The spread between the highest and the lowest price equaled PLN 36.00 that is 61.0% of the lowest quotation.

From the beginning of the reporting period until approximately February 22, the share price was on the rise and on that date reached its highest quotation in that period. Then, the price was corrected upward and downward but a stronger downward correction occurred on May 18 (PLN 75.00). From June, the prices followed a downwards trend with local corrections. Definite downward price correction took place on August 17, when the share prices reached the 2007 low, i.e. PLN 59.00. Until November 6, the share prices kept rising and falling. The price drop was followed by an upwards correction, and on the last day of quotations, the Orbis share prices stood at PLN 69.50. The average daily trading volume in Orbis securities equaled 48 185 shares in 2007.

Chart 3. Orbis S.A. and WIG-20 index quotations during the period January–December 2007

PLN points



Orbis S.A.
WIG-20
97,0
94,0
91,0
88,0
85,0
82,0
79,0
76,0
73,0
70,0
67,0
64,0
61,0
58,0
4 000
3 900
3 800
3 700
3 600
3 500
3 400
3 300
3 200
3 100
3 000

(unless otherwise stated, all amounts are presented in PLN thousand)

1.4. THE COMPANY'S GOVERNING BODIES, THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

During the period from January 1, 2007 till December 31, 2007, the composition of the Company's Management Board and the Supervisory Board was as follows:

Governing body	Function	Names of members
The Management Board	President	Jean-Philippe Savoye
	I Vice-President	Krzysztof Andrzej Gerula
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Alain Billy (until 30.06.2007)
	Member	Marcin Szewczykowski (from September 12, 2007)
The Supervisory Board	Chairman	Claude Moscheni
		Jacek Kseń (from June 28, 2007)
		Erez Boniel
		Michael Flaxman
		Christophe Guillemot
		Sabina Czepielinda (until June 28, 2007)
		Paweł Dębowski (until January 24, 2007)
		Michael Harvey (until June 28, 2007)
		Andrzej Przytuła (until June 28, 2007)
		Janusz Rożdżyński (until June 28, 2007)
		Denys Sappey (until June 28, 2007)
		Elżbieta Czakiert (from June 28, 2007)
		Artur Gabor (from June 28, 2007)
		Jarosław Szymański (from June 28, 2007)
		Andrzej Procajło (from June 28, 2007)
		Christian Karaoglanian (from June 28, 2007)

1.5. COMPANIES FORMING THE ORBIS GROUP

As at December 31, 2007, Orbis S.A. directly held shares and interest in the following commercial companies:

Table 3. Companies forming the Orbis Group – subsidiaries and associates

Name, legal status and corporate seat of the company	Share capital, in PLN	% share of the Parent Company in share capital	% share of the parent company in the no. of voting rights at the GM	Business operations
Direct subsidiaries				
Hekon-Hotele Ekonomiczne S.A. Warszawa	300 000 000	100	100	Hotel services, catering services
Orbis Transport Sp. z o.o.[1] Warszawa	28 507 600	98,88	98,88	Passenger transport, rent and lease of vehicles
PBP Orbis Sp. z o.o. Warszawa	16 453 900	95,08	95,08	Travel agent– retail agent & tour operator

[1] Orbis Transport Sp. z o.o. – the increase of the company's share capital up to the amount of PLN 28 507.6 thousand was registered in the National Court Register on May 9, 2007. As a result of capital increase, the stake held by „Orbis" S.A. in the capital increased up to 278 439 shares having a total value of PLN 27 843.9 thousand, which accounts for 98.88% share in the company's capital.

(unless otherwise stated, all amounts are presented in PLN thousand)

WT WILKASY Sp. z o.o. Wilkasy	1 650 000	100	100	Hotel services, catering services, leisure
Orbis Kontrakty Sp. z o.o. Warszawa	100 000	80	80	Organization of purchases for hotels managed by shareholders
Direct associates				
Orbis Casino Sp. z o. o. Warszawa	4 800 000	33,33	33,33	Casinos and game parlors

The investment portfolio of Orbis S.A. comprises investments of strategic and commercial nature.

The strategic portfolio of Orbis S.A. comprises shares and interest in the following companies:

a) **Hekon–Hotele Ekonomiczne S.A.** – hotel operator managing hotels that operate under three Accor brands: eight two-star Ibises, two Novotels, three Etaps and a manager of one Ibis hotel. The financial standing of the company is stable. Hotels report a growth in sales in the setting of high operating efficiency. Hekon-Hotele Ekonomiczne S.A. established a single-shareholder company named UAB Hekon, founded under the Lithuanian law and having its registered address in Vilnius, to operate the Novotel Vilnius Hotel.

b) **Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.** - daughter companies divested in 1993 in the course of the restructuring and privatization of Orbis. A complementary nature of business activities carried out by both these companies towards the business of Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on arms' length on the operational level. Each of the daughter companies has a steady market position.

c) **Orbis Kontrakty Sp. z o.o.** – the company founded on January 24, 2005 (registered on February 14, 2005) together with Hekon-Hotele Ekonomiczne S.A. for the purposes of organization of purchases for hotels managed by shareholders. The company's operations, commenced in April 2005, are aimed at streamlining operating expenses of each shareholder and, therefore, the effects of hotels managed by them.

The commercial portfolio consists of shares and interests in the following companies:

a) **Orbis Casino Sp. z o.o.** - a company founded in 1989 and at present running 10 casinos and 5 game parlors. Orbis Casino remains a leading-edge company on the market of gambling, mutual bets and slot machines. The financial standing of the company is stable.

b) **Wioska Turystyczna WILKASY Sp. z o. o** - a company running a leisure center. The company offers accommodation and catering services, conference and recreation facilities in the region of the Great Masurian Lakes, complementary with respect to the offer of Orbis S.A. hotel in Mrągowo.

Moreover, Orbis S.A. holds minority shares and interests taken up as a result of debt conversion, or in the companies without any development prospects. The following companies fall into this category: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. in liquidation, Tarpan Sp. z o.o. in liquidation and Walewice Sp. z o.o. in liquidation.

The value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 487 992 thousand as at the reporting date. The carrying amount of shares and interests equals PLN 484 007 thousand. Shares and interest held in the following companies: BWE S.A., Polskie Hotele Sp. z o.o., Tarpan Sp. z o.o. and Walewice Sp. z o.o. are fully written-down and their carrying amount as at December 31, 2007, equals zero.

Changes in the structure of the Group and their effect, including merger, acquisition and disposal of subsidiaries and associated companies:

- **ORBIS Transport Sp. z o.o.** – the increase of the company's share capital up to the amount of PLN 28 507.6 thousand was registered in the National Court Register on May 9, 2007. As a result of capital increase, the stake held by Orbis S.A. in the capital increased up to 278 439 shares having a total value of PLN 27 843.9 thousand, which accounts for 98.88% share in the company's capital.

- **PH Majewicz Sp. z o.o.** – on December 3, 2007, Orbis S.A. sold 2,157 shares having a nominal value of PLN 500 each in the company Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o., accounting for 49.0% of the said company's share capital. Thus, Orbis S.A. is no longer the shareholder of PH Majewicz Sp. z o.o.

(unless otherwise stated, all amounts are presented in PLN thousand)

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS

2.1. EXTERNAL FACTORS

2.1.1 MACROECONOMIC FACTORS

Economic growth. In 2007, the rate of economic growth was very high. The gross domestic product during successive quarters of 2007 grew, respectively, by 7.2% during the 1st quarter, by 6.4% during the 2nd quarter, by 6.4% during the 3rd quarter and by 6.1% during the 4th quarter as compared to the corresponding periods of the past year (the figures concerning the 4th quarter are estimates published as at February 29, 2008). According to preliminary estimates, in 2007 the gross domestic product (GDP) was by 6.5% higher in real terms as compared to the year 2006.

Trade. In 2007, exports measured in current prices stood at PLN 383.9 billion, while imports at PLN 450.7 billion. As compared to 2006, exports grew by 11.7% and imports by 14.4%. The negative balance was at the level of PLN 56.2 billion (in 2006: minus PLN 50.3 billion).

Negative balance was reported in trade with developing countries and with the countries from Central and Eastern Europe. Trade with developed countries closed with a positive balance. Balance of trade with EU Member States remains positive since the beginning of 2005.

Labour market. During the last few months, the unemployment rate in Poland has been falling steadily, while the employment level was on the rise. At the end of December 2007, the unemployment rate stood at 11.4% (a decline by 3.4% pts as compared to the corresponding period of 2006). At the same time, the minimum average gross monthly salary in the corporate sectors grew by 7% as compared to the corresponding period of 2006 and equaled PLN 3 246 at the end of December 2007.

Average annual price growth. In December of 2007, the average annual growth in consumer prices stood at 4.0% as compared to December of 2006 and grew by 0.3% as compared with November of 2007. The price index of consumer goods and services was 2.5% in 2007. The inflation pressure remains under strict control of the Monetary Policy Council. in 2007 the MPC increased the interest rates four times, every time by 0.25 percentage points. The factors curbing inflation include the strong zloty and the growth of competition on some labour markets.

Foreign investments in Poland. Good dynamics of foreign investments in Poland has been maintained for some time. Yearly reports show strong growths in this respect and even though declared investment amounts are slightly lower in some quarters, it results from the nature of investment processes, since it can take several months from the decision to the actual commencement of the investment works.

Exchange rates. The level of revenues from sales, hotel operation, incoming foreign traffic and in the Rent a Car segment is affected by the euro - zloty exchange rate. According to the National Bank of Poland, the average EUR-PLN exchange rate amounted to 3.7829 in 2007 and it was by 2.9% lower than the average EUR-PLN exchange rate in 2006. The decrease in the euro-zloty exchange rate has a negative impact on hotel sale results. At the same time, the lower euro exchange rate can increase profits from sales in the foreign outgoing traffic.

2.1.2 COMPETITION AND THE TOURIST MARKET

Foreign incoming traffic. In 2007, 66.2 million arrivals of foreigners were reported (by 1.7% more as compared to 2006), of which the tourist traffic was estimated at approx. 15.0 million * arrivals (decline by 4.5% against the year 2006).

The analysis of changes in the incoming traffic throughout the entire 2007 according to country of origin indicates an upward trend. A considerable growth (by over 25%) of arrivals from Portugal, Ireland, Luxembourg, Belgium, Norway, Estonia and Spain was reported. Growth of foreign incoming traffic at the level of 10%-25% was reported in case of Latvia, Switzerland, Italy, Turkey and Denmark; the number of arrivals from Germany grew by 2.4% while arrivals from other EU 15 Member States increased by 12.0%. The number of tourists visiting Poland from Cyprus, Malta, Greece, the United States and the Netherlands declined.

The structure of tourist arrivals shows the following graph:

Chart 4. Tourist arrivals during years 2006 and 2007 (data in thousands)


1 285
1 880
2 365
4 700
5 440
1 290
1 905
2 495
4 030
5 270
The rest of the world - no change
New EU member states - growth by 1%
EU 15 (without Germany) - growth by 5.5%
Russia, Ukraine, Byelorussia - decline by 14%
Germany - decline by 3%
in 2006 15.7 mln
in 2007 15.0 mln

Source: estimates by the Institute of Tourism

** The volume of foreign incoming tourist traffic is estimated based on independent measurement of the tourist traffic at border points by the surveyors of the Institute of Tourism. Beginning from the year 2007, the traffic is estimated according to new measurement methods.*

Foreign outgoing traffic. In 2007, the reported number of Poles traveling abroad stood at 47.6 million (by 6.5% more than in the corresponding period of 2006).

Projected tourist traffic. According to the projections of the Institute of Tourism, the average annual growth in the number of incoming tourist traffic to Poland will rise from 15.7 million in 2007 up to approx. 19 million in the years 2012-2013, which translates into an average annual growth dynamics of incoming tourist traffic by 2.7% throughout 2006-2013. We should expect a continued high rate of growth in incoming traffic from non-neighboring EU-15 Member States, North America and other overseas countries (by 7-9% annually). A lesser growth in the number of foreign incoming traffic should be expected in the case of arrivals from Germany and countries of Eastern Europe.

Warsaw market

Two new hotels have been opened on the Warsaw market in 2007, i.e. a five-star Hilton Hotel (314 rooms) at the junction of Wronia and Grzybowska street and a four-star Holiday Inn (150 rooms) in Józefów near Warsaw. At the same time, the Orbis Hotel Group closed down the Grand Hotel (355 rooms) for renovation and the Vera Hotel (161 rooms), to be replaced by newly built Ibis and Etap hotels. The market share of hotels of the Orbis Hotel Group as at the end of 2007 totalled 41.2%.

The System hotel network, Qubus, Vienna International Hotels & Resorts and the Orco Group plan to invest in the Warsaw market during the forthcoming two years.

Kraków market

In 2007, three new competitive hotels have been opened on the Krakow market: four-star Andel's Hotel (159 rooms) belonging to Vienna International Hotels & Resorts, three-star Major hotel (45 rooms) and three-star Ascot hotel (49 rooms). The market share of hotels of the Orbis Hotel Group as at the end of 2007 totalled 28.7%.

(unless otherwise stated, all amounts are presented in PLN thousand)

Plans for 2008 provide for the opening of one Orbis Group hotel, i.e. a one-star Etap hotel (124 rooms) near Novotel Bronowice and six competitive hotels. The following hotel chains have announced their intention to enter the market during the years 2008-2009: Hilton Garden Inn, Best Western Premium, Park Inn Rezidor SAS and Vienna International Hotels & Resorts.

Tri-City (Gdańsk, Sopot, Gdynia) market

In 2007, four small hotels totaling jointly 186 rooms have been opened on the Tri-City market, including, amongst others: the Villa Aqua in Sopot, three-star Blick Hotel in Gdynia and two-star Oliwski Hotel in Gdańsk. The market share of hotels of the Orbis Hotel Group on this market as at the end of 2007 totalled 41.7%.

Plans for 2008 provide for the opening of four competitive hotels on this market, i.e. the Sheraton Hotel in Sopot, the Radisson SAS in Gdańsk and two smaller hotels in Gdańsk belonging to private investors (approx. 390 rooms in aggregate). Plans for 2009 envisage openings of three successive hotels: Qubus, Hotton and a hotel adjoining the Oliwia Sports Hall in Gdańsk (approx. 200 rooms altogether).

Poznań market

In 2007, one new competitive hotel was opened on the Poznań market, i.e. a four-star Andersia Tower IBB Hotel (171 rooms). The market share of hotels of the Orbis Hotel Group on this market as at the end of 2007 totalled 53.3%.

Plans for 2008 provide for the opening of two competitive hotels on this market, i.e. Stary Browar boutique hotel and NH Hotels Group hotel (approx. 110 rooms altogether). At the same time, works on the construction of three new hotels, i.e. the Hilton Garden Inn, Radisson SAS and Andel's (approx. 580 rooms in aggregate) are pending.

Wrocław market

In 2007, one new competitive hotel was opened on the Wrocław market, i.e. a three-star System hotel (107 rooms). The market share of hotels of the Orbis Hotel Group on this market as at the end of 2007 totalled 41.0%.

Plans for the beginning of the year 2009 provide for the opening of two Orbis Group hotels on this market, i.e., one-star Etap hotel (107 rooms) near the Novotel and one-star Etap hotel (120 rooms) at Lotnicza street. opening of two competitive hotels was scheduled for the years 2008-2009: a hotel at Krawiecka street and the Hilton Hotel (approx. 410 rooms in aggregate). Moreover, the Best Western carries out enlargement works adding new rooms and conference halls.

Katowice market

In 2007, one new competitive hotel opened on the Katowice market (also including Sosnowiec and Zabrze): three-star Park Diament hotel (98 rooms). The market share of hotels of the Orbis Hotel Group as at the end of 2007 totalled 41%.

Plans for 2008 provide for the opening of one Orbis Group hotel, i.e. a one-star Etap (126 rooms) near the Novotel and two competitive hotels of the System network and Vienna International Hotels & Resorts network (approx. 380 rooms in aggregate). At the same time, works on the construction of a four-star hotel (200 rooms) at Sokolska street are continuing.

Szczecin market

In 2007, one new competitive hotel opened on the Szczecin market, i.e. two-star Fokus hotel (120 rooms). At the same time, the Arkona hotel (62 rooms) belonging to Orbis has been closed down. The market share of hotels of the Orbis Hotel Group as at the end of 2007 totalled 45.7%.

There is no information concerning scheduled openings of new hotels on this market in the nearest future.

Vilnius, Lithuania

The market share of the Novotel hotel in Vilnius as at the end of 2007 totaled 11.5%. The scheduled opening of the Kempiński hotel (107 rooms) was postponed to spring of 2008.

(unless otherwise stated, all amounts are presented in PLN thousand)

2.1.3 LEGAL ENVIRONMENT

The following legislative acts, which are significant for the conduct of Orbis S.A. business, have been promulgated in 2007:

- the Budget Act of 2007 dated 25.01.2007 (Official journal „Dz.U." No. 15, item no. 90), in particular Articles 14, 26, 33, 37, and 38 thereof,

- the Act dated 16.02.2007 on the Protection of Competition and Consumers (Official journal „Dz.U." No. 50, item no. 331), which defines the terms and conditions for the protection of competition and the terms of protection of the interest of business operators and consumers undertaken in the public interest, as well as regulates the terms and procedures of counteracting practices curbing competition and practices that infringe collective interest of consumers, as well as anti-competitive concentration of entrepreneurs and their combinations, if such concentrations cause or may cause effects on the territory of the Republic of Poland,

- the Act dated 19.09.2007 amending the Act – the Construction Law (Official journal „Dz.U." No. 191, item no. 1373) (amendments concerning the electric energy type certificate of the building or premises),

- the Act dated 26.01.2007 amending the Act- the Foreign Exchange Law and other Acts (Official journal „Dz.U." No. 61, item no. 410),

- the Act dated 09.05.2007 amending the Act – the Code of Civil Procedure and Certain Other Acts (Official journal „Dz.U." No. 121, item no. 831),

- the Act dated 24.08.2007 amending the Act – the Labour Code and certain other acts (Official journal „Dz.U." No. 181, item no. 1288) (the chapter on telework employment was added the Labor Code),

- the Act dated 13.04.2007 on the State Labour Inspectorate (Official journal „Dz.U." No. 89, item no. 589),

- the Act dated 15.06.2007 Concerning amending the Act on the Social Security System and Certain other Acts (Official journal „Dz.U." No. 115, item no. 792).

Moreover, the following legislative regulations have been promulgated in 2007:

- the regulation of the Prime Minister dated 16.11.2007 Concerning Detailed Scope of Competence of the Minister of Sports and Tourism (Official journal „Dz.U." No. 216, item no. 1602) (amongst others, pursuant to § 1.2 thereof, the Minister of Sports and Tourism manages the tourism department of state administration),

- two regulations of the Minister of Finance dated 20.06.2007 have been promulgated in the official journal "Dziennik Ustaw" No. 112, items no. 770 and 771: the Regulation Concerning Authorization to Interpret the Tax Law Regulations and the Regulation Concerning the Sample Form of an Application for Interpretation of the Tax Law and the Manner of Payment of the Fee on the Application,

- the regulation of the council of Ministers dated 24.12.2007 concerning the Polish Classification of Business Activities (PKD) was promulgated in the official journal "Dziennik Ustaw" No. 251, item no. 1885. Pursuant to § 1 thereof, the Polish Classification of Business Activities shall be applied to classify business activities in the following sectors: statistics, reporting and documentation, accounting as well as in the official registers and information systems of the public administration. The Polish Classification of Business Activities (PKD) was appended to this regulation.

2.2. INTERNAL FACTORS

2.2.1 THE STRATEGY

In 2007, the Management Board of Orbis S.A. continued to pursue the strategy in accordance with the assumptions presented in the Strategy of the Orbis Hotel Group for 2005-2009 (current report No. 10/2005) and its up-dated version presented in June 2007 (current report No. 14/2007) covering the years 2007-2011.

The main assumptions of the Orbis Hotel Group Development Strategy for years 2007-2011 include:

- introduction of the Etap brand on the Polish market,
- continued development of the successful Ibis brand,
- modernization of some of Orbis hotels, including adaptation to the standards of Accor group brands.

(unless otherwise stated, all amounts are presented in PLN thousand)

2.2.2 THE INVESTMENT PROGRAM

In 2007, capital expenditure of Orbis S.A. amounted to PLN **154 205** thousand on hotel modernizations including replacement of furniture, FF&E, modernization of technical installations, including fire safety systems. Furthermore, preparations for the construction of subsequent economy hotels of the Etap and Ibis brands, purchases of tangible assets necessary for on-going operations and purchase of computer hardware and software are at an advanced stage.

The following investment tasks were carried out in 2007 as part of strategy implementation:

Construction of hotels or conversion into hotels of new brands

According to the new strategy of development and modernization, the intensive process of preparations for the **construction** of **Etap** and **Ibis** economy brand hotels as well as development of **Novotel** and **Mercure** brend hotels, intended to last for a few years, is currently underway.

The most advanced project is the construction of an ETAP hotel in Krakow with 120 rooms, which will probably open to accept first guests in May 2008. Another Etap in Katowice, offering 124 rooms will be opened for operation in June 2008. The works on the construction of 2 Etaps in Wroclaw have started.

Furthermore, intensive preparations for the construction of over a dozen new hotels, e.g. in Gdynia, Kielce, Toruń, Warsaw and Plock are underway and for this purpose expert evaluations, opinions and technical documentation are being prepared, and steps aimed at obtaining appropriate permits have been taken, etc.

The company realises intensification activities to purchase several plots of land for the construction of new hotels. Additionally, new hotel development projects are being prepared based on plots of land owned by the Group in a few cities in Poland.

Major modernization of existing hotels

- Continuation of comprehensive rebuilding of **the "Grand" Hotel in Warsaw.** The modernization program covered the enlargement of the rooms (which means reducing their number), technical innovation and change of their interior design, new arrangement of the hall, the food and beverage section and the technical unit, as well as the adjustment of the hotel to the needs of disabled persons.
  The finalization of the investment process and the opening the hotel for operation will be speeded up and it will take place at the turn of April and May 2008. At the same time, the decision was made that after the thorough upgrading, the hotel will operate under the Mercure brand.

- Finalization of the first phase on 3 top floors with living area and commencement of the next, second phase of modernization of the **"Mercure Hevelius" in Gdansk.** The scope of works covers, inter alia, modernization of the remaining rooms, replacement of fire safety installations and adjustment of the entire hotel to the guidelines in the area of safety, TV and internet installations, installation of air-conditioning in rooms, the replacement of the furnishings and fittings. The work will be finalized in June 2008.
  The last 3rd phase of the modernization works will cover the arrangement and redevelopment of publicly accessible areas, which will be performed in the period from October 2008 till May 2009.
  Despite a very extensive scope of works, the Hotel has not been closed down.

- At the **"Skalny" hotel in Karpacz,** 41 rooms were modernized and renovated and installations, entrance doors, bathroom facilities, furniture and furnishings in the hotel rooms were replaced. The cope of works includes replacement of elevators, TV and telephone installations.
  As regards the facade, modernization of the main entrance and the roofing, the necessary working documents have been prepared and the 1st phase of works has been completed. The works have been intensified in March 2008 (2nd phase).

In the case of the remaining hotels the investment expenditure was spent on modernization to a smaller extent, however, they were required for proper functioning of the hotel, safety and comfort of guests and purchase of fixed assets, including hardware and software.

OTHER OPERATIONS

In order to ensure proper current financing of large-scale investments in accordance with the strategy assumptions, on December 13, 2007 an agreement for sale of the immovable property and the furnishings of Hotel Grand in Łódź was concluded, i.e. the sale of the right of perpetual usufruct of land, the property right of the building erected on the land and the furnishings of the building. Orbis will be the lessee of Hotel Grand for a period of two years in order to continue hotel operation there. In addition, on December 20, 2007 a contract of exchange and guarantee was concluded, under which Orbis S.A. sold the right of perpetual usufruct of lands and the property right of Hotel Silesia and purchased the right of perpetual usufruct of a vacant plot in Krakow.

(unless otherwise stated, all amounts are presented in PLN thousand)

2.2.3 COMPANY'S POLICY IN THE FIELD OF INVESTOR RELATIONS

The Company's shareholders embrace Polish and foreign corporate shareholders as well as Polish shareholders being private persons. Therefore, the Company pursues active information policy in Poland and abroad. The Company is represented during investor conferences organized abroad by investment banks, during international meetings, during roadshows in Europe and in the United States and on conferences and fairs organized in Poland, also for private investors. Private meetings are also organized in the Company's Head Office. The Company's Management Board comments and responds to investor inquiries during teleconferences organized after publication of quarterly results.

All financial data and information published by Orbis are available at the corporate website: www.orbis.pl/ir. The website has a tool that allows subscription of current and periodic reports published by the Company and distributed via the ESPI system.

Orbis is a supporting member of the Association of Stock Exchange Issuers, an association representing companies listed at the Warsaw Stock Exchange. The Company also focuses on its positive profile among individual investors and the public opinion. Orbis S.A. cooperates with the Association of Individual Investors (AII), supports the organization of meetings concerning the principles of functioning of the capital market in Poland (fairs "Your money", the conference "Wall Street").

The investors and analysts ranked the quality of relationship with the Company, designating Orbis as one of the leaders in the ranking of investor relations with companies from the MWIG40 index published in Forbes.

2.2.4 CORPORATE MATTERS

Dividend distribution

The Ordinary General Meeting of Orbis S.A. Shareholders held on June 28, 2007, adopted resolutions concerning, among others: approval of the Directors' Report on the Operations of Orbis S.A., approval of the financial statements of Orbis S.A., distribution of net profit for 2006, appropriating PLN 15.7 million, i.e. PLN 0.34 per share, for the dividend, approval of the annual consolidated financial statements of the Orbis Group, and granting a vote of approval to members of the Management Board and the Supervisory Board in respect of performance of their duties in 2006. Full texts of resolutions are available on the Company's website at: www.orbis.pl. The dividend was paid on August 17, 2007.

Change of managing persons

Mr. Alain Billy, Member of Management Board of Orbis S.A., retired from his function in Orbis S.A. Management Board as of June 30, 2007, by a letter dated June 29, 2007.

By a resolution dated September 12, 2007, concerning appointment of a Member of the Management Board, the Orbis S.A. Supervisory Board appointed Mr. Marcin Szewczykowski as Member of Orbis S.A. Management Board as of September 12, 2007.

Appointment of a certified auditor

In 2007, financial statements of Orbis S.A. and the Orbis Group are audited by PricewaterhouseCoopers. This is the third year of our cooperation as the Supervisory Board selected the company providing the services of a certified auditor in 2005, and entrusted this company with the audit of the financial statements for 2005-2007.

Corporate Governance Declaration

The Company published its corporate governance declaration in its current report No. 7/2007. The Company notified of permanent non-compliance with certain rules of the "Code of Best Practices for WSE Listed Companies" in its current report No. 4/2008. Both reports are available on the Company's website at: www.orbis.pl.

New Statutes

The Company informed, about the receipt, on December 27, 2007, of the decision issued by the District Court for the capital city of Warsaw, XII Commercial Division, National Court Register [KRS], about the registration, on December 13, 2007, of the Orbis S.A. Statutes with amended § 13, § 20, § 29, § 31, adopted by the Extraordinary General Shareholders' Meeting of Orbis S.A. on November 20, 2007, (Notary Deed no. Rep. A 5164/2007). The consolidated text of the new Statutes was published in the current report No. 34/2007. It is available on the Company's website at: www.orbis.pl.

(unless otherwise stated, all amounts are presented in PLN thousand)

2.2.5 EMPLOYMENT AND PAYROLL & RELATED EXPENSES

At the end of December 2007 employment in Orbis S.A. amounted to 3 374 full-time jobs and was 13.3% lower as compared to the past year. In 2007, the average employment level in Orbis S.A. was lower than in the past year by 12.5%, which is a result of closure of the Petropol, Arkona, Kosmos, Grand Warszawa and Vera hotels and reduction of employment in connection with the regionalization of the finance &accounting staff, payroll staff, IT services, sales and technical maintenance services. The rate of decrease in employment in support services groups is faster than in the room and catering departments. Significant staff reduction in commercial activities was related to transfer of mini-bars to the catering department. Support staff is also replaced with outsourced services.

The ratio of employment per one room available in hotel branches declined from 0.40 to 0.36.

Table 4. Average employment in Orbis S.A. (full-time jobs) in 2007

	I – XII 2007	I – XII 2006	% change
I. Hotel services /1. to 5./	**2 512.3**	**2 783.0**	**-9.7%**
1. Room department	987.6	1 044.5	-5.4%
2. Catering department	1 472.2	1 649.2	-10.7%
3. Miscellaneous services	38.4	48.9	-21.5%
4. Support services	11.8	35.1	-66.4%
5. Commercial activities	2.3	5.3	-56.6%
II. General administration and management	582.9	678.5	-14.1%
III. Property operation and maintenance	216.8	343.9	-37.0%
IV. Marketing	203.9	210.7	-3.2%
TOTAL:	**3 515.9**	**4 016.1**	**-12.5%**

Costs of termination benefits and compensations related to employment restructuring amounted to PLN 11.4 million. Moreover, a provision of PLN 5.4 million established in 2006 was released to cover costs resulting from continuation of the restructuring program. The rest of amount (PLN 6.0 million) debited income statement.

Payroll&related expenses increased from PLN 188.6 million to PLN 206.9 million, i.e. by 9.7%.

Wages and salaries amounted to PLN 152.9 million, i.e. this amount being 5.5% higher than the amount paid out in the preceding year. The average monthly salary of PLN 3,637 is by 18.1% higher than salary paid out in the preceding year.

3. INCOME STATEMENT

Table 5. Orbis S.A. Income statement

PLN '000	2007	2006	% change
Net sales of products, merchandise and raw materials	637 924	590 011	8,1%
% share in total revenues *	84,8%	89,5%	
Cost of goods sold	(455 409)	(432 863)	5,2%
Selling and marketing costs	(39 873)	(41 339)	-3,5%
Administrative expenses	(104 091)	(99 123)	5,0%
of which:			
-depreciation & amortization	(111 791)	(109 793)	1,8%
- staff costs	(206 877)	(188 552)	9,7%
- outsourced services	(128 889)	(128 021)	0,7%
% share in total costs *	95,1%	93,7%	
Other operating income	114 533	69 128	65,7%
Other operating expenses	(10 854)	(17 887)	-39,3%
Revaluation of non-financial non-current assets	26 092	27 041	-3,5%
Operating profit (loss) - EBIT	168 322	94 968	77,2%
Finance income	51	48	6,3%
Finance costs	(20 250)	(20 601)	-1,7%
Profit (loss) before tax	148 123	74 415	99,0%
Income tax	(22 806)	(11 320)	101,5%
Loss from discontinued operations			
Net profit (loss)	125 317	63 095	98,6%
EBIT margin (EBIT/Revenues)	26,4%	16,1%	10,3pp
EBITDA	280 113	204 761	36,8%
EBITDA margin (EBITDA/Revenues)	43,9%	34,7%	9,2pp

* *Total revenues are understood as the sum of sales, other operating income and finance income.*
** *Total costs are understood as the sum of cost of services, products, merchandise and raw materials, distribution & marketing expenses, overheads & administrative expenses, other operating expenses and finance costs.*

Orbis S.A. generated **sales of PLN 637 924 thousand**, reporting a growth by **8.1%** as compared to 2006.

Despite a reduced number of available rooms as result of closing down a number of hotels for modernization, liquidation or sale, the Company managed to achieve the result thanks to the prevailing good business trends and thanks to progressive efficiency improvement and regionalization of some services. The growth of sales was coupled with an increase of occupancy rate by 2.9 percentage points in 2007 and a rise in the Average Room Rate by 9.3% year on year.

Cost of goods sold by the Company was higher in 2007 compared to 2006, however the growth of cost of goods sold is definitely lower than the growth rate of sales. Hence, the Company reported a higher sales margin than a year before, which verified the effectiveness of its sales policy.

Selling and marketing costs of Orbis S.A. decreased as compared to the past year. In 2006, these costs included the costs related to opening of the Grand Sopot Hotel in Sopot after its modernization, which did not occur in 2007.

In 2007, **administrative expenses** went up as compared to 2006. These expenses have been uplifted above all by the costs of operating regions which have developed additional services such as IT, payroll and technical services. The increase of these costs in the Company has also been caused by the growth of salaries.

The major item of **other operating income** of Orbis S.A. is the profit on sale of non-financial non-current assets, including sale of two hotels: the Silesia Hotel in Katowice and the Grand Hotel in Łódź and sale of share in the joint ownership title to land and building of the Pod Orłem Hotel in Bydgoszcz.

Other operating expenses were lower than in 2006 as a result of reduction in 2007 of provisions set up for costs related to employment restructuring.

Net impairment reversal of non-financial non-current assets following the impairment test had a positive impact upon the 2007 result.

As a result of a considerable growth in sales and a substantial increase in other operating income, as well as a relatively small rise in expenses, Orbis S.A. generated operating profit (EBIT) of **PLN 168 322 thousand**, this result being by **77.2%** better than in 2006.

EBITDA based on the operating profit EBIT, including revaluation of non-financial non-current assets, totalled **PLN 280 113 thousand** and increased by **36.8%** as compared to 2006.

Negligible value of **other finance income** did not affect the results of Orbis S.A.

Finance costs in 2007 were at a level to 2006, with a minor downward movement, mainly thanks to smaller burden of interest on borrowings.

Thanks to the above-mentioned factors, in 2007 Orbis S.A. generated a net profit of **PLN 125 317 thousand** compared to **PLN 63 095 thousand** in 2006.

4. OPERATING RESULTS OF HOTELS

The operating results from the hotel business had the essential influence on Orbis S.A. profit. In 2007, Orbis S.A. hotels reported a 1.6% growth in the number of roomnights sold despite a smaller number of hotels than in 2006. Occupancy equaled 52.5% (by 2.9 percentage point more than in 2006). The Average Room Rate increased by 9.3%, and reached a net level of PLN 225.3. RevPAR, i.e. the average Revenue per Available Room equaled PLN 118.4 (growth by 15.6%). These results have been attained thanks to good business trends in the country and a dynamic price policy implemented by hotels.

The share of business customers in the overall number of customers (66.8%) was greater than the share of tourists (33.2%). As regards the nationality mix, the share of Polish guests increased by 2.2 percentage point and totaled 41.0% of all stays. Foreigners accounted for 59.0% of the guests.

Table 6. Operating ratios in Orbis S.A. hotels

	I-XII 2007	I-XII 2006	% change / change in % pts
number of rooms	8 396	9 117	-7,9%
number of roomnights sold	1 711 585	1 684 873	1,6%
% structure of roomnights sold			
Poles	41,0%	38,8%	2,2pt%
foreigners	59,0%	61,2%	-2,2pt%
business clients	66,8%	63,6%	3,2pt%
tourists	33,2%	36,4%	-3,2pt%
occupancy rate	52,5%	49,6%	2,9pt%
Average Room Rate (ARR) in PLN	225,3	206,2	9,3%
Revenue per Available Room (RevPAR) in PLN	118,4	102,4	15,6%
Gross operating profit (GOP) in PLN'000	259 570,5	230 403,9	12,7%
Gross operating profit (GOP) - % gross	41,7%	39,8%	1,9pt%

During the analyzed period, the **operating income** from the hotel business (including above all revenues from sale of hotel rooms, food and beverage, leisure, services of the business center, telecommunications, laundry, rentals and conference rooms) totaled **PLN 623.2 million** and were higher than in 2006. In terms of individual departments, income dynamics was as follows: room department – growth by 11.0%, food and beverage – growth by 3.7%, other revenues– decline by 1.7% and telecommunications – decline by 24.7%.

(unless otherwise stated, all amounts are presented in PLN thousand)

Chart 5. Structure of operating income in Orbis S.A. hotels


33,9%
5,8%
0,3%
60,0%
room department
food&beverage department
other income
telecommunications

The highest growth in income was achieved by hotels of the Trójmiasto market (increase by 30.2%), followed by the hotels of the Katowice (by 17.7%), Wrocław (by 16.4%), Warsaw (by 10.9%) and Kraków (by 4.9%) markets. Hotels operating on the Poznań and Szczecin market reported a decline in sales (by 3.9% and by 5.4% respectively).

Operating expenses in the hotel department (comprising expenses of the above-mentioned subcomponents of the operating income) in the period January - December 2007 amounted to PLN 232.1 million and were by 9.1% higher than the figure reported last year. As regards individual departments, the expenses dynamics was as follows: room department – growth by 14.8%, catering department - growth by 6.4%, other costs - growth by 3.1%, and telecommunications - decline by 6.9%. The gross ratio of room department expenses to the GOP increased by 0.7% point and stood at 22.3%. On the other hand, the efficiency of the catering department slightly deteriorated by 1.6 percentage point and amounted to 64.9%. The gross ratio is calculated as a share of expenses to revenues under the given segment.

During the period under analysis, the **undistributed expenses** (including the costs of administration and management, property operation and maintenance, energy and marketing expenses) were at the level of PLN 131.5 million, i.e. by 3.0% lower than last year, as a result of a significant decline in the costs of administration and management (drop by 5.1%) and property operation and maintenance (drop by 4.4%).

In 2007, Orbis S.A. hotels generated **gross operating profit** (GOP) of PLN 259.6 million, which translates into a growth by 12.7% as compared to 2006. The GOP ratio to sales went up by 1.9 % points to reach 41.7%, confirming further improvement in the efficiency of hotels' operating activity.

The highest growth in the GOP was generated by the hotels operating on the Trójmiasto market (growth by 46.7%), followed by the hotels of the Katowice market (up by 38.6%), Warsaw agglomeration (up by 15.5%) and Wrocław (up by 15.3%). GOP decline was reported by hotels in Kraków (down by 0.8%), Poznań (down by 3.9%) and Szczecin (down by 4.1%).

5. BALANCE SHEET

Table 7. Orbis S.A. Balance sheet

in PLN '000	As at Dec.31, 2007	As at Dec.31, 2006	% change during 12 months ended on Dec. 31, 2007
Non-current assets	2 108 621	2 033 051	3,7%
% share in balance sheet total	*93,3%*	*92,8%*	
Current assets	151 468	157 120	-3,6%
% share in balance sheet total	*6,7%*	*7,2%*	
TOTAL ASSETS	**2 260 089**	**2 190 171**	**3,2%**
Equity	1 686 500	1 576 850	7,0%
% share in balance sheet total	*74,6%*	*72,0%*	
Liabilities	573 589	613 321	-6,5%
% share in balance sheet total	*25,4%*	*28,0%*	
TOTAL EQUITY AND LIABILITIES	**2 260 089**	**2 190 171**	**3,2%**

5.1. NON-CURRENT ASSETS

The value of non-current assets remained at a similar level throughout 2006 and 2007. Owing to the nature of the business, the basic item of the Company's non-current assets is property, plant and equipment. Growth of non-current assets throughout the last 12 months results predominantly from substantial capital expenditure on new hotels and planned modernizations of existing non-current assets and was achieved despite the sale, at the end of 2007, of the title to perpetual usufruct of land and title to the building of the Grand Hotel in Łódź. This hotel shall remain leased by Orbis S.A. and shall continue to be operated by the Company for the purpose of conducting hotel business for a period of two years. An investment in shares in a subsidiary, Orbis Transport Sp. z o.o., for an amount of PLN 14 006 thousand, as well as the sale of shares in an affiliated company PH Majewicz Sp. z o.o. resulted in a change in the item of investments in subsidiaries and associates as at the end of 2007 as compared to the corresponding period of 2006. The investment property item went up significantly as compared to the balance as at the end of December 2006 because an Etap hotel was rendered operational in Warsaw in the 1st quarter of 2007.

5.2. CURRENT ASSETS

The other current receivables item dominated the current assets in 2007. Other current receivables comprise predominantly short-term borrowings to subsidiaries, prepaid tangible assets and intangible assets, prepayments, taxes, grants, customs duties and social security receivable as well as other public payments. The second largest item are cash and cash equivalents which declines as compared to 2006 as a result of investment by the Company of free cash into securities (bonds, acquired by the Company with a view of their future disposal at a profit as a result of price fluctuations. The financial assets are designated as carried at fair value through profit or loss). The next item are trade receivables, impacted by the level of the hotel business.

5.3. NON-CURRENT LIABILITIES

Borrowings, which declined in comparison to 2006, traditionally represent the most substantial item of non-current liabilities. The decrease is mainly attributable to appropriation of a loan instalment (inter alia) amounting to the current liabilities item. The provision for pension and similar benefits has increased slightly as compared to the year 2006 as a result of changes in the payroll system which has been included in the actuary's calculations at the end of 2007.

5.4. CURRENT LIABILITIES

The total value of this item increased slightly as compared to their balance as at December 31, 2006. Alike in the case of non-current liabilities, the current liabilities item is dominated by borrowings, mainly incurred from companies belonging to the Orbis Group. Their value did not change substantially as compared to the end of December 2006. Posting PLN 39 million loan installment by Orbis S.A. from non-current liabilities coincided in time with the repayment of an installment with the same amount. The second most significant item of non-current liabilities is trade payables, which are influenced by the seasonality of the hotel business pursued by the Company. A minor increase was reported in trade payables as compared to the end of the last year. The third largest item is other current payables, which comprise predominantly tax, customs duties and social security payable, salaries, and accruals.

5.5. BORROWINGS

Table 8. The structure of borrowings and credits with maturity

Creditor	Amount of borrowings with maturity as at the balance sheet date, i.e. Dec. 31, 2007		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity 1-3 years	maturity above 3 years
Fixed-term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)	227 213	0	40 880	92 992	93 341
Loans of Hekon-Hotele Ekonomiczne S.A.	143 071	0	143 071	0	0
TOTAL:	**370 284**	**0**	**183 951**	**92 992**	**93 341**

In 2007 Orbis S.A. was paying off borrowings and loans incurred in past years. The Company did not enter into new loan agreements in 2007 and did not incur any new loans.

6. CASH FLOW ACCOUNT

Table 9. Orbis S.A. Cash flow account

PLN '000	2007	2006	% change
Cash flows from operating activities	105 240	109 737	-4,1%
Cash flows from investing activities	(53 828)	(80 251)	-32,9%
Cash flows from financing activities	(74 985)	(12 479)	500,9%
Total net cash flows	**(23 573)**	**17 007**	**-**
Cash and cash equivalents at the end of period	29 677	53 250	-44,3%

In 2007, the **net cash flows from operating activities** were positive, though slightly lower than in 2006. It has been caused by a high adjustment of profits on investment activities, resulting from the sale by Orbis S.A. of two hotels: the Grand Hotel in Łódź and the Silesia Hotel in Katowice, investment real property and interest in an associated company, as well as major impairment reversal of tangible assets as a result of valuation performed at the end of 2007, posted to another item – Other adjustments. Similarly like in 2006, the biggest positive adjustment of the profit concerned depreciation/amortization.

(unless otherwise stated, all amounts are presented in PLN thousand)

The **net cash flows from investing activities** were negative. The largest cash flows from investing activities include income from sale of tangible non-current assets (i.e. mainly the Grand hotel in Łódź and the Silesia hotel in Katowice) and dividends (received from Hekon-Hotele Ekonomiczne S.A. and Orbis Kontrakty Sp. z o.o.). In addition, positive receipts from investing activities were brought about by the sale of investment property and revenues from the sale of shares in an associated companies, i.e. sale of investment property of the Pod Orłem Hotel in Bydgoszcz and shares in an associated company PH Majewicz. In 2007 negative cash flows from investing activities were to the most extent impacted by higher expenditure on property, plant and equipment and intangible assets, connected with investment projects carried out within the framework of pursuance of the development strategy. Expenditure on purchase of short-term securities did not have any major impact on the net cash flows.

Alike in 2006, the **net cash flows from financing activities** were negative in 2007. The negative cash flows from these activities were above all impacted by the repayment of an investment credit facility of PLN 39 191 thousand and the dividend that had been paid out to the Company shareholders. The negative cash flows were also impacted by debt servicing expenditure that stood at the level close to the level reported in the past year. In 2007 the Company had no positive cash flows from financing activities as it did not use any sources of external financing.

7. RATIO ANALYSIS OF THE FINANCIAL STATEMENTS

On the basis of the financial statements (the income statement and the balance sheet), an analysis covering profitability, turnover and financing ratios has been made.

7.1. PROFITABILITY RATIOS

Return on equity (ROE)

	2007	2006
Net profit (loss)	125 317	63 095
Equity - opening balance	1 576 850	1 529 422
Equity - closing balance	1 686 500	1 576 850
Return on equity	7,7%	4,1%

This ratio depicts the rate of return generated by capital invested in a business. In 2007, this ratio increased due to:
- increase in equity resulting from the fact that major part of 2006 profits were retained in the Company
- high net profit in 2007.

Return on assets (ROA)

	2007	2006
Net profit (loss)	125 317	63 095
Total assets - opening balance	2 190 171	2 100 084
Total assets - closing balance	2 260 089	2 190 171
Return on assets	5,6%	2,9%

This ratio reveals a rate of return generated by the company's assets. In 2007 this ratio went up in 2007 due to an almost two-fold increase of the amount of net profit.

(unless otherwise stated, all amounts are presented in PLN thousand)

Net return on sales (ROS)

	2007	2006
Net profit (loss)	125 317	63 095
Sales of products, merchandise and raw materials	637 924	590 011
Net return on sales	**19,6%**	**10,7%**

This ratio reveals the value of net profit generated by a single sales unit. Return on sales increased, predominantly owing to an increase in net sales prices.

7.2. EFFICIENCY RATIOS

Debtor collection period

	2007	2006
Trade receivables – OPENING BALANCE	23 023	17 364
Trade receivables – CLOSING BALANCE	26 847	23 023
Sales of products, merchandise and raw materials	637 924	590 011
Number of days	360	360
Debtor collection period	**14,1**	**12,3**

This ratio shows the average number of days preceding payment by trade debtors. In 2007 this ratio grew slightly. The turnover is still short (approx. 2 weeks), which means that the cash is not frozen with trade debtors.

Creditor collection period

	2007	2006
Trade payables – OPENING BALANCE	54 183	37 294
Trade payables – CLOSING BALANCE	54 916	54 183
Cost of products, merchandise and raw materials sold	455 409	432 863
Number of days	360	360
Creditor collection period	**43,1**	**38,0**

This ratio shows the average number of days preceding payment to trade creditors. In 2007 this ratio has increased slightly as compared to 2006.

Inventory turnover

	2007	2006
Inventory – OPENING BALANCE	4 937	5 695
Inventory – CLOSING BALANCE	4 907	4 937
Cost of products, merchandise and raw materials sold	455 409	432 863
Number of days	360	360
Inventory turnover	**3,9**	**4,4**

This ratio shows the average number of days in the inventory turnover cycle. In 2007 the Company shortened the cycle of inventory turnover, which evidences higher efficiency of their use.

(unless otherwise stated, all amounts are presented in PLN thousand)

7.3. FINANCING RATIOS

Debt to equity

	2007	2006
Total debt	573 589	613 321
Total equity	2 260 089	2 190 171
Debt to equity	**25,4%**	**28,0%**

The debt to equity ratio reveals the contribution of external capital in financing assets. In 2007 this ratio declined due to a drop in debt under payment of borrowings and loans.

Interest cover

	2007	2006
EBITDA	280 113	204 761
Cost of interest	19 365	18 760
Interest cover	**14,5**	**10,9**

This ratio defines the burden of interest payments upon the company. Despite increase of this ratio in 2007, the interest cover ratio presents at a very safe level, since EBITDA is sufficient to cover 14 times the cost of interest.

Non-current asset cover ratio

	2007	2006
Equity	1 686 500	1 576 850
Non-current assets	2 108 621	2 033 051
Non-current asset cover ratio	**80,0%**	**77,6%**

This ratio reveals the percentage of non-current assets which is financed by equity. This ratio remains at a very safe level as the growth of assets in 2007 as a result of investments was covered mainly from retained profits for 2006.

Current ratio

	2007	2006
Current assets	151 468	157 120
Current liabilities	289 798	287 392
Current ratio	**0,52**	**0,55**

Current ratio reveals the cover of current assets by current liabilities. This ratio remains low due to large debt of the Company towards associated companies.

8. SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD

- On February 19, 2008, Orbis S.A. entered into an overdraft agreement with Bank Handlowy for PLN 20 million. The agreement is valid until February 18, 2009.
- On February 27, 2008, Orbis S.A. (acting as the lender) entered into a loan agreement with its subsidiary, PBP Orbis Sp. z o.o., amounting to PLN 7 million. The loan will be repaid within 12 months from disbursement.
- On March 7, 2008, Orbis S.A. entered into the sale agreement (sale of the right of perpetual usufruct to the plot located next to the Petropol Hotel) with the Płock Commune for a price of PLN 75.9 thousand.
- On March 26, 2008, Orbis S.A. entered into a loan agreement with its subsidiary, PBP Orbis Sp. z o.o., amounting to PLN 3 000 thousand. The main purpose of this loan is the current activity in PBP Orbis.

(unless otherwise stated, all amounts are presented in PLN thousand)

- On March 18, 2008, Orbis S.A. entered into a surety of liabilities of the company Orbis Transport Sp. z o.o., that may arise under the short-term credit agreement, with Societe Generale S.A. in Poland amounting to PLN 30 000 thousand.

9. PLANS FOR SUBSEQUENT PERIODS

According to congruent forecasts of market analysts, favorable trends in Poland's economy may be expected to continue throughout 2008. Therefore, the demand for hotel services is anticipated to follow a path of further dynamic growth. There are no circumstances that might be a symptom of any major change in the trends prevailing in the hotel market over the coming 1-2 years. Therefore, the Company expects that its financial standing will remain stable over this time frame.

Investment program.

The Orbis Hotel Group development strategy is being continued. The investment process supervised by the Economy Hotels Development Office focused on upgrading the existing hotels and introduction of new hotel products on the Polish market (economy hotels) operating under the ETAP and IBIS brands, requires ample expenditure on design and construction works, purchase of property, plant and equipment and computer hardware by Orbis S.A.

Major tasks, most important from the point of view of the scope of works and expenditure to be incurred in the years 2008 – 2011, will relate to the following works and hotels:

- Continuation of already commenced and new modernizations of existing hotel base (non-economy hotels);
- Construction of new Etap and Ibis economy hotels on plots of land owned by Orbis S.A.;
- Hotel establishments scheduled for construction in the research-development study, located on plots of land that Orbis S.A. or Hekon-Hotele Ekonomiczne S.A. is interested in;
- Hotel establishments constructed on plots of land already purchased by Hekon-Hotele Ekonomiczne S.A.

Employment.

In 2007 Orbis S.A. implemented the "Only One Employer Program" according to the schedule. The date on which the new employer structure will be introduced has been set for April 1, 2008.

In 2008 the Company plans to continue training cycles for operating staff of hotels in order to improve their skills in the area of customer service, trainings to further enhance selling skills, as well as trainings for the managerial staff.

Promotional and advertising campaigns and PR.

The marketing strategy of the Orbis Hotel Group for 2008 incorporates the following objectives:

- increase the market share and maintain leading position in the hotel services market in Poland,
- regularly improve the quality of rendered services,
- development of an offer tailored to the needs of our guests, including launching a new product – among others an offer to non-smoking clients,
- intensified marketing and distribution activities to better reach the client (wide-span advertising campaign, amongst others, via the Internet, seasonal presence in onboard airline magazines and on flight schedules, information in industry publications, advertising on billboards and stands, joint promotional campaigns with business partners),
- cooperation with publishers of guidebooks and tourist guides and publication of own materials,
- preparation of international program for 25th anniversary of Grands Vins Mercure,
- participation in international tourist fairs,
- continuation of cooperation with the UNICEF.

(unless otherwise stated, all amounts are presented in PLN thousand)

10. INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

On June 1, 2005, the Company executed an agreement with PricewaterhouseCoopers Sp. z o.o. for the review and audit of financial statements of Orbis S.A. and the Orbis Group. The agreement covers the review of semi-annual stand-alone and consolidated financial statements for six-month periods ended on June 30, 2005, 2006 and 2007 and audit of annual stand-alone and consolidated financial statements for the year 2005, 2006 and 2007.

The total net fee paid out for review of stand-alone and consolidated financial statements of Orbis S.A. for the year 2007 amounted to PLN 627.0 thousand (PLN 635 thousand in 2006). The total fee paid out or due to the licensed auditor for additional services (training, advice) in 2007 totaled PLN 257.7 thousand (PLN 15 thousand in 2006).

Orbis S.A.

Management Board's statements

as at December 31, 2007

Orbis

Warsaw, April 17, 2008.

DECLARATION
OF THE MANAGEMENT BOARD
CONCERNING THE REPORT FOR 2007

The Management Board of Orbis S.A. hereby declares that according to its best knowledge, the financial statements of Orbis S.A. for the year 2007 and the comparative figures for the year 2006 have been prepared in accordance with the accounting principles applied by the Company and with the International Financial Reporting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of Orbis S.A. and its financial result.

The report on the Company's operations depicts a true image of development, achievements and the condition of Orbis S.A., including description of the main risks and uncertainties.

Warsaw, April 17, 2008.

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
CONCERNING THE FINANCIAL STATEMENTS FOR 2007

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit financial statements entrusted with the task of auditing the annual financial statements of Orbis S.A. has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to issue an unbiased and independent audit report, pursuant to the applicable legal regulations binding in Poland.

END